SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion

We have audited the consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We have also audited, in accordance with Korean Standards on Auditing (“KSAs”), the Group’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2025 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 3, 2026 expressed an unmodified opinion on the effectiveness of the Group’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statement as of and for the year ended December 31, 2025. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1)
Assessment of allowance for credit losses for loans

As discussed in Notes 3.(h), 5.(b), and 13 to the consolidated financial statements, the Group recognized an allowance for credit losses using the Expected Credit Loss (ECL) impairment model for loans at amortized cost amounting to KRW 4,280,672 million as of December 31, 2025. A lifetime ECL is recognized for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, otherwise a 12-month ECL is recognized. The Group measures ECL allowances on an individual basis for individually significant corporate loans which are credit impaired and for those which have experienced a SICR and demonstrate certain other high risk indicators (including debt restructuring, total capital erosion, etc.).

The individual assessment involves judgment by the Group in estimating the future cash flows expected from collateral. The allowance for credit losses for other loans are measured on a collective basis. For these loans, the Group measures ECL based on its estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-Looking Information (FLI). When measuring allowance for credit losses, PD estimated considering various factors such as collateral, product and borrower type, credit rating, loan size, recovering period, etc. and LGD per recovery type are applied. For corporate loans measured on a collective basis, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. When measuring the allowance for credit losses on corporate loans, PD is determined based on borrower's internal credit risk rating, which is assessed by considering both quantitative and qualitative factors. In particular, the evaluation of qualitative factors requires a high level of judgment by the Group.

We identified the following risks in accordance with the assessment of the allowance for credit losses for loans as a key audit matter, considering likelihood of error, management judgement, and risk of material misstatement.


Risks of misstatement in the allowance for credit losses due to errors and fraud when assessing the quantitative and qualitative factors for determining internal credit risk ratings of corporate loans, measuring PD and LGD, and incorporating FLI for the collective ECL calculation.

The following are the primary audit procedures we performed to address this key audit matter.


We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (ii) the assessment of qualitative factors in the process of determining the internal credit risk rating of the loans; (iii) the completeness and accuracy of quantitative data used in the credit risk ratings.

We involved credit risk professionals and IT audit specialists with specialized skills, industry knowledge and relevant experience who assisted in: (i) evaluating the methodology and key judgments used in determining the PD and LGD parameters; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) recalculating forward-looking PD and LGD on a sample basis.

We evaluated on a sample basis whether, the internal credit risk ratings of corporate loans for collective ECL calculation were assessed in accordance with the Group policy.

(2) Internally measured fair value of level 3 derivatives, and level 3 derivative-linked securities

As discussed in Notes 5.(e) to the consolidated financial statements, the Group classifies financial instruments measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data as level 3 in the fair value hierarchy.

Those financial instruments measured at fair value classified as level 3 include derivatives and derivative-linked securities both held and issued by Shinhan Securities Co., Ltd. (a subsidiary of the Group), of which fair value is measured by the internally developed valuation models. The fair value of such derivative assets and liabilities as of December 31, 2025 was KRW 146,924 million and KRW 284,135 million, respectively.

Also, the fair value of such derivative-linked securities held (presented as ‘financial assets at fair value through profit or loss – debt securities’) and issued (presented as ‘financial liabilities designated at fair value through profit or loss’) as of December 31, 2025 was KRW 47,665 million and KRW 5,834,683 million, respectively. In order to measure the fair value of these financial instruments, the Group uses valuation models such as discounted cash flow models and option models. These models use various inputs and assumptions, depending on the nature of the financial instruments.

We identified the following risk in accordance with the measurement of fair value level 3 of the derivatives and derivative-linked securities as a key audit matter considering the level of judgement;


Risks of misstatement in the fair value of the level 3 derivatives and the derivative-linked securities measured by internally developed valuation models due to inappropriate applying unobservable inputs (including volatility of underlying assets, correlations, regression coefficients, discount rates, etc.) and related assumptions.

The following are the primary audit procedures we performed to address this key audit matter.


We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of fair value of the derivatives and derivative-linked securities. This included controls related to the development and application of the significant unobservable inputs and assumptions used in the measurement of fair values.

We involved valuation professionals with specialized skills and knowledge, who assisted in (i) evaluating unobservable inputs on a selection of the derivatives and derivative-linked securities; and (ii) developing unobservable inputs independently for a selection of the derivatives and derivative-linked securities and comparing the resulting fair value estimates to the Group’s fair value measurements.

Other matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:


Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Jung-Soo Bok.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of won)	Note		2025	2024

Assets
Cash and due from banks at amortized cost	5, 9, 13, 20	~~W~~	39,742,605	40,525,712
Financial assets at fair value through profit or loss	5, 10, 20		78,053,377	72,146,845
Derivative assets	5, 11		7,153,950	10,279,257
Securities at fair value through other comprehensive income	5, 12, 20		103,216,950	93,805,369
Securities at amortized cost	5, 12, 20		31,944,368	33,315,999
Loans at amortized cost	5, 13, 20		464,773,880	449,295,238
Property and equipment	14, 19, 20		4,153,186	4,157,592
Intangible assets	15		5,893,158	6,120,133
Investments in associates	16		2,639,202	2,752,980
Current tax assets			68,609	54,658
Deferred tax assets	46		209,718	205,506
Investment property	17		611,620	327,696
Net defined benefit assets	27		353,097	155,697
Insurance contract assets	29		760	5,639
Reinsurance contract assets	29		603,442	184,754
Other assets	5, 13, 18, 20		46,524,351	26,401,598
Assets held for sale	21		71,212	29,583

Total assets		~~W~~	786,013,485	739,764,256

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As of December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Liabilities
Deposits	5, 22	~~W~~	447,648,971	422,781,045
Financial liabilities at fair value through profit or loss	5, 23		2,312,487	954,899
Financial liabilities designated at fair value through profit or loss	5, 24		6,378,064	8,220,475
Derivative liabilities	5, 11		7,020,846	10,058,532
Borrowings	5, 25		55,394,834	49,920,373
Debt securities issued	5, 26		92,991,422	93,765,854
Net defined benefit liabilities	27		17,820	38,974
Provisions	28		1,363,345	1,308,896
Current tax liabilities			763,377	203,131
Deferred tax liabilities	46		446,799	423,821
Insurance contract liabilities	29		50,471,303	51,124,629
Reinsurance contract liabilities	29		56,378	98,063
Investment contract liabilities	5, 31		1,536,393	1,165,022
Other liabilities	5, 32		59,237,657	40,879,509
Liabilities held for sale	21		1,465	-

Total liabilities			725,641,161	680,943,223

Equity	33
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,749,837	4,600,121
Capital surplus			12,098,558	12,094,968
Capital adjustments			(1,180,080)	(807,114)
Accumulated other comprehensive loss			(2,474,813)	(1,824,440)
Retained earnings			41,796,129	39,020,580
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			57,959,272	56,053,756
Non-controlling interests			2,413,052	2,767,277
Total equity			60,372,324	58,821,033

Total liabilities and equity		~~W~~	786,013,485	739,764,256

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024

Interest income		~~W~~	27,988,801	29,209,338
Interest expense			(16,294,345)	(17,807,036)
Net interest income	36		11,694,456	11,402,302

Fees and commission income			4,564,323	4,295,366
Fees and commission expense			(1,643,112)	(1,580,492)
Net fees and commission income	37		2,921,211	2,714,874

Insurance income			3,364,322	3,116,553
Reinsurance income			202,299	73,578
Insurance service expenses			(2,321,814)	(2,131,560)
Reinsurance service expenses			(189,080)	(75,405)
Net insurance income	29		1,055,727	983,166

Insurance finance income			44,087	202,363
Insurance finance expenses			(1,235,282)	(301,802)
Net insurance finance expense	30		(1,191,195)	(99,439)

Dividend income	38		209,681	239,097
Net gain on financial instruments at fair value through profit or loss	39		2,409,365	1,210,771
Net loss on financial instruments designated at fair value through profit or loss	40		(413,948)	(344,453)
Net gain on foreign currency transaction			875,962	510,985
Net gain on disposal of securities at fair value through other comprehensive income	12		193,612	60,260
Net loss on disposal of securities at amortized cost	12		(56)	(23,155)
Provision for credit loss allowance	41		(2,002,965)	(2,013,274)
General and administrative expenses	42		(6,402,500)	(6,116,240)
Other operating expenses, net	44		(2,325,993)	(2,066,224)

Operating income			7,023,357	6,458,670

Equity method income (loss)	16		221,225	(23,822)
Other non-operating expense	45		(315,573)	(405,756)
Profit before income taxes			6,929,009	6,029,092

Income tax expense	46		1,844,490	1,470,922
Profit for the year		~~W~~	5,084,519	4,558,170

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2025 and 2024

(In millions of won, except earnings per share data)	Note		2025	2024

Other comprehensive income (loss) for the year, net of income tax	33
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	(1,600,292)	1,146,623
Equity in other comprehensive income (loss) of associates			(16,736)	6,671
Foreign currency translation adjustments for foreign operations			(144,288)	416,182
Net change in unrealized fair value of cash flow hedges			(173,103)	38,514
Net finance income (expense) on insurance contract assets (liabilities)			1,268,886	(2,334,235)
Net finance expense on reinsurance contract assets (liabilities)			(153,683)	(1,523)
			(819,216)	(727,768)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities (assets)			5,324	(62,143)
Valuation gain on securities at fair value through other comprehensive income			160,107	43,258
Gain on disposal of securities at fair value through other comprehensive income			2,923	7,329
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			(2,652)	(6,341)
			165,702	(17,897)
Total other comprehensive income (loss), net of income tax			(653,514)	(745,665)

Total comprehensive income for the year		~~W~~	4,431,005	3,812,505

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	33, 47	~~W~~	4,971,561	4,450,177
Non-controlling interests			112,958	107,993
		~~W~~	5,084,519	4,558,170
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	4,320,358	3,702,863
Non-controlling interests			110,647	109,642
		~~W~~	4,431,005	3,812,505

Earnings per share:	33, 47
Basic and diluted earnings per share in won		~~W~~	9,812	8,441

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Profit for the year		-	-	-	-	-	4,450,177	4,450,177	107,993	4,558,170
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	1,196,353	-	1,196,353	857	1,197,210
Equity in other comprehensive income (loss) of associates		-	-	-	-	6,671	-	6,671	-	6,671
Foreign currency translation adjustments for foreign operations		-	-	-	-	415,006	-	415,006	1,176	416,182
Net change in unrealized fair value of cash flow hedges		-	-	-	-	38,514	-	38,514	-	38,514
Net finance expense on insurance contract assets (liabilities)		-	-	-	-	(2,334,235)	-	(2,334,235)	-	(2,334,235)
Net finance expense on reinsurance contract assets (liabilities)		-	-	-	-	(1,523)	-	(1,523)	-	(1,523)
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	(61,759)	-	(61,759)	(384)	(62,143)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(6,341)	-	(6,341)	-	(6,341)
Total other comprehensive income (loss)		-	-	-	-	(747,314)	-	(747,314)	1,649	(745,665)
Total comprehensive income (loss)		-	-	-	-	(747,314)	4,450,177	3,702,863	109,642	3,812,505

Other changes in equity
Dividends		-	-	-	-	-	(268,697)	(268,697)	-	(268,697)
Interim dividends		-	-	-	-	-	(820,287)	(820,287)	-	(820,287)
Dividends to hybrid bonds		-	-	-	-	-	(176,945)	(176,945)	-	(176,945)
Issuance of hybrid bonds (Note 33)		-	797,866	-	-	-	-	797,866	-	797,866
Redemption of hybrid bonds (Note 33)		-	(199,476)	-	(524)	-	-	(200,000)	-	(200,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-	-	-
Acquisition of treasury stock (Note 33)		-	-	-	(700,000)	-	-	(700,000)	-	(700,000)
Disposal of treasury stock (Note 33)		-	-	-	297	-	-	297	-	297
Retirement of treasury stock (Note 33)		-	-	-	450,000	-	(450,102)	(102)	-	(102)
Change in other capital adjustments		-	-	-	(890)	-	(886)	(1,776)	-	(1,776)
Change in other non-controlling interests		-	-	-	-	-	-	-	56,307	56,307
		-	598,390	-	(148,450)	-	(1,819,584)	(1,369,644)	56,307	(1,313,337)
Reclassification of OCI to retained earnings		-	-	-	-	(2,673)	2,673	-	-	-
Balance at December 31, 2024	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2025 and 2024

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033
Profit for the year		-	-	-	-	-	4,971,561	4,971,561	112,958	5,084,519
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(1,435,546)	-	(1,435,546)	(1,716)	(1,437,262)
Equity in other comprehensive income (loss) of associates		-	-	-	-	(16,736)	-	(16,736)	-	(16,736)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(143,950)	-	(143,950)	(338)	(144,288)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(173,103)	-	(173,103)	-	(173,103)
Net finance expense on insurance contract assets (liabilities)		-	-	-	-	1,268,886	-	1,268,886	-	1,268,886
Net finance expense on reinsurance contract assets (liabilities)		-	-	-	-	(153,683)	-	(153,683)	-	(153,683)
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	5,581	-	5,581	(257)	5,324
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(2,652)	-	(2,652)	-	(2,652)
Total other comprehensive income (loss)		-	-	-	-	(651,203)	-	(651,203)	(2,311)	(653,514)
Total comprehensive income (loss)		-	-	-	-	(651,203)	4,971,561	4,320,358	110,647	4,431,005

Other changes in equity
Dividends		-	-	-	-	-	(267,755)	(267,755)	-	(267,755)
Interim dividends		-	-	-	-	-	(828,228)	(828,228)	-	(828,228)
Dividends to hybrid bonds		-	-	-	-	-	(197,932)	(197,932)	-	(197,932)
Issuance of hybrid bonds (Note 33)		-	797,870	-	-	-	-	797,870	-	797,870
Redemption of hybrid bonds (Note 33)		-	(648,154)	-	(1,846)	-	-	(650,000)	-	(650,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	524	-	(524)	-	-	-
Acquisition of treasury stock (Note 33)		-	-	-	(1,250,001)	-	-	(1,250,001)	-	(1,250,001)
Retirement of treasury stock (Note 33)		-	-	-	900,000	-	(900,070)	(70)	-	(70)
Change in other capital adjustments		-	-	3,590	(21,643)	-	(673)	(18,726)	-	(18,726)
Change in other non-controlling interests		-	-	-	-	-	-	-	(464,872)	(464,872)
		-	149,716	3,590	(372,966)	-	(2,195,182)	(2,414,842)	(464,872)	(2,879,714)
Reclassification of OCI to retained earnings		-	-	-	-	830	(830)	-	-	-
Balance at December 31, 2025	~~W~~	2,969,641	4,749,837	12,098,558	(1,180,080)	(2,474,813)	41,796,129	57,959,272	2,413,052	60,372,324

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024

Cash flows from operating activities
Profit for the year		~~W~~	5,084,519	4,558,170
Adjustments for:
Interest income	36		(27,988,801)	(29,209,338)
Interest expense	36		16,294,345	17,807,036
Dividend income	38		(209,681)	(239,097)
Income tax expense	46		1,844,490	1,470,922
Net fees and commission expense	37		378,283	330,896
Net insurance income	30		(1,055,727)	(983,166)
Net insurance finance expense	30		1,191,195	99,439
Net gain on financial instruments at fair value through profit or loss	39		(846,030)	(678,697)
Net gain on derivatives	11		(510,524)	(82,184)
Net gain on foreign currency translation			(284,765)	(107,294)
Net loss (gain) on financial instruments designated at fair value through profit or loss	40		(43,372)	35,604
Net gain on disposal of securities at fair value through other comprehensive income	12		(193,612)	(60,260)
Provision for allowance for credit loss	41		2,002,965	2,013,274
Net loss on disposal of securities at amortized cost	12		56	23,155
Employee benefit	27		238,848	157,711
Depreciation and other amortization	42		1,295,085	1,280,382
Other operating expense	44		815,185	687,447
Equity method loss (income), net	16		(221,225)	23,822
Other non-operating expense	45		265,392	323,593
			(7,027,893)	(7,106,755)

Changes in assets and liabilities:
Due from banks at amortized cost			731,113	(408,314)
Securities at fair value through profit or loss			(2,887,391)	(159,581)
Deposits at fair value through profit or loss			1,053	(5,418)
Loans at fair value through profit or loss			380,767	(138,009)
Financial instruments designated at fair value through profit or loss			(1,853,330)	379,352
Derivative instruments			378,311	(83,294)
Loans at amortized cost			(17,106,486)	(34,952,582)
Insurance contract assets			4,879	5,015
Reinsurance contract assets			(418,688)	(96,401)
Other assets			(20,923,665)	2,036,969

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024

Deposits		~~W~~	24,093,267	38,873,523
Net defined benefit liabilities			(413,143)	(246,347)
Provisions			(169,300)	(505,457)
Insurance contract liabilities			(409,819)	(916,060)
Reinsurance contract liabilities			(226,184)	936
Investment contract liabilities			332,236	(467,655)
Other liabilities			18,745,622	(8,626,434)
			259,242	(5,309,757)

Income taxes paid			(1,076,814)	(1,030,947)
Interest received			27,043,508	28,511,378
Interest paid			(14,749,663)	(15,218,677)
Dividends received			197,982	222,887

Net cash inflow from operating activities			9,730,881	4,626,299

Cash flows from investing activities
Proceeds from disposal of financial instruments at fair value through profit or loss			4,584,365	5,846,223
Acquisition of financial instruments at fair value through profit or loss			(4,963,361)	(7,043,560)
Proceeds from disposal of securities at fair value through other comprehensive income			50,955,576	44,576,886
Acquisition of securities at fair value through other comprehensive income			(61,673,847)	(44,514,955)
Proceeds from disposal of securities at amortized cost			7,073,830	7,646,004
Acquisition of securities at amortized cost			(5,478,916)	(5,109,510)
Proceeds from disposal of property and equipment	14, 45		7,729	6,652
Acquisition of property and equipment	14		(258,659)	(263,836)
Proceeds from disposal of intangible assets	15, 45		14,445	8,102
Acquisition of intangible assets	15		(378,410)	(514,938)
Proceeds from disposal of investments in associates	16		601,006	326,439
Acquisition of investments in associates	16		(239,959)	(662,106)
Net cash inflow from loss of control			98,267	-
Net cash outflow from acquisition of control			(947,246)	-
Proceeds from disposal of investment property	17, 45		9,128	5,281
Acquisition of investment property	17		(4,564)	(3,202)
Proceeds from disposal of assets held for sale			48,867	-
Change in other assets			(5,264)	31,741
Proceeds from settlement of hedging derivative financial instruments			42,920	50,300
Payment of settlement of hedging derivative financial instruments			(265,683)	(236,988)
Net cash flows from business combinations	52		(124,004)	-
Net cash inflow (outflow) from investing activities			(10,903,780)	148,533

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	797,870	797,866
Redemption of hybrid bonds			(650,000)	(200,000)
Net change in borrowings			5,125,412	(8,231,239)
Proceeds from debt securities issued			44,481,665	54,660,582
Redemption of debt securities issued			(45,234,727)	(45,082,555)
Increase in financial liabilities designated at fair value through profit or loss			99,985	-
Decrease in financial liabilities designated at fair value through profit or loss			(50,000)	-
Changes in other liabilities			(95,556)	(61,797)
Dividends paid			(1,293,828)	(1,267,146)
Proceeds from settlement of hedging derivative financial instruments			2,705,549	2,774,765
Payments of settlement of hedging derivative financial instruments			(2,556,770)	(2,655,404)
Acquisition of treasury stock			(1,250,001)	(700,000)
Disposal of treasury stock			-	297
Expense for retirement of treasury stock			(69)	(102)
Increase (decrease) in non-controlling interests			(547,355)	54,717
Repayments of lease liabilities			(281,530)	(272,634)
Net cash inflow (outflow) from financing activities			1,250,645	(182,650)

Effect of exchange rate changes on cash and cash equivalents held			(26,857)	238,477
Increase in cash and cash equivalents			50,889	4,830,659
Cash and cash equivalents included in assets held for sale	21, 49		(3,309)	-

Cash and cash equivalents at beginning of year	49		35,247,543	30,416,884

Cash and cash equivalents at end of year	49	~~W~~	35,295,123	35,247,543

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2025 and 2024 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		December 31, 2025	December 31, 2024
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank (*2)	〃	〃	64.0	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance Co., Ltd. (*3)	〃	〃	91.7	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Limited	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
KIRAM HO CHI MINH OFFICE General Private Placement Real Estate Investment Trust (USD)	HIEP HIEP THANH Investment Company Limited (*4)	Vietnam	〃	100.0	-
HIEP HIEP THANH Investment Company Limited	Khoi Phat Investment Company Limited (*4)	Vietnam	〃	100.0	-
Shinhan Bank Japan	SBJDNX (*5)	Japan	〃	90.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2025 and 2024 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		December 31, 2025	December 31, 2024
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	December 31	100.0	100.0
〃	LLP MFO Shinhan Finance (*6)	Kazakhstan	〃	72.1	75.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc. (*7)	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	Shinhan Securities Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan DS	Shinhan DS Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*2) During the year ended December 31, 2025, a third-party share issuance resulted in a decrease in the Group’s ownership interest from 75.3% to 64.0%.

(*3) During the year ended December 31, 2025, the Group participated in a capital increase of ~~W~~ 100,000 million conducted by Shinhan EZ General Insurance Co., Ltd., resulting in an increase in its ownership interest from 85.1% to 91.7%.

(*4) During the year ended December 31, 2025, the entity became a consolidated subsidiary through a business combination.

(*5) During the year ended December 31, 2025, the Group’s ownership interest decreased from 100.0% to 90.0% due to a new share issuance by SBJ DNX and the partial disposal of shares held by SBJ Bank.

(*6) During the year ended December 31, 2025, a third-party share issuance resulted in a decrease in the Group’s ownership interest from 75.0% to 72.1%.

(*7) As of December 31, 2025, the disposal is in progress and has been classified as held for sale.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description
Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 154 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	-

 An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated when, due to events such as the counterparty’s default, normal operations become no longer feasible and the Group, as the largest credit provider to the entity, has sole decision-making authority of these entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 187 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

(*) The Group provides ABCP purchase agreements and others of ~~W~~ 7,593,502 million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 5, 2026, and the consolidated financial statements will be submitted for approval to the stockholders’ meeting to be held on March 26, 2026.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

-
derivative financial instruments measured at fair value
-
financial instruments at fair value through profit or loss measured at fair value
-
financial instruments at fair value through other comprehensive income measured at fair value
-
liabilities for cash-settled share-based payment arrangements measured at fair value
-
financial assets and liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss
-
liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets
-
Insurance and reinsurance contract assets and liabilities measured at fair value

(c) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the economic environment in which each individual company of group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the controlling company’s functional and presentation currency.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2025 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that might have a significant risk of resulting in a material adjustment within the next financial year are described in Note 4.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2024 except as explained below.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2. Basis of preparation (continued)

(e) Standards and amendments adopted by the Group

The Group has newly applied the following accounting policies upon preparation of the annual consolidated financial statements from the beginning on January 1, 2025.

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. There is no significant impact on the consolidated financial statements from these amendments.

ii) Amendments to K-IFRS No. 1117 ‘Insurance Contracts’ - Disclosure requirements related to lapse rates for insurance products with no or low surrender value

The amendments add a disclosure requirement for entities to disclose, where the techniques to estimate the inputs used for measuring insurance contracts differ from those prescribed under insurance-related laws or regulations and such differences are considered relevant and material to users of the financial statements, those differences and their effects on the financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies

Material accounting policies applied by the Group upon the preparation of consolidated financial statements under K-IFRS are described below, and consolidated financial statements for the year ended December 31, 2025, and comparative periods were prepared using the same accounting policy, except as described in Note 2.

(a) Operating segments

The Group has divided the segments based on internal reports reviewed periodically by the chief operating decision maker to make decisions about the resources allocated to the segments and evaluate their performance. There are six reporting segments as described in Note 8. The reporting segments are operated separately according to the nature of the goods and services provided and the organizational structure of the Group.

The segment reported to the Chief Executive Officer (“CEO”) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

It is the CEO’s responsibility to evaluate the resources to be distributed to the business and the performance of the business, and to make strategic decisions.

(b) Basis of consolidation

i) Subsidiaries

If an entity of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. Considering the terms and conditions of the arrangement in which the structured entity was established, the entity is included in the consolidated entities if it is determined that the Group obtains gains and losses from the operations thereof, and the Group has the ability to direct the activities of the entity that can most significantly affect these gains and losses. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the non-controlling interests balance is reduced to below zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset or liability is measured at its acquisition-date fair value except for below:

- Leases are required to be classified based on the contractual terms and other factors

- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

- Compensation assets are recognized and measured on the same basis as the items subject to compensation

- Reacquired rights are measured in accordance with special provisions

- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquired are measured as the non-controlling interests' proportionate share of the acquiree’s identifiable net assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in the investments of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group's stake in preparing the consolidated financial statements. Unrealized losses are also being derecognized unless the transaction provides evidence of an impairment of the transferred assets.

If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the carrying amount of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are used by the Group in management of its short-term commitments with maturities of three months or less from the date of acquisition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(f) Non-derivative financial assets

Financial assets are recognized in the consolidated statement of financial position when the Group becomes a party to the contract. In addition, a standardized purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for short-term trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized in the consolidated statement of comprehensive income gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

iii-1) Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a financial asset measured at amortized cost that is not subject to a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(f) Non-derivative financial assets (continued)

iii) Debt instruments (continued)

iii-2) Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than (reversal of) impairment losses, interest income, foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the consolidated statement of comprehensive income, respectively.

iii-3) Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain (loss) on financial instruments at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(g) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

i-1) Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

i-2) Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

i-3) Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(g) Derivative financial instruments (continued)

ii) Other derivative financial instruments

All derivatives except those designated as hedging instruments and are effective in hedging are measured at fair value. Changes in the fair value of other derivative financial instruments not designated as hedging instruments are recognized immediately in profit or loss.

iii) Gains and losses on initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is deferred, and the deferred gains and losses on initial transaction are depreciated on a straight-line basis over the life of the instrument or the remainder is recognized in profit or loss immediately when the fair value becomes observable.

(h) Expected credit losses of financial assets

Except for financial assets measured at fair value through profit or loss, financial assets measured at amortized cost and financial assets measured at fair value through other comprehensive income are assessed for expected credit losses at the end of each reporting period and recognized as loss allowance.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Allowance for credit loss
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-month ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets.

The total period refers to the expected life of the financial instrument up to the contractual maturity date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(h) Expected credit losses of financial assets (continued)

i) Reflection of forward-looking information

The Group incorporates forward-looking information when assessing whether credit risk has increased significantly and when measuring expected credit losses.

Assuming that the measurement factor of expected credit losses has a certain correlation with economic fluctuations, the expected credit losses are calculated by reflecting forward-looking information through modeling between macroeconomic variables and measurement factors.

ii) Measurement of expected credit loss of financial assets at amortized cost

The expected credit loss of amortized financial assets is measured as the difference between the present value of the cash flows expected to be received and the cash flow to be received in accordance with loan agreements. For this purpose, the Group calculates expected cash flows for individually significant financial assets.

For financial assets that are not individually significant, the Group collectively measures the expected credit losses thereof with similar credit risk characteristics.

Expected credit losses are deducted from financial assets at amortized cost using ACL, which are written off along with the assets if the assets are not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected, and the changes in the allowance for credit loss are recognized in profit or loss.

iii) Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit loss of financial assets at FVOCI is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of financial assets at FVOCI, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(i) Property and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives for the acquisition cost after deduction of the residual value. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 ~ 50 years
Other properties	4 ~ 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as shown below, from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 ~ 10 years
Other intangible assets	5 years or contract periods

(k) Investment properties

An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 ~ 50 years	Straight-line

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(l) Leases

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes the right-of-use assets and the lease liabilities. Each lease payment is allocated to payment for the principal portion of the lease liability and financial costs. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial costs. Right-of-use assets are depreciated using a straight-line method from the commencement date over the lease term.

If the interest rate implicit in the lease is readily determined, the lease payments are discounted by the rate; if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of the right-of-use assets comprise:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date (less any lease incentives received)

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

Lease payments related to short-term leases or low-value assets are recognized as current expenses over the lease term using the straight-line method. A short-term lease is a lease that has a lease term of 12 months or less, and the low-value assets lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

Additional considerations for the Group when accounting for lessees include:

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that create an economic incentive not to exercise the options. The periods covered by, a) an option to extend the lease if the lessee is reasonably certain to exercise that option, or b) an option to terminate the lease if the lessee is reasonably certain not to exercise that option, is included when determining the lease term. The Group reassesses whether the Group is reasonably certain to exercise the extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee, and affects whether the lessee is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(l) Leases (continued)

ii) Accounting treatment as the lessor

The Group leases out to lessee various tangible assets, including vehicles under operating and finance lease contracts, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

ii-1) Finance leases

The Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

ii-2) Operating leases

The Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying amount of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(m) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Impairment losses of goodwill cannot be reversed in the subsequent period. For other assets than goodwill, at the end of each reporting period, the Group reviews whether there is any indication that the impairment loss for those assets that was previously recognized no longer exists or has decreased, and reverses the impairment loss only if there is a change in the estimate used to determine the recoverable amount after the recognition of the impairment loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

(n) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL are measured at fair value, and changes in the fair value are recognized as profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(n) Non-derivative financial liabilities (continued)

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debt securities and etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(o) Foreign currency

i) Foreign operations

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(p) Equity capital

i) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity. Hybrid bonds issued by subsidiaries of the Group are classified as non-controlling interests according to this classification criteria. In addition, distributions paid are treated as net income attributable to non-controlling interests in the consolidated statement of comprehensive income.

ii) Capital adjustment

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(q) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

For the year ended December 31, 2025, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

(r) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(s) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No. 1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

(t) Insurance contracts

i) Definition and classification of insurance contracts

The Group classifies the insurance contract issued as an insurance contract when assuming significant insurance risk from the policyholder, regardless of its legal form. It is classified as an insurance contract if, based on present value, there is a potential loss exposure and if, under any commercially plausible scenario, significant additional payments (determined on a present value basis) would be required to the policyholder. The assessment of assuming significant insurance risk is performed for each contract at the time of issuance. For reinsurance contracts, they are classified as insurance contracts when transferring significant insurance risk to the reinsurer. Additionally, contracts with discretionary participation features are also classified as insurance contracts.

Among the insurance contracts held by the Group, participating insurance contracts are contracts under which, in accordance with the terms and conditions agreed between the insurer and the policyholder, the insurer distributes excess profits to policyholders in the form of dividends pursuant to the Regulations on Supervision of Insurance Business, in addition to insurance claims or surrender values. Under such contracts, the insurer has a contractual obligation to pay dividends to policyholders when dividends arise in accordance with the insurance policy terms and conditions.

Insurance contracts issued by the Group are subject to the recognition and measurement of insurance liabilities in accordance with K-IFRS No. 1117. K-IFRS No. 1117 requires insurance liabilities to be measured and recognized at the level of individual insurance contracts and to be measured based on estimates of all future cash flows within groups of insurance contracts. Accordingly, for participating insurance contracts, insurance liabilities are measured and recognized at the level of individual insurance contracts by estimating the future cash flows of each contract, including insurance claims, surrender values and dividends.

Such insurance contracts constitute a unit of account for the recognition and measurement of liabilities, as defined in paragraph 4.48 of the Conceptual Framework for Financial Reporting.

Accordingly, insurance liabilities are recognized and measured in accordance with the requirements of K-IFRS No. 1117 using insurance contracts as the unit of account, thereby meeting the definition of a liability under the Conceptual Framework for Financial Reporting. In this context, liabilities related to policyholder dividends constitute a component of insurance liabilities measured using participating insurance contracts as the unit of account.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)

ii-1) Accounting unit

The Group identifies insurance contract portfolios by integrating insurance contracts that are exposed to similar risks and managed together based on coverage, currency, and interest rate types. The Group divides a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for insurance contracts applying the premium allocation approach, it assumes that there is no onerous insurance contract (or net gain contract for reinsurance contracts held) at the initial recognition unless evidence suggests otherwise.

A group of insurance contracts issued consists of:

- A group of contracts that are onerous at initial recognition.

- A group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

- A group of the remaining contracts

A group of reinsurance contracts held consists of:

- A group of contracts with net profits at initial recognition.

- A group of contracts that at initial recognition have the possibility of having net profits subsequently

- A group of the remaining contracts

The Group does not include contracts with a difference in issuance dates exceeding one year in the same group of insurance contracts issued, and it does not reassess the composition of the group subsequently.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-2) Recognition of a group of insurance contracts issued

The Group shall recognize a group of insurance contracts it issues from the earliest of the following:

- The beginning of the coverage period of the group of contracts;

- The date when the first payment from a policyholder in the group becomes due (If there is no contractual payment due date, the time the first premium is received is considered that date); and

- For a group of onerous contracts, when the group becomes onerous.

The Group recognizes a group of reinsurance contracts held at the beginning of the coverage period of the group of insurance contracts held. However, in the case of non-proportional reinsurance, if the group of underlying contracts is a group of onerous contract and the group of reinsurance contracts held is concluded at or before the time when the group of underlying contracts is recognized, the Group recognizes a group of reinsurance contracts held at the earlier of the beginning of the coverage period of the group of reinsurance contracts held or the recognition time of the group of underlying insurance contracts which is the onerous contract for the current year. In addition, in the case of proportional reinsurance, the Group recognizes the group of reinsurance contracts held at the time of initial recognition of the group of underlying insurance contracts, if the initial recognition time of the group of underlying insurance contracts is later than the beginning of the coverage period of the group of reinsurance contracts held.

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model

At the time of initial recognition, the Group measures a group of insurance contracts issued as the sum of fulfillment cash flows (estimates of future cash flows, adjustments to the time value of money related to financial risks to future cash flows, and risk adjustments to non-financial risks) and contractual service margin, and subsequently, as the sum of the liability or assets for remaining coverage (fulfillment cash flow and contractual service margin) and the liability or asset for incurred claims (fulfillment cash flow). The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance claims according to the current insurance contract for insurance events that have not yet occurred, the obligation to pay amounts related to insurance contract services that have not yet been provided, and represents the obligation to pay investment components and other amounts that have not been transferred to incurred liability. The liability for incurred claims comprises the obligation to investigate insurance events that have already occurred and pay reasonable insurance claims and other incurred insurance costs, the obligation to pay amounts related to insurance contract services already provided, and obligation to pay investment components and other amounts not related to insurance contract services and not included in the liability for remaining coverage.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

- The estimate of future cash flows

The Group estimates future cash flows using a probability-weighted average based on all relevant, reliable, and neutral information available without undue cost or effort regarding the timing, scope, and uncertainty of future cash flows. Estimates for market variables are consistent with observable market prices and reflect the perspective of the entity, while estimates for non-market variables incorporate all reasonable and reliable internal and external evidence available without undue cost or effort, while ensuring consistency with observable market variables. The Group segregates the future cash flows of reinsurance contracts held from those of the underlying insurance contracts issued and measures them separately, using assumptions consistent with the underlying insurance contracts issued but including the effect of risk of non-performance by the issuer of the reinsurance contract.

- Future cash flows within the contract boundary

The Group includes all future cash flows within the boundary of a group of insurance contracts issued when measuring the group. Cash flows within the contract boundary refer to cash flows up to the reporting period in which there exists a substantive right or obligation to compel the policyholder to pay premiums (or compel the reinsurer to pay reinsurance premiums for a group of reinsurance contracts held) or to provide substantive services under the insurance contract (or receive substantive services from the reinsurer for a group of reinsurance contracts held).

Cash flows within the contract boundary include premiums from policyholders, claims and benefits payable to policyholders (including payments linked to underlying items), insurance claim handling expenses, undivided options and guarantees-related cash flows, insurance acquisition cash flows directly attributable to the contract or its portfolio, fixed/variable indirect expenses directly attributable to fulfilling the insurance contract, costs related to investment activities and the provision of investment return services/investment-related services, insurance policy loans, etc; and excludes investment income or future insurance-related cash flows, product development expenses, and training expenses not directly attributable to the insurance contract portfolio.

The substantive obligations to provide insurance contract services (or the substantive right to receive insurance contract services for a group of reinsurance contracts held) ends when there is the practical ability to reassess the risks of the particular policyholder or the risks of the portfolio of insurance contracts(the risk transferred to reinsurance company for a group of reinsurance contracts held), and, as a result, to fully reflect such risks in pricing or settlement; during the reassessment of portfolio pricing, the risks related to periods after the reassessment date is not considered. The Group reassesses the contract boundary at the end of each reporting period to reflect changes in circumstances affecting substantive rights and obligations.

- Discretionary cash flows

The Group identifies and distinguishes the effects of discretionary cash flow variations, which pertain to amounts or timing of cash flows subject to discretion, and the effects of changes in assumptions related to financial risks on the recognition, separately. Any impact of changes in discretion on recognition is adjusted in contractual service margin. The Group considers any adjustment rate applied to the disclosed benchmark rate as discretionary when applying the disclosed interest rate to payments to policyholders.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

- Insurance acquisition cash flows

The Group allocates insurance acquisition cash flows directly attributable to the insurance contract portfolio to the group of insurance contracts issued in the portfolio and to the group of future insurance contracts that will be recognized upon renewal of the insurance contracts included in the group in a reasonable and systematic manner. Insurance acquisition cash flows recognized as assets after distribution are assessed for recoverability at the end of each reporting period if the fact and circumstances exist that the asset is impaired. If an impairment loss is identified, it is recognized in profit or loss for the current period and insurance acquisition cash flow assets and adjusted to the carrying amount of insurance acquisition cash flow assets. Insurance acquisition cash flow assets are derecognized when the related group of contracts is initially recognized and are included in the fulfilment cash flow measurement for that group of contracts.

- Discount rate

The Group measures the time value of money using a discount rate that reflects the cash flow and liquidity characteristics of insurance contracts while being consistent with current observable market prices and then adjusts future cash flow estimates. To do this, the Group calculates a risk-free interest rate term structure using the Smith-Wilson interpolation method, incorporating yields on government bonds with maturities observed in the market up to the longest term available, along with initial convergence periods and long-term forward interest rates. Liquidity premiums are then added to determine deterministic scenarios. The liquidity premium is derived by multiplying an adjustment ratio to the difference between the risk spread of the representative insurance industry portfolio and the credit risk spread. Additionally, the Group generates 1,000 stochastic scenarios based on this deterministic scenario, reflecting convergence speed parameters and volatility parameters. Deterministic and stochastic scenarios for foreign currencies are calculated separately from scenarios for Korean Won, taking into account the characteristics of each currency.

- Risk adjustment for non-financial risks

The Group explicitly reflects between estimated future cash flows and discount rates, reflecting the compensation of the uncertainty surrounding the amounts and timing of cash flows arising from non-financial risks through adjustments for non-financial risk. These adjustments are made in accordance with insurance regulations and are allocated at the individual contract level through reasonable and systematic methods. For reinsurance contracts held, adjustments for non-financial risk are calculated to reflect the risk transferred from the holder of the reinsurance contract to the reinsurer, consistent with the assumptions applied in the underlying insurance contracts issued.

- Contractual service margin

At the time of initial recognition of a group of insurance contracts issued, the Group measures the contractual service margin, which is unrealized profit that will be recognized as insurance contract services are provided in the future, as the amount that does not generate revenue or expenses from:

ⅰ) The amount of fulfillment cash flows expected at initial recognition date for the group of insurance contracts issued.

ⅱ) All cash flows already incurred from contracts within the group at the initial recognition date.

ⅲ) The insurance acquisition cash flows allocated to the group at the initial recognition date.

ⅳ) Other assets or liabilities recognized previously for cash flows associated with the group at the initial recognition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

In the case of a reinsurance contracts held, the net cost or net gain on purchasing a group of the reinsurance contracts held is recognized as contractual service margin. However, if the net cost of purchasing reinsurance coverage is related to costs incurred prior to purchasing a group of reinsurance contracts held, it is recognized in profit or loss.

- Changes in fulfilment cash flows and contractual service margin.

The Group re-estimates the future cash flows as of the end of each reporting period at current estimates. Changes in fulfilment cash flows related to the future are adjusted in the contractual service margin, while the current and past service-related portions are recognized in profit or loss. The Group also adjusts the contractual service margin for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment components. However, changes in the time value of money and financial risk, changes in estimated fulfilment cash flows for the liabilities for incurred claims (assets), and other experience adjustments related to current and past services are not adjusted in the contractual service margin.

The Group adjusts the current contractual service margin at the end of the reporting period by adding the following amounts to the base amount:

ⅰ) Impact of newly added contracts to the current group of insurance contracts issued.

ⅱ) Accrued interest on the carrying amount of the contractual service margin, measured at the discount rate determined at initial recognition.

ⅲ) Changes in future service-related fulfilment cash flows (excluding the recognition of loss-recovery components and the reversal of loss components).

ⅳ) Effects of currency exchange differences on the contractual service margin.

ⅴ) Amounts recognized in the current period's profit or loss due to the transfer of insurance contract services during the period.

vi) Loss components and loss recovery components

The Group considers an insurance contract as one that incurs a loss if, at the initial recognition date, the total of the fulfilment cash flows allocated to the insurance contract, previously recognized insurance acquisition cash flows, and cash flows arising from the contract at that date result in a net outflow. Additionally, the Group categorizes a group of insurance contracts issued as a group of onerous contract if, at subsequent measurement dates, adverse fluctuations related to future services allocated to the group of insurance contracts issued exceed the carrying amount of the contractual service margin.

In a group of onerous contracts, there is no contractual service margin, and the measurement of the group consists entirely of the fulfilment cash flows. Any portion at the initial recognition date in the group of onerous contract that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that group and recognized as a loss in the current period. After recognizing the loss component, the Group systematically allocates subsequent fluctuations in the remaining insurance liability fulfilment cash flows between the loss component and the liability for remaining coverage, excluding the loss component, based on established criteria. However, subsequent decreases in cash flows related to future services are allocated only to the loss component until it is fully exhausted and recognized in profit or loss. Any excess beyond the loss component's exhaustion is then recognized as contractual service margin again.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model (continued)

In the case of a group of reinsurance contracts held, when a loss component is recognized in the group of the underlying insurance contracts, the Group calculates the loss recovery component of the group of the reinsurance contracts held by multiplying the expected recovery ratio for claims under the group of the underlying insurance contracts by the loss component attributed to those claims. This loss recovery component is then used to adjust assets for the remaining coverage of the reinsurance group and to adjust the contractual service margin (or directly adjust the remaining insurance liability if the premium allocation approach is applied) for recognition of the current period's profit or loss. The loss recovery component is adjusted to reflect fluctuations in the loss component of the group of the underlying insurance contracts within the range that does not exceed the loss component's carrying amount for the group of the underlying insurance contracts.

ii-4) Measurement of insurance liabilities (assets) under the variable fee approach

The Group applies the variable fee approach to measure insurance liabilities (assets) for insurance contracts with direct participation features that meet the following criteria at inception. The Group provides investment-related services at the commencement of the insurance contract, and the insurance contract has direct participation features. The Group does not reassess the fulfillment of these criteria unless there is a contract modification. The variable fee approach is not applied to reinsurance contracts held.

i) the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items.

ii) the Group expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items.

iii) the Group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

In the variable fee approach, it is clear that the obligation to pay an amount equal to the fair value of the underlying items, deducted by the variable fee, constitutes the liability to the policyholder. The variable fee is the company's share of the fair value of the underlying items minus fulfillment cash flows, which do not vary depending on the performance of the underlying items. Fluctuations in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted in the contractual service margin. However, adjustments are made in the contractual service margin for the portion of the fair value of the underlying items attributable to the company and the changes in the fulfilment cash flows not subject to variations based on the performance of the underlying items.

The Group measures the present value of cash flows at the initial recognition date and at the end of the reporting period using the same general model. The contractual service margin is calculated by adjusting the base amount with the following amounts.

i) The effect of new contracts added to the current group of insurance contracts issued.

ii) Changes in the portion of the fair value of underlying items attributable to the entity (excluding recognition and reversal of loss components).

iii) Changes in the fulfilment cash flows related to future services (excluding recognition and reversal of loss components).

iv) The effect of exchange rate fluctuations on contractual service margins.

v) Amounts recognized in the current period's profit or loss due to the transfer of insurance contract services during the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

ii-5) Insurance liabilities (assets) and reinsurance assets (liabilities) measured under the premium allocation approach.

At the inception of a group of insurance contracts issued, if there is a reasonable expectation that the measurement of liabilities for remaining coverage under premium allocation approach does not differ materially from the one under the general model, and if the coverage period for all contracts within the group of insurance contracts issued is one year or less, the insurance liabilities (assets) are measured using the premium allocation approach, which is a simplified method compared to the general model.

The Group measures the liabilities (assets) for remaining coverage at the initial recognition by deducting from the cash received as premiums (or reinsurance premiums paid for reinsurance contracts held), the amount of insurance acquisition cash flows not immediately recognized as expenses (including amounts removed from assets). Subsequently, it determines the carrying amount by adding or subtracting the following amounts from the initial amount:

ⅰ) Premiums received during the reporting period. (reinsurance premiums paid for reinsurance contracts held)

ⅱ) Insurance acquisition cash flows not recognized as expenses and amortization of those insurance acquisition cash flows

ⅲ) Adjustments related to significant financial components

ⅳ) Amount recognized in profit or loss for the reporting period due to providing insurance contract services.

v) Investment components paid (received for reinsurance contracts held) or transferred to the liability (asset) for incurred claims.

The Group does not adjust the carrying amount of the remaining insurance liabilities at the initial recognition date if the coverage period of each contract within the group of insurance contracts issued does not exceed one year, in order to reflect the time value of money and the financial risk effect. Additionally, acquisition cash flows are recognized as expenses when they occur. However, if circumstances indicate that the group of insurance contracts issued incurs losses, the Group performs impairment tests. If the fulfilment cash flows exceed the carrying amount of the liabilities for remaining coverage, the difference is recognized as a loss in the current period, is also recognized as increase of the liabilities for remaining coverage.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses

ⅲ-1) Recognition of insurance revenue in general model and variable fee approach model

Insurance revenue is measured as the amount expected to be received in exchange for providing insurance contract services for a group of insurance contracts issued. It consists of the sum of changes in the liabilities for remaining coverage as following and insurance acquisition cash flows:

ⅰ) Insurance service expenses incurred during the period, measured at the amount estimated at the inception date (excluding transaction-related taxes collected on behalf of third parties, allocated amounts to loss components, insurance acquisition costs, investment components repaid to policyholders even if an insured event does not occur, and the executed loan from insurance contracts).

ⅱ) Changes in the risk adjustment for non-financial risks (excluding allocated amounts to loss components and changes related to future services).

ⅲ) Contractual service margin recognized in the current period as profit or loss (contractual service margin allocated to current coverage units among all coverage units calculated considering the quantity of benefits payments and the expected duration for coverage within the group of insurance contracts issued, and the frequency and severity of occurrence of insured events.

ⅳ) Other amounts such as experience adjustments on premiums collected for current or past services.

The Group determines insurance revenue related to insurance acquisition cash flows by allocating the portion of the premiums that related to recovering those cash flows to each reporting period in a systematic way on the basis of the passage of time; also, recognizes the same amount as insurance service expenses.

ⅲ-2) Recognition of insurance revenue under the premium allocation approach

Under the premium allocation approach, insurance revenue is recognized by allocating the expected premium income (excluding investment components) for services provided over each period on the basis of the passage of time. However, if the expected pattern of release of risk during the coverage period differs significantly from the passage of time, the expected premium income is calculated on the basis of expected timing of incurred insurance service expenses.

ⅲ-3) Recognition of insurance service expenses

The insurance service expenses incurred as a result of issuing the group of insurance contracts issued consist of the following.

ⅰ) Increase in the liabilities for incurred claims and changes in the fulfilment cash flows related to premiums and expenses (excluding repayment of investment components).

ⅱ) Amortization of insurance acquisition cash flows (the same amount is recognized as insurance revenue and insurance service expenses).

ⅲ) Changes in loss components recognized for the first time in onerous groups of contracts and loss components related to future services.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses (continued)

ⅲ-4) Recognition of reinsurance revenue and reinsurance service expenses for the group of reinsurance contracts held.

The revenue and expenses arising from the group of reinsurance contracts held is recognized by adopting the method of recognizing insurance service expenses and insurance revenue of the group of underlying insurance contracts, with adjustments made to reflect the characteristics of reinsurance contracts held (revenue being the amount recovered from reinsurers and expenses being the allocated portion of premiums paid to reinsurers).

ⅳ) Contract modifications and terminations

The Group derecognizes the original contract and recognizes the modified contract as a new contract when the insurance contract terms are changed and specific criteria are met. If the contract modification does not meet such criteria, the effect of the contract modification is accounted for as changes in estimated fulfilment cash flows. There were no instances during the current and prior periods where the original contract was removed and the modified contract was recognized as a new contract. When an insurance contract is extinguished (due to expiration, fulfilment, or cancellation of obligations stated in the insurance contract), the Group removes the insurance contract, adjusts the estimated fulfilment cash flows and contractual service margin related to the removed contract within the group of insurance contracts issued, and reflects the removed contract in the number of coverage units of the group of insurance contracts issued.

ⅴ) Accounting estimates used in the preparation of interim financial statements

The Group has adopted an accounting policy of not changing the accounting treatment of accounting estimates measured in interim financial statements when preparing subsequent interim financial statements and annual financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ⅵ) Presentation

The Group separately presents the book value of insurance contract portfolio, which is an asset, the book value of the insurance contract portfolio, which is a liability, the reinsurance contract portfolio held, which is an asset, and the reinsurance contract portfolio held, which is a liability, respectively, in the consolidated statement of financial position. Furthermore, it distinguishes between insurance revenue and reinsurance service expenses, as well as insurance service expenses and reinsurance revenue, without offsetting them against each other in the statement of comprehensive income.

The Group includes the time value of money and the effects of financial risks, as well as their fluctuations, in insurance finance income (expenses). The Group has elected an accounting policy to disaggregate insurance finance income (expenses) for the period between profit or loss and other comprehensive income. For groups of insurance contracts for which changes in financial risk assumptions significantly affect amounts payable to policyholders, the amount recognized in profit or loss is allocated based on the amounts credited in the current period and those expected to be credited in future periods. For other groups of insurance contracts, the effective interest rate determined at initial recognition is used to calculate insurance finance income (expenses) recognized in profit or loss. For groups of insurance contracts applying the variable fee approach that hold underlying items, insurance finance income or expenses recognized in profit or loss are determined so as to eliminate accounting mismatches with the profit or loss of the underlying items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(u) Recognition of revenues and expenses

The Group’s revenues are recognized using five-step revenue recognition model as follows:
① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commission income

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

ii-1) Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ii-2) Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

ii-3) Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established. Dividend income is categorized on the classification of equity instruments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(v) Revenue from Contracts with Customers

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and free gifts. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. The consideration allocated to the points is recognized as a consideration to be paid to the customer and deducted from Fees and commission income.

(w) Income tax

The Group applies the consolidated tax payment system, under which the parent company and its domestic subsidiaries subject to the parent’s consolidated control (hereinafter referred to as the " Consolidated Subsidiaries") are treated as a single taxable unit for purposes of calculating a single tax base and tax liability.

The Group evaluates the feasibility of temporary differences, taking into account the future taxable income of individual companies and consolidated groups, respectively. The change in deferred tax assets (liabilities) was recognized as expense (income), except for the amount associated with items directly added to the equity account.

For additional temporary differences in subsidiaries, associates, and joint venture investment interests, the Group may control the timing of the disappearance of temporary differences. All deferred tax liabilities are recognised except in cases where temporary differences are unlikely to dissipate in the foreseeable future. Deferred tax assets arising from deductible temporary differences are likely to be extinguished in the foreseeable future. In addition, it is recognised when taxable income is likely to be used for temporary differences.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period. The carrying amount of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

Tax uncertainties arise from a claim of reassessment or refund of tax that the Group made, or tax investigation etc., due to complexity of transactions or the differences between the Group’s tax policy and authority’s interpretation. In accordance with K-IFRS No. 2123, the Group recognizes tax assets when anticipating tax refund on the tax paid due to tax authorities imposing, and tax liabilities when anticipating tax payment due to tax investigations, etc. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

The Group is subject to the Global Minimum Corporate Tax Act and applies the temporary exception to deferred tax in K-IFRS No. 1012. As a result, the Group does not recognize deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act and does not disclose information related to the related deferred tax assets. The Group separately discloses the details of the current corporate income tax expense (income) related to the Global Minimum Corporate Tax Act.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(x) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act No. 114. In this regard, the funds lent to the trust account are recognized as trust account loans and loans borrowed from the trust account as other liabilities (payable from trust account). In accordance with the Financial Investment Business Regulations, trust remuneration is acquired in connection with the operation, management, and disposal of trust property, and it is recognized as the operating profit of trust business.

(y) New standards and amendments not yet adopted by the Group

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2025. The Group did not early adopt the following new standards and amendments when preparing consolidated financial statements.

i) Amendments to K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

i -1) Derecognition of financial liabilities settled through electronic transfers

The amendments permit an entity, subject to specified criteria, to consider a financial liability (or a portion thereof) that is settled through an electronic payment system as extinguished (and derecognized) prior to the settlement date. When this accounting policy is elected, it must be applied consistently to all settlements made through the same electronic payment system.

i -2) Classification of financial assets

- Contractual terms and conditions consistent with a basic lending arrangement

The amendments provide guidance on how to assess whether the contractual cash flows of a financial asset are consistent with a basic lending arrangement. This guidance is intended to support entities in applying the contractual cash flow characteristics assessment to financial assets with features linked to environmental, social and governance (ESG) factors.

- Non-recourse financial assets

The amendments enhance the explanation of the term ‘non-recourse’, clarifying in particular that a financial asset has non-recourse characteristics when the entity’s ultimate contractual right to receive cash flows is limited to the cash flows generated from specified assets.

- Contractually linked instruments

The amendments clarify the characteristics that distinguish contractually linked instruments from other transactions. Specifically, they emphasize that, in such instruments, the priority of payments to holders of multiple contractually linked instruments (tranches) is established through a waterfall payment structure, resulting in the concentration of credit risk and the uneven allocation of losses among holders of different tranches. In addition, the amendments explain that not all transactions involving multiple debt instruments meet the criteria for contractually linked instruments, and clarify that the pool of underlying assets may include financial assets that are outside the scope of the classification requirements of this Standard.

i -3) Disclosures

- Investments in equity instruments designated at fair value through other comprehensive income (FVOCI)

The requirements of K-IFRS No. 1107 have been amended to require entities to separately present fair value gains or losses related to investments derecognized during the reporting period and those related to investments held at the end of the reporting period, as well as to disclose fair value gains or losses recognized in other comprehensive income during the reporting period.

3. Material accounting policies (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(y) New standards and amendments not yet adopted by the Group (continued)

i) Amendments to K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments (continued)

i -3) Disclosures (continued)

- Contractual terms that may change the timing or amount of contractual cash flows

The amendments require disclosure of contractual terms that may change the timing or amount of contractual cash flows as a result of the occurrence (or non-occurrence) of contingent features that are not directly related to changes in basic lending risks or costs. These disclosure requirements apply to each class of financial assets at amortized cost or at fair value through other comprehensive income, and to each class of financial liabilities measured at amortized cost.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group expects that there will be no material impact on the consolidated financial statements from these amendments.

ii) K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’

K-IFRS No. 1118 supersedes K-IFRS No. 1001 and introduces new requirements designed to enhance comparability of financial performance among peer companies and provide more relevant information to users. While K-IFRS No. 1118 carries forward many of the requirements of K-IFRS No. 1001 without change, it also introduces new requirements. Certain paragraphs of K-IFRS No. 1001 have been relocated to K-IFRS No. 1008 and K-IFRS No. 1107, and K-IFRS No. 1007 and K-IFRS No. 1033 have been amended.

K-IFRS No. 1118 introduces the following new requirements:

- Presentation of specified categories and defined subtotals in the statement of profit or loss

- Disclosure of management-defined performance measures (MPMs) in the notes to the financial statements

- Improvements to aggregation and disaggregation requirements

The new Standard is effective for annual reporting periods beginning on or after 1 January 2027, with early application permitted. The amendments to K-IFRS No. 1007 and K-IFRS No. 1033, as well as the amended K-IFRS No. 1008 and K-IFRS No. 1107, are effective when K-IFRS No. 1118 is applied. K-IFRS No. 1118 requires retrospective application and provides specific transitional provisions. In accordance with the retrospective application requirements of the Standard, the comparative information for the year ended December 31, 2026 will be restated in accordance with K-IFRS No. 1118.

The Group is currently assessing the impact of the new Standard on its consolidated financial statements. The adoption of the Standard is not expected to affect net income. However, it is expected to affect the determination and presentation of operating profit, as income and expenses in the statement of profit or loss will be classified into new categories.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material accounting policies (continued)

(y) New standards and amendments not yet adopted by the Group (continued)

ⅲ) Annual Improvements to Korean International Financial Reporting Standards (K-IFRS)

K-IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group believes that there will be no material impact on the consolidated financial statement.

- K-IFRS No. 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – Hedging accounting by a first-time adopter

- K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition and Guidance on implementing K-IFRS No. 1107

- K-IFRS No. 1109 ‘Financial Instruments’ – Derecognition of lease liabilities and transaction price

- K-IFRS No. 1110 ‘Consolidated Financial Statements’ – Determination of ‘de facto agent’

- K-IFRS No. 1007 ‘Statement of Cash Flows’ – Cost method

- K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ - Contracts referencing nature-dependent electricity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4. Significant estimates and judgments

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

(a) Estimation of impairment of goodwill

The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) is determined based on the value-in-use calculation. These calculations are based on estimates.

(b) Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(c) Fair value of financial instruments

The fair values of financial instruments (e.g. over-the-counter derivatives) which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(d) Allowance for credit loss, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances and provisions for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(e) Insurance contract liabilities and reinsurance contract assets (liabilities)

The Group calculates the present value of the future cash flows of the liabilities for remaining coverage and liabilities for incurring claims for measurement purposes. This involves estimating the unbiased estimate of future cash flows, considering the time value of money, adjusting for financial risks associated with future cash flows, and making risk adjustments for non-financial risks. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.

The number of coverage units in the group of insurance contracts is determined by considering the quantity of benefit provided by contracts within the group the duration of expected coverage, the frequency and recurrence of the coverage risk for all coverage units allocated to the current period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may arise within business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk appetite.

- The controlling company shall present the Group Risk Management Model Standard, supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The fundamental policies for risk management of the Group are established by the Board of Directors of the controlling company, while the basic risk management strategies are established by the Risk Management Committee (the “Group Risk Management Committee”) within the controlling company’s Board of Directors. The Group's Chief Risk Officer (CRO) assists the Group Risk Management Committee and consults the risk management policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Officer of each subsidiary. The subsidiary implements the risk management policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk management policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Officer for risk management and supervision.

The Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be acceptable by the Group and each subsidiary, while the Risk Management Committee and the management-level risk Commitees of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

ii-1) Group Risk Management Committee

The Committee establishes the risk management framework for the controlling company and each of its subsidiaries and comprehensively manages Group-wide risk-related matters, including the establishment of the Group’s fundamental risk management policies and strategies and the approval of limits. The Committee consists of directors of the controlling company.

The resolution of the Committee is as follows:

-
Establish risk management basic policy in line with management strategy
-
Determine the level of risk that can be assumed by the Group and each subsidiary
-
Approve appropriate investment limit or loss allowance limit
-
Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-
Matters concerning risk management organization structure and division of duties
-
Matters concerning the operation of the risk management system
-
Matters concerning the establishment of various limits and approval of limits
-
Make decisions on approval of the FSS's internal rating based approach for non-retail and retail credit rating systems
-
Matters concerning risk disclosure policy
-
Analysis of crisis situation, related capital management plan and financing plan
-
Matters deemed necessary by the board of directors
-
Matters required by external regulations such as the Financial Services Commission and other regulations and guidelines
-
Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2) Group Risk Management Council

In order to maintain the Group's risk management policies and strategies consistently, the Group resolves matters necessary to discuss overall risk-related issues and to implement the policies set by the Group Risk Management Committee. The members are chaired by the Group’s chief risk officer and shall be consist of the chief risk officers of major subsidiaries.

iii) Group Risk Management System

iii-1) Management of the Risk Capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

iii-2) Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the Group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the Group level. The Group prepares weekly, monthly and ad-hoc monitoring reports for Group management, including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

iii-3) Risk Reviewing

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

iii-4) Crisis Management

The Group maintains a group wide crisis management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, ‘cautious’, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group faces. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheet, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the Chief Risk Officer (CRO), the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Risk Policy Committee decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the Group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring and supervision, credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up customer information from Shinhan Bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a small office home office (“SOHO”) evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch RM's (Relationship Manager) and loan officers of each business division's headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Review Committee, the highest decision-making body for loan approvals, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.

Shinhan Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM’s evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is adjusted. In accordance with these procedures, corporate customers are classified either as an early warning company, an observation company, or a normal company, and then managed differently according to management guidelines for each risk classification, thereby mitigating the risk of insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades, and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by party, industry, country, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

Shinhan Card Co., Ltd. ’s basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee (RMC) consists of the Chief Risk Officer (CRO) as the chairperson, along with the heads of business and supporting groups, related department heads, and the Risk Management Manager. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount, has been established to separate credit policy decisions from credit monitoring.

Shinhan Card Co., Ltd.’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer falls under “rejection due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of ASS is approved. There is a separate screening criterion for credit card customers, who have maintained a long-term relationship with the Group and have a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and is utilized to monitor member and portfolio risk.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

1
Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

2
Measuring term structure of probability of default

Internal credit risk ratings are the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1) Determining significant increases in credit risk since initial recognition (continued)

3
Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification of precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk
Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for card exposures if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account any grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there has been a significant increase in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, management would not expect frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed data from its past experience, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation. To reflect external and internal economic uncertainties, the Group has incorporated the final forward-looking information by reviewing an additional worst-case scenario along with the three existing scenarios of upside, central and downside.

For the years ended December 31, 2025 and 2024, macroeconomic variables used by the Group are as follows for each scenario.

<December 31, 2025>

1
Upside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2025.4Q	2026
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	2.9	2.8	2.0	2.0
Private consumption index (YoY %)	(-)	1.9	3.2	3.3	2.2	2.0
Facility investment growth rate (YoY %)	(-)	(1.7)	1.9	4.6	2.2	1.7
Consumer price index growth rate (%)	(+)	2.4	2.1	2.1	2.2	2.2
Balance on current account (100 million dollars)	(-)	300.0	220.0	230.0	240.0	260.0
Government bond 3y yields (%)	-	2.8	2.6	2.6	2.7	2.7

2
Central scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2025.4Q	2026
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	2.4	2.1	1.3	1.3
Private consumption index (YoY %)	(-)	1.9	2.7	2.6	1.2	1.2
Facility investment growth rate (YoY %)	(-)	(1.7)	1.3	3.9	1.8	1.0
Consumer price index growth rate (%)	(+)	2.4	1.6	1.8	2.0	2.0
Balance on current account (100 million dollars)	(-)	300.0	210.0	220.0	230.0	250.0
Government bond 3y yields (%)	-	2.8	2.3	2.4	2.4	2.5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

3
Downside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2025.4Q	2026
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.0	0.3	0.3
Private consumption index (YoY %)	(-)	1.9	1.4	1.0	0.4	0.5
Facility investment growth rate (YoY %)	(-)	(1.7)	(0.1)	2.4	1.2	0.4
Consumer price index growth rate (%)	(+)	2.4	1.6	1.7	1.8	1.8
Balance on current account (100 million dollars)	(-)	300.0	190.0	200.0	210.0	230.0
Government bond 3y yields (%)	-	2.8	2.1	1.9	1.6	1.7

4
Worst scenario

Major variables (*1), (*2), (*4)	Correlation between credit risks	Economic Crisis for 1 year

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	4.6

(*1) As a result of examining the correlation between each variable, the Group applied key variables to reflect the final future economic outlook. Shinhan Bank applied key variables such as GDP growth rate, current account balance, and 3-year government bond yield, while Shinhan Card Co., Ltd. applied key variables such as GDP growth rate. In addition to the table above, the Group has selected macroeconomic indicators such as unemployment rate.

(*2) Considering the default forecast period, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

(*4) Reflected considering the foreign exchange crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

<December 31, 2024>

1
Upside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.5	2.4	3.2	2.8
Private consumption index (YoY %)	(-)	1.2	1.6	2.5	2.6	2.5
Facility investment growth rate (YoY %)	(-)	4.9	4.4	6.5	1.2	3.5
Consumer price index growth rate (%)	(+)	1.6	2.2	2.4	2.4	2.3
Balance on current account (100 million dollars)	(-)	220.0	210.0	190.0	180.0	200.0
Government bond 3y yields (%)	-	2.8	3.1	3.2	3.2	3.2

2
Central scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.2	2.0	2.4	2.2
Private consumption index (YoY %)	(-)	1.2	1.3	2.1	2.0	1.8
Facility investment growth rate (YoY %)	(-)	4.9	4.0	5.8	0.8	2.5
Consumer price index growth rate (%)	(+)	1.6	1.9	2.1	2.1	2.0
Balance on current account (100 million dollars)	(-)	200.0	190.0	170.0	160.0	180.0
Government bond 3y yields (%)	-	2.8	2.9	2.9	3.0	2.9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

3
Downside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	0.8	1.4	1.7	1.0
Private consumption index (YoY %)	(-)	1.2	0.9	1.5	1.1	0.6
Facility investment growth rate (YoY %)	(-)	4.9	2.8	4.5	0.2	1.3
Consumer price index growth rate (%)	(+)	1.6	1.6	1.8	1.8	1.7
Balance on current account (100 million dollars)	(-)	170.0	160.0	140.0	120.0	130.0
Government bond 3y yields (%)	-	2.8	2.8	2.7	2.4	2.2

4
Worst scenario

Major variables (*1), (*2), (*4)	Correlation between credit risks	Economic Crisis for 1 year

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	6.2

(*1) As a result of examining the correlation between each variable, the Group applied key variables to reflect the final future economic outlook. Shinhan Bank applied key variables such as GDP growth rate, current account balance, and 3-year government bond yield, while Shinhan Card Co., Ltd. applied key variables such as GDP growth rate. In addition to the table above, the Group has selected macroeconomic indicators such as KOSPI index.

(*2) Considering the default forecast period, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

(*4) Reflected considering the foreign exchange crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

Since 2020, the Group has been implementing various policy support measures in response to the economic downturn caused by COVID-19. The Group manages the credit risk through classifying borrowers in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage2 to reflect the impact of potential insolvency. In addition, credit risk is managed through additional expected loss assessments for non-retail and retail SOHO loans of borrowers holding the relevant loans, extended maturity loans and estimated loss loans from financial support programs. The Group has considered multiple economic scenarios in applying forward-looking information to measure the expected credit losses. Assuming a 100% weighting for each of the Upside, Central, Downside, and Worst scenarios, with all other assumptions held constant, the sensitivity of the Group’s provision for expected credit losses is not significant for the years ended December 31, 2025 and 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades is adjusted, and the PD for each rating grade is estimated by taking into account the contractual maturity of the exposure.

LGD refers to the expected loss in the event of a default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the assets, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD for each reporting period, and those of LGD and EAD, are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. The decision to write off follows the internal regulations of the Group and, if necessary, is carried out after obtaining approval from external institutions. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet items such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of Basel III credit risk weights, and the net carrying amount, excluding deductible items such as provisions, is presented as the maximum amount that can be exposed by credit risk.

The details of the maximum exposure to credit risk for financial instruments held as of December 31, 2025 and December 31, 2024 periods are as follows:

		December 31, 2025	December 31, 2024
Due from banks and loans at amortized cost (*1), (*3):
Banks	~~W~~	12,658,709	14,058,051
Retail		208,308,298	199,809,576
Government/Public sector/Central bank		26,417,332	27,228,308
Corporations		226,554,125	218,713,457
Card receivable		27,695,043	27,714,596
		501,633,507	487,523,988

Due from banks and loans at FVTPL (*3):
Banks		169,972	134,609
Corporations		1,286,144	1,780,787
		1,456,116	1,915,396

Securities at FVTPL		71,727,860	67,134,121
Securities at FVOCI		101,282,906	92,016,210
Securities at amortized cost (*1)		31,944,368	33,315,999
Derivative assets		7,153,950	10,279,257
Other financial assets (*1), (*2)		43,323,340	23,116,960
Guarantee contracts		26,221,968	22,509,195
Loan commitments and other credit liabilities		220,317,053	218,980,794
	~~W~~	1,005,061,068	956,791,920

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are the net carrying amount after deducting the allowance for credit losses.

(*2) Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iii) The maximum amount of exposure to credit risk by type of collateral as of December 31, 2025 and 2024 is as follows:

		December 31, 2025
Classification		12-month expected credit losses	Lifetime expected credit losses		Total
			Non-impaired	Impaired
Guarantee	~~W~~	60,850,725	9,781,605	411,985	71,044,315
Deposits and Savings		2,825,303	399,325	2,570	3,227,198
Property and equipment		1,603,758	518,626	4,068	2,126,452
Real estate		185,544,412	28,636,383	721,919	214,902,714
Securities		2,363,043	78,110	34,083	2,475,236
Others		12,414	2,000	-	14,414
Total	~~W~~	253,199,655	39,416,049	1,174,625	293,790,329

		December 31, 2024
Classification		12-month expected credit losses	Lifetime expected credit losses		Total
			Non-impaired	Impaired
Guarantee	~~W~~	55,422,696	11,872,362	450,079	67,745,137
Deposits and Savings		2,508,238	401,970	4,971	2,915,179
Property and equipment		1,576,438	367,086	4,154	1,947,678
Real estate		170,210,822	26,682,978	528,200	197,422,000
Securities		1,846,531	155,761	-	2,002,292
Others		7,687	-	-	7,687
Total	~~W~~	231,572,412	39,480,157	987,404	272,039,973

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		12-month expected credit losses		Lifetime expected credit losses			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,039,981	1,445,815	183,147	121	-	12,669,064	(10,355)	12,658,709	171
Retail		188,215,501	6,674,522	9,227,654	3,991,054	1,252,699	209,361,430	(1,053,132)	208,308,298	162,423,106
Government/Public sector/ Central bank		23,669,547	2,468,610	290,730	11	-	26,428,898	(11,566)	26,417,332	2,597
Corporations		121,819,093	56,460,975	22,692,064	25,790,138	2,091,404	228,853,674	(2,299,549)	226,554,125	126,763,442
Card receivable		20,649,246	4,449,746	1,060,430	1,976,109	481,682	28,617,213	(922,170)	27,695,043	18,139
		365,393,368	71,499,668	33,454,025	31,757,433	3,825,785	505,930,279	(4,296,772)	501,633,507	289,207,455
Securities at FVOCI (*)		90,408,440	10,847,635	-	26,831	-	101,282,906	-	101,282,906	-
Securities at amortized cost		30,031,575	1,921,484	-	-	-	31,953,059	(8,691)	31,944,368	-
	~~W~~	485,833,383	84,268,787	33,454,025	31,784,264	3,825,785	639,166,244	(4,305,463)	634,860,781	289,207,455

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		12-month expected credit losses		Lifetime expected credit losses			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,740,875	2,027,427	254,625	60,114	-	14,083,041	(24,990)	14,058,051	27,874
Retail		177,166,099	6,397,386	11,714,193	4,387,929	1,198,594	200,864,201	(1,054,625)	199,809,576	151,610,129
Government/Public sector/ Central bank		25,118,226	2,030,126	83,783	49	-	27,232,184	(3,876)	27,228,308	2,500
Corporations		117,893,181	55,345,067	20,324,015	25,633,821	1,880,868	221,076,952	(2,363,495)	218,713,457	117,575,757
Card receivable		21,631,071	2,974,287	1,170,078	2,436,456	642,991	28,854,883	(1,140,287)	27,714,596	18,881
		353,549,452	68,774,293	33,546,694	32,518,369	3,722,453	492,111,261	(4,587,273)	487,523,988	269,235,141
Securities at FVOCI (*)		83,218,889	8,736,563	10,034	50,724	-	92,016,210	-	92,016,210	-
Securities at amortized cost		31,103,200	2,219,343	-	3,644	-	33,326,187	(10,188)	33,315,999	-
	~~W~~	467,871,541	79,730,199	33,556,728	32,572,737	3,722,453	617,453,658	(4,597,461)	612,856,197	269,235,141

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 60,301 million and ~~W~~ 38,346 million as of December 31, 2025 and 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

v) Credit risk exposures per credit grade of off-balance sheet items

The credit risk exposure for off-balance sheet items such as guarantees, loan commitments, and other credit-related liabilities as of December 31, 2025 and December 31, 2024 are as follows:

		December 31, 2025
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit losses	~~W~~	20,555,651	4,535,466	-	25,091,117
Lifetime expected credit losses		964,695	154,378	-	1,119,073
Impaired		-	-	11,778	11,778
		21,520,346	4,689,844	11,778	26,221,968
Loan commitment and other credit line:
12-month expected credit losses		185,899,148	22,774,387	-	208,673,535
Lifetime expected credit losses		8,896,231	2,642,174	-	11,538,405
Impaired		-	-	105,113	105,113
		194,795,379	25,416,561	105,113	220,317,053
	~~W~~	216,315,725	30,106,405	116,891	246,539,021

		December 31, 2024
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit losses	~~W~~	19,212,434	2,786,804	-	21,999,238
Lifetime expected credit losses		361,440	127,153	-	488,593
Impaired		-	-	21,364	21,364
		19,573,874	2,913,957	21,364	22,509,195
Loan commitment and other credit line:
12-month expected credit losses		183,928,715	21,687,932	-	205,616,647
Lifetime expected credit losses		10,370,570	2,988,286	-	13,358,856
Impaired		-	-	5,291	5,291
		194,299,285	24,676,218	5,291	218,980,794
	~~W~~	213,873,159	27,590,175	26,655	241,489,989

vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vii) Credit risk exposures per credit quality of derivative assets

Credit risk exposures per credit quality of derivative assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Grade 1	~~W~~	6,797,321	9,578,458
Grade 2		356,629	700,799
	~~W~~	7,153,950	10,279,257

(*) Credit quality of derivative assets is classified based on the internal credit ratings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
Classification (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	4,934,110	1,409,928	479,051	278,851	363,081	933,820	1,078,467	3,181,401	12,658,709
Retail		192,492,848	595,218	8,021	5,464,414	3,807	5,054,569	1,817,292	2,872,129	208,308,298
Government/Public sector/Central bank		15,993,867	5,354,336	-	2,137,190	178,022	403,760	303,764	2,046,393	26,417,332
Corporations		193,530,841	5,498,636	1,300,654	8,202,921	206,108	4,729,918	3,476,094	9,608,953	226,554,125
Card receivable		27,359,956	13,936	477	3,273	339	237,884	50,429	28,749	27,695,043
		434,311,622	12,872,054	1,788,203	16,086,649	751,357	11,359,951	6,726,046	17,737,625	501,633,507

Deposits and loans at FVTPL
Banks		129,110	40,862	-	-	-	-	-	-	169,972
Corporations		1,135,383	83,254	-	14,424	-	4,133	-	48,950	1,286,144
		1,264,493	124,116	-	14,424	-	4,133	-	48,950	1,456,116

Securities at FVTPL		65,274,393	3,720,780	861,745	147,328	7,399	12,012	11,839	1,692,364	71,727,860
Derivative assets		5,776,528	480,953	17,518	153,496	112,892	6,618	7,791	598,154	7,153,950
Securities at FVOCI		87,212,394	7,104,105	788,292	771,151	116,116	42,978	779,447	4,468,423	101,282,906
Securities at amortized cost		30,100,982	206,599	-	432,067	-	465,350	96,367	643,003	31,944,368
		623,940,412	24,508,607	3,455,758	17,605,115	987,764	11,891,042	7,621,490	25,188,519	715,198,707
Off-balance sheet items
Guarantees		23,442,408	802,192	273,331	38,669	26,576	202,498	734,356	701,938	26,221,968
Loan commitments and other liabilities related to credit		210,218,685	1,546,770	270,460	572,774	126,187	2,387,567	1,064,500	4,130,110	220,317,053
	~~W~~	233,661,093	2,348,962	543,791	611,443	152,763	2,590,065	1,798,856	4,832,048	246,539,021

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
Classification (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,303,730	1,284,361	624,468	334,073	354,583	1,295,863	1,633,954	2,227,019	14,058,051
Retail		185,102,271	506,525	7,064	5,165,687	3,399	4,391,692	2,002,467	2,630,471	199,809,576
Government/Public sector/Central bank		21,716,534	1,018,284	-	1,914,100	197,042	334,366	360,451	1,687,531	27,228,308
Corporations		189,219,966	5,203,409	789,820	7,075,869	218,422	4,533,648	3,125,771	8,546,552	218,713,457
Card receivable		27,356,847	12,469	528	2,992	330	274,884	42,310	24,236	27,714,596
		429,699,348	8,025,048	1,421,880	14,492,721	773,776	10,830,453	7,164,953	15,115,809	487,523,988

Deposits and loans at FVTPL
Banks		99,159	35,450	-	-	-	-	-	-	134,609
Corporations		1,457,224	163,511	-	15,402	-	5,193	-	139,457	1,780,787
		1,556,383	198,961	-	15,402	-	5,193	-	139,457	1,915,396

Securities at FVTPL		61,955,771	3,321,700	377,462	135,194	2,564	-	7,144	1,334,286	67,134,121
Derivative assets		8,199,726	687,950	41,218	152,555	274,786	3,201	1,613	918,208	10,279,257
Securities at FVOCI		81,294,290	5,367,178	441,203	564,635	35,026	50,368	708,567	3,554,943	92,016,210
Securities at amortized cost		31,113,242	207,817	-	499,988	-	761,386	116,944	616,622	33,315,999
		613,818,760	17,808,654	2,281,763	15,860,495	1,086,152	11,650,601	7,999,221	21,679,325	692,184,971
Off-balance sheet items
Guarantees		20,517,889	579,426	250,938	44,186	9,663	199,535	511,891	395,667	22,509,195
Loan commitments and other liabilities related to credit		206,833,657	1,873,831	290,909	352,256	87,212	2,187,736	2,158,798	5,196,395	218,980,794
	~~W~~	227,351,546	2,453,257	541,847	396,442	96,875	2,387,271	2,670,689	5,592,062	241,489,989

(*) The amounts by geographic location are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

ix) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2025 and 2024 is as follows:

		December 31, 2025
Classification (*)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,359,288	-	-	-	-	-	299,421	-	12,658,709
Retail		-	-	-	-	-	-	-	208,308,298	208,308,298
Government/Public sector/Central bank		26,140,603	-	-	-	-	-	276,729	-	26,417,332
Corporations		22,523,203	63,353,165	23,759,226	47,411,346	5,764,311	7,205,522	56,537,352	-	226,554,125
Card receivable		78,300	330,944	274,289	75,757	48,900	28,196	1,329,882	25,528,775	27,695,043
		61,101,394	63,684,109	24,033,515	47,487,103	5,813,211	7,233,718	58,443,384	233,837,073	501,633,507
Due from banks and loans at FVTPL
Banks		40,862	-	-	-	99,327	-	29,783	-	169,972
Corporations		575,478	399,668	3,004	156,286	-	-	151,708	-	1,286,144
		616,340	399,668	3,004	156,286	99,327	-	181,491	-	1,456,116

Securities at FVTPL		35,054,770	3,090,284	1,399,374	3,087,667	242,695	29,279	28,823,791	-	71,727,860
Derivative assets		6,068,491	829,304	13,573	19,948	2,272	329	219,516	517	7,153,950
Securities at FVOCI		45,699,181	2,242,382	465,133	1,733,913	749,831	22,340	50,370,126	-	101,282,906
Securities at amortized cost		7,108,253	9,985	-	843,938	280,851	-	23,701,341	-	31,944,368
		155,648,429	70,255,732	25,914,599	53,328,855	7,188,187	7,285,666	161,739,649	233,837,590	715,198,707
Off-balance sheet items
Guarantees		5,659,966	12,554,311	3,633,251	290,565	214,178	60,372	3,808,447	878	26,221,968
Loan commitments and other liabilities related to credit		18,227,705	31,211,151	10,863,979	6,914,971	2,269,120	444,003	20,103,475	130,282,649	220,317,053
	~~W~~	23,887,671	43,765,462	14,497,230	7,205,536	2,483,298	504,375	23,911,922	130,283,527	246,539,021

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

ix) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2025 and 2024 is as follows:

		December 31, 2024
Classification (*)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,495,577	-	-	-	-	-	562,474	-	14,058,051
Retail		-	-	-	-	-	-	-	199,809,576	199,809,576
Government/Public sector/Central bank		27,042,097	-	-	-	-	-	186,211	-	27,228,308
Corporations		22,485,184	62,200,259	23,447,863	47,109,684	5,409,739	6,735,852	51,324,876	-	218,713,457
Card receivable		81,613	323,992	288,452	65,256	51,107	20,277	1,189,255	25,694,644	27,714,596
		63,104,471	62,524,251	23,736,315	47,174,940	5,460,846	6,756,129	53,262,816	225,504,220	487,523,988
Due from banks and loans at FVTPL
Banks		35,450	-	-	-	99,159	-	-	-	134,609
Corporations		859,295	391,667	301,658	149,652	10,000	-	68,515	-	1,780,787
		894,745	391,667	301,658	149,652	109,159	-	68,515	-	1,915,396

Securities at FVTPL		34,194,979	3,634,273	1,286,997	2,149,229	304,020	136,364	25,428,259	-	67,134,121
Derivative assets		8,305,868	1,263,951	26,101	39,698	6,003	1,616	634,051	1,969	10,279,257
Securities at FVOCI		35,854,914	2,636,678	712,936	1,790,042	1,056,603	12,160	49,952,877	-	92,016,210
Securities at amortized cost		9,761,249	19,984	-	539,416	260,379	-	22,734,971	-	33,315,999
		152,116,226	70,470,804	26,064,007	51,842,977	7,197,010	6,906,269	152,081,489	225,506,189	692,184,971
Off-balance sheet items
Guarantees		3,733,957	11,712,348	3,548,909	92,172	179,255	115,827	3,113,748	12,979	22,509,195
Loan commitments and other liabilities related to credit		18,218,204	34,199,306	10,324,128	4,325,044	2,408,759	531,832	20,644,317	128,329,204	218,980,794
	~~W~~	21,952,161	45,911,654	13,873,037	4,417,216	2,588,014	647,659	23,758,065	128,342,183	241,489,989

(*) The amounts by industry sector are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks. Structural foreign exchange positions refer to foreign exchange positions that, with the approval of the Governor of the Financial Supervisory Service, are excluded from the calculation of market risk regulatory capital, relating to amounts invested in foreign currencies such as capital contributions to overseas branches and Capital A (Gap-gi-geum).

i-2) Market Risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standardized approach market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standardized approach market risk using its own model market risk calculation system. The Group and Shinhan Bank exclude structural foreign exchange positions, approved by the Governor of the Financial Supervisory Service, from the calculation of market risk under the standardized approach. Shinhan Securities Co., Ltd. uses its own market risk calculation system to calculate historical simulation VaR and the Group market risk system to calculate standardized approach market risk.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standardized approach. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standardized approach is a risk calculation methodology proposed by the Basel Committee on Banking Supervision (BCBS) of the Bank for International Settlements (BIS). In Korea, the Basel III standards for market risk have been incorporated into the Detailed Regulations on Banking Supervision since 2023, and the Group complies with these regulations. Under the Basel III standardized approach, market risk is calculated by aggregating sensitivity risk, default risk, and residual risk. Sensitivity risk measures coverage of general interest rates, credit spreads, stocks, commodity, delta and vega of foreign exchange, and curvature. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Curvature is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure or the underlying asset is special.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-2) Market Risk Management Method (continued)

Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Securities Co., Ltd. measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standardized approach to ensure consistent market risk management at the Group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, Shinhan Securities Co., Ltd. sets and manages issuance and transaction limit, and stop-loss limit for each department.

The Group’s market risk regulatory capital for trading positions under the Basel III revised standardized approach as of December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
Sensitivity risk
GIRR (*1)	~~W~~	219,512	257,705
CSR-Non-Securitized (*2)		465,046	565,017
CSR-Securitized (Non-CTP)		56,804	91,048
CSR-Non-Securitized (CTP)		141	508
Stock		92,207	210,850
Foreign (*3)		435,255	389,673
Commodity		4,293	2,829
	~~W~~	1,273,258	1,517,630

Default risk
Non-Securitized	~~W~~	186,037	-
Securitized (Excluding CTP)		103,363	121,146
Securitized (CTP)		251	596
	~~W~~	289,651	121,742
Residual risk		8,508	9,547
	~~W~~	1,571,417	1,648,919

(*1) GIRR (General Interest Rate Risk): General interest rate risk, a concept that measures the risk of loss due to changes in the risk-free interest rate. In general, if the maturity is long and the value changes fluctuates a lot due to interest rate changes, the risk value is calculated to be large.

(*2) CSR (Credit Spread Risk): Credit spread risk, a concept that measures the risk of value fluctuations as credit spreads fluctuate independently of the risk-free interest rate for products with inherent credit risk.

(*3) Calculated by excluding structural foreign exchange positions approved by the Governor of the Financial Supervisory Service since the period ended December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-3) Shinhan Bank

Shinhan Bank’s market risk regulatory capital for trading positions under the Basel III revised standardized approach as of December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
Sensitivity risk
GIRR (*1)	~~W~~	126,382	116,501
CSR-Non-Securitized (*2)		148,185	129,603
CSR-Securitized (Non-CTP) (*3)		25,290	27,930
Stock		25,676	28,582
Foreign (*4)		454,808	368,999
Commodity		287	199
	~~W~~	780,628	671,814

Default risk
Non-Securitized	~~W~~	111,847	98,699
Securitized (Excluding CTP)		58,280	60,866
	~~W~~	170,127	159,565
Residual risk		4,576	2,984
	~~W~~	955,331	834,363

(*1) GIRR: General Interest Rate Risk

(*2) CSR: Credit Spread Risk

(*3) CTP: Correlation Trading Portfolio

(*4) Calculated by excluding structural foreign exchange positions approved by the Governor of the Financial Supervisory Service since the period ended December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-4) Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd.’s market risk regulatory capital for trading positions as of December 31, 2025 and 2024 under the standardized approach prescribed by the Financial Supervisory Service is as follows:

		December 31, 2025	December 31, 2024
Interest rate risk (*)	~~W~~	2,700	2,551

(*) Foreign subsidiaries are excluded from the calculation.

i-5) Shinhan Securities Co., Ltd.

The VaR of Shinhan Securities Co., Ltd.’s trading positions as of December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
Interest rate risk	~~W~~	14,058	15,662
Stock price risk		33,180	14,321
Foreign exchange risk		23,847	30,310
Option volatility risk		9,381	42,703
Portfolio diversification effect		(36,966)	(41,549)
	~~W~~	43,500	61,447

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-6) Shinhan Life Insurance Co., Ltd.

The VaR of Shinhan Life Insurance Co., Ltd.’s trading positions as of December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
Interest rate risk	~~W~~	145	683
Stock price risk		17,365	11,523
Foreign exchange risk		69,913	55,467
Option volatility risk		128	559
	~~W~~	87,551	68,232

(*) The market risk exposure for performance dividend-type assets held is ~~W~~ 5,687,547 million and ~~W~~ 4,956,743 million as of December 31, 2025, and 2024 respectively, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is ~~W~~ 264,326 million and ~~W~~ 280,577 million as of December 31, 2025 and 2024 respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages changes in net interest income or net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

The Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Each subsidiary's interest rate risk measurement method varies depending on industry-specific regulations. However, interest rate VaR and interest rate EaR are measured using internal methodologies or IRRBB (Interest Rate Risk in the Banking Book). Interest rate risk limits are set based on interest rate VaR and monitored accordingly. In accordance with the amendments to the Detailed Enforcement Rules of the Financial Holding Companies Supervisory Regulations, the Group measures its interest rate risk using the standardized approach of IRRBB under Basel III, which measures interest rate risk more precisely than the existing BIS standard framework by segmenting interest rate maturities, reflecting customer behavior models, and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 225bp, Short Term ± 350bp, Long Term ± 225bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 225bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions (continued):

ii-3) The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2025 and 2024 are as follows:

① Shinhan Bank

		December 31, 2025	December 31, 2024
△EVE (*1)	~~W~~	1,399,226	1,508,514
△NII (*2)		255,874	406,207

② Shinhan Card Co., Ltd.

		December 31, 2025	December 31, 2024
△EVE (*1)	~~W~~	824,951	990,898
△NII (*2)		587,147	600,681

③ Shinhan Securities Co., Ltd.

		December 31, 2025	December 31, 2024
△EVE (*1)	~~W~~	202,411	252,625
△NII (*2)		280,082	418,741

4
Shinhan Life Insurance Co., Ltd.

		December 31, 2025	December 31, 2024
△EVE (*1)	~~W~~	2,847,851	3,848,473
△NII (*2)		30,124	44,525

(*1) △EVE is the change in economic value of equity capital that can arise from changes in interest rates that affect the present value of assets, liabilities and off-balance sheet items by using the Basel III standard based IRRBB method.

(*2) △NII is the change in net interest income that can occur over the next year due to changes in interest rates by using the Basel III standard based IRRBB method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. The desks and dealers of this department manage the overall position of spot foreign exchange or foreign exchange derivatives within the established market risk and foreign exchange position limits. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	14,268,193	3,024,755	193,635	615,220	5,969,361	24,071,164
Due from banks at FVTPL		40,862	-	-	-	-	40,862
Loans at FVTPL		108,450	-	9,635	-	4,133	122,218
Loan at amortized cost		25,860,570	14,457,433	2,117,346	4,891,534	16,981,548	64,308,431
Securities at FVTPL		8,324,763	137,035	1,012,815	2,750	1,251,785	10,729,148
Derivative assets		815,479	2,217	304,637	881	84,524	1,207,738
Securities at FVOCI		13,004,888	312,632	944,285	743,545	3,314,109	18,319,459
Securities at amortized cost		368,841	432,333	-	96,420	1,140,009	2,037,603
Other financial assets		9,806,303	2,707,262	1,785,518	201,174	1,736,885	16,237,142
	~~W~~	72,598,349	21,073,667	6,367,871	6,551,524	30,482,354	137,073,765

Liabilities:
Deposits	~~W~~	31,663,691	18,053,711	2,208,668	4,903,374	17,057,680	73,887,124
Financial liabilities at FVTPL		-	-	-	-	1,522,071	1,522,071
Derivative liabilities		641,622	5,000	145,204	1,077	74,334	867,237
Borrowings		11,990,792	1,253,386	459,326	6,388	2,240,724	15,950,616
Debt securities issued		13,715,798	426,698	1,985,414	-	1,983,450	18,111,360
Financial liabilities designated at FVTPL		790,960	-	-	-	-	790,960
Other financial liabilities		11,593,718	861,743	911,334	786,180	1,805,791	15,958,766
	~~W~~	70,396,581	20,600,538	5,709,946	5,697,019	24,684,050	127,088,134

Net domestic and foreign currency exposure	~~W~~	2,201,768	473,129	657,925	854,505	5,798,304	9,985,631
Off-balance derivative exposure		2,736,104	425,121	275,984	(1,783)	(2,754,376)	681,050
Net foreign currency exposure	~~W~~	4,937,872	898,250	933,909	852,722	3,043,928	10,666,681

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	12,337,661	2,952,548	263,878	731,304	5,387,372	21,672,763
Due from banks at FVTPL		35,450	-	-	-	-	35,450
Loans at FVTPL		275,434	-	28,229	-	19,899	323,562
Loan at amortized cost		25,948,190	13,073,162	1,832,150	4,873,899	15,186,486	60,913,887
Securities at FVTPL		6,687,351	133,864	852,382	4,124	726,565	8,404,286
Derivative assets		1,568,025	4,578	232,197	1,987	98,297	1,905,084
Securities at FVOCI		10,334,842	171,177	521,289	681,404	2,536,312	14,245,024
Securities at amortized cost		340,153	500,269	-	117,008	1,381,765	2,339,195
Other financial assets		5,471,934	1,264,209	197,766	355,004	830,886	8,119,799
	~~W~~	62,999,040	18,099,807	3,927,891	6,764,730	26,167,582	117,959,050

Liabilities:
Deposits	~~W~~	28,517,193	15,642,126	1,194,240	5,245,526	15,132,335	65,731,420
Financial liabilities at FVTPL		3,117	-	-	-	597,058	600,175
Derivative liabilities		1,513,732	5,297	50,101	1,964	55,052	1,626,146
Borrowings		9,498,518	1,446,603	280,140	544	1,485,415	12,711,220
Debt securities issued		15,926,430	168,566	764,365	-	1,865,788	18,725,149
Financial liabilities designated at FVTPL		804,324	313	-	-	-	804,637
Other financial liabilities		6,432,533	936,178	229,063	652,514	1,061,947	9,312,235
	~~W~~	62,695,847	18,199,083	2,517,909	5,900,548	20,197,595	109,510,982

Net domestic and foreign currency exposure	~~W~~	303,193	(99,276)	1,409,982	864,182	5,969,987	8,448,068
Off-balance derivative exposure		2,433,296	1,085,962	(397,997)	(379,652)	(1,555,122)	1,186,487
Net foreign currency exposure	~~W~~	2,736,489	986,686	1,011,985	484,530	4,414,865	9,634,555

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets at abnormal prices, high interest-rate financing, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the inherent crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is monitoring for any anomalies in terms of liquidity in preparation for potential crisis situations during normal times.

In particular, after the bankruptcy of Silicon Valley Bank, the Group has been strengthening its capability to respond to liquidity crises by conducting crisis situation analysis applying bank run scenarios to the banks and savings bank subsidiaries. The Group has established and reviewed emergency funding plans, accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis to prepare for any potential liquidity crisis and establish and implement emergency plans in the event of a crisis; and

- Consider liquidity-related costs, benefits and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card Co., Ltd. sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of ‘cautious’, ‘alert’, ‘imminent crisis’, and ‘crisis’ and risk for the real liquidity gap ratio, liquidity buffer ratio, and ratio of ABS (asset backed securities) to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2025 and 2024 are as follows:

		December 31, 2025 (*1)
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	37,051,022	746,364	68,711	19,990	264,095	1,842,716	39,992,898
Due from banks at FVTPL		-	-	-	-	-	40,862	40,862
Loans at FVTPL		84,231	419,312	83	81,094	708,906	126,359	1,419,985
Loans at amortized cost		37,915,506	55,304,875	66,984,277	103,607,758	149,981,848	135,798,359	549,592,623
Securities at FVTPL		51,192,910	1,363,382	748,568	1,297,385	8,919,975	13,075,043	76,597,263
Securities at FVOCI		54,888,016	1,564,045	551,147	1,592,027	13,096,314	31,737,573	103,429,122
Securities at amortized cost		660,221	3,086,876	1,288,192	2,902,604	21,330,649	5,785,213	35,053,755
Other financial assets		38,973,471	96,390	68,338	355,372	510,306	2,044,911	42,048,788
	~~W~~	220,765,377	62,581,244	69,709,316	109,856,230	194,812,093	190,451,036	848,175,296

Liabilities:
Deposits (*2)	~~W~~	231,520,722	54,103,105	54,526,232	84,041,299	30,677,571	2,274,736	457,143,665
Financial liabilities at FVTPL		2,212,215	-	-	-	-	100,272	2,312,487
Borrowings		16,797,623	6,963,957	6,221,726	8,478,193	11,924,157	6,074,035	56,459,691
Debt securities issued		6,230,564	8,486,174	9,202,855	15,052,890	56,411,740	3,889,537	99,273,760
Financial liabilities designated at FVTPL		399,298	977,019	854,498	1,180,049	1,423,212	1,586,327	6,420,403
Investment contract liabilities		189,704	10,554	91,041	159,182	1,085,912	-	1,536,393
Other financial liabilities		51,214,836	162,838	74,360	602,583	1,318,935	225,282	53,598,834
	~~W~~	308,564,962	70,703,647	70,970,712	109,514,196	102,841,527	14,150,189	676,745,233
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	26,221,968	-	-	-	-	-	26,221,968
Other liabilities related to loan commitments		220,317,053	-	-	-	-	-	220,317,053
	~~W~~	246,539,021	-	-	-	-	-	246,539,021

Derivatives	~~W~~	771,588	(810,792)	(29,804)	(93,500)	(2,117,259)	(76,279)	(2,356,046)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024 (*1)
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	36,069,005	678,029	293,900	290,070	295,757	3,107,597	40,734,358
Due from banks at FVTPL		-	-	-	-	-	35,450	35,450
Loans at FVTPL		275,263	531,544	136,762	95	660,244	276,599	1,880,507
Loans at amortized cost		37,868,875	54,775,441	69,211,593	99,131,674	145,027,757	123,300,327	529,315,667
Securities at FVTPL		41,515,377	1,066,771	473,077	894,621	8,851,339	20,043,058	72,844,243
Securities at FVOCI		45,714,502	997,618	825,089	2,680,515	10,809,850	32,861,952	93,889,526
Securities at amortized cost		878,077	3,117,274	3,152,468	3,236,438	20,604,654	5,540,522	36,529,433
Other financial assets		18,550,324	58,298	59,159	631,667	599,959	1,975,249	21,874,656
	~~W~~	180,871,423	61,224,975	74,152,048	106,865,080	186,849,560	187,140,754	797,103,840

Liabilities:
Deposits (*2)	~~W~~	217,170,450	49,309,656	56,540,309	77,227,315	30,221,968	1,261,816	431,731,514
Financial liabilities at FVTPL		954,899	-	-	-	-	-	954,899
Borrowings		12,862,532	4,757,090	6,901,957	9,990,468	11,464,431	4,896,426	50,872,904
Debt securities issued		4,859,511	8,927,081	9,122,810	17,273,392	56,429,636	4,046,575	100,659,005
Financial liabilities designated at FVTPL		439,367	861,277	991,871	1,963,789	2,473,275	1,513,662	8,243,241
Investment contract liabilities		106,106	105,788	248,954	375,300	328,874	-	1,165,022
Other financial liabilities		32,314,670	174,388	257,115	587,834	1,351,145	140,254	34,825,406
	~~W~~	268,707,535	64,135,280	74,063,016	107,418,098	102,269,329	11,858,733	628,451,991
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	22,509,195	-	-	-	-	-	22,509,195
Other liabilities related to loan commitments		218,980,794	-	-	-	-	-	218,980,794
	~~W~~	241,489,989	-	-	-	-	-	241,489,989

Derivatives	~~W~~	453,751	(12,670)	(68,634)	6,511	(1,847,862)	(165,170)	(1,634,074)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2025 and 2024 are as follows (continued):

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~ 172,840,771 million and ~~W~~ 160,031,760 million as of December 31, 2025 and 2024 are included in the ‘Less than 1 month’ category, respectively.

(*3) Though guarantees, loan agreements, and other credit offerings provided by the Group exist, if the counterparty requests a payment, the Group should fulfill the obligation immediately.

(e) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined by using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Level 1	Level 2	Level 3 (*3)	Total
Financial assets:
Due from banks at FVTPL	~~W~~	-	40,862	-	40,862
Loans at FVTPL (*1)		-	506,781	908,473	1,415,254
Securities at FVTPL:
Debt securities and other securities (*2)		12,198,754	41,464,110	17,441,328	71,104,192
Equity securities		2,900,162	461,978	1,507,261	4,869,401
Gold/silver deposits		623,668	-	-	623,668
		15,722,584	41,926,088	18,948,589	76,597,261
Derivative assets:
Trading		63,896	5,876,734	596,229	6,536,859
Hedging		-	617,091	-	617,091
		63,896	6,493,825	596,229	7,153,950
Securities at FVOCI:
Debt securities		37,077,188	64,196,579	9,139	101,282,906
Equity securities		998,372	-	935,672	1,934,044
		38,075,560	64,196,579	944,811	103,216,950
	~~W~~	53,862,040	113,164,135	21,398,102	188,424,277
Financial liabilities:
Financial liabilities at FVTPL:
Securities sold (*2)	~~W~~	790,416	-	-	790,416
Gold/silver deposits		1,522,071	-	-	1,522,071
		2,312,487	-	-	2,312,487
Financial liabilities designated at FVTPL:
Derivatives-combined securities (*2)		-	255,532	5,834,683	6,090,215
Debt securities issued		-	287,849	-	287,849
		-	543,381	5,834,683	6,378,064
Derivative liabilities:
Trading		38,222	5,540,526	293,655	5,872,403
Hedging		-	994,626	153,817	1,148,443
		38,222	6,535,152	447,472	7,020,846
	~~W~~	2,350,709	7,078,533	6,282,155	15,711,397

(*1) Of the Financial assets at FVTPL invested by the Group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~ 27 billion. As of December 31, 2025, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets.

(*2) Financial instruments (Beneficiary certificates: ~~W~~ 181.8 billion and derivatives-combined securities: ~~W~~ 181.8 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The company estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3) Using its internal valuation model, Shinhan Securities Co., Ltd.’s level 3 over-the-counter derivatives is recognized ~~W~~ 47,665 million in financial assets measured at fair value through profit or loss, ~~W~~ 5,834,683 million in financial liabilities designated at fair value through profit or loss, ~~W~~ 146,924 million in derivative assets, and ~~W~~ 284,145 million in derivative liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Level 1	Level 2	Level 3 (*3)	Total
Financial assets:
Due from banks at FVTPL	~~W~~	-	35,450	-	35,450
Loans at FVTPL (*1)		-	745,412	1,134,534	1,879,946
Securities at FVTPL:
Debt securities and other securities (*2)		11,870,768	39,052,189	16,082,867	67,005,824
Equity securities		1,618,125	64,277	1,414,926	3,097,328
Gold/silver deposits		128,297	-	-	128,297
		13,617,190	39,116,466	17,497,793	70,231,449
Derivative assets:
Trading		85,439	8,772,280	719,177	9,576,896
Hedging		-	702,361	-	702,361
		85,439	9,474,641	719,177	10,279,257
Securities at FVOCI:
Debt securities		35,984,894	56,031,316	-	92,016,210
Equity securities		866,968	-	922,191	1,789,159
		36,851,862	56,031,316	922,191	93,805,369
	~~W~~	50,554,491	105,403,285	20,273,695	176,231,471
Financial liabilities:
Financial liabilities at FVTPL:
Securities sold (*2)	~~W~~	357,841	-	-	357,841
Gold/silver deposits		597,058	-	-	597,058
		954,899	-	-	954,899
Financial liabilities designated at FVTPL:
Derivatives-combined securities (*2)		-	819,919	7,139,257	7,959,176
Debt securities issued		-	261,299	-	261,299
		-	1,081,218	7,139,257	8,220,475
Derivative liabilities:
Trading		22,721	8,476,885	536,855	9,036,461
Hedging		-	814,374	207,697	1,022,071
		22,721	9,291,259	744,552	10,058,532
	~~W~~	977,620	10,372,477	7,883,809	19,233,906

(*1) Of the Financial assets at FVTPL invested by the Group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~ 40.8 billion. As of December 31, 2024, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

(*2) Financial instruments (Beneficiary certificates: ~~W~~ 175 billion and derivatives-combined securities: ~~W~~ 175 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The company estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3) Shinhan Securities Co., Ltd’s level 3 over-the-counter derivatives is recognized ~~W~~ 86,279 million in financial assets measured at fair value through profit or loss, ~~W~~ 7,146,909 million in financial liabilities designated at fair value through profit or loss, ~~W~~ 718,788 million in derivative assets, and ~~W~~ 535,162 million in derivative liabilities. The fair value of over-the-counter derivatives classified as level 3 above is measured using Shinhan Securities Co., Ltd.’s internal valuation model.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Financial asset at FVTPL	Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	18,632,327	922,191	(7,139,257)	719,177	(536,855)	-	(207,697)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the period (*1)		8,721	-	(225,030)	95,523	155,722	-	36,007
Recognized in other comprehensive income (loss) for the year		(531)	69,448	(4,165)	-	-	-	-
		8,190	69,448	(229,195)	95,523	155,722	-	36,007
Purchase		5,875,977	6,324	-	87,869	(30,005)	-	(13,580)
Issue		-	-	(6,407,756)	-	-	-	-
Settlement		(4,667,721)	(62,292)	7,941,525	(306,359)	117,483	-	31,453
Transfer to level3 (*2)		65,173	9,140	-	23	-	-	-
Transfer out of level3 (*2)		(56,884)	-	-	(4)	-	-	-
Ending balance	~~W~~	19,857,062	944,811	(5,834,683)	596,229	(293,655)	-	(153,817)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Financial asset at FVTPL	Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	632,213	(783,587)	-	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the period (*1)		355,895	-	(74,680)	64,091	(307,946)	-	16,498
Recognized in other comprehensive income (loss) for the year		3,287	(77,241)	(8,614)	-	-	-	-
		359,182	(77,241)	(83,294)	64,091	(307,946)	-	16,498
Purchase		7,120,860	55,431	-	1,318,715	(11,529)	-	-
Issue		-	-	(7,993,276)	-	-	-	-
Settlement		(5,798,938)	(5,153)	7,662,565	(1,299,773)	566,207	-	-
Transfer to level3 (*2)		17,407	-	-	3,931	-	-	-
Transfer out of level3 (*2)		(394,072)	(29)	-	-	-	-	-
Ending balance	~~W~~	18,632,327	922,191	(7,139,257)	719,177	(536,855)	-	(207,697)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

(*1) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2025 and 2024 are included in the accounts of the consolidated statements of comprehensive income, of which the amounts and the related accounts are as follows:

		December 31, 2025
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at FVTPL	~~W~~	259,966	250,113
Net gain (loss) on financial liabilities designated at FVTPL		(225,030)	2,884
Net other operating income (loss)		36,007	36,007
	~~W~~	70,943	289,004

		December 31, 2024
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at FVTPL	~~W~~	112,040	443,935
Net gain (loss) on financial liabilities designated at FVTPL		(74,680)	102,961
Net other operating income (loss)		16,498	16,497
	~~W~~	53,858	563,393

(*2) Transfers between levels result from changes in the availability of observable market data for the financial instruments. The Group recognizes such transfers at the end of the reporting period in which the change occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	42,011,753	Discount rate, interest rate, stock price, etc.
Equity securities	NAV, Option model (*)		461,978	Price of underlying assets such as stocks, bonds, dividend yield
			42,473,731
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		5,876,734	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			617,091
			6,493,825
Securities at FVOCI
Debt securities	DCF, Option model (*)		64,196,579	Interest rate, discount rate, etc.
		~~W~~	113,164,135
Liabilities
Financial liabilities designated at FVTPL
Derivative-linked securities sold	Option model (*), NAV		255,532	Underlying asset price
Debt securities issued		~~W~~	287,849	Discount rate, volatility
			543,381
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		5,540,526	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			994,626
			6,535,152
		~~W~~	7,078,533

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2025 and 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	39,833,051	Discount rate, interest rate, stock price, etc.
Equity securities	NAV		64,277	Price of underlying assets such as stocks, bonds, etc.
			39,897,328
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		8,772,280	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			702,361
			9,474,641
Securities at FVOCI
Debt securities	DCF, Option model (*)		56,031,316	Interest rate, discount rate, etc.
		~~W~~	105,403,285
Liabilities
Financial liabilities designated at FVTPL
Derivative-linked securities sold	Option model (*), NAV		819,919	Underlying asset price
Debt securities issued		~~W~~	261,299	Discount rate, volatility
			1,081,218
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		8,476,885	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			814,374
			9,291,259
		~~W~~	10,372,477

(*) Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	18,349,801	The volatility of the underlying asset, Discount rate, Correlations Growth rate, Interest rate volatility, Liquidation Value	0.50~67.94% 4.04~17.95% 31.11~69.16% 0.00% 0.46~0.70% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method		1,507,261	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation Value	0.00~68.67% 3.14~45.20% 0.00% 0.46~0.70% 0.00%
			19,857,062
Derivative assets
Equity and foreign exchange related	Option model (*1)		25,130	The volatility of the underlying asset, Correlations	10.63~61.54% 30.33~82.07%
Interest rates related			71,254	The volatility of the underlying asset, Correlations	0.48~1.51% -70.00~61.85%
Credit and commodity related			499,845	The volatility of the underlying asset, Correlations, Hazard Rate	30.76~31.08% 99.63% 0.08~9.29%
		~~W~~	596,229

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2025 and 2024 are as follows (continued):

	December 31, 2025
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Securities at FVOCI
Debt securities	Option model (*1)	~~W~~	9,139	Discount rate, Interest rate volatility	6.23% 7.92%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Cost method		935,672	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation Value	23.87% 4.23~16.33% 0.00% 0.46~0.70% 0.00%
			944,811
			21,398,102
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)		5,834,683	The volatility of the underlying asset, Correlations	0.48~61.54% -70.00~82.07%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		21,150	The volatility of the underlying asset, Correlations	8.20~61.54% 0.23~82.07%
Interest rates related			335,811	The volatility of the underlying asset, Regression coefficient, Correlations	0.48~1.51% 0.01~0.98% -70.00~90.34%
Credit and commodity related			90,511	The volatility of the underlying asset, Correlations, Hazard Rate	0.65~1.51% -70.00~61.85% 0.21~9.22%
			447,472
		~~W~~	6,282,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2025 and 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities, loans	DCF, NAV, Option model (*1), Income approach	~~W~~	17,217,401	The volatility of the underlying asset, Discount rate, Correlations Growth rate, Liquidation Value	0.56~81.72% 2.74~11.07% 4.74~82.57% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method		1,414,926	The volatility of the underlying asset, Discount rate, Growth rate Interest rate volatility	25.58~53.67% 3.60~15.44% 0.00% 0.46~0.73%
			18,632,327
Derivative assets
Equity and foreign exchange related	Option model (*1)		125,445	The volatility of the underlying asset, Correlations	10.35~41.28% 41.60~73.24%
Interest rates related			85,141	The volatility of the underlying asset, Correlations	0.46~0.66% -38.28~69.59%
Credit and commodity related			508,591	The volatility of the underlying asset, Correlations, Hazard Rate	30.92~31.36% 99.88~99.96% 0.16~8.90%
			719,177

Securities at FVOCI
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		922,191	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility	22.95% 4.75~14.03% -1.00~1.00% 0.41~67.91%

		~~W~~	20,273,695

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2025 and 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	7,139,257	The volatility of the underlying asset, Correlations	0.46~57.68% -46.56~83.10%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		181,858	The volatility of the underlying asset, Correlations	7.86~57.68% -46.56~83.10%
Interest rates related			428,049	The volatility of the underlying asset, Regression coefficient, Correlations	0.46~1.09% 0.00~2.32% -38.28~90.34%
Credit and commodity related			134,645	The volatility of the underlying asset, Correlations, Hazard Rate	6.98% 0.00% 0.29~6.05%
			744,552
		~~W~~	7,883,809

(*1) The option pricing models used by the Group for valuation purposes include the Black-Scholes model, the Hull-White model, and Monte Carlo simulation, among others.

(*2) Valuation techniques and input variables are not disclosed for items whose carrying amounts are considered to approximate fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, the effects of changes in one or more of the unobservable inputs on profit or loss, or other comprehensive income as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	35,062	(34,827)
Derivative assets		15,446	(14,723)
Securities at FVOCI (*2)		60,531	(42,863)
	~~W~~	111,039	(92,413)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	14,685	(14,764)
Derivative liabilities		6,889	(7,538)
	~~W~~	21,574	(22,302)

		December 31, 2024
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	38,489	(33,351)
Derivative assets		14,813	(14,777)
Securities at FVOCI (*2)		74,482	(49,291)
	~~W~~	127,784	(97,419)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	19,782	(20,339)
Derivative liabilities		25,420	(21,955)
	~~W~~	45,202	(42,294)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable input, from -1% p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments at amortized cost

ii-1) The method of calculating the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or overnight deposits of a short-term instrument. For this reason, the book value is used as a proxy for fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow using a discount rate that reflects the market interest rate and the credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The remaining liabilities and borrowings were calculated as fair value by discounting contractual cash flows at the market interest rate that reflects the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that reflects the residual risk.

Investment contract liabilities

The carrying amount of accumulated pension benefits of retirement pension contract holders, as defined under the Insurance Business Act and the Regulations on Supervision of Insurance Business, is used as a proxy for fair value as reliable estimates of expected future cash flows are not available.

Other financial assets and other financial liabilities

The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at the market interest rate that reflects the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments at amortized cost (continued)

ii-2) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024
		Carrying amount	Fair value	Carrying amount	Fair value
Assets:

Deposits at amortized cost (*)	~~W~~	36,859,627	36,793,298	38,228,750	38,159,135

Loans at amortized cost		464,773,880	466,291,620	449,295,238	452,724,752

Securities at amortized cost:
Government bonds		22,779,176	22,300,505	21,808,057	21,625,666
Financial institution bonds		1,837,790	1,851,292	3,787,661	3,828,599
Corporation bonds		7,327,402	7,239,123	7,720,281	7,694,086
		31,944,368	31,390,920	33,315,999	33,148,351
Other financial assets		43,323,340	43,674,984	23,116,960	23,469,322
	~~W~~	576,901,215	578,150,822	543,956,947	547,501,560
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	172,840,773	172,840,773	160,031,759	160,031,759
Time deposits		238,328,250	238,238,605	236,527,490	236,878,216
Certificate of deposit		17,001,339	16,970,158	10,409,701	10,481,318
Issued bill deposit		8,921,064	8,920,096	7,624,787	7,624,245
CMA deposits		4,889,093	4,889,093	4,451,561	4,451,561
Others		5,668,452	5,668,466	3,735,747	3,735,726
		447,648,971	447,527,191	422,781,045	423,202,825
Borrowing debts:
Call-money		1,437,100	1,437,100	1,197,823	1,197,823
Bills sold		11,887	11,846	8,872	8,831
Bonds sold under repurchase agreements		14,988,698	14,988,698	11,542,956	11,542,956
Borrowings		38,957,149	38,924,550	37,170,722	37,236,104
		55,394,834	55,362,194	49,920,373	49,985,714
Debt securities issued:
Borrowings in Korean won		74,937,216	74,697,509	75,106,885	75,610,971
Borrowings in foreign currency		18,054,206	18,273,309	18,658,969	18,759,433
		92,991,422	92,970,818	93,765,854	94,370,404

Investment contract liabilities		1,536,393	1,536,393	1,165,022	1,165,022

Other financial liabilities		57,890,911	57,832,606	39,472,400	39,429,575
	~~W~~	655,462,531	655,229,202	607,104,694	608,153,540

(*) Cash is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Level 1	Level 2	Level 3	Total
Deposits at amortized cost (*)	~~W~~	269,329	36,523,969	-	36,793,298

Loans at amortized cost		-	700,039	465,591,581	466,291,620

Securities at amortized cost:
Government bonds		10,815,330	11,485,175	-	22,300,505
Financial institution bonds		80,367	1,770,925	-	1,851,292
Corporation bonds		-	7,239,123	-	7,239,123
		10,895,697	20,495,223	-	31,390,920

Other financial assets		-	29,465,771	14,209,213	43,674,984
	~~W~~	11,165,026	87,185,002	479,800,794	578,150,822
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	172,840,773	-	172,840,773
Time deposits		-	-	238,238,605	238,238,605
Certificate of deposit		-	-	16,970,158	16,970,158
Issued bill deposit		-	-	8,920,096	8,920,096
CMA deposits		-	4,889,093	-	4,889,093
Other		-	5,625,593	42,873	5,668,466
		-	183,355,459	264,171,732	447,527,191
Borrowing debts:
Call-money		-	1,437,100	-	1,437,100
Bills sold		-	-	11,846	11,846
Bonds sold under repurchase agreements		-	-	14,988,698	14,988,698
Borrowings		-	108,795	38,815,755	38,924,550
		-	1,545,895	53,816,299	55,362,194
Debt securities issued:
Borrowings in won		-	40,127,224	34,570,285	74,697,509
Borrowings in foreign currency		-	12,618,554	5,654,755	18,273,309
		-	52,745,778	40,225,040	92,970,818

Investment contract liabilities		-	-	1,536,393	1,536,393

Other financial liabilities		-	22,535,595	35,297,011	57,832,606
	~~W~~	-	260,182,727	395,046,475	655,229,202

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Deposits at amortized cost (*)	~~W~~	537,760	37,621,375	-	38,159,135

Loans at amortized cost		-	965,455	451,759,297	452,724,752

Securities at amortized cost:
Government bonds		11,292,066	10,333,600	-	21,625,666
Financial institution bonds		331,421	3,497,178	-	3,828,599
Corporation bonds		-	7,694,086	-	7,694,086
		11,623,487	21,524,864	-	33,148,351

Other financial assets		-	13,474,763	9,994,559	23,469,322
	~~W~~	12,161,247	73,586,457	461,753,856	547,501,560
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	160,031,759	-	160,031,759
Time deposits		-	-	236,878,216	236,878,216
Certificate of deposit		-	-	10,481,318	10,481,318
Issued bill deposit		-	-	7,624,245	7,624,245
CMA deposits		-	4,451,561	-	4,451,561
Other		-	3,694,921	40,805	3,735,726
		-	168,178,241	255,024,584	423,202,825
Borrowing debts:
Call-money		-	1,197,823	-	1,197,823
Bills sold		-	-	8,831	8,831
Bonds sold under repurchase agreements		-	-	11,542,956	11,542,956
Borrowings		-	19,922	37,216,182	37,236,104
		-	1,217,745	48,767,969	49,985,714
Debt securities issued:
Borrowings in won		-	43,460,315	32,150,656	75,610,971
Borrowings in foreign currency		-	12,899,498	5,859,935	18,759,433
		-	56,359,813	38,010,591	94,370,404

Investment contract liabilities		-	-	1,165,022	1,165,022

Other financial liabilities		-	10,428,026	29,001,549	39,429,575
	~~W~~	-	236,183,825	371,969,715	608,153,540

(*) Cash is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments at amortized cost (continued)

ii-4) Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2025 and 2024, are as follows:

		December 31, 2025
		Fair value (*)	Valuation technique	Inputs

Financial instruments classified as level 2:
Assets
Due from banks at amortized cost	~~W~~	36,523,969	DCF	Discount rate
Loans at amortized cost		700,039	DCF	Discount rate, Credit spread, Prepayment rate
Securities at amortized cost		20,495,223	DCF	Discount rate
Other financial assets		29,465,771	DCF	Discount rate
Financial instruments classified as level 3:
Assets
Loans at amortized cost		465,591,581	DCF	Discount rate, Credit spread, Prepayment rate
Other financial assets		14,209,213	DCF	Discount rate
	~~W~~	566,985,796

Financial instruments classified as level 2:
Liabilities
Deposits	~~W~~	183,355,459	DCF	Discount rate
Borrowings		1,545,895	DCF	Discount rate
Debt securities issued		52,745,778	DCF	Discount rate
Other financial liabilities		22,535,595	DCF	Discount rate
Financial instruments classified as level 3:
Liabilities
Deposits		264,171,732	DCF	Discount rate
Borrowings		53,816,299	DCF	Discount rate
Debt securities issued		40,225,040	DCF	Discount rate, Regression coefficient, Correlations
Investment contract liabilities		1,536,393	-	-
Other financial liabilities		35,297,011	DCF	Discount rate
	~~W~~	655,229,202

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments at amortized cost (continued)

ii-4) Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2025 and 2024, are as follows

(continued):

		December 31, 2024
		Fair value (*)	Valuation technique	Inputs

Financial instruments classified as level 2:
Assets
Due from banks at amortized cost	~~W~~	37,621,375	DCF	Discount rate
Loans at amortized cost		965,455	DCF	Discount rate, Credit spread, Prepayment rate
Securities at amortized cost		21,524,864	DCF	Discount rate
Other financial assets		13,474,763	DCF	Discount rate
Financial instruments classified as level 3:
Assets
Loans at amortized cost		451,759,297	DCF	Discount rate, Credit spread and Prepayment rate
Other financial assets		9,994,559	DCF	Discount rate
	~~W~~	535,340,313

Financial instruments classified as level 2:
Liabilities
Deposits	~~W~~	168,178,241	DCF	Discount rate
Borrowings		1,217,745	DCF	Discount rate
Debt securities issued		56,359,813	DCF	Discount rate
Other financial liabilities		10,428,026	DCF	Discount rate
Financial instruments classified as level 3:
Liabilities
Deposits		255,024,584	DCF	Discount rate
Borrowings		48,767,969	DCF	Discount rate
Debt securities issued		38,010,591	DCF	Discount rate, Regression coefficient, Correlations
Investment contract liabilities		1,165,022	-	-
Other financial liabilities		29,001,549	DCF	Discount rate
	~~W~~	608,153,540

(*) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

iii) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	~~W~~	(89,230)	(81,747)
New transactions		(40,646)	(33,712)
Recognized in profit for the year		40,199	26,229
Ending balance	~~W~~	(89,677)	(89,230)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 5. (e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	39,742,605	-	39,742,605
Due from banks at FVTPL		40,862	-	-	-	40,862
Securities at FVTPL		76,597,261	-	-	-	76,597,261
Derivatives assets		6,536,859	-	-	617,091	7,153,950
Loans at FVTPL		1,415,254	-	-	-	1,415,254
Loans at amortized cost		-	-	464,773,880	-	464,773,880
Securities at FVOCI		-	103,216,950	-	-	103,216,950
Securities at amortized cost		-	-	31,944,368	-	31,944,368
Others		-	-	43,323,340	-	43,323,340
	~~W~~	84,590,236	103,216,950	579,784,193	617,091	768,208,470

		December 31, 2025
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	447,648,971	-	447,648,971
Financial liabilities at FVTPL		2,312,487	-	-	-	2,312,487
Financial liabilities designated at FVTPL		-	6,378,064	-	-	6,378,064
Derivatives liabilities		5,872,403	-	-	1,148,443	7,020,846
Borrowings		-	-	55,394,834	-	55,394,834
Debt securities issued		-	-	92,991,422	-	92,991,422
Investment contract liabilities		-	-	1,536,393	-	1,536,393
Others		-	-	57,890,911	-	57,890,911
	~~W~~	8,184,890	6,378,064	655,462,531	1,148,443	671,173,928

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	40,525,712	-	40,525,712
Due from banks at FVTPL		35,450	-	-	-	35,450
Securities at FVTPL		70,231,449	-	-	-	70,231,449
Derivatives assets		9,576,896	-	-	702,361	10,279,257
Loans at FVTPL		1,879,946	-	-	-	1,879,946
Loans at amortized cost		-	-	449,295,238	-	449,295,238
Securities at FVOCI		-	93,805,369	-	-	93,805,369
Securities at amortized cost		-	-	33,315,999	-	33,315,999
Others		-	-	23,116,960	-	23,116,960
	~~W~~	81,723,741	93,805,369	546,253,909	702,361	722,485,380

		December 31, 2024
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	422,781,045	-	422,781,045
Financial liabilities at FVTPL		954,899	-	-	-	954,899
Financial liabilities designated at FVTPL		-	8,220,475	-	-	8,220,475
Derivatives liabilities		9,036,461	-	-	1,022,071	10,058,532
Borrowings		-	-	49,920,373	-	49,920,373
Debt securities issued		-	-	93,765,854	-	93,765,854
Investment contract liabilities		-	-	1,165,022	-	1,165,022
Others		-	-	39,472,400	-	39,472,400
	~~W~~	9,991,360	8,220,475	607,104,694	1,022,071	626,338,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition

i-1) Repurchase agreements (Repo)

As of December 31, 2025 and 2024, the details of financial instruments that do not qualify for derecognition, as the Group sold securities with an obligation to repurchase them at a fixed price under repurchase agreements, are as follows:

		December 31, 2025	December 31, 2024
Transferred asset:
Securities at FVTPL	~~W~~	7,687,437	10,141,306
Securities at FVOCI		4,615,372	645,888
Securities at amortized cost		87,569	199,261
Loans at amortized cost		10,700	20,600
	~~W~~	12,401,078	11,007,055
Related liabilities:
Bonds sold under repurchase agreements (*)	~~W~~	14,988,698	11,542,956

(*) As of December 31, 2025 and 2024, borrowed securities pledged as collateral in connection with repurchase agreements amounted to ~~W~~ 3,643,514 million and ~~W~~ 1,502,252 million, respectively.

i-2) Securities loaned

If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

Securities loaned as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Borrowers
Government bonds	~~W~~	14,992,877	13,611,571	Korea Securities Finance Corp., Korea Securities Depository, etc.
Financial institutions bonds		408,766	607,175	Korea Securities Finance Corp., Korea Securities Depository, etc.
Corporation bonds		519,713	465,211	BNP Paribas Securities Corp.
Equity securities		40,277	15,826	Korea Securities Depository, etc.
	~~W~~	15,961,633	14,699,783

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(g) Transfer of financial instruments (continued)

i) Transfers that do not qualify for derecognition (continued)

i-3) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.).

For the years ended December 31, 2025 and 2024, the carrying amount of financial assets related to securitization transactions that have neither been transferred nor derecognized are ~~W~~ 10,815,348 million and ~~W~~ 11,369,662 million, respectively; the carrying amounts of related liabilities are ~~W~~ 6,586,888 million and ~~W~~ 7,144,588 million, respectively.

ii) Financial instruments qualified for derecognition and continued involvement

There are no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2025, and 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	7,215,469	-	7,215,469	22,362,966	425,193	2,546,676
Other financial instruments (*1)		18,119,366	-	18,119,366
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		14,417,309	-	14,417,309	14,220,871	-	196,438
Securities loaned (*2)		1,274,760	-	1,274,760	1,101,854	-	172,906
Domestic exchange settlement debit (*3)		49,477,452	38,218,494	11,258,958	-	-	11,258,958
Receivables from disposal of securities (*4)		14,771,529	7,247,688	7,523,841	6,110,092	-	1,413,749
	~~W~~	105,275,885	45,466,182	59,809,703	43,795,783	425,193	15,588,727
Liabilities:
Derivatives (*1), (*5)	~~W~~	13,236,855	-	13,236,855	22,987,953	1,000	8,021,031
Other financial instruments (*1)		17,773,129	-	17,773,129
Bonds sold under repurchase agreements (*2)		14,988,698	-	14,988,698	11,768,314	-	3,220,384
Securities borrowed (*2)		790,416	-	790,416	790,416	-	-
Domestic exchange settlement pending (*3)		42,413,447	38,218,494	4,194,953	4,097,860	-	97,093
Payable from purchase of securities (*4)		14,808,991	7,247,688	7,561,303	6,110,113	-	1,451,190
	~~W~~	104,011,536	45,466,182	58,545,354	45,754,656	1,000	12,789,698

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024 are as follows (continued):

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2) Resale and repurchase agreements and securities borrowing and lending agreements are also similar to ISDA agreements with respect to legally enforceable netting arrangements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5) As of December 31, 2025, the total amount of financial liabilities includes ~~W~~ 6,090,215 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 156,351 million are included in the related instruments not offset in the statement of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	10,560,214	-	10,560,214	13,744,859	522,860	5,592,302
Other financial instruments (*1)		9,299,807	-	9,299,807
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		17,514,396	-	17,514,396	15,238,643	-	2,275,753
Securities loaned (*2)		6,456,316	-	6,456,316	6,393,972	-	62,344
Domestic exchange settlement debit (*3)		39,697,639	34,787,860	4,909,779	-	-	4,909,779
Receivables from disposal of securities (*4)		4,879,073	2,199,610	2,679,463	1,925,615	-	753,848
	~~W~~	88,407,445	36,987,470	51,419,975	37,303,089	522,860	13,594,026
Liabilities:
Derivatives (*1), (*5)	~~W~~	18,245,590	-	18,245,590	14,692,837	1,000	11,767,096
Other financial instruments (*1)		8,215,343	-	8,215,343
Bonds sold under repurchase agreements (*2)		11,542,956	-	11,542,956	10,667,259	-	875,697
Securities borrowed (*2)		357,842	-	357,842	357,842	-	-
Domestic exchange settlement pending (*3)		36,593,966	34,787,860	1,806,106	1,735,983	-	70,123
Payable from purchase of securities (*4)		4,868,572	2,199,610	2,668,962	1,926,038	-	742,924
	~~W~~	79,824,269	36,987,470	42,836,799	29,379,959	1,000	13,455,840

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2025 and 2024 are as follows (continued):

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2) Resale and repurchase agreements and securities borrowing and lending agreements are also similar to ISDA agreements with respect to legally enforceable netting arrangements.

For securities lending transactions executed through intermediaries, such as the Korea Securities Depository and the Korea Securities Finance Corporation (i.e., competitive transactions), collateral is pledged in the name of the intermediary. Accordingly, direct netting agreements and the enforceability of collateral between the transaction counterparties do not apply.

In this regard, the amount of securities lent for which a pledge has been established in the name of the intermediary amounted to ~~W~~ 5,186,364 million as of December 31, 2024.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5) As of December 31, 2024, the total amount of financial liabilities includes ~~W~~ 7,966,828 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 586,768 million are included in the related instruments not offset in the statement of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Financial risk management (continued)

(i) Capital risk management

The Group is required, in accordance with the Financial Holding Companies Act, to maintain a total capital ratio based on consolidated risk-weighted assets of at least 8% (hereinafter referred to as the “Basel III capital ratio”). In addition, following the implementation of enhanced Basel III capital regulations from 2016, the required BIS capital ratio to be maintained in order to strengthen loss-absorbing capacity has been increased to a maximum of 14%. This requirement reflects the minimum regulatory ratio plus the additional accumulation of a capital conservation buffer (2.5%p), a domestic systemically important bank (“D-SIB”) buffer (1.0%p), and a countercyclical capital buffer (2.5%p). The countercyclical capital buffer may be imposed up to a maximum of 2.5%p during periods of excessive credit growth. In Korea, the countercyclical capital buffer requirement was increased from 0%p to 1%p effective May 1, 2024. Accordingly, as of December 31, 2025, the BIS capital ratio additionally required to enhance loss-absorbing capacity is 12.5%, which reflects the application of the capital conservation buffer (2.5%p), the D-SIB buffer (1.0%p), and the countercyclical capital buffer (1.0%p).

The Basel III capital ratio refers to an internationally harmonized standard for capital adequacy regulation established under the “International Convergence of Capital Measurement and Capital Standards” issued by the Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”). The ratio is calculated as:

(Common Equity Tier 1 capital (net of regulatory deductions) + Additional Tier 1 capital + Tier 2 capital) ÷ Risk-weighted assets

Common Equity Tier 1 capital is the first line of capital available to absorb losses of a financial holding company and ranks last in priority upon liquidation. It is not redeemable prior to liquidation and consists of capital stock, capital surplus, retained earnings, and other components. Additional Tier 1 capital consists of perpetual capital instruments that meet certain regulatory requirements. Tier 2 capital consists of capital instruments that are available to absorb losses upon liquidation, subject to specific regulatory criteria. Regulatory deduction items are assets or capital items held by the Group that do not contribute to loss-absorbing capacity and, unless otherwise specified, are deducted from Common Equity Tier 1 capital.

The Basel III capital ratios of the Group as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Capital:
Common Equity Tier 1 capital	~~W~~	47,115,338	44,562,500
Additional tier 1 capital		5,890,967	5,824,082
Total Tier I capital		53,006,305	50,386,582
Tier II capital		3,254,292	3,516,787
Total capital (A)	~~W~~	56,260,597	53,903,369

Total risk-weighted assets (B)	~~W~~	352,907,638	342,375,264

Total capital ratio (A/B)		15.94%	15.74%
Tier 1 capital ratio		15.02%	14.72%
Common Equity Tier 1 capital ratio		13.35%	13.02%

(*) As of December 31, 2025, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS capital regulation system and the capital ratios as of that date are provisional.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd.

i) Overview of the insurance risk

i-1) Insurance risk

Insurance risk is the likelihood that insured events occur and the uncertainty of the total amount and timing of claims for the insured events occurred. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated insurance liability. This risk can occur for the following reasons:

① Frequency risk: a possibility that the number of occurrences of the insured event is different from the expected number

② Severity risk: a possibility that the cost of an incident may be different from the expected cost level

By experience, when there is more similar insurance or they are more diversified, the less likely it is that abnormal effects from some contracts will occur. Shinhan Life Insurance Co., Ltd. takes this into account when underwriting contracts and strives to form a sufficiently large and diversified group of contracts.

Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes.

If the insurance contract covers death, a catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits, etc. And if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in residential areas of policy holders.

Insurance accidents in life insurance include not only the death of the policyholder (insured) but also their survival, disability, and hospitalization.

Shinhan Life Insurance Co., Ltd. basically classifies its insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the group or organization. Group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured's death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance in which life insurance and survival insurance are mixed.

Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest accreted rate linked , and variable types by the applying term structures of interest types.

In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, Shinhan Life Insurance Co., Ltd. assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but Shinhan Life Insurance Co., Ltd. assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

i) Overview of the insurance risk (continued)

i-1) Insurance risk and reinsurance (continued)

Shinhan Life Insurance Co., Ltd. uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.

1
Acceptance strategy

Acceptance strategy means diversifying the type of risk or the level of claims from that are accepted insurance policies. For example, Shinhan Life Insurance Co., Ltd. can balance mortality and survival risks. In addition, the selection of policyholders through regular health check-ups is one of the major acceptance strategies.

2
Reinsurance strategy

The risk of reinsurance contracts held to Shinhan Life Insurance Co., Ltd. is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by Shinhan Life Insurance Co., Ltd. shall be determined by considering its assets, contract conditions, risk level, and technology for selecting the contract.

Insurance risk can also be affected by the policyholder's right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder's actions and decisions. Shinhan Life Insurance Co., Ltd.’s insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about Shinhan Life Insurance Co., Ltd.’s insurance liabilities.

ii) Insurance risk management policy

ii -1) Measurement of Insurance Risk

Unlike other financial instruments, life insurance companies' insurance policies have the characteristics of long-term contracts, which can be exposed to insurance risk that may arise due to an increase in actual claim payments than the risk rate determined at the time of development of the product and interest rate risk that may arise due to differences in interest rates and maturities between insurance liabilities and asset management.

The purpose of Shinhan Life Insurance Co., Ltd.’s risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.

Shinhan Life Insurance Co., Ltd. divides insurance risks arising from life insurance contracts into six sub-risks: death risk, longevity risk, disability and illness risk, cancellation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk is measured on assets and liabilities that may directly or indirectly cause loss to Shinhan Life Insurance Co., Ltd. in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.

The shock scenario method, one of the insurance risk measurement methods, is a method of calculating the amount of change in net asset value when applying a scenario in which the basic assumptions used for market valuation of assets or liabilities change. On the other hand, the risk coefficient method is a method that calculates the amount by multiplying a specific exposure by a specified risk coefficient, and is suitable for risk amounts that have short maturity or do not have large changes in net asset value during market valuation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ii) Insurance risk management policy (continued)

ii -1) Measurement of Insurance Risk (continued)

In addition, Shinhan Life Insurance Co., Ltd. calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk, reflecting the correlation coefficient between the sub-risks.

ii -2) Insurance risk management organization and management method

Shinhan Life Insurance Co., Ltd. measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, Shinhan Life Insurance Co., Ltd. establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, Shinhan Life Insurance Co., Ltd. supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.

In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.

Management methods by risk type are as follows:

-
Insurance risk management

Shinhan Life Insurance Co., Ltd. develops insurance products with proper profitability by setting the profitability guidelines from the time of product development, establishes and operates the acceptance policy to prevent reverse selection, running the claim-screening policy to make claim payments.

-
Interest rate risk management

Shinhan Life Insurance Co., Ltd. establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. Shinhan Life Insurance Co., Ltd. also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities, and sets a viable portfolio as a guideline every year to allocate and manage assets.

-
Liquidity risk management

Shinhan Life Insurance Co., Ltd. reviews and manages the amount of claims paid insurance and liquid assets periodically.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

iii) Korean Insurance Capital Standard(K-ICS)

K-ICS is an equity capital system that precisely evaluates risk and financial soundness by evaluating the assets and liabilities of insurance companies to market so that they can be applied under the financial statements prepared in accordance with K-IFRS 1117 on insurance contracts. To maintain consistency in mark-to-market valuation and ensure consistency with international capital regulations, the supervisory authorities introduced K-ICS based on mark-to-market valuation, which improves the quality of insurance companies' capital by calculating available and required capital in line with economic substance. This is a system designed to encourage improvement and strengthen risk management.

With the introduction of K-ICS, the supervisory authorities have established standards for preparing a financial position statement based on soundness supervision standards to separately calculate assets and liabilities that meet the purpose of supervision and at the same time substantially reflect the risks of insurance companies. In the K-ICS, the available capital, or solvency amount, is measured based on the basic capital and supplementary capital classified by the loss absorption capacity of the net asset amount in the statement of financial position based on soundness supervision standards evaluated at market price, and there are some restrictions on loss compensation. Supplementary capital, defined as having, can be reflected in the solvency amount up to 50% of the required capital. In addition, the required capital under the K-ICS, that is, the solvency standard amount, refers to the amount of potential losses that may occur in the insurance company over the next year. Specifically, the K-ICS divides the risks exposed due to insurance contract underwriting and asset management into five risks: life and long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk, and operational risk. Under the 99.5% confidence level, the solvency standard amount is required to be measured by calculating the maximum loss that can occur over the next year using the shock scenario method.

Under the K-ICS, the solvency ratio is calculated by dividing the solvency amount by the solvency standard amount. If the insurance company's solvency ratio is less than 100%, it indicates that the solvency standard amount measured by the potential loss amount cannot be covered with capital, which means that the insurance company's capital soundness has become poor, and the supervisory authority must comply with the Regulations on Supervision of Insurance Business. Accordingly, insurance companies with a solvency ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

iv) Financial risks related to insurance contracts

Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:

iv-1) Credit risk

Credit risk refers to the risk of loss resulting from the borrower's failure to repay a loan or meet contractual obligations. Shinhan Life Insurance Co., Ltd.’s reinsurance assets are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.

iv-2) Interest rate risk

Interest rate risk means the risk that arises when Shinhan Life Insurance Co., Ltd.’s financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities. Shinhan Life Insurance Co., Ltd. manages matched assets and liabilities for each portfolio to minimize the impact of mismatches between assets and liabilities caused by interest rate fluctuations, thus reducing the risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

iv) Financial risks related to insurance contracts (continued)

iv-3) Liquidity risk

Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of Shinhan Life Insurance Co., Ltd.’s liabilities and discretionary participation features, are factors used to determine the level of risk associated with Shinhan Life Insurance Co., Ltd.’s liquidity.

The purpose of Shinhan Life Insurance Co., Ltd.’s management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. Shinhan Life Insurance Co., Ltd.’s main liquidity risk management methods are as follows:

- Regularly inspect and manage the amount of insurance payments and liquid assets

- Maintain and manage a portfolio comprised of assets that can be relatively easily liquidated in preparation for unexpected disruptions in financing.

- Monitoring liquidity ratios by running liquidity stress tests

- Establishment of asset liability management strategy considering insurance contract liability cash flow

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

iv) Financial risks related to insurance contracts (continued)

iv-4) Market risk

Market risk refers to the risk of loss arising when Shinhan Life Insurance Co., Ltd.’s financial position fluctuates unfavorably due to adverse price fluctuations such as stock prices and exchange rates. Shinhan Life Insurance Co., Ltd. carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

v) Concentration of Insurance Risk

v-1) The concentration of insurance risks by region as of December 31, 2025 and December 31, 2024 are as follows:

		December 31, 2025
		Insurance contracts			Reinsurance contracts	Total
		Participating	Non-participating	Variable
Domestic	~~W~~	4,959,061	29,808,665	5,591,163	53,048	40,411,937
International		-	(849)	-	-	(849)
	~~W~~	4,959,061	29,807,816	5,591,163	53,048	40,411,088

		December 31, 2024
		Insurance contracts			Reinsurance contracts	Total
		Participating	Non-participating	Variable
Domestic	~~W~~	5,200,167	31,160,425	4,834,945	345,177	41,540,714
International		-	(1,341)	-	-	(1,341)
	~~W~~	5,200,167	31,159,084	4,834,945	345,177	41,539,373

v-2) The amount of currency insurance liabilities (based on the fulfilment cash flows) as of December 31, 2025 and December 31, 2024 are as follows:

	December 31, 2025		December 31, 2024
	Foreign currency amount	KRW converted amount	Foreign currency amount	KRW converted amount
Foreign currency insurance contract liabilities:
USD (thousand)	279,946	401,695	168,209	247,267
EUR (thousand)	110	185	119	182
VND (million)	(15,540)	(849)	(23,242)	(1,341)
		401,031		246,108

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk

The impacts of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2025 and 2024 are as follows:

vi -1) Participating insurance contracts

			December 31, 2025
			Base amount and base amount after change		Profit and capital impact (before tax)
	Sensitivity (*2)		Fulfilment cash flows (*3)	Contractual service margin	Profit (loss) (*4)	Other comprehensive income
Base amount		~~W~~	4,738,480	130,865	-	-
Mortality rate	Increased by 3.27%		4,732,654	127,293	9,398	(1,887)
Disability and illness (fixed compensation)	Increased by 3.40%		4,742,230	126,951	165	115
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		4,738,480	130,865	-	-
lapse rate (increase)	Increased by 9.16%		4,726,618	130,294	12,433	(6,606)
lapse rate (decrease)	Decreased by 9.16%		4,750,500	131,545	(12,700)	6,861
Operating expense (level)	Increased by 2.62%		4,743,228	128,161	(2,044)	611
Operating expense (inflation)	Increased by 0.26%p

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk (continued)

The impacts of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2025 and December 31, 2024 are as follows (continued):

vi -1) Participating insurance contracts (continued)

			December 31, 2024
			Base amount and base amount after change		Profit and capital impact (before tax)
	Sensitivity (*2)		Fulfilment cash flows (*3)	Contractual service margin	Profit (loss) (*4)	Other comprehensive income
Base amount		~~W~~	4,979,280	118,533	-	-
Mortality rate	Increased by 3.27%		4,974,196	114,164	9,453	(1,895)
Disability and illness (fixed compensation)	Increased by 3.40%		4,984,691	113,928	(806)	124
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		4,979,280	118,533	-	-
lapse rate (increase)	Increased by 9.16%		4,963,981	120,301	13,532	(5,710)
lapse rate (decrease)	Decreased by 9.16%		4,994,968	116,666	(13,820)	5,949
Operating expense (level)	Increased by 2.62%		4,984,797	115,214	(2,197)	484
Operating expense (inflation)	Increased by 0.26%p

(*1) This amount is presented before reflecting the effects of reinsurance.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4) The profit (loss) for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk (continued)

The impacts of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2025 and December 31, 2024 are as follows (continued):

vi -2) Non-participating insurance contracts

			December 31, 2025
			Base amount and base amount after change		Profit and capital impact (before tax)
	Sensitivity (*2)		Fulfilment cash flows (*3)	Contractual service margin	Profit (loss) (*4)	Other comprehensive income
Base amount		~~W~~	28,288,556	7,199,651	-	-
Mortality rate	Increased by 3.27%		28,406,579	7,081,232	397	(2,440)
Disability and illness (fixed compensation)	Increased by 3.40%		29,032,742	6,553,779	(98,314)	41,408
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		28,288,556	7,199,651	-	-
lapse rate (increase)	Increased by 9.16%		29,032,371	6,475,155	(19,318)	(78,503)
lapse rate (decrease)	Decreased by 9.16%		27,470,393	8,000,387	17,427	82,187
Operating expense (level)	Increased by 2.62%		28,487,259	7,007,703	(6,755)	15,146
Operating expense (inflation)	Increased by 0.26%p

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk (continued)

The impacts of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2025 and December 31, 2024 are as follows (continued):

vi -2) Non-participating insurance contracts (continued)

			December 31, 2024
			Base amount and base amount after change		Profit and capital impact (before tax)
	Sensitivity (*2)		Fulfilment cash flows (*3)	Contractual service margin	Profit (loss) (*4)	Other comprehensive income
Base amount		~~W~~	29,627,853	6,969,672	-	-
Mortality rate	Increased by 3.27%		29,749,337	6,848,600	(411)	(9,443)
Disability and illness (fixed compensation)	Increased by 3.40%		30,300,967	6,324,390	(27,831)	14,386
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		29,627,853	6,969,672	-	-
lapse rate (increase)	Increased by 9.16%		30,338,377	6,275,939	(16,791)	(89,404)
lapse rate (decrease)	Decreased by 9.16%		28,845,362	7,734,641	17,522	98,708
Operating expense (level)	Increased by 2.62%		29,820,711	6,782,260	(5,446)	8,158
Operating expense (inflation)	Increased by 0.26%p

(*1) This amount is presented before reflecting the effects of reinsurance.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4) The profit (loss) for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk (continued)

The impacts of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2025 and December 31, 2024 are as follows (continued):

vi -3) Variable insurance contracts

			December 31, 2025
			Base amount and base amount after change		Profit and capital impact (before tax)
	Sensitivity (*2)		Fulfilment cash flows (*3)	Contractual service margin	Profit (loss) (*4)	Other comprehensive income
Base amount		~~W~~	5,528,259	223,218	-	-
Mortality rate	Increased by 3.27%		5,542,000	218,227	(8,750)	2,058
Disability and illness (fixed compensation)	Increased by 3.40%		5,553,328	218,469	(20,320)	2,632
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		5,528,259	223,218	-	-
lapse rate (increase)	Increased by 9.16%		5,585,976	190,331	(24,830)	(9,064)
lapse rate (decrease)	Decreased by 9.16%		5,464,450	278,118	8,909	9,826
Operating expense (level)	Increased by 2.62%		5,541,523	216,204	(6,250)	1,203
Operating expense (inflation)	Increased by 0.26%p

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk (continued)

The impacts of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2025 and December 31, 2024 are as follows (continued):

vi -3) Variable insurance contracts (continued)

			December 31, 2024
			Base amount and base amount after change		Profit and capital impact (before tax)
	Sensitivity (*2)		Fulfilment cash flows (*3)	Contractual service margin	Profit (loss) (*4)	Other comprehensive income
Base amount		~~W~~	4,773,118	135,908	-	-
Mortality rate	Increased by 3.27%		4,788,129	128,304	(7,407)	1,386
Disability and illness (fixed compensation)	Increased by 3.40%		4,797,541	129,336	(17,851)	1,666
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		4,773,118	135,908	-	-
lapse rate (increase)	Increased by 9.16%		4,824,350	106,919	(22,243)	(9,536)
lapse rate (decrease)	Decreased by 9.16%		4,716,553	190,190	2,282	10,428
Operating expense (level)	Increased by 2.62%		4,786,747	127,067	(4,787)	981
Operating expense (inflation)	Increased by 0.26%p

(*1) This amount is presented before reflecting the effects of reinsurance.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4) The profit (loss) for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk (continued)

The impacts of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2025 and December 31, 2024 are as follows (continued):

vi -4) After reflecting the effects of reinsurance

			December 31, 2025
			Base amount and base amount after change		Profit and capital impact (before tax)
	Sensitivity (*2)		Fulfilment cash flows (*3)	Contractual service margin	Profit (loss) (*4)	Other comprehensive income
Base amount		~~W~~	38,727,725	7,062,840	-	-
Mortality rate	Increased by 3.27%		38,845,670	6,943,850	1,045	(2,160)
Disability and illness (fixed compensation)	Increased by 3.40%		39,445,049	6,463,985	(118,469)	41,920
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		38,727,725	7,062,840	-	-
lapse rate (increase)	Increased by 9.16%		39,477,221	6,345,060	(31,715)	(92,695)
lapse rate (decrease)	Decreased by 9.16%		37,900,620	7,876,309	13,636	97,419
Operating expense (level)	Increased by 2.62%		38,944,441	6,861,174	(15,050)	16,960
Operating expense (inflation)	Increased by 0.26%p

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk (continued)

The impacts of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2025 and December 31, 2024 are as follows (continued):

vi -4) After reflecting the effects of reinsurance (continued)

			December 31, 2024
			Base amount and base amount after change		Profit and capital impact (before tax)
	Sensitivity (*2)		Fulfilment cash flows (*3)	Contractual service margin	Profit (loss) (*4)	Other comprehensive income
Base amount		~~W~~	39,819,864	6,869,326	-	-
Mortality rate	Increased by 3.27%		39,946,680	6,740,875	1,635	8,702
Disability and illness (fixed compensation)	Increased by 3.40%		40,478,965	6,256,714	(46,488)	34,285
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		39,819,864	6,869,326	-	-
lapse rate (increase)	Increased by 9.16%		40,533,222	6,181,469	(25,501)	(86,772)
lapse rate (decrease)	Decreased by 9.16%		39,031,830	7,651,376	5,984	133,903
Operating expense (level)	Increased by 2.62%		40,031,868	6,669,753	(12,430)	9,624
Operating expense (inflation)	Increased by 0.26%p

(*1) This amount represents the combined total of participating, non-participating, and variable insurance contracts.

(*2) The risk adjustment is calculated at the 75% confidence level.

(*3) The risk adjustment included in the fulfilment cash flows was calculated without shock.

(*4) The profit (loss) for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vii) Credit risk arising from insurance contracts

The amounts of the reinsurance contracts held, which are an asset according to risk level, as of December 31, 2025 and December 31, 2024 are as follows:

		December 31, 2025		December 31, 2024
		Reinsurance residual coverage assets	Reinsurance incident assets	Reinsurance residual coverage assets	Reinsurance incident assets
AA+ ~ AA-	~~W~~	335,136	20,462	-	146

viii) Interest rate risk arising from insurance contracts

The impacts of exposure to interest rate risk and interest rate changes on profit or loss and equity as of December 31, 2025 and December 31, 2024 are as follows:

viii-1) Interest rate risk exposure

		December 31, 2025	December 31, 2024
Exposure to financial products measured at fair value (*1)	~~W~~	47,717,387	48,843,348
Exposure to insurance contracts (*2)
Participating		4,738,480	4,979,280
Non-participating		28,289,432	29,628,025
Variable		5,528,259	4,773,118
Others		172,430	439,613
		38,728,601	39,820,035
Net exposure (financial products - insurance contracts)	~~W~~	8,988,786	9,023,312

(*1) It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).

(*2) It is the total amount excluding the contractual service margin from the remaining coverage components of insurance contract liabilities and reinsurance contract assets (liabilities).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

viii) Interest rate risk arising from insurance contracts (continued)

The impacts of exposure to interest rate risk and interest rate changes on profit or loss and equity as of December 31, 2025 and December 31, 2024 are as follows (continued):

viii-2) Interest rate risk sensitivity

		December 31, 2025		December 31, 2024
		Profit or loss	Equity	Profit or loss	Equity
100 bp Increase
Insurance contracts (*1)
Participating	~~W~~	-	509,420	-	539,618
Non-participating		-	4,535,425	-	3,772,927
Variable		-	21,308	-	44,699
	~~W~~	-	5,066,153	-	4,357,244

Reinsurance contracts (*1)		-	255,489	-	50,365
Financial assets (*2)	~~W~~	(26,466)	(4,736,892)	(35,934)	(4,777,699)

100 bp Decrease
Insurance contracts (*1)
Participating	~~W~~	-	(620,972)	-	(658,212)
Non-participating		-	(5,802,811)	-	(5,332,780)
Variable		-	(60,875)	-	(82,742)
	~~W~~	-	(6,484,658)	-	(6,073,734)

Reinsurance contracts (*1)		-	(308,842)	-	(59,948)
Financial assets (*2)	~~W~~	26,563	5,800,791	35,934	5,837,965

(*1) This is the impact on capital (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.

(*2) These sensitivities are calculated for assets related to insurance contracts, excluding variable annuities and savings products. The effect on profit or loss represents changes in the fair value of financial assets measured at FVTPL, while the effect on equity represents changes in the fair value of financial assets measured at FVOCI.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ⅸ) Equity risk arising from insurance contracts

The impact of changes in equity prices on profit or loss and equity as of December 31, 2025 and 2024 is as follows:

		December 31, 2025		December 31, 2024
		Profit or loss	Equity	Profit or loss	Equity
100 bp Increase
Insurance contracts
Participating	~~W~~	-	-	-	-
Non-participating		-	-	-	-
Variable		(255,595)	-	(193,578)	-
	~~W~~	(255,595)	-	(193,578)	-

Reinsurance contracts		-	-	-	-
Financial assets	~~W~~	255,595	-	193,578	-

100 bp Decrease
Insurance contracts
Participating	~~W~~	-	-	-	-
Non-participating		-	-	-	-
Variable		255,595	-	193,578	-
	~~W~~	255,595	-	193,578	-

Reinsurance contracts		-	-	-	-
Financial assets	~~W~~	(255,595)	-	(193,578)	-

(*) The analysis is performed for assets related to variable annuity and savings insurance contracts subject to the Variable Fee Approach. The effect on profit or loss represents changes in the fair value of financial assets measured at FVTPL.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ⅹ) Liquidity risk arising from insurance contracts

The maturity analysis of undiscounted remaining contractual cash flows as of December 31, 2025 and December 31, 2024 is as follow:

This amount does not include matters relating to remaining coverage liabilities (insurance contracts and reinsurance contracts) measured under the premium allocation approach.

		December 31, 2025
		Less than or equal to 1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contracts
Participating:
Cash Inflow	~~W~~	34,397	25,425	20,141	16,443	13,515	63,988	173,909
Cash Outflow		(240,847)	(253,700)	(255,690)	(258,371)	(261,112)	(8,042,439)	(9,312,159)
		(206,450)	(228,275)	(235,549)	(241,928)	(247,597)	(7,978,451)	(9,138,250)
Non-participating:
Cash Inflow		6,331,260	5,662,522	5,010,684	4,358,197	3,771,019	51,088,737	76,222,419
Cash Outflow		(5,068,663)	(4,871,804)	(4,780,238)	(4,705,099)	(4,437,033)	(134,903,633)	(158,766,470)
		1,262,597	790,718	230,446	(346,902)	(666,014)	(83,814,896)	(82,544,051)
Variable:
Cash Inflow		437,302	361,966	297,826	249,995	213,177	2,158,311	3,718,577
Cash Outflow		(948,429)	(855,175)	(765,759)	(669,433)	(604,609)	(8,817,026)	(12,660,431)
		(511,127)	(493,209)	(467,933)	(419,438)	(391,432)	(6,658,715)	(8,941,854)
		545,020	69,234	(473,036)	(1,008,268)	(1,305,043)	(98,452,062)	(100,624,155)

Reinsurance contracts
Cash Inflow		322,122	302,044	286,274	278,232	271,893	9,694,621	11,155,186
Cash Outflow		(347,205)	(334,989)	(321,136)	(312,211)	(305,518)	(9,388,316)	(11,009,375)
		(25,083)	(32,945)	(34,862)	(33,979)	(33,625)	306,305	145,811
Total (including variable insurance contracts)		519,937	36,289	(507,898)	(1,042,247)	(1,338,668)	(98,145,757)	(100,478,344)
Total (excluding variable insurance contracts)	~~W~~	1,031,064	529,498	(39,965)	(622,809)	(947,236)	(91,487,042)	(91,536,490)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ⅹ) Liquidity risk arising from insurance contracts (continued)

		December 31, 2024
		Less than or equal to 1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contracts
Participating:
Cash Inflow	~~W~~	43,374	33,437	24,916	19,959	16,437	106,215	244,338
Cash Outflow		(240,206)	(228,226)	(232,215)	(241,157)	(240,783)	(8,645,374)	(9,827,961)
		(196,832)	(194,789)	(207,299)	(221,198)	(224,346)	(8,539,159)	(9,583,623)
Non-participating:
Cash Inflow		5,582,811	4,840,753	4,361,203	3,863,416	3,314,013	47,454,014	69,416,210
Cash Outflow		(5,750,906)	(4,300,951)	(4,353,876)	(4,074,145)	(4,294,566)	(124,429,513)	(147,203,957)
		(168,095)	539,802	7,327	(210,729)	(980,553)	(76,975,499)	(77,787,747)
Variable:
Cash Inflow		482,531	402,250	334,537	279,308	237,124	2,351,146	4,086,896
Cash Outflow		(916,187)	(783,304)	(709,458)	(636,965)	(559,272)	(8,181,229)	(11,786,415)
		(433,656)	(381,054)	(374,921)	(357,657)	(322,148)	(5,830,083)	(7,699,519)
		(798,583)	(36,041)	(574,893)	(789,584)	(1,527,047)	(91,344,741)	(95,070,889)

Reinsurance contracts
Cash Inflow		225,165	216,544	209,995	207,721	207,575	8,223,398	9,290,398
Cash Outflow		(244,930)	(237,756)	(230,883)	(227,262)	(226,934)	(9,123,146)	(10,290,911)
		(19,765)	(21,212)	(20,888)	(19,541)	(19,359)	(899,748)	(1,000,513)
Total (including variable insurance contracts)		(818,348)	(57,253)	(595,781)	(809,125)	(1,546,406)	(92,244,489)	(96,071,402)
Total (excluding variable insurance contracts)	~~W~~	(384,692)	323,801	(220,860)	(451,468)	(1,224,258)	(86,414,406)	(88,371,883)

As of December 31, 2025 and 2024, the amount to be paid upon request by the contractor of insurance contracts issued by Shinhan Life Insurance Co., Ltd. is ~~W~~ 56,064,811 million and ~~W~~ 53,227,935 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ⅺ) Claims development

The amounts of claims development as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
Progress year		Year of incident
		2021	2022	2023	2024	2025	Total
Undiscounted estimate of ultimate loss	~~W~~	1,069,793	1,106,219	1,154,705	1,232,242	1,419,726	5,982,685
Paid claims:
Current year		832,601	857,694	896,770	952,706	1,098,335	4,638,106
1 year after		187,431	194,972	201,175	220,039	-	803,617
2 years after		27,435	27,703	30,697	-		85,835
3 years after		12,000	15,032	-			27,032
4 years after		4,859	-				4,859
Cumulative paid claims	~~W~~	1,064,326	1,095,401	1,128,642	1,172,745	1,098,335	5,559,449
The difference between the estimated ultimate loss and paid claims		5,467	10,818	26,063	59,497	321,391	423,236
Discount effect		-					(12,313)
Future loss adjustment expenses							9,205
Reported but unpaid claims							1,366,616
Risk adjustment for non-financial risks							15,973
Reinsurance effect							(119,384)
Total liabilities for incurred claims	~~W~~						1,683,333

		December 31, 2024
Progress year		Year of incident
		2020	2021	2022	2023	2024	Total
Undiscounted estimate of ultimate loss	~~W~~	959,974	1,070,850	1,104,112	1,152,207	1,233,110	5,520,253
Paid claims:
Current year		746,984	833,427	857,650	896,474	957,713	4,292,248
1 year after		166,072	187,415	195,026	202,132	-	750,645
2 years after		23,751	27,433	27,763	-		78,947
3 years after		13,248	12,079	-			25,327
4 years after		4,849	-				4,849
Cumulative paid claims	~~W~~	954,904	1,060,354	1,080,439	1,098,606	957,713	5,152,016
The difference between the estimated ultimate loss and paid claims		5,070	10,496	23,673	53,601	275,397	368,237
Discount effect		-					(11,011)
Future loss adjustment expenses							7,316
Reported but unpaid claims							1,436,530
Risk adjustment for non-financial risks							14,041
Reinsurance effect							(94,435)
Total liabilities for incurred claims	~~W~~						1,720,678

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(b) Overview of the insurance risk – Shinhan EZ General Insurance Co., Ltd.

i) Overview of insurance risks

Insurance risk is defined as the risk that arises in connection with the underwriting of insurance contracts and payment of claims, which are the unique tasks of an insurance company, and is managed by dividing it into long-term non-life insurance risk and general non-life insurance risk.

Long-term non-life insurance risk refers to the risk of loss due to risk factors that may arise in a long-term non-life insurance contract and is divided and measured into death risk, longevity risk, disability and illness risk, property/other risk, operating expense risk, project cost risk, and catastrophe risk. General non-life insurance risk refers to the risk of loss due to risk factors that may arise in general non-life insurance contracts and is measured by dividing it into insurance price risk, reserve risk, and catastrophe risk.

i-1) Long-term non-life insurance risk

Mortality risk and longevity risk refer to the risk of unexpected losses related to the death of the policyholder and are measured by the risk of a decrease in net asset value due to changes in the mortality level.

Disability and illness risk is the risk of unexpected losses related to the policyholder's disability or illness and is measured as the risk of a decrease in net asset value due to changes in the risk level of disability and illness coverage.

Property and other risks are the risk of unexpected losses related to property, costs, compensation, and other collateral, and are measured as the risk of a decrease in net asset value due to changes in the risk level of property, costs, compensation, and other collateral.

Cancellation risk refers to the risk of unexpected losses due to the policyholder's exercise of options, such as contract termination or early withdrawal, and is measured by the risk of a decrease in net asset value due to changes in the policyholder's option exercise rate or group termination of policyholders.

Operating expense risk includes the risk arising from changes in spending due to inflation and the level of future costs related to insurance contract costs. Costs related to insurance contracts include all cost items except allowances.

Catastrophe risk refers to the risk of potential loss due to extreme or exceptional risks (e.g. epidemic disease, major accident, etc.) that are not considered in the risk of death.

i-2) General non-life insurance risk

Insurance price risk refers to the risk resulting from uncertainty related to the timing, frequency, and severity of future insured events.

Reserve risk refers to the risk that the reserve liability accumulated to pay insurance claims for insurance events that have occurred in the relevant contract will not cover the insurance claims to be paid in the future.

Catastrophe risk refers to the risk of potential loss due to extreme or exceptional risks (natural disasters, major accidents, major guarantees, etc.) that are not considered in insurance prices and reserve risks.

ii) Measurement and management of insurance risk

ii-1) Measurement of insurance risk

Shinhan EZ General Insurance Co., Ltd. measures general and long-term insurance risks through the solvency amount and the statutory solvency amount calculation criteria under the Detailed Enforcement Rules of the Insurance Business Supervisory Regulations and operates related risk management policies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Insurance Risk (continued)

(b) Overview of the insurance risk – Shinhan EZ General Insurance Co., Ltd. (continued)

ii) Measurement and management of insurance risk (continued)

ii-2) Insurance risk management organization and management method

Shinhan EZ General Insurance Co., Ltd. determines an insurance risk permissible limit every year, monitors compliance with the limit, and executes in accordance with predetermined countermeasures when the insurance risk exceeds the limit. In addition, underwriting guidelines, retention, and reinsurance strategies are established and operated so that risks can be retained at an appropriate level for each type of insurance.

ii-3) Claims development

In accordance with K-IFRS No. 1117, Shinhan EZ General Insurance Co., Ltd. considers that the frequency and severity of future claims may be more adverse than those reflected in the risk adjustment assumptions when estimating insured events. In general, uncertainty related to insurance claims and costs due to an insured event is greatest when the accident is in its early stages, and as the year of the accident progresses, the uncertainty of the final claims and costs decreases.

ii-4) Sensitivity to insurance risk

Shinhan EZ General Insurance Co., Ltd. manages insurance risks through sensitivity analysis based on cancellation rates, loss ratios, and operating expense rates that are judged to have a significant impact on the amount, timing, and uncertainty of the insurer's future cash flows.

ii-5) Liquidity risk arising from insurance contracts

Liquidity risk arising from insurance contracts may result in the inability to respond to payment demands due to inconsistencies in the operation of funds and the procurement period and amount, or incur losses due to the procurement of high-interest funds or unfavorable sales of held assets to resolve fund shortages. It means there is a risk. Shinhan EZ General Insurance Co., Ltd. monitors liquidity ratios to manage liquidity risk.

ii-6) Credit risk arising from insurance contracts

Credit risk arising from an insurance contract refers to the possibility of economic loss that may occur if the reinsurer, the counterparty to the transaction, is unable to fulfil its obligations specified in the contract due to default or deterioration of credit rating. Shinhan EZ General Insurance Co., Ltd. transacts as a reinsurer with high-quality insurance companies that have been given a rating of BBB- or higher by S&P or an equivalent rating through strict internal review.

ii-7) Interest rate risk arising from insurance contracts

Interest rate risk exposed to Shinhan EZ General Insurance Co., Ltd. 's insurance contracts is the risk of unexpected losses arising from changes in net interest income or net asset value depending on changes in interest rates. The consolidated entity manages this to minimize unexpected losses arising from interest rate changes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

7. Investment in subsidiaries

(a) The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2025 and 2024 is as follows:

		December 31, 2025			December 31, 2024
Investees (*1), (*2)		Total Assets	Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Shinhan Financial Group (separate)	~~W~~	37,793,827	11,458,367	26,335,460	37,672,303	11,324,128	26,348,175
Shinhan Bank		596,967,318	558,513,573	38,453,745	556,691,161	519,926,426	36,764,735
Shinhan Card Co., Ltd.		43,186,732	34,686,850	8,499,882	44,137,094	35,860,198	8,276,896
Shinhan Securities Co., Ltd.		54,077,820	48,280,415	5,797,405	49,026,790	43,532,326	5,494,464
Shinhan Life Insurance Co., Ltd.		59,661,505	53,455,107	6,206,398	59,843,268	52,802,301	7,040,967
Shinhan Capital Co., Ltd.		12,482,497	10,166,788	2,315,709	12,512,659	10,259,145	2,253,514
Jeju Bank		8,019,927	7,372,657	647,270	7,444,771	6,854,663	590,108
Shinhan Asset Management Co., Ltd.		381,311	87,974	293,337	503,319	186,991	316,328
SHC Management Co., Ltd.		10,480	-	10,480	10,325	-	10,325
Shinhan DS		131,276	64,456	66,820	139,322	76,603	62,719
Shinhan Savings Bank		2,982,788	2,603,718	379,070	2,879,145	2,512,348	366,797
Shinhan Asset Trust Co., Ltd.		881,518	564,731	316,787	775,844	471,890	303,954
Shinhan Fund Partners Co., Ltd		112,911	23,555	89,356	122,507	22,580	99,927
Shinhan REITs Management Co., Ltd.		83,488	7,920	75,568	82,781	12,640	70,141
Shinhan Venture Investment Co., Ltd.		192,749	103,912	88,837	176,165	90,967	85,198
Shinhan EZ General Insurance Co., Ltd.		361,063	185,342	175,721	289,867	178,573	111,294

(*1) The summarized financial information of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

7. Investment in subsidiaries (continued)

(b) The summarized income statement information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2025 and 2024 is as follows:

		December 31, 2025			December 31, 2024
Investees (*1), (*2)		Operating Revenue	Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)
Shinhan Financial Group (separate)	~~W~~	2,956,974	2,385,457	2,383,400	2,556,503	1,619,867	1,617,202
Shinhan Bank		39,167,414	3,775,822	3,582,428	47,357,783	3,695,913	4,414,685
Shinhan Card Co., Ltd.		5,892,383	480,205	539,374	6,173,106	575,261	553,274
Shinhan Securities Co., Ltd.		9,646,202	381,605	403,740	11,446,637	179,160	179,829
Shinhan Life Insurance Co., Ltd.		7,816,814	507,708	(149,342)	7,044,374	528,401	(1,056,025)
Shinhan Capital Co., Ltd.		1,125,840	108,273	105,601	1,201,874	116,948	115,203
Jeju Bank		369,561	13,930	9,330	382,121	10,416	12,709
Shinhan Asset Management Co., Ltd.		197,447	56,010	56,209	241,409	66,003	65,512
SHC Management Co., Ltd.		-	155	155	-	274	274
Shinhan DS		331,847	5,343	4,103	331,631	8,756	10,996
Shinhan Savings Bank		245,890	21,533	22,247	255,650	17,855	17,310
Shinhan Asset Trust Co., Ltd.		196,935	19,638	19,590	100,626	(320,601)	(320,675)
Shinhan Fund Partners Co., Ltd.		74,011	17,109	17,158	67,420	15,371	15,310
Shinhan REITs Management Co., Ltd.		18,581	5,417	5,427	26,131	7,688	7,644
Shinhan AI Co., Ltd. (*4)		-	-	-	-	(1,927)	(1,928)
Shinhan Venture Investment Co., Ltd.		46,110	3,789	3,638	45,542	3,776	3,931
Shinhan EZ General Insurance Co., Ltd.		153,298	(32,309)	(35,143)	93,894	(17,403)	(18,035)

(*1) The summarized financial information of the consolidated subsidiaries is based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) This amount includes non-controlling interests.

(*4) Shinhan AI Co., Ltd. was liquidated in the year ended December 31,2024, and the amounts for the year ended December 31, 2024 represent those incurred prior to the liquidation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

7. Investment in subsidiaries (continued)

(c) Change in the scope of consolidation

i) There are no major subsidiaries included in or excluded from the consolidated financial statements for the year ended December 31, 2025.

ii) Changes in consolidated subsidiaries for the year ended December 31, 2024 are as follows:

	Company	Description
Excluded	Shinhan AI Co., Ltd.	Liquidation
	PT Shinhan Asset Management Indonesia	Disposal
	SHINHAN ASSET MGT HK, LIMITED	Liquidation

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

8. Operating segments

(a) Segment information

General descriptions of operating segments as of December 31, 2025 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work
Credit card	Sales of credit cards, short-term and long-term card loan services, installment financing, lease and its accompanying work
Securities	Securities trading, consignment trading, underwriting and its accompanying work
Insurance	Life insurance business, non-life insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and its accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

8. Operating segments (continued)

(b) The operating income (expense) and net income by operating segment for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	9,332,810	1,947,497	572,266	(146,977)	102,274	77,314	(190,728)	11,694,456
Net fees and commission income (expense)		1,051,527	763,885	690,164	(8,814)	22,959	377,488	24,002	2,921,211
Reversal of (provision for) credit loss allowance		(666,420)	(911,601)	(116,592)	(4,840)	(239,571)	(62,605)	(1,336)	(2,002,965)
General and administrative expenses		(4,260,611)	(889,822)	(804,320)	(191,106)	(65,588)	(443,479)	252,426	(6,402,500)
Other income (expense), net		(279,671)	(167,895)	146,960	1,110,751	221,419	325,066	(543,475)	813,155
Operating income (expense)		5,177,635	742,064	488,478	759,014	41,493	273,784	(459,111)	7,023,357

Equity method income (loss)		14,295	12,794	32,636	(2,428)	96,362	8,249	59,317	221,225
Income tax expense		1,250,175	176,969	104,732	280,406	28,266	7,813	(3,871)	1,844,490
Profit for the year	~~W~~	3,685,246	584,711	381,605	475,399	108,273	275,426	(426,141)	5,084,519
Controlling interest	~~W~~	3,684,190	581,251	381,617	475,399	108,273	275,426	(534,595)	4,971,561
Non-controlling interests		1,056	3,460	(12)	-	-	-	108,454	112,958

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

8. Operating segments (continued)

(b) The operating income (expense) and net income by operating segment for the years ended December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	8,988,515	1,931,171	573,375	(135,352)	143,672	92,600	(191,679)	11,402,302
Net fees and commission income (expense)		867,909	934,519	535,910	(4,380)	17,442	336,957	26,517	2,714,874
Reversal of (provision for) credit loss allowance		(425,429)	(917,239)	(136,466)	(6,237)	(151,258)	(375,991)	(654)	(2,013,274)
General and administrative expenses		(3,983,172)	(855,125)	(786,141)	(201,994)	(65,273)	(437,691)	213,156	(6,116,240)
Other income (expense), net		(507,922)	(215,670)	95,227	1,055,611	177,677	548,614	(682,529)	471,008
Operating income (expense)		4,939,901	877,656	281,905	707,648	122,260	164,489	(635,189)	6,458,670

Equity method income (loss)		9,856	(4,053)	(558)	(894)	25,148	(5,453)	(47,868)	(23,822)
Income tax expense		1,040,924	224,731	54,238	193,041	27,044	52,899	(121,955)	1,470,922
Profit for the year	~~W~~	3,610,084	671,506	179,160	510,998	116,948	(124,845)	(405,681)	4,558,170
Controlling interest	~~W~~	3,609,620	668,392	179,157	510,998	116,948	(124,845)	(510,093)	4,450,177
Non-controlling interests		464	3,114	3	-	-	-	104,412	107,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

8. Operating segments (continued)

(c) Net interest income from external customers by segment and inter-segment net interest income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	9,330,010	1,997,682	595,111	(142,326)	119,698	(1,078)	(204,641)	11,694,456
Inter-segment transactions		2,800	(50,185)	(22,845)	(4,651)	(17,424)	78,392	13,913	-
	~~W~~	9,332,810	1,947,497	572,266	(146,977)	102,274	77,314	(190,728)	11,694,456

		December 31, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,987,390	1,997,334	596,982	(129,874)	170,737	1,207	(221,474)	11,402,302
Inter-segment transactions		1,125	(66,163)	(23,607)	(5,478)	(27,065)	91,393	29,795	-
	~~W~~	8,988,515	1,931,171	573,375	(135,352)	143,672	92,600	(191,679)	11,402,302

(*) Consolidated adjustments to net interest income from external customers relate to the fair value measurement of securities and other assets arising from business combination accounting.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

8. Operating segments (continued)

(d) Net fee and commission income from external customers by segment and inter-segment net fees and commission income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fee and commission income from:
External customers	~~W~~	1,087,979	817,107	697,178	1,310	22,216	295,421	-	2,921,211
Inter-segment transactions		(36,452)	(53,222)	(7,014)	(10,124)	743	82,067	24,002	-
	~~W~~	1,051,527	763,885	690,164	(8,814)	22,959	377,488	24,002	2,921,211

		December 31, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fee and commission income from:
External customers	~~W~~	911,057	984,884	541,673	3,561	15,910	257,789	-	2,714,874
Inter-segment transactions		(43,148)	(50,365)	(5,763)	(7,941)	1,532	79,168	26,517	-
	~~W~~	867,909	934,519	535,910	(4,380)	17,442	336,957	26,517	2,714,874

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

8. Operating segments (continued)

(e) Financial information of geographical area

i) Operating income from external customers for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Domestic	~~W~~	5,642,133	5,180,020
Overseas (*)		1,381,224	1,278,650
	~~W~~	7,023,357	6,458,670

(*) Vietnam and Japan are the countries where the related income from external customers are material. As of December 31, 2025, and 2024, operating income recognized for Vietnam amounted to ~~W~~ 332,114 million and ~~W~~ 332,717 million, respectively. For Japan, it amounted to ~~W~~ 256,027 million and ~~W~~ 218,393 million, respectively.

ii) Non-current assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Domestic	~~W~~	9,797,256	10,185,952
Overseas		860,708	419,469
	~~W~~	10,657,964	10,605,421

(*) Non-current assets comprise property and equipment, investment properties, and intangible assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

9. Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Cash	~~W~~	2,882,978	2,296,962
Deposits denominated in Korean won:
Reserve deposits		8,164,072	11,594,266
Time deposits		893,222	2,198,645
Certificate of deposit		19,434	-
Other		4,286,250	3,365,689
		13,362,978	17,158,600
Deposits denominated in foreign currency:
Deposits		16,942,214	14,934,942
Time deposits		3,908,381	3,956,971
Other		2,662,154	2,199,579
		23,512,749	21,091,492

Allowance for credit losses		(16,100)	(21,342)
	~~W~~	39,742,605	40,525,712

(b) Restricted due from banks in accordance with Related Regulations or Acts as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	8,164,072	11,594,266	Article 55 of the Bank of Korea Act
Other		1,727,588	1,978,415	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		9,891,660	13,572,681

Deposits denominated in foreign currency		8,367,341	11,046,189	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	18,259,001	24,618,870

(c) The details of early redemptions of deposits measured at amortized cost during the year ended December 31, 2025 are as follows:

		Carrying amount (*1)	Gain (loss) from redemption (*2)
Installment savings	~~W~~	137,975	1,639
Time deposits		33,186	(6,070)

(*1) The carrying amount includes accrued interest of ~~W~~ 65,737 million.

(*2) During the year ended December 31, 2025, certain installment savings and time deposits were early redeemed due to the issuer’s early termination and the closure of operations, respectively, and were derecognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

10. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Debt instruments:
Governments	~~W~~	8,933,644	8,983,699
Financial institutions		8,572,717	11,127,785
Corporations		15,340,624	12,579,941
Stocks with put option		620,258	691,684
Equity investment with put option		5,737,916	5,483,075
Beneficiary certificates		16,068,876	14,414,681
Commercial papers		8,605,755	9,270,928
CMA		3,694,196	1,613,961
Others (*)		3,530,206	2,840,070
		71,104,192	67,005,824

Equity instruments:
Stocks		4,370,515	2,954,653
Equity investment		5,981	6,680
Others		492,905	135,995
		4,869,401	3,097,328

Gold/silver deposits		623,668	128,297
	~~W~~	76,597,261	70,231,449
Other:
Loans at FVTPL		1,415,254	1,879,946
Due from banks at fair value		40,862	35,450
	~~W~~	78,053,377	72,146,845

(*) As of December 31, 2025 and 2024, restricted deposits for customer deposit claims (trusts) amount to ~~W~~ 2,965,469 million and ~~W~~ 1,731,224 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives

(a) The notional amounts of derivatives outstanding as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	186,552,883	167,805,176
Currency swaps		68,522,136	59,641,567
Currency options		3,410,253	2,182,530
		258,485,272	229,629,273
Exchange traded:
Currency futures		1,982,556	1,534,764
		260,467,828	231,164,037
Interest rates related:
Over the counter:
Interest rate forwards and swaps		65,847,009	57,169,341
Interest rate options		926,000	825,057
		66,773,009	57,994,398
Exchange traded:
Interest rate futures		3,962,031	4,875,687
Interest rate swaps (*)		175,593,544	142,194,805
		179,555,575	147,070,492
		246,328,584	205,064,890
Credit related:
Over the counter:
Credit swaps		5,079,897	4,231,106
Total return swaps		841,964	809,987
		5,921,861	5,041,093
Equity related:
Over the counter:
Equity swaps and forwards		2,811,480	5,975,657
Equity options		2,283,749	2,923,962
		5,095,229	8,899,619
Exchange traded:
Equity futures		1,357,692	1,600,342
Equity options		492,549	452,322
		1,850,241	2,052,664
		6,945,470	10,952,283
Commodity related:
Over the counter:
Commodity swaps and forwards		1,698,190	2,121,686

Exchange traded:
Commodity futures		249,235	172,899
		1,947,425	2,294,585
Hedge:
Currency forwards		3,713,759	4,345,149
Currency swaps		9,059,479	7,993,851
Interest rate forwards and swaps		13,612,757	13,219,417
Equity options		-	18,750
		26,385,995	25,577,167
	~~W~~	547,997,163	480,094,055

(*) The notional amounts of derivatives outstanding that are to be settled in the ‘Central Counter Party (CCP)’system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(b) Fair values of derivatives as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	3,384,263	2,215,089	5,731,971	3,887,398
Currency swaps		1,703,067	2,625,865	2,299,084	3,823,249
Currency options		9,043	18,497	24,230	25,700
		5,096,373	4,859,451	8,055,285	7,736,347
Exchange traded:
Currency futures		107	3,365	1,527	828
		5,096,480	4,862,816	8,056,812	7,737,175
Interest rates related:
Over the counter:
Interest rate forwards and swaps		817,433	754,732	734,284	859,402
Interest rate options		-	29,468	1,157	28,907
		817,433	784,200	735,441	888,309
Exchange traded:
Interest rate futures		1,605	808	2,929	675
		819,038	785,008	738,370	888,984
Credit related:
Over the counter:
Credit swaps		40,643	7,187	40,325	5,208
Total return swaps		458,469	6,510	467,352	4,556
		499,112	13,697	507,677	9,764
Equity related:
Over the counter:
Equity swap and forwards		43,121	48,500	96,841	137,399
Equity options		5,880	17,480	95,173	112,088
		49,001	65,980	192,014	249,487
Exchange traded:
Equity futures		10,401	663	1,228	13,302
Equity options		43,595	24,835	66,177	4,274
		53,996	25,498	67,405	17,576
		102,997	91,478	259,419	267,063
Commodity related:
Over the counter:
Commodity swaps and forwards		11,044	110,854	914	129,833
Exchange traded:
Commodity futures		8,188	8,550	13,704	3,642
		19,232	119,404	14,618	133,475
Hedge:
Currency forwards		18,997	176,304	12,100	213,015
Currency swaps		521,120	344,888	539,015	181,413
Interest rate forwards and swaps		76,974	627,251	151,246	623,702
Equity options		-	-	-	3,941
		617,091	1,148,443	702,361	1,022,071
	~~W~~	7,153,950	7,020,846	10,279,257	10,058,532

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(c) Gains or losses on valuation of derivatives for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	273,413	1,734,704
Currency swaps		(28,745)	(1,739,525)
Currency options		7,388	4,392
		252,056	(429)
Exchange traded:
Currency futures		(3,258)	804
		248,798	375
Interest rates related:
Over the counter:
Interest rate forwards and swaps		187,839	115,234
Interest rate options		1,476	(2,413)
		189,315	112,821
Exchange traded:
Interest rate futures and others		152	2,253
		189,467	115,074
Credit related:
Over the counter:
Credit swaps		(5,507)	44,223
Total return swaps		9,912	-
		4,405	44,223

Equity related:
Over the counter:
Equity swap and forwards		30,008	(61,607)
Equity options		6,807	28,708
		36,815	(32,899)
Exchange traded:
Equity futures		9,935	(12,093)
Equity options		(5,036)	1,085
		4,899	(11,008)
		41,714	(43,907)
Commodity related:
Over the counter:
Commodity swaps and forwards		26,502	(43,643)

Exchange traded:
Commodity futures		(362)	10,062
		26,140	(33,581)

Hedge		(264,572)	242,379
	~~W~~	245,952	324,563

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(d) Gains and losses related to hedge

i) The amounts recognized in profit or loss and the related account categories arising from hedging ineffectiveness of fair value hedges for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Gains and losses on hedged items designated in fair value hedges	Gains and losses on hedging instruments designated as fair value hedges	Hedging ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(120,061)	138,277	18,216
Foreign exchange risk (*1)		278	14,686	14,964
Other price risk (*1)		(4,357)	3,941	(416)
	~~W~~	(124,140)	156,904	32,764

		December 31, 2024
		Gains and losses on hedged items designated in fair value hedges	Gains and losses on hedging instruments designated as fair value hedges	Hedging ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(45,264)	42,787	(2,477)
Foreign exchange risk (*1)		44,094	(46,382)	(2,288)
Other price risk (*1)		(1,548)	1,109	(439)
	~~W~~	(2,718)	(2,486)	(5,204)

(*1) The related account categories are presented in the amounts of interest rate swap assets and liabilities, currency forward assets and liabilities, and equity option liabilities.

(*2) Hedging ineffectiveness represents the difference between the changes in fair value of the hedging instruments and the hedged items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(d) Gains and losses related to hedge (continued)

ii) Due to the hedging ineffectiveness of cash flow risk and net investment in foreign operations during the year, the amounts recognized in the profit or loss and other comprehensive income are as follows:

		December 31, 2025
		Gains (losses) on hedges recognized in other comprehensive income	Hedging ineffectiveness recognized in profit or loss (*2)	Amounts reclassified from cash flow hedge reserve to profit or loss
Cash flow hedges:
Interest rate risk (*1)	~~W~~	(209,145)	(8,743)	1,567
Foreign exchange risk (*1)		(35,688)	2,776	(160,443)
Discontinuation of cash flow hedges		1,532	-	(28)
Hedge of net investments:
Foreign exchange risk (*1)		59,096	21,422	-
	~~W~~	(184,205)	15,455	(158,904)

		December 31, 2024
		Gains (losses) on hedges recognized in other comprehensive income	Hedging ineffectiveness recognized in profit or loss (*2)	Amounts reclassified from cash flow hedge reserve to profit or loss
Cash flow hedges:
Interest rate risk (*1)	~~W~~	89,293	(5,034)	(151)
Foreign exchange risk (*1)		2,548	(6,184)	210,424
Discontinuation of cash flow hedges		(39,621)	-	47,957
Hedge of net investments:
Foreign exchange risk (*1)		(221,221)	(1,191)	-
	~~W~~	(169,001)	(12,409)	258,230

(*1) The related account categories are presented in the amounts of interest rate swap assets and liabilities, currency forwards assets and liabilities and borrowings.

(*2) Hedging ineffectiveness represents the difference between the changes in fair value of the hedging instruments and the hedged items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity

i) Hedging purpose and strategy

The Group transacts with derivative financial instruments to hedge its interest rate risk, currency risk and stock price fluctuation risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates, foreign exchange rates and stock price of the Korean won structured notes, foreign currency financial debentures, Korean won structured deposits, foreign currency investment receivables and beneficiary securities in foreign currency; and cash flow hedge accounting for forward interest rate, interest rate swaps, forward currency and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, foreign currency debt, foreign currency structured deposits, the Korean won bonds and foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative financial instruments.

ii) The notional amounts and the average hedge ratios for hedging instruments as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Notional values:	~~W~~	2,485,060	2,219,475	2,553,701	2,008,399	450,481	3,895,641	13,612,757
Average price condition (*1)		1.86%	1.60%	1.75%	1.73%	1.14%	0.42%	1.34%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Notional values:		4,344,598	3,288,511	3,353,841	1,941,689	992,587	747,109	14,668,335
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M USD Libor, 3M Euribor, 3M AUD Bond and 3M JPY TONAR.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,307.41, JPY/KRW 9.43, EUR/KRW 1,487.33, GBP/KRW 1,568.02, AUD/KRW 896.37, CAD/KRW 999.37 and SEK/KRW 131.64.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity (continued)

ii) The notional amounts and the average hedge ratios for hedging instruments as of December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Notional values:	~~W~~	910,440	2,621,365	1,943,818	2,350,027	1,161,927	4,231,840	13,219,417
Average price condition (*1)		3.43%	3.07%	4.08%	4.82%	4.17%	3.60%	3.82%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Notional values:		4,319,632	2,421,806	3,072,483	2,870,442	1,059,147	447,703	14,191,213
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk: (*3)
Notional values:		-	-	18,750	-	-	-	18,750
Average hedge ratio:		-	-	100%	-	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,280.52, JPY/KRW 9.25, EUR/KRW 1,402.37, GBP/KRW 1,561.57, AUD/KRW 892.94, CAD/KRW 991.06, CNY/KRW 189.50, SEK/KRW 127.54.

(*3) The equity option, which has an exercise price of ~~W~~ 324,027.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity (continued)

iii) The effect of hedging derivatives on the consolidated statements of financial position, comprehensive income, and changes in equity as of December 31, 2025 and 2024 is as follows:

		December 31, 2025
		Notional amount	Carrying amount of assets (*)	Carrying amount of liabilities (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,339,461	45,898	431,007	138,277
Currency forward		434,282	1,079	14,708	14,686
Equity options		-	-	-	3,941

Cash flow hedges
Interest rate swap		3,273,296	31,076	196,244	(214,598)
Currency swap		9,059,478	521,120	344,888	(218,169)
Currency forward		1,898,541	1,104	161,596	34,038

Hedge of net investments in foreign operations
Currency forward		1,380,935	16,814	-	51,154
Borrowings		1,895,100	-	1,891,783	29,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity (continued)

(iii) The effect of hedging derivatives on the consolidated statements of financial position, comprehensive income, and changes in equity as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2024
		Notional amount	Carrying amount of assets (*)	Carrying amount of liabilities (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,347,033	57,685	579,563	42,787
Currency forward		429,939	-	39,395	(46,382)
Equity options		18,750	-	3,941	1,109

Cash flow hedges
Interest rate swap		2,872,383	93,562	44,139	60,694
Currency swap		7,993,851	539,015	181,413	314,114
Currency forward		1,723,440	2,087	138,694	(104,727)

Hedge of net investments in foreign operations
Currency forward		2,191,770	10,013	34,926	(41,071)
Borrowings		1,852,212	-	1,848,316	(181,341)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forward assets / liabilities etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity (continued)

iv) The effect of hedged items on the consolidated statements of financial position, comprehensive income, and changes in equity as of December 31, 2025 and 2024 is as follows:

		December 31, 2025
		Carrying amount of assets (*)	Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk
Borrowings and others	~~W~~	1,217,304	8,984,247	(7,991)	(373,328)	(120,061)	-	-
Foreign exchange risk
Securities in foreign currency		380,113	-	-	-	278	-	-
Other price risk
Loans		-	-	(5,905)	-	(4,357)	-	-
Cash flow hedges
Interest rate risk
Debentures in won and debentures in foreign currency		438,011	349,941	-	-	2,303	(187,801)	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		3,629,809	6,030,836	-	-	234,512	(57,429)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign operation		-	-	-	-	(59,096)	-	125,194

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity (continued)

iv) The effect of hedged items on the consolidated statements of financial position, comprehensive income, and changes in equity as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2024
		Carrying amount of assets (*)	Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk
Borrowings and others	~~W~~	996,275	9,167,678	11,271	(540,967)	(45,264)	-	-
Foreign exchange risk
Securities in foreign currency		480,273	-	-	-	44,094	-	-
Other price risk
Loans		5,809	-	(1,548)	-	(1,548)	-	-
Cash flow hedges
Interest rate risk
Debentures in won and debentures in foreign currency		357,441	749,708	-	-	(3,449)	25,943	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		2,971,800	5,045,127	-	-	773,828	(8,638)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign operation		-	-	-	-	221,221	-	184,291

(*) The related account categories are presented in the amounts of borrowings, bonds, and others.

ⅴ) The effect of credit risk mitigation for derivatives, measured based on collateral held, including deposits and securities, is ~~W~~ 1,550,509 million and ~~W~~ 1,614,291 million as of December 31, 2025 and 2024, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	44,038,340	42,463,118
Financial institutions bonds		35,435,282	25,983,405
Corporate bonds and others		21,809,284	23,569,687
		101,282,906	92,016,210
Equity securities (*):
Stocks		1,830,922	1,594,019
Equity investments		594	4,367
Others		102,528	190,773
		1,934,044	1,789,159
		103,216,950	93,805,369
Securities at amortized cost:
Debt securities:
Government bonds		22,779,176	21,808,057
Financial institutions bonds		1,837,790	3,787,661
Corporate bonds and others		7,327,402	7,720,281
		31,944,368	33,315,999
	~~W~~	135,161,318	127,121,368

(*) The equity securities are designated as FVOCI, as the Group has exercised the FVOCI option for reasons including policy-driven holding requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying amount of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187
Transfer (from) to 12-month expected credit losses		5,276	(5,276)	-	-	-	-
Transfer (from) to lifetime expected credit losses		(2,939)	2,939	-	-	-	-
Net increase and decrease (*)		9,298,286	(31,590)	9,266,696	(1,369,484)	(3,644)	(1,373,128)
Ending balance	~~W~~	101,256,075	26,831	101,282,906	31,953,059	-	31,953,059

		December 31, 2024
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from) to 12-month expected credit losses		3,798	(3,798)	-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-	-	-
Net increase and decrease (*)		3,406,603	(27,393)	3,379,210	(2,367,844)	(3,879)	(2,371,723)
Ending balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187

(*) Includes the effects of purchases, disposals, redemptions, valuations, changes in foreign exchange rates, and the amortization of fair value adjustments recognized through business combination accounting, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	38,250	96	38,346	10,137	51	10,188
Transfer (from)to 12-month expected credit losses		17	(17)	-	-	-	-
Transfer (from)to lifetime expected credit losses		(3)	3	-	-	-	-
Provision (Reversal)		23,479	2,437	25,916	(1,196)	(47)	(1,243)
Disposal and others (*)		(3,981)	20	(3,961)	(250)	(4)	(254)
Ending balance	~~W~~	57,762	2,539	60,301	8,691	-	8,691

		December 31, 2024
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from)to 12-month expected credit losses		14	(14)	-	-	-	-
Transfer (from)to lifetime expected credit losses		-	-	-	-	-	-
Provision (Reversal)		(2,279)	(420)	(2,699)	(1,515)	(97)	(1,612)
Disposal and others (*)		(1,053)	(379)	(1,432)	369	8	377
Ending balance	~~W~~	38,250	96	38,346	10,137	51	10,188

(*) Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gains and losses on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024

Gain on disposal of securities at FVOCI	~~W~~	287,564	197,708
Loss on disposal of securities at FVOCI		(93,952)	(137,448)
Gain on disposal of securities at amortized cost (*)		2	-
Loss on disposal of securities at amortized cost (*)		(58)	(23,155)
	~~W~~	193,556	37,105

(*) The disposal of securities measured at amortized cost was driven by the exercise of early redemption options by the issuers and by the objective of securing additional asset duration for asset-liability management in response to changes in the interest rate environment.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognized dividends, amounting to ~~W~~ 71,328 million and ~~W~~ 86,107 million, related to equity securities designated at fair value through other comprehensive income for the years ended December 31, 2025 and 2024, respectively.

ii) The details of disposal of equity securities designated at fair value through other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		Fair value at the date of disposal		Cumulative net gain (loss) at the time of disposal
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Stocks	~~W~~	155,004	106,810	4,467	9,429
Contingent convertible bonds		1,687	3,023	11	5
	~~W~~	156,691	109,833	4,478	9,434

(*) The reason for the disposal of stocks at fair value through other comprehensive income is the disposal of stocks acquired through debt-to-equity swaps, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Loans at amortized cost, etc.

(a) The composition of loans at amortized cost by customer as of December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
Retail loans	~~W~~	173,568,321	166,140,123
Corporate loans (*)		259,593,754	251,011,516
Public and other loans		4,845,465	5,253,071
Loans between banks		1,691,536	1,946,442
Credit card receivables		28,653,978	28,894,371
		468,353,054	453,245,523
Discount		(26,251)	(29,923)
Deferred loan origination costs		727,749	645,569
		469,054,552	453,861,169
Less: Allowance for credit loss		(4,280,672)	(4,565,931)
	~~W~~	464,773,880	449,295,238

(*) Includes SOHO loans.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in the carrying amount of loans at amortized cost, etc. for the years ended December 31, 2025 and 2024 are as follows:

i) Loans at amortized cost

		December 31, 2025
		Retail			Corporate			Credit card			Others
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	153,512,220	12,364,744	904,376	199,978,305	49,062,758	2,158,953	24,605,360	3,606,533	642,990	5,982,867	1,026,076	15,987	453,861,169
Transfer (from) to 12-month expected credit losses		4,966,815	(4,952,706)	(14,109)	11,474,546	(11,453,191)	(21,355)	1,040,384	(1,040,209)	(175)	127,708	(127,708)	-	-
Transfer (from) to lifetime expected credit losses		(4,600,026)	4,678,174	(78,148)	(15,753,286)	16,008,648	(255,362)	(1,145,956)	1,146,484	(528)	(214,090)	214,091	(1)	-
Transfer (from) to credit- impaired financial assets		(450,753)	(296,548)	747,301	(843,905)	(670,277)	1,514,182	(369,466)	(357,902)	727,368	(10,524)	(920)	11,444	-
Net increase and decrease (*1)		10,479,493	(2,351,966)	1,694	10,956,888	(1,204,297)	663,429	968,671	(318,368)	450,990	(675,876)	(63,762)	6,175	18,913,071
Charge off (*2)		-	-	(373,347)	-	-	(833,199)	-	-	(806,961)	-	-	(14,410)	(2,027,917)
Disposal		-	(2,672)	(241,633)	(9,998)	(57,522)	(839,847)	-	-	(532,002)	-	-	(8,097)	(1,691,771)
Ending balance	~~W~~	163,907,749	9,439,026	946,134	205,802,550	51,686,119	2,386,801	25,098,993	3,036,538	481,682	5,210,085	1,047,777	11,098	469,054,552

(*1) Includes the effects of the issuance, collection, restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,682,802 million, which is written off as of December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in the carrying amount of loans at amortized cost, etc. for the years ended December 31, 2025 and 2024 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2025
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	61,488,945	235,252	217,158	61,941,355
Transfer (from) to 12 month expected credit losses		33,235	(33,122)	(113)	-
Transfer (from) to lifetime expected credit losses		(50,051)	50,130	(79)	-
Transfer (from) to credit- impaired financial assets		(6,288)	(16,627)	22,915	-
Net increase and decrease (*)		18,837,706	(14,525)	41,033	18,864,214
Charge off		-	-	(92,749)	(92,749)
Disposal		-	(1,164)	(6,378)	(7,542)
Ending balance	~~W~~	80,303,547	219,944	181,787	80,705,278

(*) Includes the effects of the issuance, collection, restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in the carrying amount of loans at amortized cost, etc. for the years ended December 31, 2025 and 2024 are as follows (continued):

i) Loans at amortized cost (continued)

		December 31, 2024
		Retail			Corporate			Credit card			Others
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	145,441,757	9,390,209	794,050	181,802,456	41,746,140	1,548,844	23,294,631	4,110,407	645,603	6,444,509	826,979	24,447	416,070,032
Transfer (from) to 12-month expected credit losses		3,147,209	(3,133,165)	(14,044)	8,633,328	(8,567,306)	(66,022)	59,878	(59,830)	(48)	30,878	(30,878)	-	-
Transfer (from) to lifetime expected credit losses		(7,176,298)	7,236,219	(59,921)	(14,466,401)	14,506,969	(40,568)	(50,080)	50,133	(53)	(189,201)	189,201	-	-
Transfer (from) to credit- impaired financial assets		(478,797)	(281,842)	760,639	(424,077)	(611,269)	1,035,346	(19,995)	(12,913)	32,908	(43)	(9,600)	9,643	-
Net increase and decrease (*1)		12,578,349	(843,971)	18,273	24,466,147	2,178,224	893,286	1,320,926	(481,264)	1,008,038	(303,276)	50,784	6,123	40,891,639
Charge off (*2)		-	-	(393,809)	-	-	(450,932)	-	-	(685,877)	-	-	(5,483)	(1,536,101)
Disposal		-	(2,706)	(200,812)	(33,148)	(190,000)	(761,001)	-	-	(357,581)	-	(410)	(18,743)	(1,564,401)
Ending balance	~~W~~	153,512,220	12,364,744	904,376	199,978,305	49,062,758	2,158,953	24,605,360	3,606,533	642,990	5,982,867	1,026,076	15,987	453,861,169

(*1) Includes the effects of the issuance, collection, restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,268,898 million, which is written off as of December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in the carrying amount of loans at amortized cost, etc. for the years ended December 31, 2025 and 2024 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2024
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	59,409,121	245,916	167,788	59,822,825
Transfer (from) to 12 month expected credit losses		34,752	(34,626)	(126)	-
Transfer (from) to lifetime expected credit losses		(62,021)	62,091	(70)	-
Transfer (from) to credit- impaired financial assets		(8,949)	(21,143)	30,092	-
Net increase and decrease (*)		2,116,517	(10,556)	205,387	2,311,348
Charge off		-	-	(61,157)	(61,157)
Disposal		(475)	(6,430)	(124,756)	(131,661)
Ending balance	~~W~~	61,488,945	235,252	217,158	61,941,355

(*) Includes the effects of the issuance, collection, restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in the allowance for credit losses on loans at amortized cost, etc. for the years ended December 31, 2025 and 2024 are as follows:

i) Loans at amortized cost

		December 31, 2025
		Retail			Corporate			Credit card			Others
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	268,533	223,017	340,091	725,105	872,904	958,808	263,914	418,255	458,116	12,748	17,575	6,865	4,565,931
Transfer (from) to 12- month expected credit losses		53,827	(51,918)	(1,909)	134,081	(132,826)	(1,255)	84,381	(84,246)	(135)	8,442	(8,442)	-	-
Transfer (from) to lifetime expected credit losses		(18,210)	56,419	(38,209)	(74,530)	80,482	(5,952)	(24,117)	24,486	(369)	(283)	283	-	-
Transfer (from) to credit- impaired financial assets		(17,720)	(26,077)	43,797	(5,712)	(76,398)	82,110	(11,675)	(113,200)	124,875	(45)	(244)	289	-
Provision (reversal)		(22,099)	21,425	251,154	(71,512)	83,178	885,920	(87,645)	132,894	825,064	(10,665)	(2,233)	8,656	2,014,137
Charge off		-	-	(373,347)	-	-	(833,199)	-	-	(806,961)	-	-	(14,410)	(2,027,917)
Amortization of discount		-	-	(11,333)	-	-	(27,865)	-	-	79	-	-	-	(39,119)
Disposal		-	(377)	(66,868)	-	(3,381)	(107,589)	-	-	(371,086)	-	-	(75)	(549,376)
Collection		-	-	195,229	-	-	51,741	-	-	96,413	-	-	412	343,795
Others (*)		(2,369)	(478)	921	(7,497)	(6,213)	(4,283)	316	(1,003)	(6,187)	86	(72)	-	(26,779)
Ending balance	~~W~~	261,962	222,011	339,526	699,935	817,746	998,436	225,174	377,186	319,809	10,283	6,867	1,737	4,280,672

(*) Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in the allowance for credit losses on loans at amortized cost, etc. for the years ended December 31, 2025 and 2024 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2025
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	394,484	14,752	186,410	595,646
Transfer (from) to 12-month expected credit losses		654	(613)	(41)	-
Transfer (from) to lifetime expected credit losses		(869)	891	(22)	-
Transfer (from) to credit- impaired financial assets		(1,957)	(5,084)	7,041	-
Provision		4,759	507	64,769	70,035
Write-offs		-	-	(92,749)	(92,749)
Disposal		-	(37)	(5,663)	(5,700)
Collection		-	-	2,688	2,688
Others (*)		1,728	(6)	(14,226)	(12,504)
Ending balance	~~W~~	398,799	10,410	148,207	557,416

(*) Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in the allowance for credit losses on loans at amortized cost, etc. for the years ended December 31, 2025 and 2024 are as follows (continued):

i) Loans at amortized cost (continued)

		December 31, 2024
		Retail			Corporate			Credit card			Others
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	243,266	207,362	283,191	789,050	994,345	628,487	230,286	460,848	462,554	13,372	10,371	7,338	4,330,470
Transfer (from) to 12-month expected credit losses		40,874	(39,258)	(1,616)	140,511	(137,260)	(3,251)	25,333	(25,273)	(60)	85	(85)	-	-
Transfer (from) to lifetime expected credit losses		(24,178)	50,652	(26,474)	(79,310)	86,108	(6,798)	(19,981)	20,177	(196)	(1,310)	1,310	-	-
Transfer (from) to credit- impaired financial assets		(15,753)	(21,007)	36,760	(5,838)	(84,444)	90,282	(2,696)	(4,919)	7,615	-	(60)	60	-
Provision (reversal)		21,772	25,003	392,200	(123,593)	23,937	760,786	30,805	(32,602)	751,753	412	6,016	5,524	1,862,013
Charge off		-	-	(393,809)	-	-	(450,932)	-	-	(685,877)	-	-	(5,483)	(1,536,101)
Amortization of discount		-	-	(13,501)	-	-	(27,710)	-	-	6,180	-	-	-	(35,031)
Disposal		-	(261)	(53,538)	(2,946)	(19,347)	(90,141)	-	-	(257,543)	-	(1)	(1,061)	(424,838)
Collection		-	-	112,627	-	-	75,082	-	-	172,842	-	-	487	361,038
Others (*)		2,552	526	4,251	7,231	9,565	(16,997)	167	24	848	189	24	-	8,380
Ending balance	~~W~~	268,533	223,017	340,091	725,105	872,904	958,808	263,914	418,255	458,116	12,748	17,575	6,865	4,565,931

(*) Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in the allowance for credit losses on loans at amortized cost, etc. for the years ended December 31, 2025 and 2024 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2024
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	332,951	15,650	137,968	486,569
Transfer (from) to 12-month expected credit losses		1,262	(1,229)	(33)	-
Transfer (from) to lifetime expected credit losses		(5,414)	5,441	(27)	-
Transfer (from) to credit- impaired financial assets		(178)	(5,715)	5,893	-
Provision		175	629	112,858	113,662
Write-offs		-	-	(61,157)	(61,157)
Disposal		(1)	(38)	(15,028)	(15,067)
Collection		-	-	3,292	3,292
Others (*)		65,689	14	2,644	68,347
Ending balance	~~W~~	394,484	14,752	186,410	595,646

(*) Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

(d) Changes in deferred loan origination costs for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	~~W~~	645,569	505,986
Loan origination		306,840	344,963
Amortization, etc.		(224,660)	(205,380)
Ending balance	~~W~~	727,749	645,569

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

14. Property and equipment

(a) Details of property and equipment as of December 31, 2025 and 2024 are as follows:

			December 31, 2025
		Acquisition cost	Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	1,965,541	-	-	1,965,541
Buildings		1,516,346	(605,249)	(11,630)	899,467
Other assets		2,585,776	(2,065,625)	-	520,151
Right-of-use assets		1,782,396	(1,014,369)	-	768,027
	~~W~~	7,850,059	(3,685,243)	(11,630)	4,153,186

			December 31, 2024
		Acquisition cost	Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,028,761	-	-	2,028,761
Buildings		1,314,682	(565,350)	(10,706)	738,626
Other assets		2,482,527	(1,967,572)	-	514,955
Right-of-use assets		1,717,665	(842,415)	-	875,250
	~~W~~	7,543,635	(3,375,337)	(10,706)	4,157,592

(b) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,028,761	738,626	514,955	875,250	4,157,592
Acquisition (*1)		-	46,132	207,342	289,866	543,340
Disposal (*1)		(591)	(740)	(4,478)	(63,119)	(68,928)
Depreciation (*2)		-	(58,376)	(205,579)	(334,935)	(598,890)
Asset impairment		-	(923)	-	-	(923)
Amounts transferred from (to) investment property		(53,772)	48,943	-	-	(4,829)
Amounts transferred from (to) intangible assets		-	-	7,548	-	7,548
Amounts transferred from (to) non-current assets held for sale (*3)		(8,627)	(3,170)	(83)	-	(11,880)
Amounts transferred from(to) operating lease assets		-	-	30	-	30
Effects of foreign currency adjustments		(230)	1,087	340	961	2,158
Effects of business combinations		-	127,888	76	4	127,968
Ending balance	~~W~~	1,965,541	899,467	520,151	768,027	4,153,186

(*1) During the year ended December 31, 2025, ~~W~~ 36,258 million transferred from assets under construction is included.

(*2) Included in general administrative expense, other operating expense and insurance service expense of the consolidated statements of comprehensive income.

(*3) Includes buildings, land, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

14. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,043,119	790,251	532,459	606,475	3,972,304
Acquisition (*1)		40,480	23,661	199,988	624,103	888,232
Disposal (*1)		(500)	(854)	(10,774)	(45,452)	(57,580)
Depreciation (*2)		-	(57,341)	(209,156)	(329,946)	(596,443)
Asset impairment		-	(1,703)	-	53	(1,650)
Amounts transferred from (to) investment property		(61,432)	(16,320)	-	-	(77,752)
Amounts transferred from (to) intangible assets		-	-	2,302	-	2,302
Amounts transferred from (to) non-current assets held for sale (*3)		528	511	-	-	1,039
Amounts transferred from (to) operating lease assets		-	-	80	-	80
Effects of foreign currency adjustments		6,566	421	56	20,017	27,060
Ending balance	~~W~~	2,028,761	738,626	514,955	875,250	4,157,592

(*1) During the year ended December 31, 2024, ~~W~~ 26,185 million transferred from assets under construction is included.

(*2) Included in general administrative expense, other operating expense and insurance service expense of the consolidated statements of comprehensive income.

(*3) Includes buildings, land, etc.

(c) Details of insurance coverage for cash, property and equipment, investment properties, and assets held for sale as of December 31, 2025 are as follows:

	December 31, 2025
Type of insurance	Insured assets and objects	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash (including ATM)	29,500	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral	1,430,372	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	20,008	Hanwha General Insurance Co., Ltd. etc.
Compensation liability insurance for officers	Officer liability of executives	46,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Personal information liability insurance,	-	26,090	DB Insurance Co., Ltd. etc.
Others	-	169,677	Samsung Fire & Marine Insurance Co., Ltd., etc.

(*) In addition to the insurance described above, the Group maintains automobile insurance, medical insurance for employees, property damage insurance, and workers' compensation insurance, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

15. Intangible assets

(a) Details of intangible assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Goodwill	~~W~~	4,656,673	4,665,417
Software		251,178	235,229
Development cost		543,993	677,572
Others		441,314	541,915
	~~W~~	5,893,158	6,120,133

(b) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	4,665,417	235,229	677,572	541,915	6,120,133
Acquisition		-	108,624	82,897	96,635	288,156
Disposal and write-off		-	(969)	(180)	(13,818)	(14,967)
Amounts transferred from (to) property and equipment		-	-	(7,548)	-	(7,548)
Amounts transferred within intangible assets		-	(2,252)	-	-	(2,252)
Impairment (*1)		-	(499)	-	(297)	(796)
Amortization (*2)		-	(94,261)	(210,459)	(173,974)	(478,694)
Effects of changes in foreign exchange rate		(8,744)	5,306	1,711	(9,147)	(10,874)
Ending balance	~~W~~	4,656,673	251,178	543,993	441,314	5,893,158

(*1) Included in the non-operating expenses of the consolidated statement of comprehensive income.

(*2) Included in general administrative expense, other operating expense, and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

15. Intangible assets (continued)

(b) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	4,677,204	259,233	464,638	816,871	6,217,946
Acquisition		-	67,077	196,292	110,230	373,599
Disposal and write-off		-	(2,822)	(418)	(8,383)	(11,623)
Amounts transferred from (to) property and equipment		-	-	(2,302)	-	(2,302)
Amounts transferred within intangible assets		-	905	165,761	(166,666)	-
Impairment (*1)		(24,513)	-	(715)	(128)	(25,356)
Amortization (*2)		-	(96,335)	(179,302)	(174,341)	(449,978)
Effects of changes in foreign exchange rate		12,726	7,171	33,618	(35,668)	17,847
Ending balance	~~W~~	4,665,417	235,229	677,572	541,915	6,120,133

(*1) Goodwill impairment incurred from the cash-generating unit of security sector at Shinhan Securities Vietnam Co., Ltd. and other sector at Shinhan Asset Trust Co., Ltd. As a result of the impairment test for goodwill of Shinhan Securities Vietnam Co., Ltd., the Group recognized an impairment loss amounting to ~~W~~ 1,298 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts resulting from the reduced trading volume and trading value on the Vietnamese stock market, caused by the global high interest rate environment and domestic and external economic recessions. In addition, as a result of the impairment test for goodwill of Shinhan Asset Trust Co., Ltd., the Group recognized an impairment loss amounting to ~~W~~ 23,215 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts resulting from the deterioration of the business environment caused by the slowdown in the real estate and construction sectors. The amount of impairment loss recognized is included in the non-operating expenses, of the consolidated statement of comprehensive income.

(*2) Included in general administrative expense, other operating expense, and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

15. Intangible asset (continued)

(c) Goodwill

i) Goodwill allocated to the Group’s Cash-Generating Units (CGUs) as of December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
Banking	~~W~~	769,304	771,156
Credit card		2,894,610	2,901,502
Life insurance		850,238	850,238
Others		142,521	142,521
	~~W~~	4,656,673	4,665,417

ii) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use.

ii-1) Explanation on evaluation method

The discounted cash flow method (DCF) is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU. However, the CGU of life insurance applied an actuarial enterprise valuation methodology based on stochastically expected cash flows in consideration of the characteristics of the insurance business.

ii-2) Projection period

When evaluating the value in use, 5.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value. However, 99 years of cash flow estimates for Shinhan Life Insurance Co., Ltd. is applied and the present value of the future cash flows thereafter is not applied as it is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

15. Intangible assets, net (continued)

ii-3) Discount rates and terminal growth rates

The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate. However, for the life insurance CGU, since its cost of risk is reflected at future cash flows, the current discount rates based on the interest rate term structure of risk-free government bonds that reflects only the time value of money was applied.

Discount rates before tax and terminal growth rates applied to each CGU are as follows:

	Discount rate before tax (%)	Terminal growth rate (%)
Banking	8.4 ~ 15.6	0.0 ~ 2.0
Credit card	10.0 ~ 15.3	1.0 ~ 2.0
Others	9.1 ~ 11.2	1.0

In case of the life insurance CGU, a term structure discount rate of 2.78% ~4.30% was applied for each future period corresponding to future cash flows for 99 years.

ii-4) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2025	2026	2027	2028	2029	2030
CPI growth (%)	2.1	1.7	1.8	2.1	1.9	1.9
Private consumption growth (%)	0.8	1.1	1.6	1.9	2.1	2.1
Real GDP growth (%)	0.8	1.4	1.7	2.0	2.1	2.1

Key assumptions used in the discounted cash flow calculations of life insurance (Shinhan Life Insurance Co., Ltd.) components are as follows:

Key assumptions
Consumer price index growth rate (Bank of Korea) (%)	2.0
Risk-based confidence level (%)	99.5

ii-5) The total recoverable amount and total carrying amount of CGUs to which goodwill has been allocated are as follows:

		Amount
Total recoverable amount	~~W~~	63,569,922
Total carrying amount		55,556,858
	~~W~~	8,013,064

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates

Investees	Country	Reporting date	Ownership (%)
			December 31, 2025	December 31, 2024
BNP Paribas Cardif Life Insurance (*1), (*7)	Korea	September 30	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	November 30	50.00	50.00
VOGO Debt Strategy Qualified IV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	December 31	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	December 31	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	December 31	4.41	3.13
KB NA Hickory Private Special Asset Fund (*5)	Korea	-	-	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
Nomura-Rifa Private Real Estate Investment Trust 19	Korea	December 31	31.20	31.20
Genesis North America Power Company No.1 PEF	Korea	December 31	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3 (*5)	Korea	-	-	23.33
Korea Finance Security Co., Ltd. (*1), (*7)	Korea	September 30	14.91	14.91
MIEL Co., Ltd. (*2)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	December 31	50.00	50.00
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	41.67	41.67
MK Ventures-K Clavis Growth Capital Venture Fund 1	Korea	December 31	26.67	26.67
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*4)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	December 31	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
FuturePlay-Shinhan TechInnovation Fund 1	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund (*5)	Korea	-	-	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
Korea Credit Bureau (*1), (*7)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1), (*7)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd. (*1), (*7), (*8)	Korea	September 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	December 31	72.50	72.50
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	24.18	40.86
Goduck Gangil10 PFV Co., Ltd. (*1), (*7)	Korea	September 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	December 31	79.63	79.63
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	28.70
Shinhan Global Healthcare Fund 2 (*7)	Korea	December 31	13.68	13.68
Shinhan AIM Real Estate Fund No.1	Korea	December 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	December 31	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	December 31	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	December 31	25.00	25.00

(a) Investments in associates as of December 31, 2025 and 2024 are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2025 and 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2025	December 31, 2024
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	28.98
VS Cornerstone Fund (*5)	Korea	-	-	41.18
Kakao-Shinhan 1st TNYT Fund	Korea	December 31	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	24.73	24.73
LB Scotland Amazon Fulfillment Center Fund 29 (*4)	Korea	December 31	65.00	65.00
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	34.87	32.57
Gyeonggi-Neoplux Superman Fund	Korea	December 31	21.76	21.76
NewWave 6th Fund	Korea	December 31	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	December 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	20.00	22.22
Neoplux Market-Frontier Secondary Fund (*3)	Korea	December 31	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund (*5)	Korea	-	-	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	December 31	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	December 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
Eum Private Equity Fund No.7	Korea	December 31	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund (*5)	Korea	-	-	21.05
AJ-KOSNET Semicon One Venture Fund	Korea	December 31	22.22	22.22
Shinhan Smilegate Global PEF I (*5)	Korea	-	-	14.21
Genesis Eco No.1 PEF	Korea	December 31	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	December 31	42.70	42.70
J& Moorim Jade Investment Fund (*5)	Korea	-	-	24.89
Ulmus SHC innovation investment fund	Korea	December 31	24.04	24.04
T Core Industrial Technology 1st Venture PEF	Korea	December 31	31.47	31.47
TI First Property Private Investment Trust 1	Korea	December 31	40.00	40.00
Kiwoom-Shinhan Innovation Fund 2	Korea	December 31	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	December 31	50.00	50.00
SJ ESG Innovative Growth Fund (*5)	Korea	-	-	28.57
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	December 31	76.19	76.19
Reverent-Shinhan Vista Fund (*3)	Korea	December 31	13.41	13.41
JS Shinhan Private Equity Fund (*3)	Korea	December 31	3.85	3.85
Meta TB ESG Private Equity Fund I	Korea	December 31	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	December 31	39.62	39.62
H-IOTA Fund (*5)	Korea	-	-	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	December 31	26.01	26.01
Tres-Yujin Trust	Korea	December 31	50.00	50.00
Shinhan-Time mezzanine blind Fund (*5)	Korea	-	-	50.00
Capstone REITs No.26	Korea	December 31	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	December 31	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	December 31	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	December 31	31.03	31.03
KB Oaktree Trust No.3	Korea	December 31	33.33	33.33
KAI-The Square Fund 1	Korea	December 31	47.96	47.96
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	December 31	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	December 31	24.85	24.85
KB Distribution Private Real Estate 3-1	Korea	December 31	37.50	37.50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2025 and 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2025	December 31, 2024
Pacific Private Investment Trust No.49-1 (*6)	Korea	December 31	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	December 31	60.00	60.00
RIFA Real estate private placement fund for normal investors No. 51	Korea	December 31	40.00	40.00
Shinhan-Kunicorn first Fund	Korea	December 31	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	December 31	49.18	49.18
Shinhan Simone Fund Ⅰ	Korea	December 31	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	December 31	40.00	40.00
Tiger Green alpha Trust No.29 (*5)	Korea	-	-	95.24
STIC ALT Global II Private Equity Fund	Korea	December 31	21.74	21.74
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1), (*7)	Korea	September 30	15.00	15.00
Find-Green New Deal 2nd Equity Fund	Korea	December 31	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	December 31	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	December 31	30.30	30.30
Korea Investment Top Mezzanine Private Real Estate Trust No.1	Korea	December 31	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	December 31	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	December 31	32.77	32.77
Cornerstone J&M Fund I (*5)	Korea	-	-	26.67
Logisvalley Shinhan REIT Co., Ltd. (*1)	Korea	September 30	20.27	20.27
Shinhan-G.N.Tech Smart Innovation Fund	Korea	December 31	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	December 31	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	December 31	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	November 30	26.00	26.00
NH-J&-IBKC Label Technology Fund	Korea	December 31	27.81	27.81
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Korea	December 31	50.00	50.00
Shinhan-isquare Venture PEF 1	Korea	December 31	40.00	40.00
Aurum Goldrush ESG Private Fund No. 1	Korea	December 31	28.33	28.33
Capstone Develop Frontier Trust (*5)	Korea	-	-	21.43
Nextrade Co., Ltd. (*7)	Korea	December 31	8.00	8.00
IBKC-Behigh Fund 1st	Korea	December 31	29.73	29.73
ON No.1 Private Equity Fund (*5)	Korea	-	-	28.57
Digital New Deal Kappa Private Equity Fund (*5)	Korea	-	-	24.75
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	December 31	20.83	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	December 31	28.57	28.57
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	December 31	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	December 31	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	December 31	99.98	99.98
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	December 31	34.75	34.75
Penture K-Content Investment Fund (*7)	Korea	December 31	19.78	19.78
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	December 31	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	December 31	37.04	37.04
Shinhan-Timefolio Bio Accelerator Fund	Korea	December 31	48.39	48.39
Shinhan M&A-ESG Fund	Korea	December 31	23.33	23.33
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.	Korea	December 31	28.43	28.43
KDBC meta-enter New Technology investment fund (*5)	Korea	-	-	27.89
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	December 31	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	December 31	49.83	49.83
Shinhan-openwater pre-IPO Investment Trust 1	Korea	December 31	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2025 and 2024 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2025	December 31, 2024
Shinhan-CJ TechInnovation Fund 1st	Korea	December 31	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	December 31	40.00	40.00
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Korea	December 31	40.00	40.00
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Korea	December 31	22.96	22.96
Shinhan HB Wellness 1st Investment Trust	Korea	December 31	48.54	48.54
Korea real Asset Fund No.3	Korea	December 31	28.57	28.57
Timefolio Tech Fund I	Korea	December 31	21.18	21.18
PineStreet Global Corporate FoF XIII-2 (*6)	Korea	December 31	100.00	100.00
IGIS Yongsan Office General Private Real Estate Investment Trust 518	Korea	December 31	26.22	26.22
SH K-REITs Infra Real Estate Investment Trust (FoFs)	Korea	December 31	23.30	20.40
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	December 31	22.99	22.99
Time Robotics New Technology Investment Trust	Korea	December 31	29.86	29.86
Ascent-welcome Technology Investment Trust No.2	Korea	December 31	27.65	27.65
Newmain I funds (*5)	Korea	-	-	36.36
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	December 31	96.71	96.78
SH Ulmus M.P.E. Innovative Venture Fund 7	Korea	December 31	28.57	28.57
Consus Osansegyo No.2	Korea	December 31	50.00	50.00
Shinhan AIM Private Fund of Fund 9-B	Korea	December 31	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	December 31	20.75	20.75
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	December 31	29.45	28.56
Shinhan-soo secondary Fund (*6)	Korea	December 31	77.61	77.61
TECHFIN RATINGS Co., Ltd. (*1)	Korea	September 30	45.00	45.00
Songpa biz cluster PFV Co., Ltd. (*1), (*7), (*10)	Korea	September 30	27.40	27.40
Planeta PTE LTD	Singapore	December 31	33.33	33.33
The E&Shinhan New Growth Up Fund	Korea	December 31	50.00	50.00
HHR Special Situation Real Estate Private Investment Trust No. 13	Korea	December 31	20.00	20.00
Shinhan-GB FutureFlow Fund L.P.	Korea	December 31	50.00	58.18
Credila Financial Services (*1), (*7)	India	September 30	10.06	10.93
Shinhan-DS Mezzanine Fund 1 (*7)	Korea	December 31	15.09	15.09
Shinhan Time BM sobujang Fund	Korea	December 31	29.41	29.41
Tigris Fund No. 58	Korea	December 31	20.83	20.83
Shinhan Market-Frontier Fund Ⅲ	Korea	December 31	44.02	44.02
DB IPO HighYield Fund 1 (*5)	Korea	-	-	28.57
Exponential SQUARE Private Investment Trust No.1 (*5)	Korea	-	-	50.99
Fine North America Credit Private Mixed Asset Investment Trust 22 (*6)	Korea	December 31	58.82	58.82
IGIS Private Real Estate Investment No.454	Korea	December 31	24.04	24.04
IGIS Private Real Estate Investment No.462 (*6)	Korea	December 31	69.20	69.20
BNW Recharge Private Equity Fund	Korea	December 31	21.13	21.13
United Partners Realasset Fund No.14	Korea	December 31	33.33	33.33
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12 (*5)	Korea	-	-	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13 (*5)	Korea	-	-	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14 (*7)	Korea	December 31	7.67	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15 (*7)	Korea	December 31	7.79	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16 (*7)	Korea	December 31	7.67	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17 (*7)	Korea	December 31	7.40	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18 (*7)	Korea	December 31	6.39	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19 (*7)	Korea	December 31	6.55	5.00
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity] (*7)	Korea	December 31	19.91	22.37
SH Prestige High Dividend Security Feeder No.1[Equity]	Korea	December 31	23.92	21.55
IGIS Real Estate General Private Feeder Investment Company No.562 (*6)	Korea	December 31	88.46	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21 (*7)	Korea	December 31	4.97	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22 (*7)	Korea	December 31	4.97	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23 (*7)	Korea	December 31	4.97	-
Finflow (*7)	Korea	December 31	15.00	-
Fireant Media and Digital Service Joint Stock Company (*7)	Korea	December 31	17.66	-
ST EIP Holdings Inc.	Korea	December 31	49.00	-
AMP Capital Global Infrastructure Fund II B L (*7)	Korea	December 31	1.50	-
Post CR REITS No.1 (*6)	Korea	December 31	70.00	-
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]	Korea	December 31	23.30	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2025 and 2024 are as follows (continued):

(*1) As the financial statements as of December 31, 2025 were not available, the most recent financial statements available after the reporting date were used in applying the equity method. Significant transactions and events that occurred during the period have been appropriately reflected.

(*2) Shares were acquired through a debt-to-equity swap during the rehabilitation process. Although voting rights could not be exercised during the rehabilitation process, normal voting rights became exercisable as the rehabilitation process ended before December 31, 2025. Therefore, it has been reclassified from financial assets measured at fair value through profit or loss(FVTPL) to investments in associates.

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*6) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) The rate of Group’s voting rights is 19.86%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b)
Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	36,436	-	(2,105)	2,146	-	36,477
Shinhan-Neoplux Energy Newbiz Fund		14,612	-	(1,590)	-	-	13,022
Shinhan-Albatross tech investment Fund		8,672	(2,017)	(989)	-	-	5,666
VOGO Debt Strategy Qualified IV Private		3,713	(1,863)	(12)	-	-	1,838
Shinhan-Midas Donga Secondary Fund		3,152	(915)	(528)	-	-	1,709
ShinHan – Soo Young Entrepreneur Investment Fund No.1		3,381	(1,340)	(297)	-	-	1,744
Shinhan Praxis K-Growth Global Private Equity Fund		3,690	-	-	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		17,493	(17,628)	135	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2 (*)		6,815	-	(618)	-	(771)	5,426
Shinhan-Nvestor Liquidity Solution Fund		5,126	(1,250)	(147)	-	-	3,729
Shinhan AIM FoF Fund 1-A		9,804	(9,813)	10	-	-	1
IGIS Global Credit Fund 150-1		4,989	(2,979)	(1,017)	-	-	993
Nomura-Rifa Private Real Estate Investment Trust 19 (*)		1,939	(13)	80	-	(2,006)	-
Genesis North America Power Company No.1 PEF		6,802	(1,254)	523	-	-	6,071
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		9,402	(11,201)	1,799	-	-	-
Korea Finance Security Co., Ltd.		3,542	-	307	-	-	3,849
MIEL Co., Ltd. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		58,807	1,505	2,459	-	-	62,771
Kiwoom-Shinhan Innovation Fund I		7,979	-	(225)	-	-	7,754
Samchully Midstream Private Placement Special Asset Fund 5-4		39,484	(1,871)	(2,666)	-	-	34,947
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		3	-	(1)	-	-	2
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,413	(1,678)	(1,648)	-	-	32,087
Milestone Private Real Estate Fund 3		19,120	1,789	367	-	-	21,276
Nomura-Rifa Private Real Estate Investment Trust 31		6,343	(98)	(159)	-	-	6,086
FuturePlay-Shinhan TechInnovation Fund 1		5,785	-	517	-	-	6,302
Stonebridge Corporate 1st Fund		3,977	(3,367)	(610)	-	-	-
Vogo Realty Partners Private Real Estate Fund V		10,662	(225)	(166)	-	-	10,271
Korea Credit Bureau		7,574	(90)	2,654	-	-	10,138
Goduck Gangil1 PFV Co., Ltd. (*)		96	(25)	(8)	-	-	63
SBC PFV Co., Ltd.		37,616	-	(2,662)	-	-	34,954
NH-amundi global infra private fund 16 (*)		32,968	6,422	(9,385)	-	(2,205)	27,800
SH BNCT Professional Investment Type Private Special Asset Investment Trust		225,708	(29,542)	9,837	-	-	206,003
IGIS Real-estate Private Investment Trust No.33		15,632	(9,746)	878	-	-	6,764

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Goduck Gangil10 PFV Co., Ltd.	~~W~~	6,165	(1,030)	(379)	(4,756)	-	-
Fidelis Global Private Real Estate Trust No.2 (*)		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12 (*)		24,644	-	-	-	(7,792)	16,852
Shinhan Global Healthcare Fund 2 (*)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.1		2,884	-	3,620	-	-	6,504
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		39,491	(858)	640	-	-	39,273
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		21,947	11	(2,176)	-	-	19,782
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		15,770	(521)	423	-	-	15,672
Korea Omega-Shinhan Project Fund I		19,473	(31,903)	17,793	-	-	5,363
Samsung SRA Real Estate Professional Private 45		30,276	(2,887)	1,642	-	-	29,031
IBK Global New Renewable Energy Special Asset Professional Private2		33,098	(5,805)	755	-	-	28,048
VS Cornerstone Fund		3,225	(3,618)	393	-	-	-
Kakao-Shinhan 1st TNYT Fund		23,678	-	128	-	-	23,806
Pacific Private Placement Real Estate Fund No.40		11,623	(747)	8,176	-	-	19,052
LB Scotland Amazon Fulfillment Center Fund 29		18,848	6,351	(2,262)	-	-	22,937
JR AMC Hungary Budapest Office Fund 16		13,187	1,127	43	-	-	14,357
Gyeonggi-Neoplux Superman Fund		4,138	-	70	-	-	4,208
NewWave 6th Fund		10,708	-	(872)	-	-	9,836
Neoplux No.3 Private Equity Fund		12,152	(20)	(1,923)	-	-	10,209
PCC Amberstone Private Equity Fund I		14,540	(6,457)	(66)	-	-	8,017
KIAMCO POWERLOAN TRUST 4TH		48,703	(2,796)	893	-	-	46,800
Mastern Opportunity Seeking Real Estate Fund II		5,272	(4,873)	749	-	-	1,148
Neoplux Market-Frontier Secondary Fund		8,175	-	(2,613)	-	-	5,562
Synergy Green New Deal 1st New Technology Business Investment Fund		10,857	(10,841)	(16)	-	-	-
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,103	-	(201)	-	-	6,902
SHINHAN-NEO Core Industrial Technology Fund		8,111	-	(1,011)	-	-	7,100
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,710	(2,514)	962	-	-	20,158
Eum Private Equity Fund No.7		9,156	(405)	783	-	-	9,534
Kiwoom Hero No.4 Private Equity Fund		4,197	(9,523)	5,326	-	-	-
AJ-KOSNET Semicon One Venture Fund		3,212	-	(51)	-	-	3,161
Shinhan Smilegate Global PEF I		3,882	(3,882)	-	-	-	-
Genesis Eco No.1 PEF		11,077	-	(2,305)	-	-	8,772

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHINHAN-NEO Market-Frontier 2nd Fund	~~W~~	27,499	(4,014)	1,133	-	-	24,618
J& Moorim Jade Investment Fund		5,353	(7,579)	2,226	-	-	-
Ulmus SHC innovation investment fund		4,305	-	1,302	-	-	5,607
T Core Industrial Technology 1st Venture PEF		2,995	-	61	-	-	3,056
TI First Property Private Investment Trust 1		3,102	(4,248)	2,046	-	-	900
Kiwoom-Shinhan Innovation Fund 2		10,227	(3,771)	6,223	-	-	12,679
ETRI Holdings-Shinhan 1st Unicorn Fund		4,696	(500)	(72)	-	-	4,124
SJ ESG Innovative Growth Fund		3,115	(2,458)	(657)	-	-	-
AVES 1st Corporate Recovery Private Equity Fund		4,523	-	(25)	-	-	4,498
Reverent-Shinhan Vista Fund		3,409	54	300	-	-	3,763
JS Shinhan Private Equity Fund		6,381	-	(119)	-	-	6,262
Meta TB ESG Private Equity Fund I		5,683	-	(91)	-	-	5,592
Shinhan VC tomorrow venture fund 1		70,633	2,214	29,693	-	-	102,540
H-IOTA Fund		9,377	(9,615)	238	-	-	-
Stonebridge-Shinhan Unicorn Secondary Fund		13,587	(2,002)	1,497	-	-	13,082
Tres-Yujin Trust		13,031	-	115	-	-	13,146
Shinhan-Time mezzanine blind Fund		16,426	(16,504)	78	-	-	-
Capstone REITs No.26		5,369	-	(300)	-	-	5,069
JB Incheon-Bucheon REITS No.54		4,967	-	818	-	-	5,785
Hankook Smart Real Asset Investment Trust No.3		6,006	(1,515)	(2,408)	-	-	2,083
JB Hwaseong-Hadong REITs No.53		4,974	(5,195)	1,014	-	-	793
KB Oaktree Trust No.3		9,888	(1,118)	544	-	-	9,314
KAI-The Square Fund 1 (*)		125	-	30	-	(144)	11
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		52,797	(24,390)	3,141	-	-	31,548
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		39,645	(901)	1,552	-	-	40,296
KB Distribution Private Real Estate 3-1 (*)		24,079	-	(939)	-	(23,140)	-
Pacific Private Investment Trust No.49-1		28,000	-	8,678	-	-	36,678
KIWOOM Real estate private placement fund for normal investors No. 31 (*)		8,032	-	14	-	(8,046)	-
RIFA Real estate private placement fund for normal investors No. 51 (*)		5,371	-	9	-	(5,380)	-
Shinhan-Kunicorn first Fund		9,424	-	(1,723)	-	-	7,701
Shinhan-Quantum Startup Fund		5,665	-	(117)	-	-	5,548
Shinhan Simone Fund Ⅰ		3,422	(1,962)	36	-	-	1,496
Korea Investment develop seed Trust No.1		10,145	(527)	1,112	-	-	10,730
Tiger Green alpha Trust No.29		29,992	(31,100)	1,108	-	-	-
STIC ALT Global II Private Equity Fund		9,841	(217)	169	-	-	9,793
DDI LVC Master Real Estate Investment Trust Co., Ltd.		5,800	-	(1,141)	-	-	4,659

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Find-Green New Deal 2nd Equity Fund	~~W~~	4,324	-	402	-	-	4,726
ShinhanFitrin 1st Technology Business Investment Association		4,232	-	(298)	-	-	3,934
Koramco Private Real Estate Fund 143		6,669	-	1,423	-	-	8,092
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,876	(5,701)	(1,135)	-	-	3,040
LB YoungNam Logistics Private Trust No.40		9,625	(600)	687	-	-	9,712
Shinhan-Cognitive Start-up Fund L.P.		4,209	-	(62)	-	-	4,147
Cornerstone J&M Fund I		3,414	(4,109)	695	-	-	-
Logisvalley Shinhan REIT Co., Ltd.		3,389	-	(144)	-	-	3,245
Shinhan-G.N.Tech Smart Innovation Fund		13,004	(4,160)	2,130	-	-	10,974
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,758	1,800	(366)	-	-	8,192
Korea Investment Green Newdeal Infra Trust No.1		16,096	1,418	(75)	-	-	17,439
BTS 2nd Private Equity Fund		10,159	806	(27)	-	-	10,938
NH-J&-IBKC Label Technology Fund		9,646	(5,396)	4,031	-	-	8,281
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		3,916	(1,150)	1,187	-	-	3,953
Shinhan-isquare Venture PEF 1		4,237	(874)	(62)	-	-	3,301
Aurum Goldrush ESG Private Fund No. 1		3,007	-	(438)	-	-	2,569
Capstone Develop Frontier Trust		8,049	(7,607)	(442)	-	-	-
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
IBKC-Behigh Fund 1st		3,160	-	(64)	-	-	3,096
ON No.1 Private Equity Fund		5,712	(6,020)	308	-	-	-
Digital New Deal Kappa Private Equity Fund		4,747	(5,534)	787	-	-	-
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,646	(4,304)	1,818	-	-	7,160
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		11,324	(1,916)	745	-	-	10,153
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		3,278	(87)	342	-	-	3,533
TogetherKorea Private Investment Trust No. 6		5,423	-	117	-	-	5,540
TogetherKorea Private Investment Trust No. 7		5,423	-	117	-	-	5,540
Kiwoom Core Industrial Technology Investment Fund No.3		4,219	-	(44)	-	-	4,175
Penture K-Content Investment Fund		11,319	8,000	(3,239)	-	-	16,080
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		13,468	(5,790)	3,055	-	-	10,733
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,125	(528)	686	-	-	5,283
Shinhan-Timefolio Bio Accelerator Fund		11,707	(6,060)	11,465	-	-	17,112
Shinhan M&A-ESG Fund		6,454	1,946	653	-	-	9,053
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		18,804	(472)	1,216	-	-	19,548

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KDBC meta-enter New Technology investment fund	~~W~~	6,797	(7,000)	203	-	-	-
Shinhan Time Secondary Blind New Technology Investment Trust		4,637	2,375	4,126	-	-	11,138
Shinhan DS Secondary Investment Fund		2,439	7,087	21,652	-	-	31,178
Shinhan-openwater pre-IPO Investment Trust 1		5,666	(2,450)	3,350	-	-	6,566
Shinhan-CJ TechInnovation Fund 1st		4,595	-	(174)	-	-	4,421
Shinhan-Eco Venture Fund 2nd		3,957	(330)	(43)	-	-	3,584
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		6,497	505	53	-	-	7,055
Hantoo Shinhan Lake K-beauty Technology Investment Trust		10,264	(2,938)	(252)	-	-	7,074
Shinhan HB Wellness 1st Investment Trust		5,326	-	364	-	-	5,690
Korea real Asset Fund No.3		16,552	1,046	1,082	-	-	18,680
Timefolio Tech Fund I		2,990	-	49	-	-	3,039
PineStreet Global Corporate FoF XIII-2		3,743	3,273	1,126	-	-	8,142
IGIS Yongsan Office General Private Real Estate Investment Trust 518		17,144	(726)	(2,412)	-	-	14,006
SH K-REITs Infra Real Estate Investment Trust (FoFs)		2,813	(176)	545	-	-	3,182
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		3,750	-	255	-	-	4,005
Time Robotics New Technology Investment Trust		3,778	(72)	(76)	-	-	3,630
Ascent-welcome Technology Investment Trust No.2		8,460	(1,659)	302	-	-	7,103
Newmain I funds		9,364	(9,254)	(110)	-	-	-
Igis General PE Real Estate Investment Trust 517-1		54,902	3,000	(2,927)	-	-	54,975
SH Ulmus M.P.E. Innovative Venture Fund 7		3,032	-	(99)	-	-	2,933
Consus Osansegyo No.2		8,009	-	-	-	-	8,009
Shinhan AIM Private Fund of Fund 9-B		36,741	5,053	1,802	-	-	43,596
Shinhan General Private Real Estate Investment Trust No.3		26,706	660	2,023	-	-	29,389
Paros Kosdaq Venture General Private Investment Trust No. 5		6,590	(3,062)	110	-	-	3,638
Shinhan-soo secondary Fund		16,737	-	705	-	-	17,442
TECHFIN RATINGS Co., Ltd.		25,610	-	(2,570)	-	-	23,040
Songpa biz cluster PFV Co., Ltd.		13,364	-	(437)	-	-	12,927
Planeta PTE LTD		11,341	-	898	-	-	12,239
The E&Shinhan New Growth Up Fund		3,518	2,580	1,398	-	-	7,496
HHR Special Situation Real Estate Private Investment Trust No. 13		2,749	(224)	691	-	-	3,216

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan-GB FutureFlow Fund L.P.	~~W~~	5,150	2,996	(313)	249	-	8,082
Credila Financial Services		263,116	3,240	20,059	(20,601)	-	265,814
Shinhan-DS Mezzanine Fund 1		2,869	-	774	-	-	3,643
Shinhan Time BM sobujang Fund		1,405	1,750	216	-	-	3,371
Tigris Fund No. 58		1,977	(1,420)	3,252	-	-	3,809
Shinhan Market-Frontier Fund Ⅲ		12,791	8,804	881	-	-	22,476
DB IPO HighYield Fund 1		4,278	(4,342)	64	-	-	-
Exponential SQUARE Private Investment Trust No.1		5,208	(5,668)	460	-	-	-
Fine North America Credit Private Mixed Asset Investment Trust 22		4,613	807	463	-	-	5,883
IGIS Private Real Estate Investment No.454		3,368	-	(6)	-	-	3,362
IGIS Private Real Estate Investment No.462		4,433	-	(56)	-	-	4,377
BNW Recharge Private Equity Fund		7,138	-	(2,656)	-	-	4,482
United Partners Realasset Fund No.14		9,998	(65)	135	-	-	10,068
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		17,977	(17,977)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		12,035	(12,035)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		13,711	-	2,685	-	-	16,396
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		13,738	-	2,116	-	-	15,854
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		13,290	-	2,687	-	-	15,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		5,378	-	1,847	-	-	7,225
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		10,925	-	3,948	-	-	14,873
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		5,052	-	2,515	-	-	7,567
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		4,197	(326)	517	-	-	4,388

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SH Prestige High Dividend Security Feeder No.1[Equity]	~~W~~	2,579	1,962	2,229	-	-	6,770
IGIS Real Estate General Private Feeder Investment Company No.562		-	23,000	(1,782)	-	-	21,218
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		-	15,700	(1,011)	-	-	14,689
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		-	15,700	(261)	-	-	15,439
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		-	15,700	(1,146)	-	-	14,554
Finflow		-	7,058	(20)	-	-	7,038
Fireant Media and Digital Service Joint Stock Company		-	4,925	(204)	-	-	4,721
ST EIP Holdings Inc.		-	51,873	1,265	-	-	53,138
AMP Capital Global Infrastructure Fund II B L		-	24,243	(1,171)	-	-	23,072
Post CR REITS No.1		-	3,500	-	-	-	3,500
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]		-	4,781	(48)	-	-	4,733
Others		187,092	(74,374)	47,885	-	(1)	160,602
	~~W~~	2,752,980	(262,556)	221,225	(22,962)	(49,485)	2,639,202

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	-	(3,423)	587	-	36,436
Shinhan-Neoplux Energy Newbiz Fund		22,358	(9,196)	1,450	-	-	14,612
Shinhan-Albatross tech investment Fund		15,499	(8,312)	1,485	-	-	8,672
KCGI-SingA330-A Private Special Asset Investment Trust		4,609	(4,876)	267	-	-	-
VOGO Debt Strategy Qualified IV Private		6,532	(3,465)	646	-	-	3,713
Shinhan-Midas Donga Secondary Fund		4,301	(750)	(399)	-	-	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,862	(5,760)	4,279	-	-	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	-	(2)	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		24,096	(7,321)	718	-	-	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,799	1,058	370	-	(13,412)	6,815
KDBC-Midas Dong-A Global contents Fund		4,288	-	(1,648)	-	-	2,640
Shinhan-Nvestor Liquidity Solution Fund		6,088	(1,270)	308	-	-	5,126
Shinhan AIM FoF Fund 1-A		9,635	(1,169)	1,338	-	-	9,804
IGIS Global Credit Fund 150-1		4,286	(549)	1,252	-	-	4,989
Korea Omega Project Fund III		3,696	(2,274)	(1,422)	-	-	-
Genesis North America Power Company No.1 PEF		6,358	(3,143)	3,587	-	-	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,764	(37,990)	6,628	-	-	9,402
Korea Finance Security Co., Ltd.		3,245	-	297	-	-	3,542
MIEL Co., Ltd. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		46,372	3,460	8,975	-	-	58,807
Kiwoom-Shinhan Innovation Fund I		7,854	-	125	-	-	7,979
Midas Asset Global CRE Debt Private Fund No.6		54,881	(57,919)	3,038	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	2,416	3,905	-	-	39,484
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		7,254	(7,664)	410	-	-	-
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		-	(183)	3	-	183	3
NH-Amundi Global Infrastructure Trust 14		18,728	(20,589)	1,861	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,265	(1,591)	1,739	-	-	35,413
Milestone Private Real Estate Fund 3		17,615	1,619	(114)	-	-	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		6,889	-	(546)	-	-	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		3,138	(889)	269	-	-	2,518

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	7,847	(1,238)	(824)	-	-	5,785
Stonebridge Corporate 1st Fund		4,142	-	(165)	-	-	3,977
Vogo Realty Partners Private Real Estate Fund V		10,792	1,379	(1,509)	-	-	10,662
Korea Credit Bureau		6,738	(45)	881	-	-	7,574
Goduck Gangil1 PFV Co., Ltd.		180	(148)	64	-	-	96
SBC PFV Co., Ltd.		30,774	8,750	(1,908)	-	-	37,616
NH-amundi global infra private fund 16		50,652	4,293	(21,977)	-	-	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(31,676)	12,612	-	-	225,708
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(19,646)	1,536	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		3,914	-	(1,189)	-	-	2,725
IGIS Real-estate Private Investment Trust No.33		15,271	(809)	1,170	-	-	15,632
Goduck Gangil10 PFV Co., Ltd.		5,081	(212)	1,296	-	-	6,165
Fidelis Global Private Real Estate Trust No.2		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	2,955	2,919	-	(29,849)	24,644
Shinhan Global Healthcare Fund 2 (*)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		26,678	1,760	(26,884)	-	-	1,554
Shinhan AIM Real Estate Fund No.1		51,873	2,613	(51,602)	-	-	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(856)	5,566	-	-	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	-	1,894	-	-	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		17,516	(3,377)	1,631	-	-	15,770
Korea Omega-Shinhan Project Fund I		11,630	(1,957)	9,800	-	-	19,473
Samsung SRA Real Estate Professional Private 45		31,432	(3,954)	2,798	-	-	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	(1,266)	2,068	-	-	33,098
VS Cornerstone Fund		3,280	-	(55)	-	-	3,225
NH-Amundi US Infrastructure Private Fund2		29,725	(30,845)	1,664	-	-	544
Kakao-Shinhan 1st TNYT Fund		19,866	-	3,812	-	-	23,678
Pacific Private Placement Real Estate Fund No.40		11,624	(748)	747	-	-	11,623
Mastern Private Real Estate Loan Fund No.2		3,040	(1,908)	198	-	-	1,330
LB Scotland Amazon Fulfillment Center Fund 29		30,928	3,780	(15,860)	-	-	18,848
JR AMC Hungary Budapest Office Fund 16		12,687	221	279	-	-	13,187
EDNCENTRAL Co., Ltd. (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		5,056	-	(918)	-	-	4,138
NewWave 6th Fund		13,716	(1,425)	(1,583)	-	-	10,708
Neoplux No.3 Private Equity Fund		18,981	(404)	(6,425)	-	-	12,152
PCC Amberstone Private Equity Fund I		17,258	(5,513)	2,795	-	-	14,540
KIAMCO POWERLOAN TRUST 4TH		45,099	(2,331)	5,935	-	-	48,703

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Mastern Opportunity Seeking Real Estate Fund II	~~W~~	13,135	(4,868)	(2,995)	-	-	5,272
Neoplux Market-Frontier Secondary Fund		10,427	(4,006)	1,754	-	-	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(72)	614	-	-	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,836	(580)	847	-	-	7,103
SHINHAN-NEO Core Industrial Technology Fund		13,616	(9,247)	3,742	-	-	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		23,356	(2,538)	892	-	-	21,710
Eum Private Equity Fund No.7		9,166	(400)	390	-	-	9,156
Kiwoom Hero No.4 Private Equity Fund		3,442	(96)	851	-	-	4,197
Vogo Canister Professional Trust Private Fund I		45,871	(47,321)	1,450	-	-	-
AJ-KOSNET Semicon One Venture Fund		2,854	-	358	-	-	3,212
Timefolio The Venture-V second		5,801	(4,444)	8	-	-	1,365
Shinhan Smilegate Global PEF I		3,801	(4,326)	4,407	-	-	3,882
Genesis Eco No.1 PEF		11,219	-	(142)	-	-	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(5,466)	295	-	-	27,499
NH-Synergy Core Industrial New Technology Fund		6,439	(6,175)	(264)	-	-	-
J& Moorim Jade Investment Fund		4,920	-	433	-	-	5,353
Ulmus SHC innovation investment fund		5,543	(1,150)	(88)	-	-	4,305
T Core Industrial Technology 1st Venture PEF		4,254	(378)	(881)	-	-	2,995
Fine Value POST IPO No.5 Private Equity Fund		3,766	(3,565)	(201)	-	-	-
TI First Property Private Investment Trust 1		3,102	(203)	203	-	-	3,102
IBKC Global Contents Investment Fund		4,701	(4,764)	63	-	-	-
Kiwoom-Shinhan Innovation Fund 2		9,165	1,148	(86)	-	-	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		3,295	1,500	(99)	-	-	4,696
SJ ESG Innovative Growth Fund		4,198	-	(1,083)	-	-	3,115
AVES 1st Corporate Recovery Private Equity Fund		4,768	-	(245)	-	-	4,523
Reverent-Shinhan Vista Fund		2,600	54	755	-	-	3,409
JS Shinhan Private Equity Fund		4,933	-	1,448	-	-	6,381
Daishin Newgen New Technology Investment Fund 1st		6,082	(5,742)	(340)	-	-	-
Meta TB ESG Private Equity Fund I		5,771	-	(88)	-	-	5,683
Shinhan VC tomorrow venture fund 1		45,210	25,608	(185)	-	-	70,633
H-IOTA Fund		9,524	(2,639)	2,492	-	-	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		7,427	6,160	-	-	-	13,587
Tres-Yujin Trust		10,359	-	2,672	-	-	13,031
Shinhan-Time mezzanine blind Fund		14,121	-	2,305	-	-	16,426
Capstone REITs No.26		5,750	-	(381)	-	-	5,369
JB Incheon-Bucheon REITS No.54		4,978	-	(11)	-	-	4,967
Hankook Smart Real Asset Investment Trust No.3		7,668	-	(1,662)	-	-	6,006
JB Hwaseong-Hadong REITs No.53		4,983	-	(9)	-	-	4,974
KB Oaktree Trust No.3		8,668	304	916	-	-	9,888

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Daehan No.36 Office Asset Management Company	~~W~~	22,482	(25,394)	2,912	-	-	-
Rhinos Premier Mezzanine Private Investment Fund No.1		3,056	(3,048)	(8)	-	-	-
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		62,769	(12,710)	2,738	-	-	52,797
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		41,434	(1,142)	(647)	-	-	39,645
SKS-Yozma Fund No.1		3,455	(2,931)	(524)	-	-	-
KB Distribution Private Real Estate 3-1		25,976	-	(1,897)	-	-	24,079
Pacific Private Investment Trust No.49-1		27,377	-	623	-	-	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(435)	(91)	-	-	8,032
RIFA Real estate private placement fund for normal investors No. 51		5,731	(294)	(66)	-	-	5,371
Fivetree general private equity fund No.15		12,572	(12,572)	-	-	-	-
Shinhan-Kunicorn first Fund		9,626	-	(202)	-	-	9,424
Shinhan-Quantum Startup Fund		3,986	1,800	(121)	-	-	5,665
Shinhan Simone Fund Ⅰ		4,837	(991)	(424)	-	-	3,422
Korea Investment develop seed Trust No.1		9,532	(939)	1,552	-	-	10,145
Tiger Green alpha Trust No.29		28,573	(664)	2,083	-	-	29,992
STIC ALT Global II Private Equity Fund		9,504	(217)	554	-	-	9,841
NH-Brain EV Fund		11,125	(12,999)	1,874	-	-	-
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,583	-	(783)	-	-	5,800
Reverent Frontier Private Equity Fund IV Specializing in Start-up Venture Business		3,294	-	(1,220)	-	-	2,074
Find-Green New Deal 2nd Equity Fund		4,465	-	(141)	-	-	4,324
ShinhanFitrin 1st Technology Business Investment Association		4,519	-	(287)	-	-	4,232
Koramco Private Real Estate Fund 143		6,667	-	2	-	-	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1		10,016	(994)	854	-	-	9,876
LB YoungNam Logistics Private Trust No.40		9,782	(600)	443	-	-	9,625
Shinhan-Cognitive Start-up Fund L.P.		5,329	-	(1,120)	-	-	4,209
Cornerstone J&M Fund I		3,488	-	(74)	-	-	3,414
Logisvalley Shinhan REIT Co., Ltd.		3,598	-	(209)	-	-	3,389
DA Value-Honest New Technology Investment Fund 1		4,099	(2,754)	(1,345)	-	-	-
Shinhan-G.N.Tech Smart Innovation Fund		9,977	2,535	492	-	-	13,004
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,968	-	(210)	-	-	6,758
Korea Investment Green Newdeal Infra Trust No.1		10,257	5,962	(123)	-	-	16,096
BTS 2nd Private Equity Fund		6,342	3,796	21	-	-	10,159
NH-J&-IBKC Label Technology Fund		9,747	-	(101)	-	-	9,646
Hanyang Time Mezzanine Fund		3,012	(300)	(201)	-	-	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		2,261	1,250	405	-	-	3,916
Shinhan-isquare Venture PEF 1		4,286	100	(149)	-	-	4,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Aurum Goldrush ESG Private Fund No. 1	~~W~~	2,917	-	90	-	-	3,007
Capstone Develop Frontier Trust		7,547	(549)	1,051	-	-	8,049
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,835	(4,835)	-	-	-	-
Eventus-IBKC LIB Fund		6,632	(7,064)	432	-	-	-
IBKC-Behigh Fund 1st		3,219	-	(59)	-	-	3,160
ON No.1 Private Equity Fund		5,321	-	391	-	-	5,712
Digital New Deal Kappa Private Equity Fund		4,845	-	(98)	-	-	4,747
IBKCJS New Technology Fund No.1		6,130	(2,418)	(1,094)	-	-	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	-	(157)	-	-	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(2,170)	1,481	-	-	11,324
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	168	-	-	3,278
TogetherKorea Private Investment Trust No. 6		5,270	-	153	-	-	5,423
TogetherKorea Private Investment Trust No. 7		5,270	-	153	-	-	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		4,180	-	39	-	-	4,219
Penture K-Content Investment Fund		5,622	6,000	(303)	-	-	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		7,969	6,413	(914)	-	-	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(526)	544	-	-	5,125
Shinhan-Timefolio Bio Accelerator Fund		5,927	6,000	(220)	-	-	11,707
Shinhan M&A-ESG Fund		4,169	2,576	(291)	-	-	6,454
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		10,574	6,609	1,621	-	-	18,804
KDBC meta-enter New Technology investment fund		6,940	-	(143)	-	-	6,797
Shinhan Time Secondary Blind New Technology Investment Trust		4,754	-	(117)	-	-	4,637
Shinhan DS Secondary Investment Fund		7,477	(1,408)	(3,630)	-	-	2,439
Shinhan-openwater pre-IPO Investment Trust 1		4,973	-	693	-	-	5,666
Shinhan-CJ TechInnovation Fund 1st		2,364	2,400	(169)	-	-	4,595
Shinhan-Eco Venture Fund 2nd		3,610	450	(103)	-	-	3,957
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		3,154	3,200	143	-	-	6,497
Hantoo Shinhan Lake K-beauty Technology Investment Trust		9,969	-	295	-	-	10,264
Shinhan HB Wellness 1st Investment Trust		4,992	-	334	-	-	5,326
Korea real Asset Fund No.3		9,315	7,865	(628)	-	-	16,552
PineStreet Global Corporate FoF XIII-2		721	3,087	(65)	-	-	3,743

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IGIS Yongsan Office General Private Real Estate Investment Trust 518	~~W~~	23,131	(5,596)	(391)	-	-	17,144
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		4,536	-	(786)	-	-	3,750
Time Robotics New Technology Investment Trust		3,966	(200)	12	-	-	3,778
Ascent-welcome Technology Investment Trust No.2		8,771	-	(311)	-	-	8,460
Newmain I funds		1,991	-	7,373	-	-	9,364
Igis General PE Real Estate Investment Trust 517-1		51,736	5,000	(1,834)	-	-	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		3,000	-	32	-	-	3,032
Consus Osansegyo No.2		8,104	-	(95)	-	-	8,009
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(7,502)	(320)	-	-	-
Shinhan AIM Private Fund of Fund 9-B		24,018	9,751	2,972	-	-	36,741
Shinhan General Private Real Estate Investment Trust No.3		7,838	18,970	(102)	-	-	26,706
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	-	-	-
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	-	596	-	-	6,590
Happy Pet Life Care New Technology Investment Association No.2		3,456	-	(457)	-	-	2,999
Shinhan-soo secondary Fund		5,249	12,250	(762)	-	-	16,737
TECHFIN RATINGS Co., Ltd.		-	27,000	(1,390)	-	-	25,610
Songpa biz cluster PFV Co., Ltd.		-	13,700	(336)	-	-	13,364
Planeta PTE LTD		-	11,341	-	-	-	11,341
The E&Shinhan New Growth Up Fund		-	3,600	(82)	-	-	3,518
Shinhan-GB FutureFlow Fund L.P.		-	5,855	(352)	(353)	-	5,150
Credila Financial Services		-	250,270	4,017	8,829	-	263,116
Shinhan Market-Frontier Fund Ⅲ		-	13,205	(414)	-	-	12,791
DB IPO HighYield Fund 1		-	4,000	278	-	-	4,278
Exponential SQUARE Private Investment Trust No.1		-	6,146	(938)	-	-	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		-	4,549	64	-	-	4,613
IGIS Private Real Estate Investment No.454		-	3,393	(25)	-	-	3,368
IGIS Private Real Estate Investment No.462		-	4,607	(174)	-	-	4,433
BNW Recharge Private Equity Fund		-	6,767	371	-	-	7,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2025 and 2024 are as follows

(continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
United Partners Realasset Fund No.14	~~W~~	-	10,000	(2)	-	-	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		-	17,929	48	-	-	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		-	11,996	39	-	-	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		-	13,953	(242)	-	-	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		-	13,955	(217)	-	-	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		-	13,837	(547)	-	-	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		-	5,270	108	-	-	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		-	10,530	395	-	-	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		-	5,270	(218)	-	-	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		-	4,124	73	-	-	4,197
Others		210,518	(9,778)	(17,080)	-	-	183,660
	~~W~~	2,692,031	118,786	(23,822)	9,063	(43,078)	2,752,980

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows:

		December 31, 2025
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,610,512	2,367,134	47,048	(14,043)	-	(14,043)
Shinhan-Neoplux Energy Newbiz Fund		45,420	4,290	5,216	(5,022)	-	(5,022)
Shinhan-Albatross tech investment Fund		11,342	11	2,990	(1,978)	-	(1,978)
VOGO Debt Strategy Qualified IV Private		9,193	4	1,503	(60)	-	(60)
Shinhan-Midas Donga Secondary Fund		3,417	-	1	(1,056)	-	(1,056)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		7,369	103	294	(1,238)	-	(1,238)
Shinhan Praxis K-Growth Global Private Equity Fund		26,081	1	16	-	-	-
Kiwoom Milestone Professional Private Real Estate Trust 19		101	36,920	8,575	2,194	-	2,194
Shinhan Global Healthcare Fund 1		38	3,507	1	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		14,162	1,837	8,323	(1,404)	-	(1,404)
Shinhan-Nvestor Liquidity Solution Fund		15,085	121	2,301	(590)	-	(590)
Shinhan AIM FoF Fund 1-A		2	-	55	40	-	40
IGIS Global Credit Fund 150-1		3,976	3	(4,034)	(4,068)	-	(4,068)
Nomura-Rifa Private Real Estate Investment Trust 19		1,237	12,519	(9,928)	(11,027)	-	(11,027)
Genesis North America Power Company No.1 PEF		13,881	35	10,658	1,193	-	1,193
Korea Finance Security Co., Ltd.		41,108	15,296	47,822	2,059	-	2,059
MIEL Co., Ltd.		423	565	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		175,881	178	89,236	6,883	-	6,883
Kiwoom-Shinhan Innovation Fund I		15,849	341	2	(450)	-	(450)
Samchully Midstream Private Placement Special Asset Fund 5-4		83,898	25	15,930	(6,398)	-	(6,398)
MK Ventures-K Clavis Growth Capital Venture Fund 1		7	-	-	(4)	-	(4)
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		53,514	35	7,454	(2,747)	-	(2,747)
Milestone Private Real Estate Fund 3		82,313	15,952	19,404	1,145	-	1,145
Nomura-Rifa Private Real Estate Investment Trust 31		90,451	71,014	9,498	(508)	-	(508)
FuturePlay-Shinhan TechInnovation Fund 1		12,764	160	1,201	1,034	-	1,034
Vogo Realty Partners Private Real Estate Fund V		47,579	115	14,350	(767)	-	(767)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2025
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Korea Credit Bureau	~~W~~	156,968	44,319	195,322	29,489	-	29,489
Goduck Gangil1 PFV Co., Ltd.		6,399	330	(134)	(769)	-	(769)
SBC PFV Co., Ltd.		1,517,864	1,338,087	(1,093)	(10,648)	-	(10,648)
NH-amundi global infra private fund 16		55,639	40	41,577	(18,770)	-	(18,770)
SH BNCT Professional Investment Type Private Special Asset Investment Trust		284,142	-	2,900	13,568	-	13,568
IGIS Real-estate Private Investment Trust No.33		93,022	65,050	10,378	3,631	-	3,631
Fidelis Global Private Real Estate Trust No.2		753	62	1	-	-	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		58,792	74	130	-	-	-
Shinhan Global Healthcare Fund 2		31	183	1	-	-	-
Shinhan AIM Real Estate Fund No.1		32,433	1,479	224,439	17,230	-	17,230
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		178,424	70	29,854	2,906	-	2,906
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		68,261	492	0	(7,455)	-	(7,455)
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		21,968	28	460	592	-	592
Korea Omega-Shinhan Project Fund I		10,725	-	70,333	35,586	-	35,586
Samsung SRA Real Estate Professional Private 45		146,093	29,969	14,647	6,568	-	6,568
IBK Global New Renewable Energy Special Asset Professional Private2		96,818	51	17,251	2,605	-	2,605
Kakao-Shinhan 1st TNYT Fund		49,061	98	647	263	-	263
Pacific Private Placement Real Estate Fund No.40		175,099	98,060	110,276	33,061	-	33,061
LB Scotland Amazon Fulfillment Center Fund 29		35,411	123	27,397	(3,480)	-	(3,480)
JR AMC Hungary Budapest Office Fund 16		43,087	1,914	12,442	123	-	123
Gyeonggi-Neoplux Superman Fund		19,336	-	6,251	322	-	322
NewWave 6th Fund		33,577	791	2,485	(2,907)	-	(2,907)
Neoplux No.3 Private Equity Fund		111,356	9,271	35,272	(19,230)	-	(19,230)
PCC Amberstone Private Equity Fund I		38,558	1,561	5,875	(305)	-	(305)
KIAMCO POWERLOAN TRUST 4TH		98,813	13	5,028	1,885	-	1,885

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2025
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Mastern Opportunity Seeking Real Estate Fund II	~~W~~	5,738	-	29,833	3,745	-	3,745
Neoplux Market-Frontier Secondary Fund		28,177	-	1,416	(13,237)	-	(13,237)
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,927	124	3,165	(402)	-	(402)
SHINHAN-NEO Core Industrial Technology Fund		14,560	288	264	(2,032)	-	(2,032)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		67,224	29	2,943	3,207	-	3,207
Eum Private Equity Fund No.7		45,410	6	10,561	3,729	-	3,729
AJ-KOSNET Semicon One Venture Fund		14,406	178	2	(230)	-	(230)
Genesis Eco No.1 PEF		30,863	623	-	(7,946)	-	(7,946)
SHINHAN-NEO Market-Frontier 2nd Fund		59,139	1,485	11,056	2,653	-	2,653
Ulmus SHC innovation investment fund		23,322	-	5,587	5,416	-	5,416
T Core Industrial Technology 1st Venture PEF		9,715	3	198	194	-	194
TI First Property Private Investment Trust 1		2,272	21	5,173	5,115	-	5,115
Kiwoom-Shinhan Innovation Fund 2		29,907	325	14,854	14,519	-	14,519
ETRI Holdings-Shinhan 1st Unicorn Fund		8,247	-	11	(144)	-	(144)
AVES 1st Corporate Recovery Private Equity Fund		6,220	316	-	(33)	-	(33)
Reverent-Shinhan Vista Fund		28,061	-	2,541	2,237	-	2,237
JS Shinhan Private Equity Fund		163,377	724	(1,555)	(3,091)	-	(3,091)
Meta TB ESG Private Equity Fund I		20,410	-	8	(332)	-	(332)
Shinhan VC tomorrow venture fund 1		261,781	2,992	89,255	74,939	-	74,939
Stonebridge-Shinhan Unicorn Secondary Fund		50,970	672	6,450	5,755	-	5,755
Tres-Yujin Trust		26,592	301	233	230	-	230
Capstone REITs No.26		50,974	40,837	147	(600)	-	(600)
JB Incheon-Bucheon REITS No.54		14,729	11	2,109	2,081	-	2,081
Hankook Smart Real Asset Investment Trust No.3		6,352	103	7,701	(7,225)	-	(7,225)
JB Hwaseong-Hadong REITs No.53		2,559	3	3,293	3,268	-	3,268
KB Oaktree Trust No.3		28,742	798	10,358	1,632	-	1,632
KAI-The Square Fund 1		85	62	98	63	-	63
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		106,145	30	7,492	10,565	-	10,565
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		162,241	84	6,497	6,245	-	6,245
KB Distribution Private Real Estate 3-1		2	100	(100)	(2,603)	-	(2,603)
Pacific Private Investment Trust No.49-1		46,448	184	16,845	10,946	-	10,946
KIWOOM Real estate private placement fund for normal investors No. 31		4	77	(34)	(50)	-	(50)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2025
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
RIFA Real estate private placement fund for normal investors No. 51	~~W~~	19	47	4,756	(5)	-	(5)
Shinhan-Kunicorn first Fund		20,102	-	2	(4,498)	-	(4,498)
Shinhan-Quantum Startup Fund		11,281	-	29	(238)	-	(238)
Shinhan Simone Fund Ⅰ		3,917	27	199	94	-	94
Korea Investment develop seed Trust No.1		26,936	111	3,244	2,780	-	2,780
STIC ALT Global II Private Equity Fund		45,262	216	4,458	777	-	777
DDI LVC Master Real Estate Investment Trust Co., Ltd.		30,991	9	(3)	(7,607)	-	(7,607)
Find-Green New Deal 2nd Equity Fund		20,984	47	1,932	1,781	-	1,781
ShinhanFitrin 1st Technology Business Investment Association		24,396	64	688	(1,843)	-	(1,843)
Koramco Private Real Estate Fund 143		26,771	65	4,706	4,696	-	4,696
Korea Investment Top Mezzanine Private Real Estate Trust No.1		13,706	26	1,336	(5,108)	-	(5,108)
LB YoungNam Logistics Private Trust No.40		38,857	10	2,937	2,748	-	2,748
Shinhan-Cognitive Start-up Fund L.P.		12,933	277	1,534	(189)	-	(189)
Logisvalley Shinhan REIT Co., Ltd.		78,074	55,469	3,874	(710)	-	(710)
Shinhan-G.N.Tech Smart Innovation Fund		21,948	-	7,129	4,260	-	4,260
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		16,757	373	7	(732)	-	(732)
Korea Investment Green Newdeal Infra Trust No.1		62,377	27	(217)	(268)	-	(268)
BTS 2nd Private Equity Fund		42,226	157	-	(104)	-	(104)
NH-J&-IBKC Label Technology Fund		30,499	721	15,844	14,495	-	14,495
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,905	-	3,511	2,374	-	2,374
Shinhan-isquare Venture PEF 1		8,296	42	7	(155)	-	(155)
Aurum Goldrush ESG Private Fund No. 1		9,082	12	(1,155)	(1,546)	-	(1,546)
Nextrade Co., Ltd.		135,357	14,107	67,843	-	-	-
IBKC-Behigh Fund 1st		10,414	-	17	(215)	-	(215)
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		34,374	-	9,567	8,728	-	8,728
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		35,558	21	4,694	2,608	-	2,608
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		4,731	21	477	456	-	456
TogetherKorea Private Investment Trust No. 6		5,542	1	120	117	-	117
TogetherKorea Private Investment Trust No. 7		5,542	1	120	117	-	117

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2025
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Kiwoom Core Industrial Technology Investment Fund No.3	~~W~~	12,014	-	831	(127)	-	(127)
Penture K-Content Investment Fund		81,619	337	67	(16,373)	-	(16,373)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		35,845	69	10,805	10,183	-	10,183
Hana Alternative Investment Kosmes PCBO General PEF No. 1		14,278	15	2,110	1,852	-	1,852
Shinhan-Timefolio Bio Accelerator Fund		35,826	464	24,201	23,693	-	23,693
Shinhan M&A-ESG Fund		38,799	-	4,015	2,799	-	2,799
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		68,818	70	11,231	4,276	-	4,276
Shinhan Time Secondary Blind New Technology Investment Trust		23,448	-	8,951	8,686	-	8,686
Shinhan DS Secondary Investment Fund		62,721	153	43,951	43,452	-	43,452
Shinhan-openwater pre-IPO Investment Trust 1		13,138	6	6,899	6,700	-	6,700
Shinhan-CJ TechInnovation Fund 1st		11,053	-	68	(435)	-	(435)
Shinhan-Eco Venture Fund 2nd		9,001	42	249	(108)	-	(108)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		17,637	-	725	133	-	133
Hantoo Shinhan Lake K-beauty Technology Investment Trust		30,811	-	-	(1,098)	-	(1,098)
Shinhan HB Wellness 1st Investment Trust		11,722	-	869	750	-	750
Korea real Asset Fund No.3		65,623	239	8,086	3,787	-	3,787
Timefolio Tech Fund I		14,419	71	531	231	-	231
PineStreet Global Corporate FoF XIII-2		8,150	8	1,805	1,126	-	1,126
IGIS Yongsan Office General Private Real Estate Investment Trust 518		262,395	208,976	11,179	(9,200)	-	(9,200)
SH K-REITs Infra Real Estate Investment Trust (FoFs)		13,671	16	2,515	2,339	-	2,339
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		17,420	-	671	1,109	-	1,109
Time Robotics New Technology Investment Trust		12,158	-	245	(255)	-	(255)
Ascent-welcome Technology Investment Trust No.2		25,688	-	1,144	1,092	-	1,092
Igis General PE Real Estate Investment Trust 517-1		57,644	346	(1,786)	(2,573)	(776)	(3,349)
SH Ulmus M.P.E. Innovative Venture Fund 7		10,268	-	206	(347)	-	(347)
Consus Osansegyo No.2		16,406	388	383	-	-	-
Shinhan AIM Private Fund of Fund 9-B		174,507	123	35,441	7,208	-	7,208
Shinhan General Private Real Estate Investment Trust No.3		143,216	1,616	8,811	9,747	-	9,747
Paros Kosdaq Venture General Private Investment Trust No. 5		12,354	2	921	374	-	374

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2025
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan-soo secondary Fund	~~W~~	22,475	-	1,272	908	-	908
TECHFIN RATINGS Co., Ltd.		26,117	3,606	1,370	(5,711)	-	(5,711)
Songpa biz cluster PFV Co., Ltd.		2,061,152	2,013,972	-	(1,595)	-	(1,595)
Planeta PTE LTD		36,720	-	3,719	2,694	-	2,694
The E&Shinhan New Growth Up Fund		14,992	-	3,129	2,796	-	2,796
HHR Special Situation Real Estate Private Investment Trust No. 13		16,118	37	3,701	3,455	-	3,455
Shinhan-GB FutureFlow Fund L.P.		16,177	12	9	(626)	-	(626)
Credila Financial Services		8,555,773	7,082,850	907,033	199,394	(6,759)	192,635
Shinhan-DS Mezzanine Fund 1		24,137	-	5,679	5,128	-	5,128
Shinhan Time BM sobujang Fund		11,462	-	1,004	734	-	734
Tigris Fund No. 58		18,286	-	15,760	15,612	-	15,612
Shinhan Market-Frontier Fund Ⅲ		51,059	-	3,594	2,001	-	2,001
Fine North America Credit Private Mixed Asset Investment Trust 22		10,641	641	1,764	787	-	787
IGIS Private Real Estate Investment No.454		14,004	15	1	(25)	-	(25)
IGIS Private Real Estate Investment No.462		6,372	47	6	(81)	-	(81)
BNW Recharge Private Equity Fund		21,346	133	3	(12,570)	-	(12,570)
United Partners Realasset Fund No.14		30,260	53	458	405	-	405
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		1,130,346	916,520	62,187	35,016	-	35,016
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		1,115,837	912,310	55,065	27,165	-	27,165
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		1,085,990	877,765	65,151	35,020	-	35,020
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		540,904	443,282	37,459	24,955	-	24,955
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		1,110,136	877,285	87,835	61,808	-	61,808
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		532,152	416,574	50,597	38,412	-	38,412
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		22,143	102	5,643	2,597	-	2,597
SH Prestige High Dividend Security Feeder No.1[Equity]		28,356	52	9,538	9,319	-	9,319
IGIS Real Estate General Private Feeder Investment Company No.562		24,919	663	(53)	(1,716)	(1,536)	(3,252)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		1,584,731	1,289,266	43,763	(20,336)	-	(20,336)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		1,565,827	1,255,271	43,249	(5,250)	-	(5,250)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		1,378,370	1,085,625	34,074	(23,051)	-	(23,051)
Finflow		46,860	3,444	6,876	(133)	(858)	(991)
Fireant Media and Digital Service Joint Stock Company		26,827	97	403	(1,155)	-	(1,155)
ST EIP Holdings Inc.		614,640	506,195	26,162	2,582	-	2,582

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2025
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
AMP Capital Global Infrastructure Fund II B L	~~W~~	1,630,662	92,506	290,372	(78,067)	-	(78,067)
Post CR REITS No.1		5,008	8	8	-	-	-
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]		20,452	139	1,596	(206)	-	(206)

(*) Excluded associates that are not accounted for using the equity method due to disposal or for which financial information was not available as of December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,714,143	2,471,042	57,764	(22,798)	3,917	(18,881)
Shinhan-Neoplux Energy Newbiz Fund		52,550	6,398	26,255	1,591	-	1,591
Shinhan-Albatross tech investment Fund		17,575	229	17,168	(1,666)	-	(1,666)
VOGO Debt Strategy Qualified IV Private		18,573	8	5,810	3,229	-	3,229
Shinhan-Midas Donga Secondary Fund		6,304	-	868	(797)	-	(797)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,244	157	30,591	17,828	-	17,828
Shinhan Praxis K-Growth Global Private Equity Fund		26,087	6	18	(14)	-	(14)
Kiwoom Milestone Professional Private Real Estate Trust 19		-	39,013	6,701	3,188	-	3,188
Shinhan Global Healthcare Fund 1		39	4,925	-	(1)	-	(1)
KB NA Hickory Private Special Asset Fund		51,721	5,072	15,337	(1,158)	-	(1,158)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		17,260	1,779	(1,381)	(10,599)	-	(10,599)
KDBC-Midas Dong-A Global contents Fund		11,416	62	4	(7,080)	-	(7,080)
Shinhan-Nvestor Liquidity Solution Fund		20,841	270	2,354	1,236	-	1,236
Shinhan AIM FoF Fund 1-A		39,244	30	12,872	5,353	-	5,353
IGIS Global Credit Fund 150-1		19,966	12	5,917	5,008	-	5,008
Genesis North America Power Company No.1 PEF		15,514	-	7,299	7,018	-	7,018
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,375	81	28,764	28,406	-	28,406
Korea Finance Security Co., Ltd.		36,984	13,230	46,929	1,991	-	1,991
MIEL Co., Ltd.		423	565	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		165,492	885	(88,843)	(152,566)	-	(152,566)
Kiwoom-Shinhan Innovation Fund I		16,166	209	469	253	-	253
Samchully Midstream Private Placement Special Asset Fund 5-4		94,792	30	22,021	9,371	-	9,371
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		10	-	151	146	-	146
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,045	23	11,969	2,925	-	2,925
Milestone Private Real Estate Fund 3		59,637	-	1,297	(10,711)	-	(10,711)
Nomura-Rifa Private Real Estate Investment Trust 31		92,219	71,961	43,830	32,959	-	32,959
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		11,845	6	1,183	1,265	-	1,265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	11,855	285	2,219	(1,648)	-	(1,648)
Stonebridge Corporate 1st Fund		9,016	1	-	(373)	-	(373)
Vogo Realty Partners Private Real Estate Fund V		49,374	96	5,403	(6,973)	-	(6,973)
Korea Credit Bureau		153,079	68,920	172,186	9,791	-	9,791
Goduck Gangil1 PFV Co., Ltd.		9,794	542	85,798	6,326	-	6,326
SBC PFV Co., Ltd.		1,315,956	1,125,532	4	(7,622)	-	(7,622)
NH-amundi global infra private fund 16		72,552	6,617	84,498	38,998	-	38,998
SH BNCT Professional Investment Type Private Special Asset Investment Trust		311,321	-	3,086	17,396	-	17,396
Sparklabs-Shinhan Opportunity Fund 1		5,505	-	25	(2,405)	-	(2,405)
IGIS Real-estate Private Investment Trust No.33		93,113	54,852	5,709	2,863	-	2,863
Goduck Gangil10 PFV Co., Ltd.		31,122	144	59,353	6,350	-	6,350
Fidelis Global Private Real Estate Trust No.2		748	57	(1)	(2)	-	(2)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		145,170	59,302	(7,077)	(10,179)	-	(10,179)
Shinhan Global Healthcare Fund 2		31	183	1	-	-	-
Shinhan AIM Real Estate Fund No.2		6,641	1,461	123,427	(89,613)	-	(89,613)
Shinhan AIM Real Estate Fund No.1		14,604	877	164,469	(245,607)	-	(245,607)
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		179,396	52	22,204	25,277	-	25,277
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		75,611	426	11,878	6,489	-	6,489
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		22,106	29	2,581	2,283	-	2,283
Korea Omega-Shinhan Project Fund I		38,945	-	19,657	19,599	-	19,599
Samsung SRA Real Estate Professional Private 45		139,222	18,119	(11,232)	(11,358)	-	(11,358)
IBK Global New Renewable Energy Special Asset Professional Private2		114,189	-	(4,160)	(32,244)	-	(32,244)
VS Cornerstone Fund		8,085	254	-	(134)	-	(134)
NH-Amundi US Infrastructure Private Fund2		2,100	1	107	6,423	-	6,423
Kakao-Shinhan 1st TNYT Fund		48,793	96	12,387	7,840	-	7,840
Pacific Private Placement Real Estate Fund No.40		145,794	98,798	4,270	3,022	-	3,022
Mastern Private Real Estate Loan Fund No.2		3,977	14	627	590	-	590
LB Scotland Amazon Fulfillment Center Fund 29		29,223	227	3,917	(16,566)	-	(16,566)
JR AMC Hungary Budapest Office Fund 16		42,031	1,543	858	858	-	858
EDNCENTRAL Co., Ltd.		122,357	200,291	(35,285)	(70,591)	-	(70,591)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Gyeonggi-Neoplux Superman Fund	~~W~~	20,711	1,697	716	(4,218)	-	(4,218)
NewWave 6th Fund		36,572	878	9,185	(5,276)	-	(5,276)
Neoplux No.3 Private Equity Fund		129,055	7,532	1,307	(64,247)	-	(64,247)
PCC Amberstone Private Equity Fund I		67,099	-	17,359	12,898	-	12,898
KIAMCO POWERLOAN TRUST 4TH		102,831	13	8,143	12,529	-	12,529
Mastern Opportunity Seeking Real Estate Fund II		25,087	1,362	12,764	(13,478)	-	(13,478)
Neoplux Market-Frontier Secondary Fund		41,423	2	13,712	8,889	-	8,889
Synergy Green New Deal 1st New Technology Business Investment Fund		38,542	-	2,578	2,180	-	2,180
KIAMCO Vietnam Solar Special Asset Private Investment Trust		14,267	62	4,527	1,697	-	1,697
SHINHAN-NEO Core Industrial Technology Fund		16,704	400	21,363	7,522	-	7,522
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		72,396	31	3,173	2,973	-	2,973
Eum Private Equity Fund No.7		43,608	4	2,427	1,857	-	1,857
Kiwoom Hero No.4 Private Equity Fund		19,934	-	3,624	4,042	-	4,042
AJ-KOSNET Semicon One Venture Fund		14,576	122	1,827	1,613	-	1,613
Timefolio The Venture-V second		6,589	3	2,744	31	-	31
Shinhan Smilegate Global PEF I		27,798	475	(18,714)	(19,824)	-	(19,824)
Genesis Eco No.1 PEF		38,654	469	-	(490)	-	(490)
SHINHAN-NEO Market-Frontier 2nd Fund		65,802	1,402	11,931	691	-	691
J& Moorim Jade Investment Fund		21,508	-	1,862	1,740	-	1,740
Ulmus SHC innovation investment fund		17,910	-	207	(366)	-	(366)
T Core Industrial Technology 1st Venture PEF		9,541	23	206	(2,800)	-	(2,800)
TI First Property Private Investment Trust 1		7,776	21	4,139	507	-	507
Kiwoom-Shinhan Innovation Fund 2		23,991	129	429	(200)	-	(200)
ETRI Holdings-Shinhan 1st Unicorn Fund		9,391	-	7	(197)	-	(197)
SJ ESG Innovative Growth Fund		10,941	39	1	(3,791)	-	(3,791)
AVES 1st Corporate Recovery Private Equity Fund		6,131	194	-	(321)	-	(321)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Reverent-Shinhan Vista Fund	~~W~~	25,415	-	6,002	5,629	-	5,629
JS Shinhan Private Equity Fund		165,748	1	(39,164)	(40,720)	-	(40,720)
Meta TB ESG Private Equity Fund I		20,742	-	23	(321)	-	(321)
Shinhan VC tomorrow venture fund 1		180,741	2,474	19,038	(467)	-	(467)
H-IOTA Fund		38,306	517	10,346	10,044	-	10,044
Stonebridge-Shinhan Unicorn Secondary Fund		52,230	-	71	(6)	-	(6)
Tres-Yujin Trust		26,264	202	5,347	5,344	-	5,344
Shinhan-Time mezzanine blind Fund		32,851	-	4,901	4,613	-	4,613
Capstone REITs No.26		51,536	40,798	914	(761)	-	(761)
JB Incheon-Bucheon REITS No.54		12,639	5	-	(29)	-	(29)
Hankook Smart Real Asset Investment Trust No.3		18,083	66	-	(4,986)	-	(4,986)
JB Hwaseong-Hadong REITs No.53		16,034	5	-	(29)	-	(29)
KB Oaktree Trust No.3		29,674	9	7,074	2,749	-	2,749
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		177,733	143	12,600	9,210	-	9,210
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		159,621	83	6,948	(2,604)	-	(2,604)
KB Distribution Private Real Estate 3-1		64,261	50	5,118	5,118	-	5,118
Pacific Private Investment Trust No.49-1		40,988	5,671	(1,819)	(2,852)	-	(2,852)
KIWOOM Real estate private placement fund for normal investors No. 31		13,403	17	1,669	1,604	-	1,604
RIFA Real estate private placement fund for normal investors No. 51		13,461	33	153	140	-	140
Shinhan-Kunicorn first Fund		24,603	7	7	(527)	-	(527)
Shinhan-Quantum Startup Fund		11,519	-	61	(246)	-	(246)
Shinhan Simone Fund Ⅰ		8,901	3	206	(1,098)	-	(1,098)
Korea Investment develop seed Trust No.1		25,407	45	3,987	3,881	-	3,881
Tiger Green alpha Trust No.29		31,545	53	2,345	2,187	-	2,187
STIC ALT Global II Private Equity Fund		45,398	129	3,073	2,548	-	2,548
DDI LVC Master Real Estate Investment Trust Co., Ltd.		38,594	8	(60)	(5,340)	-	(5,340)
Reverent Frontier Private Equity Fund IV Specializing in Start-up Venture Business		8,758	75	-	(5,109)	-	(5,109)
Find-Green New Deal 2nd Equity Fund		19,201	47	28	(625)	-	(625)
ShinhanFitrin 1st Technology Business Investment Association		26,243	68	2,869	2,445	-	2,445
Koramco Private Real Estate Fund 143		22,055	44	15	7	-	7
Korea Investment Top Mezzanine Private Real Estate Trust No.1		44,605	165	3,876	3,845	-	3,845
LB YoungNam Logistics Private Trust No.40		38,510	10	1,794	1,771	-	1,771
Shinhan-Cognitive Start-up Fund L.P.		12,844	-	4,046	2,657	-	2,657
Cornerstone J&M Fund I		12,849	47	1	(278)	-	(278)
Logisvalley Shinhan REIT Co., Ltd.		78,877	55,563	3,872	(1,031)	-	(1,031)
Shinhan-G.N.Tech Smart Innovation Fund		26,008	-	1,395	984	-	984

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	~~W~~	13,899	383	8	(420)	-	(420)
Korea Investment Green Newdeal Infra Trust No.1		57,567	25	-	(441)	-	(441)
BTS 2nd Private Equity Fund		39,434	359	527	81	-	81
NH-J&-IBKC Label Technology Fund		35,111	425	6	(363)	-	(363)
Hanyang Time Mezzanine Fund		8,790	-	270	(703)	-	(703)
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,831	-	815	810	-	810
Shinhan-isquare Venture PEF 1		10,655	63	-	(372)	-	(372)
Aurum Goldrush ESG Private Fund No. 1		10,629	16	332	316	-	316
Capstone Develop Frontier Trust		37,644	81	4,987	4,906	-	4,906
Nextrade Co., Ltd.		123,829	2,579	(12,517)	(34,855)	-	(34,855)
IBKC-Behigh Fund 1st		10,629	-	26	(198)	-	(198)
ON No.1 Private Equity Fund		19,991	-	1,628	1,369	-	1,369
Digital New Deal Kappa Private Equity Fund		19,178	-	-	(396)	-	(396)
IBKCJS New Technology Fund No.1		8,901	-	2,523	(3,720)	-	(3,720)
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		46,301	-	9	(753)	-	(753)
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		39,658	24	9,617	5,184	-	5,184
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		4,390	19	244	224	-	224
TogetherKorea Private Investment Trust No. 6		5,425	1	150	147	-	147
TogetherKorea Private Investment Trust No. 7		5,425	1	150	147	-	147
Kiwoom Core Industrial Technology Investment Fund No.3		12,139	-	239	112	-	112
Penture K-Content Investment Fund		57,553	337	505	(1,532)	-	(1,532)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		45,013	119	43	(3,047)	-	(3,047)
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,852	15	1,524	1,469	-	1,469
Shinhan-Timefolio Bio Accelerator Fund		24,659	464	32	(458)	-	(458)
Shinhan M&A-ESG Fund		27,661	1	137	(1,245)	-	(1,245)
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		103,444	37,314	21,731	5,701	-	5,701
KDBC meta-enter New Technology investment fund		24,375	2	1	(513)	-	(513)
Shinhan Time Secondary Blind New Technology Investment Trust		9,762	-	133	(246)	-	(246)
Shinhan DS Secondary Investment Fund		5,047	152	(653)	(9,219)	-	(9,219)
Shinhan-openwater pre-IPO Investment Trust 1		11,337	5	1,873	1,386	-	1,386
Shinhan-CJ TechInnovation Fund 1st		11,488	-	66	(422)	-	(422)
Shinhan-Eco Venture Fund 2nd		9,935	42	-	(257)	-	(257)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	~~W~~	16,243	-	835	358	-	358
Hantoo Shinhan Lake K-beauty Technology Investment Trust		44,701	-	1,878	1,284	-	1,284
Shinhan HB Wellness 1st Investment Trust		10,971	-	808	688	-	688
Korea real Asset Fund No.3		58,401	468	-	(2,198)	-	(2,198)
PineStreet Global Corporate FoF XIII-2		3,748	5	173	(47)	-	(47)
IGIS Yongsan Office General Private Real Estate Investment Trust 518		271,916	206,529	16,409	(614)	-	(614)
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		16,313	-	11	(3,419)	-	(3,419)
Time Robotics New Technology Investment Trust		12,651	-	240	40	-	40
Ascent-welcome Technology Investment Trust No.2		30,597	-	16	(1,125)	-	(1,125)
Newmain I funds		25,757	3	25,313	20,278	-	20,278
Igis General PE Real Estate Investment Trust 517-1		57,074	346	11	(1,983)	-	(1,983)
SH Ulmus M.P.E. Innovative Venture Fund 7		10,612	-	250	112	-	112
Consus Osansegyo No.2		16,024	6	284	282	-	282
Shinhan AIM Private Fund of Fund 9-B		147,033	70	25,619	11,888	-	11,888
Shinhan General Private Real Estate Investment Trust No.3		130,731	2,057	5,557	(491)	-	(491)
Paros Kosdaq Venture General Private Investment Trust No. 5		23,074	-	916	2,087	-	2,087
Happy Pet Life Care New Technology Investment Association No.2		9,997	-	-	(1,523)	-	(1,523)
Shinhan-soo secondary Fund		21,567	-	77	(982)	-	(982)
TECHFIN RATINGS Co., Ltd.		32,223	4,000	170	(3,089)	-	(3,089)
Songpa biz cluster PFV Co., Ltd.		909,499	860,724	-	(1,225)	-	(1,225)
Planeta PTE LTD		36,088	2,061	1,677	3,354	-	3,354
The E&Shinhan New Growth Up Fund		7,035	-	16	(163)	-	(163)
Shinhan-GB FutureFlow Fund L.P.		8,951	99	(98)	(801)	-	(801)
Credila Financial Services		6,597,497	5,362,148	188,931	36,768	-	36,768
Shinhan Market-Frontier Fund Ⅲ		29,058	-	89	(940)	-	(940)
DB IPO HighYield Fund 1		14,974	-	970	846	-	846
Exponential SQUARE Private Investment Trust No.1		10,233	18	3,365	220	-	220
Fine North America Credit Private Mixed Asset Investment Trust 22		8,610	769	1,062	401	-	401
IGIS Private Real Estate Investment No.454		14,022	12	95	81	-	81
IGIS Private Real Estate Investment No.462		6,445	39	223	176	-	176
BNW Recharge Private Equity Fund		33,918	133	2,050	1,755	-	1,755

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(c) Summarized financial information of major associates as of December 31, 2025 and 2024 is as follows (continued):

		December 31, 2024
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
United Partners Realasset Fund No.14	~~W~~	30,026	32	206	(6)	-	(6)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		1,758,651	1,399,238	78,021	30,627	-	30,627
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		1,186,406	945,673	50,564	19,152	-	19,152
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		1,086,016	811,622	37,721	19,563	-	19,563
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		1,085,298	810,379	36,610	18,667	-	18,667
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		1,084,569	818,607	42,410	24,595	-	24,595
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		525,649	418,113	2,206	(155)	-	(155)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		1,045,465	826,940	(1,922)	(4,905)	-	(4,905)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		523,914	422,896	5,962	5,122	-	5,122
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		18,870	109	7,131	3,895	-	3,895

(*) Excluded associates that are not accounted for using the equity method due to disposal or for which financial information was not available as of December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows:

	December 31, 2025
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	243,378	14.99	36,482	(5)	-	36,477
Shinhan-Neoplux Energy Newbiz Fund		41,130	31.66	13,022	-	-	13,022
Shinhan-Albatross tech investment Fund		11,331	50.00	5,666	-	-	5,666
VOGO Debt Strategy Qualified IV Private		9,189	20.00	1,838	-	-	1,838
Shinhan-Midas Donga Secondary Fund		3,417	50.00	1,709	-	-	1,709
ShinHan – Soo Young Entrepreneur Investment Fund No.1		7,266	24.00	1,744	-	-	1,744
Shinhan Praxis K-Growth Global Private Equity Fund		26,080	14.15	3,690	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*6)		(36,819)	50.00	(18,409)	-	18,409	-
Shinhan Global Healthcare Fund 1 (*6)		(3,469)	4.41	(153)	-	153	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		12,325	44.02	5,426	-	-	5,426
Shinhan-Nvestor Liquidity Solution Fund		14,964	24.92	3,729	-	-	3,729
Shinhan AIM FoF Fund 1-A		2	25.00	1	-	-	1
IGIS Global Credit Fund 150-1		3,973	25.00	993	-	-	993
Nomura-Rifa Private Real Estate Investment Trust 19 (*6)		(11,282)	31.20	(3,520)	-	3,520	-
Genesis North America Power Company No.1 PEF		13,846	43.84	6,071	-	-	6,071
Korea Finance Security Co., Ltd.		25,812	14.91	3,849	-	-	3,849
MIEL Co., Ltd. (*2)		(142)	28.77	(41)	-	41	-
AIP Transportation Specialized Privately Placed Fund Trust #1		175,703	35.73	62,771	-	-	62,771
Kiwoom-Shinhan Innovation Fund I		15,508	50.00	7,754	-	-	7,754
Samchully Midstream Private Placement Special Asset Fund 5-4		83,873	41.67	34,947	-	-	34,947
MK Ventures-K Clavis Growth Capital Venture Fund 1		7	26.67	2	-	-	2
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		53,479	60.00	32,087	-	-	32,087
Milestone Private Real Estate Fund 3		66,361	32.06	21,276	-	-	21,276
Nomura-Rifa Private Real Estate Investment Trust 31		19,437	31.31	6,086	-	-	6,086
FuturePlay-Shinhan TechInnovation Fund 1		12,604	50.00	6,302	-	-	6,302
Vogo Realty Partners Private Real Estate Fund V		47,464	21.64	10,271	-	-	10,271

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2025
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Korea Credit Bureau	~~W~~	112,649	9.00	10,138	-	-	10,138
Goduck Gangil1 PFV Co., Ltd.		6,069	1.04	63	-	-	63
SBC PFV Co., Ltd. (*3)		179,777	25.00	44,944	-	(9,990)	34,954
NH-amundi global infra private fund 16		55,599	50.00	27,800	-	-	27,800
SH BNCT Professional Investment Type Private Special Asset Investment Trust		284,142	72.50	206,003	-	-	206,003
IGIS Real-estate Private Investment Trust No.33		27,972	24.18	6,764	-	-	6,764
Fidelis Global Private Real Estate Trust No.2		691	79.63	551	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		58,718	28.70	16,852	-	-	16,852
Shinhan Global Healthcare Fund 2 (*6)		(152)	13.68	(21)	-	21	-
Shinhan AIM Real Estate Fund No.1		30,954	21.01	6,504	-	-	6,504
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		178,354	22.02	39,273	-	-	39,273
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		67,769	29.19	19,782	-	-	19,782
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		21,940	71.43	15,672	-	-	15,672
Korea Omega-Shinhan Project Fund I		10,725	50.00	5,363	-	-	5,363
Samsung SRA Real Estate Professional Private 45		116,124	25.00	29,031	-	-	29,031
IBK Global New Renewable Energy Special Asset Professional Private2		96,767	28.98	28,048	-	-	28,048
Kakao-Shinhan 1st TNYT Fund		48,963	48.62	23,806	-	-	23,806
Pacific Private Placement Real Estate Fund No.40		77,039	24.73	19,052	-	-	19,052
LB Scotland Amazon Fulfillment Center Fund 29		35,288	65.00	22,937	-	-	22,937
JR AMC Hungary Budapest Office Fund 16		41,173	34.87	14,357	-	-	14,357
Gyeonggi-Neoplux Superman Fund		19,336	21.76	4,208	-	-	4,208
NewWave 6th Fund		32,786	30.00	9,836	-	-	9,836
Neoplux No.3 Private Equity Fund		102,085	10.00	10,209	-	-	10,209
PCC Amberstone Private Equity Fund I		36,997	21.67	8,017	-	-	8,017
KIAMCO POWERLOAN TRUST 4TH		98,800	47.37	46,800	-	-	46,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2025
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Mastern Opportunity Seeking Real Estate Fund II	~~W~~	5,738	20.00	1,148	-	-	1,148
Neoplux Market-Frontier Secondary Fund		28,177	19.74	5,562	-	-	5,562
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,803	50.00	6,902	-	-	6,902
SHINHAN-NEO Core Industrial Technology Fund		14,272	49.75	7,100	-	-	7,100
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		67,195	30.00	20,158	-	-	20,158
Eum Private Equity Fund No.7		45,404	21.00	9,534	-	-	9,534
AJ-KOSNET Semicon One Venture Fund		14,228	22.22	3,161	-	-	3,161
Genesis Eco No.1 PEF		30,240	29.01	8,772	-	-	8,772
SHINHAN-NEO Market-Frontier 2nd Fund		57,654	42.70	24,618	-	-	24,618
Ulmus SHC innovation investment fund		23,322	24.04	5,607	-	-	5,607
T Core Industrial Technology 1st Venture PEF		9,712	31.47	3,056	-	-	3,056
TI First Property Private Investment Trust 1		2,251	40.00	900	-	-	900
Kiwoom-Shinhan Innovation Fund 2		29,582	42.86	12,679	-	-	12,679
ETRI Holdings-Shinhan 1st Unicorn Fund		8,247	50.00	4,124	-	-	4,124
AVES 1st Corporate Recovery Private Equity Fund		5,904	76.19	4,498	-	-	4,498
Reverent-Shinhan Vista Fund		28,061	13.41	3,763	-	-	3,763
JS Shinhan Private Equity Fund		162,653	3.85	6,262	-	-	6,262
Meta TB ESG Private Equity Fund I		20,410	27.40	5,592	-	-	5,592
Shinhan VC tomorrow venture fund 1		258,789	39.62	102,540	-	-	102,540
Stonebridge-Shinhan Unicorn Secondary Fund		50,298	26.01	13,082	-	-	13,082
Tres-Yujin Trust		26,291	50.00	13,146	-	-	13,146
Capstone REITs No.26		10,137	50.00	5,069	-	-	5,069
JB Incheon-Bucheon REITS No.54		14,718	39.31	5,785	-	-	5,785
Hankook Smart Real Asset Investment Trust No.3		6,249	33.33	2,083	-	-	2,083
JB Hwaseong-Hadong REITs No.53		2,556	31.03	793	-	-	793
KB Oaktree Trust No.3		27,944	33.33	9,314	-	-	9,314
KAI-The Square Fund 1		23	47.96	11	-	-	11
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		106,115	29.73	31,548	-	-	31,548
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		162,157	24.85	40,296	-	-	40,296
KB Distribution Private Real Estate 3-1 (*6)		(98)	37.50	(37)	-	37	-
Pacific Private Investment Trust No.49-1		46,264	79.28	36,678	-	-	36,678
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)		(73)	60.00	(44)	-	44	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2025
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
RIFA Real estate private placement fund for normal investors No. 51 (*6)	~~W~~	(28)	40.00	(11)	-	11	-
Shinhan-Kunicorn first Fund		20,102	38.31	7,701	-	-	7,701
Shinhan-Quantum Startup Fund		11,281	49.18	5,548	-	-	5,548
Shinhan Simone Fund Ⅰ		3,890	38.46	1,496	-	-	1,496
Korea Investment develop seed Trust No.1		26,825	40.00	10,730	-	-	10,730
STIC ALT Global II Private Equity Fund		45,046	21.74	9,793	-	-	9,793
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		30,982	15.00	4,647	-	12	4,659
Find-Green New Deal 2nd Equity Fund		20,937	22.57	4,726	-	-	4,726
ShinhanFitrin 1st Technology Business Investment Association		24,332	16.17	3,934	-	-	3,934
Koramco Private Real Estate Fund 143		26,706	30.30	8,092	-	-	8,092
Korea Investment Top Mezzanine Private Real Estate Trust No.1		13,680	22.22	3,040	-	-	3,040
LB YoungNam Logistics Private Trust No.40		38,847	25.00	9,712	-	-	9,712
Shinhan-Cognitive Start-up Fund L.P.		12,656	32.77	4,147	-	-	4,147
Logisvalley Shinhan REIT Co., Ltd. (*1)		22,605	20.27	4,582	-	(1,337)	3,245
Shinhan-G.N.Tech Smart Innovation Fund		21,948	50.00	10,974	-	-	10,974
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		16,384	50.00	8,192	-	-	8,192
Korea Investment Green Newdeal Infra Trust No.1		62,350	27.97	17,439	-	-	17,439
BTS 2nd Private Equity Fund		42,069	26.00	10,938	-	-	10,938
NH-J&-IBKC Label Technology Fund		29,778	27.81	8,281	-	-	8,281
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,905	50.00	3,953	-	-	3,953
Shinhan-isquare Venture PEF 1		8,254	40.00	3,301	-	-	3,301
Aurum Goldrush ESG Private Fund No. 1		9,070	28.33	2,569	-	-	2,569
Nextrade Co., Ltd.		121,250	8.00	9,700	-	-	9,700
IBKC-Behigh Fund 1st		10,414	29.73	3,096	-	-	3,096
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		34,374	20.83	7,160	-	-	7,160
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		35,537	28.57	10,153	-	-	10,153
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		4,710	75.00	3,533	-	-	3,533
TogetherKorea Private Investment Trust No. 6		5,541	99.98	5,540	-	-	5,540
TogetherKorea Private Investment Trust No. 7		5,541	99.98	5,540	-	-	5,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2025
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Kiwoom Core Industrial Technology Investment Fund No.3	~~W~~	12,014	34.75	4,175	-	-	4,175
Penture K-Content Investment Fund		81,282	19.78	16,080	-	-	16,080
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		35,776	30.00	10,733	-	-	10,733
Hana Alternative Investment Kosmes PCBO General PEF No. 1		14,263	37.04	5,283	-	-	5,283
Shinhan-Timefolio Bio Accelerator Fund		35,362	48.39	17,112	-	-	17,112
Shinhan M&A-ESG Fund		38,799	23.33	9,053	-	-	9,053
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		68,748	28.43	19,548	-	-	19,548
Shinhan Time Secondary Blind New Technology Investment Trust		23,448	47.50	11,138	-	-	11,138
Shinhan DS Secondary Investment Fund		62,568	49.83	31,178	-	-	31,178
Shinhan-openwater pre-IPO Investment Trust 1		13,132	50.00	6,566	-	-	6,566
Shinhan-CJ TechInnovation Fund 1st		11,053	40.00	4,421	-	-	4,421
Shinhan-Eco Venture Fund 2nd		8,959	40.00	3,584	-	-	3,584
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		17,637	40.00	7,055	-	-	7,055
Hantoo Shinhan Lake K-beauty Technology Investment Trust		30,811	22.96	7,074	-	-	7,074
Shinhan HB Wellness 1st Investment Trust		11,722	48.54	5,690	-	-	5,690
Korea real Asset Fund No.3		65,384	28.57	18,680	-	-	18,680
Timefolio Tech Fund I		14,348	21.18	3,039	-	-	3,039
PineStreet Global Corporate FoF XIII-2		8,142	100.00	8,142	-	-	8,142
IGIS Yongsan Office General Private Real Estate Investment Trust 518		53,419	26.22	14,006	-	-	14,006
SH K-REITs Infra Real Estate Investment Trust (FoFs)		13,655	23.30	3,182	-	-	3,182
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		17,420	22.99	4,005	-	-	4,005
Time Robotics New Technology Investment Trust		12,158	29.86	3,630	-	-	3,630
Ascent-welcome Technology Investment Trust No.2		25,688	27.65	7,103	-	-	7,103
Igis General PE Real Estate Investment Trust 517-1		57,298	96.71	55,414	(439)	-	54,975
SH Ulmus M.P.E. Innovative Venture Fund 7		10,268	28.57	2,933	-	-	2,933
Consus Osansegyo No.2		16,018	50.00	8,009	-	-	8,009
Shinhan AIM Private Fund of Fund 9-B		174,384	25.00	43,596	-	-	43,596
Shinhan General Private Real Estate Investment Trust No.3		141,600	20.75	29,389	-	-	29,389
Paros Kosdaq Venture General Private Investment Trust No. 5		12,352	29.45	3,638	-	-	3,638

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2025
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan-soo secondary Fund	~~W~~	22,475	77.61	17,442	-	-	17,442
TECHFIN RATINGS Co., Ltd. (*4)		22,511	45.00	10,130	-	12,910	23,040
Songpa biz cluster PFV Co., Ltd.		47,180	27.40	12,927	-	-	12,927
Planeta PTE LTD		36,720	33.33	12,239	-	-	12,239
The E&Shinhan New Growth Up Fund		14,992	50.00	7,496	-	-	7,496
HHR Special Situation Real Estate Private Investment Trust No. 13		16,081	20.00	3,216	-	-	3,216
Shinhan-GB FutureFlow Fund L.P.		16,165	50.00	8,082	-	-	8,082
Credila Financial Services (*4)		1,472,923	10.06	148,176	-	117,638	265,814
Shinhan-DS Mezzanine Fund 1		24,137	15.09	3,643	-	-	3,643
Shinhan Time BM sobujang Fund		11,462	29.41	3,371	-	-	3,371
Tigris Fund No. 58		18,286	20.83	3,809	-	-	3,809
Shinhan Market-Frontier Fund Ⅲ		51,059	44.02	22,476	-	-	22,476
Fine North America Credit Private Mixed Asset Investment Trust 22		10,000	58.82	5,883	-	-	5,883
IGIS Private Real Estate Investment No.454		13,989	24.04	3,362	-	-	3,362
IGIS Private Real Estate Investment No.462		6,325	69.20	4,377	-	-	4,377
BNW Recharge Private Equity Fund		21,213	21.13	4,482	-	-	4,482
United Partners Realasset Fund No.14		30,207	33.33	10,068	-	-	10,068
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		213,826	7.67	16,396	-	-	16,396
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		203,527	7.79	15,854	-	-	15,854
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		208,225	7.67	15,977	-	-	15,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		97,622	7.40	7,225	-	-	7,225
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		232,851	6.39	14,873	-	-	14,873
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		115,578	6.55	7,567	-	-	7,567
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		22,041	19.91	4,388	-	-	4,388
SH Prestige High Dividend Security Feeder No.1[Equity]		28,304	23.92	6,770	-	-	6,770
IGIS Real Estate General Private Feeder Investment Company No.562 (*5)		24,256	88.46	21,457	(264)	25	21,218
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		295,465	4.97	14,689	-	-	14,689
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		310,556	4.97	15,439	-	-	15,439
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		292,745	4.97	14,554	-	-	14,554
Finflow (*1)		43,416	15.00	6,512	-	526	7,038
Fireant Media and Digital Service Joint Stock Company		26,730	17.66	4,721	-	-	4,721
ST EIP Holdings Inc.		108,445	49.00	53,138	-	-	53,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2025
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
AMP Capital Global Infrastructure Fund II B L	~~W~~	1,538,156	1.50	23,072	-	-	23,072
Post CR REITS No.1		5,000	70.00	3,500	-	-	3,500
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]		20,313	23.30	4,733	-	-	4,733

(*1) Others represent the adjustments of fair value when acquired.

(*2) Others represent fair value adjustment amounts recognized at the time of acquisition and cumulative losses that were not recognized due to the suspension of equity method accounting after the carrying amount of the investment account was reduced to zero as a result of accumulated deficits.

(*3) Others represent adjustments resulting from the equity method not being applied to non-voting preferred shares issued by the investee.

(*4) Others represent goodwill recognized at the time of acquisition.

(*5) Others represent changes between the financial statements used for the external fair value valuation and those as of the end of the reporting period.

(*6) Others represent cumulative unrecognized losses arising from the suspension of equity method accounting after the carrying amount of the investment account was reduced to zero due to accumulated deficits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	243,101	14.99	36,441	(5)	-	36,436
Shinhan-Neoplux Energy Newbiz Fund		46,152	31.66	14,612	-	-	14,612
Shinhan-Albatross tech investment Fund		17,346	50.00	8,672	-	-	8,672
VOGO Debt Strategy Qualified IV Private		18,565	20.00	3,713	-	-	3,713
Shinhan-Midas Donga Secondary Fund		6,304	50.00	3,152	-	-	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,087	24.00	3,381	-	-	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		26,081	14.15	3,690	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*5)		(39,013)	50.00	(19,506)	-	19,506	-
Shinhan Global Healthcare Fund 1 (*5)		(4,886)	3.13	(153)	-	153	-
KB NA Hickory Private Special Asset Fund		46,649	37.50	17,493	-	-	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		15,481	44.02	6,815	-	-	6,815
KDBC-Midas Dong-A Global contents Fund		11,354	23.26	2,640	-	-	2,640
Shinhan-Nvestor Liquidity Solution Fund		20,571	24.92	5,126	-	-	5,126
Shinhan AIM FoF Fund 1-A		39,214	25.00	9,804	-	-	9,804
IGIS Global Credit Fund 150-1		19,954	25.00	4,989	-	-	4,989
Genesis North America Power Company No.1 PEF		15,514	43.84	6,802	-	-	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,294	23.33	9,402	-	-	9,402
Korea Finance Security Co., Ltd.		23,754	14.91	3,542	-	-	3,542
MIEL Co., Ltd. (*2)		(142)	28.77	(41)	-	41	-
AIP Transportation Specialized Privately Placed Fund Trust #1		164,607	35.73	58,807	-	-	58,807
Kiwoom-Shinhan Innovation Fund I		15,957	50.00	7,979	-	-	7,979
Samchully Midstream Private Placement Special Asset Fund 5-4		94,762	41.67	39,484	-	-	39,484
MK Ventures-K Clavis Growth Capital Venture Fund 1		10	26.67	3	-	-	3
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,022	60.00	35,413	-	-	35,413
Milestone Private Real Estate Fund 3		59,637	32.06	19,120	-	-	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		20,258	31.31	6,343	-	-	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		11,839	21.27	2,518	-	-	2,518

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	11,570	50.00	5,785	-	-	5,785
Stonebridge Corporate 1st Fund		9,015	44.12	3,977	-	-	3,977
Vogo Realty Partners Private Real Estate Fund V		49,278	21.64	10,662	-	-	10,662
Korea Credit Bureau		84,159	9.00	7,574	-	-	7,574
Goduck Gangil1 PFV Co., Ltd.		9,252	1.04	96	-	-	96
SBC PFV Co., Ltd. (*3)		190,424	25.00	47,606	-	(9,990)	37,616
NH-amundi global infra private fund 16		65,935	50.00	32,968	-	-	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		311,321	72.50	225,708	-	-	225,708
Sparklabs-Shinhan Opportunity Fund 1		5,505	49.50	2,725	-	-	2,725
IGIS Real-estate Private Investment Trust No.33		38,261	40.86	15,632	-	-	15,632
Goduck Gangil10 PFV Co., Ltd.		30,978	19.90	6,165	-	-	6,165
Fidelis Global Private Real Estate Trust No.2		691	79.63	551	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		85,868	28.70	24,644	-	-	24,644
Shinhan Global Healthcare Fund 2 (*5)		(152)	13.68	(21)	-	21	-
Shinhan AIM Real Estate Fund No.2		5,180	30.00	1,554	-	-	1,554
Shinhan AIM Real Estate Fund No.1		13,727	21.01	2,884	-	-	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		179,344	22.02	39,491	-	-	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		75,185	29.19	21,947	-	-	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		22,077	71.43	15,770	-	-	15,770
Korea Omega-Shinhan Project Fund I		38,945	50.00	19,473	-	-	19,473
Samsung SRA Real Estate Professional Private 45		121,103	25.00	30,276	-	-	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		114,189	28.98	33,098	-	-	33,098
VS Cornerstone Fund		7,831	41.18	3,225	-	-	3,225
NH-Amundi US Infrastructure Private Fund2		2,099	25.91	544	-	-	544
Kakao-Shinhan 1st TNYT Fund		48,697	48.62	23,678	-	-	23,678
Pacific Private Placement Real Estate Fund No.40		46,996	24.73	11,623	-	-	11,623
Mastern Private Real Estate Loan Fund No.2		3,963	33.57	1,330	-	-	1,330
LB Scotland Amazon Fulfillment Center Fund 29		28,996	65.00	18,848	-	-	18,848
JR AMC Hungary Budapest Office Fund 16		40,488	32.57	13,187	-	-	13,187
EDNCENTRAL Co., Ltd. (*6)		(77,934)	13.47	(10,495)	-	10,495	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Gyeonggi-Neoplux Superman Fund	~~W~~	19,014	21.76	4,138	-	-	4,138
NewWave 6th Fund		35,694	30.00	10,708	-	-	10,708
Neoplux No.3 Private Equity Fund		121,523	10.00	12,152	-	-	12,152
PCC Amberstone Private Equity Fund I		67,099	21.67	14,540	-	-	14,540
KIAMCO POWERLOAN TRUST 4TH		102,818	47.37	48,703	-	-	48,703
Mastern Opportunity Seeking Real Estate Fund II		23,725	22.22	5,272	-	-	5,272
Neoplux Market-Frontier Secondary Fund		41,421	19.74	8,175	-	-	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		38,542	28.17	10,857	-	-	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		14,205	50.00	7,103	-	-	7,103
SHINHAN-NEO Core Industrial Technology Fund		16,304	49.75	8,111	-	-	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		72,365	30.00	21,710	-	-	21,710
Eum Private Equity Fund No.7		43,604	21.00	9,156	-	-	9,156
Kiwoom Hero No.4 Private Equity Fund		19,934	21.05	4,197	-	-	4,197
AJ-KOSNET Semicon One Venture Fund		14,454	22.22	3,212	-	-	3,212
Timefolio The Venture-V second		6,586	20.73	1,365	-	-	1,365
Shinhan Smilegate Global PEF I		27,323	14.21	3,882	-	-	3,882
Genesis Eco No.1 PEF		38,185	29.01	11,077	-	-	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		64,400	42.70	27,499	-	-	27,499
J& Moorim Jade Investment Fund		21,508	24.89	5,353	-	-	5,353
Ulmus SHC innovation investment fund		17,910	24.04	4,305	-	-	4,305
T Core Industrial Technology 1st Venture PEF		9,518	31.47	2,995	-	-	2,995
TI First Property Private Investment Trust 1		7,755	40.00	3,102	-	-	3,102
Kiwoom-Shinhan Innovation Fund 2		23,862	42.86	10,227	-	-	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		9,391	50.00	4,696	-	-	4,696
SJ ESG Innovative Growth Fund		10,902	28.57	3,115	-	-	3,115
AVES 1st Corporate Recovery Private Equity Fund		5,937	76.19	4,523	-	-	4,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Reverent-Shinhan Vista Fund	~~W~~	25,415	13.41	3,409	-	-	3,409
JS Shinhan Private Equity Fund		165,747	3.85	6,381	-	-	6,381
Meta TB ESG Private Equity Fund I		20,742	27.40	5,683	-	-	5,683
Shinhan VC tomorrow venture fund 1		178,267	39.62	70,633	-	-	70,633
H-IOTA Fund		37,789	24.81	9,377	-	-	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		52,230	26.01	13,587	-	-	13,587
Tres-Yujin Trust		26,062	50.00	13,031	-	-	13,031
Shinhan-Time mezzanine blind Fund		32,851	50.00	16,426	-	-	16,426
Capstone REITs No.26		10,738	50.00	5,369	-	-	5,369
JB Incheon-Bucheon REITS No.54		12,634	39.31	4,967	-	-	4,967
Hankook Smart Real Asset Investment Trust No.3		18,017	33.33	6,006	-	-	6,006
JB Hwaseong-Hadong REITs No.53		16,029	31.03	4,974	-	-	4,974
KB Oaktree Trust No.3		29,665	33.33	9,888	-	-	9,888
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		177,590	29.73	52,797	-	-	52,797
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		159,538	24.85	39,645	-	-	39,645
KB Distribution Private Real Estate 3-1		64,211	37.50	24,079	-	-	24,079
Pacific Private Investment Trust No.49-1		35,317	79.28	28,000	-	-	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		13,386	60.00	8,032	-	-	8,032
RIFA Real estate private placement fund for normal investors No. 51		13,428	40.00	5,371	-	-	5,371
Shinhan-Kunicorn first Fund		24,596	38.31	9,424	-	-	9,424
Shinhan-Quantum Startup Fund		11,519	49.18	5,665	-	-	5,665
Shinhan Simone Fund Ⅰ		8,898	38.46	3,422	-	-	3,422
Korea Investment develop seed Trust No.1		25,362	40.00	10,145	-	-	10,145
Tiger Green alpha Trust No.29		31,492	95.24	29,992	-	-	29,992
STIC ALT Global II Private Equity Fund		45,269	21.74	9,841	-	-	9,841
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		38,586	15.00	5,788	-	12	5,800
Reverent Frontier Private Equity Fund IV Specializing in Start-up Venture Business		8,683	23.89	2,074	-	-	2,074
Find-Green New Deal 2nd Equity Fund		19,154	22.57	4,324	-	-	4,324
ShinhanFitrin 1st Technology Business Investment Association		26,175	16.17	4,232	-	-	4,232
Koramco Private Real Estate Fund 143		22,011	30.30	6,669	-	-	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1		44,440	22.22	9,876	-	-	9,876
LB YoungNam Logistics Private Trust No.40		38,500	25.00	9,625	-	-	9,625
Shinhan-Cognitive Start-up Fund L.P.		12,844	32.77	4,209	-	-	4,209
Cornerstone J&M Fund I		12,802	26.67	3,414	-	-	3,414
Logisvalley Shinhan REIT Co., Ltd. (*1)		23,314	20.27	4,726	-	(1,337)	3,389
Shinhan-G.N.Tech Smart Innovation Fund		26,008	50.00	13,004	-	-	13,004

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	~~W~~	13,516	50.00	6,758	-	-	6,758
Korea Investment Green Newdeal Infra Trust No.1		57,542	27.97	16,096	-	-	16,096
BTS 2nd Private Equity Fund		39,075	26.00	10,159	-	-	10,159
NH-J&-IBKC Label Technology Fund		34,686	27.81	9,646	-	-	9,646
Hanyang Time Mezzanine Fund		8,790	28.57	2,511	-	-	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,831	50.00	3,916	-	-	3,916
Shinhan-isquare Venture PEF 1		10,592	40.00	4,237	-	-	4,237
Aurum Goldrush ESG Private Fund No. 1		10,613	28.33	3,007	-	-	3,007
Capstone Develop Frontier Trust		37,563	21.43	8,049	-	-	8,049
Nextrade Co., Ltd.		121,250	8.00	9,700	-	-	9,700
IBKC-Behigh Fund 1st		10,629	29.73	3,160	-	-	3,160
ON No.1 Private Equity Fund		19,991	28.57	5,712	-	-	5,712
Digital New Deal Kappa Private Equity Fund		19,178	24.75	4,747	-	-	4,747
IBKCJS New Technology Fund No.1		8,901	29.41	2,618	-	-	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		46,301	20.83	9,646	-	-	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		39,634	28.57	11,324	-	-	11,324
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		4,371	75.00	3,278	-	-	3,278
TogetherKorea Private Investment Trust No. 6		5,424	99.98	5,423	-	-	5,423
TogetherKorea Private Investment Trust No. 7		5,424	99.98	5,423	-	-	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		12,139	34.75	4,219	-	-	4,219
Penture K-Content Investment Fund		57,216	19.78	11,319	-	-	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		44,894	30.00	13,468	-	-	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,837	37.04	5,125	-	-	5,125
Shinhan-Timefolio Bio Accelerator Fund		24,195	48.39	11,707	-	-	11,707
Shinhan M&A-ESG Fund		27,660	23.33	6,454	-	-	6,454
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		66,130	28.43	18,804	-	-	18,804
KDBC meta-enter New Technology investment fund		24,373	27.89	6,797	-	-	6,797
Shinhan Time Secondary Blind New Technology Investment Trust		9,762	47.50	4,637	-	-	4,637
Shinhan DS Secondary Investment Fund		4,895	49.83	2,439	-	-	2,439
Shinhan-openwater pre-IPO Investment Trust 1		11,332	50.00	5,666	-	-	5,666
Shinhan-CJ TechInnovation Fund 1st		11,488	40.00	4,595	-	-	4,595
Shinhan-Eco Venture Fund 2nd		9,893	40.00	3,957	-	-	3,957

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	~~W~~	16,243	40.00	6,497	-	-	6,497
Hantoo Shinhan Lake K-beauty Technology Investment Trust		44,701	22.96	10,264	-	-	10,264
Shinhan HB Wellness 1st Investment Trust		10,971	48.54	5,326	-	-	5,326
Korea real Asset Fund No.3		57,933	28.57	16,552	-	-	16,552
PineStreet Global Corporate FoF XIII-2		3,743	100.00	3,743	-	-	3,743
IGIS Yongsan Office General Private Real Estate Investment Trust 518		65,387	26.22	17,144	-	-	17,144
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		16,313	22.99	3,750	-	-	3,750
Time Robotics New Technology Investment Trust		12,651	29.86	3,778	-	-	3,778
Ascent-welcome Technology Investment Trust No.2		30,597	27.65	8,460	-	-	8,460
Newmain I funds		25,754	36.36	9,364	-	-	9,364
Igis General PE Real Estate Investment Trust 517-1		56,728	96.78	54,902	-	-	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		10,612	28.57	3,032	-	-	3,032
Consus Osansegyo No.2		16,018	50.00	8,009	-	-	8,009
Shinhan AIM Private Fund of Fund 9-B		146,963	25.00	36,741	-	-	36,741
Shinhan General Private Real Estate Investment Trust No.3		128,674	20.75	26,706	-	-	26,706
Paros Kosdaq Venture General Private Investment Trust No. 5		23,074	28.56	6,590	-	-	6,590
Happy Pet Life Care New Technology Investment Association No.2		9,997	30.00	2,999	-	-	2,999
Shinhan-soo secondary Fund		21,567	77.61	16,737	-	-	16,737
TECHFIN RATINGS Co., Ltd. (*4)		28,223	45.00	12,700	-	12,910	25,610
Songpa biz cluster PFV Co., Ltd.		48,775	27.40	13,364	-	-	13,364
Planeta PTE LTD		34,027	33.33	11,341	-	-	11,341
The E&Shinhan New Growth Up Fund		7,035	50.00	3,518	-	-	3,518
Shinhan-GB FutureFlow Fund L.P.		8,852	58.18	5,150	-	-	5,150
Credila Financial Services (*4)		1,235,349	10.93	135,024	-	128,092	263,116
Shinhan Market-Frontier Fund Ⅲ		29,058	44.02	12,791	-	-	12,791
DB IPO HighYield Fund 1		14,974	28.57	4,278	-	-	4,278
Exponential SQUARE Private Investment Trust No.1		10,215	50.99	5,208	-	-	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		7,841	58.82	4,613	-	-	4,613
IGIS Private Real Estate Investment No.454		14,010	24.04	3,368	-	-	3,368
IGIS Private Real Estate Investment No.462		6,406	69.20	4,433	-	-	4,433
BNW Recharge Private Equity Fund		33,785	21.13	7,138	-	-	7,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(d) The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2025 and 2024 is as follows (continued):

	December 31, 2024
Investees		Net assets (a)	Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
United Partners Realasset Fund No.14	~~W~~	29,994	33.33	9,998	-	-	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		359,413	5.00	17,977	-	-	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		240,733	5.00	12,035	-	-	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		274,394	5.00	13,711	-	-	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		274,919	5.00	13,738	-	-	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		265,962	5.00	13,290	-	-	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		107,536	5.00	5,378	-	-	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		218,525	5.00	10,925	-	-	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		101,018	5.00	5,052	-	-	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		18,761	22.37	4,197	-	-	4,197

(*1) Others represent the adjustments of fair value when acquired.

(*2) Others represent fair value adjustment amounts recognized at the time of acquisition and cumulative losses that were not recognized due to the suspension of equity method accounting after the carrying amount of the investment account was reduced to zero as a result of accumulated deficits.

(*3) Others represent adjustments resulting from the equity method not being applied to non-voting preferred shares issued by the investee.

(*4) Others represent goodwill recognized at the time of acquisition.

(*5) Others represent changes between the financial statements used for the external fair value valuation and those as of the end of the reporting period.

(*6) Others represent cumulative unrecognized losses arising from the suspension of equity method accounting after the carrying amount of the investment account was reduced to zero due to accumulated deficits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
Investees		Unrecognized changes during the current period	Cumulative unrecognized equity method losses
MIEL Co., Ltd.	~~W~~	-	(41)
Shinhan Global Healthcare Fund 1		-	(153)
Shinhan Global Healthcare Fund 2		-	(21)
Kiwoom Milestone Professional Private Real Estate Trust 19		1,097	(18,409)
KIWOOM Real estate private placement fund for normal investors No. 31		(44)	(44)
RIFA Real estate private placement fund for normal investors No. 51		(11)	(11)
KB Distribution Private Real Estate 3-1		(37)	(37)
Nomura-Rifa Private Real Estate Investment Trust 19		(3,520)	(3,520)
	~~W~~	(2,515)	(22,236)

		December 31, 2024
Investees		Unrecognized changes during the prior period	Cumulative unrecognized equity method losses
MIEL Co., Ltd.	~~W~~	-	(41)
Shinhan Global Healthcare Fund 1		-	(153)
Shinhan Global Healthcare Fund 2		-	(21)
EDNCENTRAL Co., Ltd.		(4,818)	(10,495)
Kiwoom Milestone Professional Private Real Estate Trust 19		(73)	(19,506)
	~~W~~	(4,891)	(30,216)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

17. Investment properties

(a) Investment properties as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Acquisition cost	~~W~~	808,759	495,844
Accumulated depreciation		(196,398)	(168,148)
Accumulated impairment losses		(741)	-
Carrying amount	~~W~~	611,620	327,696

(b) Changes in investment properties for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	~~W~~	327,696	257,806
Acquisition		80,103	3,582
Disposal		(5,507)	(1,854)
Depreciation		(16,922)	(15,063)
Impairment loss recognized		(694)	-
Amounts transferred from property and equipment		4,829	77,752
Amounts transferred from (to) assets held for sale (*)		(52,138)	5,551
Effects of foreign currency adjustments		6,279	(78)
Effects of business combinations		267,974	-
Ending balance	~~W~~	611,620	327,696

(*) Comprise buildings and land, etc.

(c) Income and expenses on investment property for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Rental income	~~W~~	35,725	28,708
Direct operating expenses for investment properties that generated rental income		12,733	11,385

(d) Fair value of investment property

(ⅰ) The fair value of investment properties measured at cost as of December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
Land and buildings	~~W~~	1,160,058	741,547

(ⅱ) The valuation techniques and inputs used to measure the fair value of investment property as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Input variables
Market approach	~~W~~	875,056	741,547	Comparable market transactions, Official land prices, etc.
Income approach		285,002	-	Rental income, Discount rate, etc.
	~~W~~	1,160,058	741,547

The fair value of investment property was determined based on valuations performed by an independent valuation firm with appropriate professional qualifications. Under the market approach, the valuation was derived using various market data, including recent market transactions of comparable properties with similar location, use, and scale, as well as official land prices. Under the income approach, the valuation was determined by discounting the expected future cash flows to be generated from the property using an appropriate discount rate. As significant unobservable inputs were used in these valuation processes, the fair value measurement is classified as Level 3 within the fair value hierarchy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

18. Other assets

Other assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Accounts receivable	~~W~~	27,441,511	13,611,340
Domestic exchange settlement debit		11,258,959	4,909,780
Guarantee deposits		985,307	982,836
Discounted present value		(51,293)	(57,626)
Accrued income		3,774,852	3,810,267
Prepaid expense		393,748	381,091
Provisional payments		417,246	411,923
Sundry assets		250,017	136,079
Advance payments		671,143	484,828
Leased assets		1,890,090	2,125,379
Others		34,087	180,005
Allowances for credit loss of other assets		(541,316)	(574,304)
	~~W~~	46,524,351	26,401,598

19. Leases

(a) Gross investment and present value of minimum lease payment of finance lease as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	718,515	119,989	598,526
1 ~ 2 years		641,935	73,116	568,819
2 ~ 3 years		442,923	40,645	402,278
3 ~ 4 years		351,421	16,236	335,185
4 ~ 5 years		243,782	9,503	234,279
Later than 5 years		3,926	9	3,917
	~~W~~	2,402,502	259,498	2,143,004

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2025 is ~~W~~ 135,004 million.

		December 31, 2024
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	655,270	116,496	538,774
1 ~ 2 years		580,993	75,359	505,634
2 ~ 3 years		520,285	36,203	484,082
3 ~ 4 years		305,670	13,301	292,369
4 ~ 5 years		217,104	10,347	206,757
Later than 5 years		3,858	11	3,847
	~~W~~	2,283,180	251,717	2,031,463

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2024 is ~~W~~ 119,049 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

19. Leases (continued)

(b) Minimum lease payment receivable schedule for operating lease contracts of the Group as lessor as of December 31, 2025 and 2024 are as follows:

		Minimum lease payment
		December 31, 2025	December 31, 2024
Not later than 1 year	~~W~~	531,124	585,583
1 ~ 2 years		394,824	455,068
2 ~ 3 years		251,163	313,369
3 ~ 4 years		118,738	169,173
4 ~ 5 years		29,081	52,983
Later than 5 years		260	328
	~~W~~	1,325,190	1,576,504

(c) Changes in operating lease assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	~~W~~	2,123,621	2,077,080
Acquisition		504,347	740,721
Disposal		(293,222)	(228,384)
Depreciation		(445,157)	(465,716)
Amounts transferred from (to) property and equipment		(30)	(80)
Ending balance	~~W~~	1,889,559	2,123,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

19. Leases (continued)

(d) The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,687,919	(952,505)	735,414
Vehicle		56,741	(35,619)	21,122
Others		37,736	(26,245)	11,491
	~~W~~	1,782,396	(1,014,369)	768,027

		December 31, 2024
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,621,125	(784,200)	836,925
Vehicle		57,737	(31,744)	25,993
Others		38,803	(26,471)	12,332
	~~W~~	1,717,665	(842,415)	875,250

(e) Changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	836,925	25,993	12,332	875,250
Acquisition		271,932	13,205	4,729	289,866
Disposal		(57,574)	(4,788)	(757)	(63,119)
Depreciation (*)		(317,022)	(13,060)	(4,853)	(334,935)
Effects of foreign currency adjustments		1,153	(232)	40	961
Effects of business combinations		-	4	-	4
Ending balance	~~W~~	735,414	21,122	11,491	768,027

		December 31, 2024
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	566,941	28,417	11,117	606,475
Acquisition		601,686	15,454	6,963	624,103
Disposal		(40,522)	(4,222)	(708)	(45,452)
Depreciation (*)		(311,077)	(13,843)	(5,026)	(329,946)
Impairment loss recognized		53	-	-	53
Effects of foreign currency adjustments		19,844	187	(14)	20,017
Ending balance	~~W~~	836,925	25,993	12,332	875,250

(*) Included in general administrative expense, other operating expense and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

19. Leases (continued)

(f) The details of the maturity of the lease liability as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	32,077	44,129	63,944	114,686	401,536	92,509	748,881
Vehicle		6,899	2,052	2,933	5,420	11,432	-	28,736
Others		767	633	1,035	2,376	7,911	-	12,722
	~~W~~	39,743	46,814	67,912	122,482	420,879	92,509	790,339

		December 31, 2024
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	31,623	45,513	63,760	128,823	479,432	95,807	844,958
Vehicle		6,849	1,687	2,355	5,578	15,939	220	32,628
Others		721	713	1,325	2,202	8,142	-	13,103
	~~W~~	39,193	47,913	67,440	136,603	503,513	96,027	890,689

(*) The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

(g) The lease payments for low-value assets and short-term leases for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Low-value assets	~~W~~	5,365	6,287
Short-term lease (*)		1,484	975
Total	~~W~~	6,849	7,262

(*) The payments for leases with terms less than 1 month are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

20. Assets Pledged as Collateral and Assets Held as Collateral

(a) Assets pledged as collateral as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Reasons for collateral

Loans at amortized cost	~~W~~	-	119,699	Pledge for borrowing transaction
Securities:
Securities at FVTPL		12,402,270	14,837,334	Customer RP, etc.
Securities at FVOCI		13,435,175	10,223,916	Borrowings, Settlement security for Bank of Korea, Borrowed securities, etc.
Securities at amortized cost		21,845,620	1,464,788	Borrowings, Settlement security for Bank of Korea, Customer RP, etc.
		47,683,065	26,526,038

Deposits at amortized cost		315,986	1,845,022	Borrowings, etc.
Property and Equipment (real estate)		3,474	5,515	Establishing the right to collateral security, etc.
	~~W~~	48,002,525	28,496,274

(*) The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge regardless of the Group’s default as of December 31, 2025 and 2024 are ~~W~~ 13,374,326 million and ~~W~~ 13,579,738 million, respectively.

(b) As of December 31, 2025 and 2024, the fair value of securities held as collateral by the Group that may be sold or repledged, regardless of whether the pledgor defaults, amounted to ~~W~~ 3,607,427 million and ~~W~~ 5,676,715 million, respectively. The fair value of collateral sold or repledged amounted to ~~W~~ 1,606,806 million and ~~W~~ 1,339,757 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

21. Held for sale

(a) The details of non-current assets and liabilities held for sale.as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Assets of disposal group classified as held for sale
Cash and due from banks	~~W~~	3,310	-
Property and equipment		58,340	29,583
Investment property		9,447	-
Other assets held for sale		115	-
		71,212	29,583
Liabilities of disposal group classified as held for sale
Other liabilities		1,465	-
	~~W~~	1,465	-

During the year ended December 31, 2025, the Group entered into a share purchase agreement for the sale of all of its equity interests in Shinhan Securities America Inc. and classified the related assets of ~~W~~ 4,462 million and liabilities of ~~W~~ 1,465 million as assets of a disposal group classified as held for sale and liabilities of a disposal group classified as held for sale, respectively. In addition, the Group classified property and equipment and investment property that are highly probable to be sold within one year from the end of the reporting period as non-current assets held for sale.

(b) Cumulative gains and losses recognized in other comprehensive income (OCI)

As of December 31, 2025, cumulative gains and losses recognized in other comprehensive income in relation to non-current assets held for sale amount to W 2,798 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

22. Deposits

Deposits as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Demand deposits:
Korean won	~~W~~	146,969,815	134,283,019
Foreign currencies		25,870,958	25,748,740
		172,840,773	160,031,759
Time deposits:
Korean won		202,475,134	202,699,097
Foreign currencies		35,853,116	33,828,393
		238,328,250	236,527,490

Certificates of deposits		17,001,339	10,409,701
Discount note deposits		8,921,064	7,624,787
CMA		4,889,093	4,451,561
Others		5,668,452	3,735,747
	~~W~~	447,648,971	422,781,045

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

23. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Securities sold:
Stocks	~~W~~	11,360	640
Bonds		779,056	354,084
Others		-	3,117
		790,416	357,841
Gold/silver deposits		1,522,071	597,058
	~~W~~	2,312,487	954,899

24. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Reason for designation
Derivative-linked securities sold	~~W~~	6,090,215	7,959,176	Compound financial instrument
Debt securities issued		287,849	261,299	Fair value measurement and management
	~~W~~	6,378,064	8,220,475

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 6,378,064 million as of December 31, 2025. Decrease in values of the liability due to credit risk changes is ~~W~~ 4,163 million for the year ended December 31, 2025 and the accumulated changes in values are ~~W~~ (-)6,163 million as of December 31, 2025.

(b) The difference between the carrying amount of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Expiration payment	~~W~~	6,140,775	8,001,931
Carrying amount		6,378,064	8,220,475
Difference from carrying amount	~~W~~	(237,289)	(218,544)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

25. Borrowings

Borrowings as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024
	Interest rate (%)		Amount	Interest rate (%)		Amount

Borrowings denominated in Korean won:
Borrowings from Bank of Korea	1.00~1.00	~~W~~	3,574,907	1.50~1.50	~~W~~	3,106,011
Others	0.00~5.22		21,974,367	0.00~5.72		23,869,254
			25,549,274			26,975,265
Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00~0.00		54,293	0.00~0.00		30,837
Borrowings from banks	0.00~19.50		10,870,815	0.00~16.25		7,591,181
Others	1.53~14.83		2,545,755	0.00~16.75		2,713,165
			13,470,863			10,335,183

Call money	0.70~4.20		1,437,100	0.29~4.97		1,197,823
Bill of sale	0.00~2.79		11,887	0.00~3.23		8,872
Bonds sold under repurchase agreements	0.00~3.90		14,988,698	0.00~5.45		11,542,956
Deferred origination costs			(62,988)			(139,726)
		~~W~~	55,394,834		~~W~~	49,920,373

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

26. Debt securities issued

Debt securities issued as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.43~9.50	~~W~~	72,212,922	1.00~9.50	~~W~~	72,561,043
Subordinated debt securities issued	2.20~5.20		3,014,773	2.20~5.20		2,820,105
Gain on fair value hedges	-		(195,980)	-		(188,774)
Discount on debt securities issued	-		(94,499)	-		(85,489)
			74,937,216			75,106,885
Debt securities issued in foreign currencies:
Debt securities issued	0.98~5.40		14,012,181	0.98~6.60		13,979,805
Subordinated debt securities issued	3.75~5.75		4,186,893	3.34~5.75		4,995,972
Gain on fair value hedges	-		(87,714)	-		(250,628)
Discount on debt securities issued	-		(57,154)	-		(66,180)
			18,054,206			18,658,969
		~~W~~	92,991,422		~~W~~	93,765,854

27. Defined benefit plans

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee's pension compensation benefits and service period.

(a) Defined benefit plan assets and obligations as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	2,313,168	2,345,148
Fair value of plan assets		(2,648,445)	(2,461,871)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(335,277)	(116,723)

(*) The asset for defined benefit obligation of ~~W~~ 335,277 million as of December 31, 2025 is the net defined benefit assets of ~~W~~ 353,097 million less the net defined liabilities of ~~W~~ 17,820 million. In addition, the asset for defined benefit obligation of ~~W~~ 116,723 million as of December 31, 2024 is the net defined benefit assets of ~~W~~ 155,697 million less the net defined liabilities of ~~W~~ 38,974 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

27. Defined benefit plans (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Defined benefit obligation	Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	2,345,148	(2,461,871)	(116,723)
Included in profit or loss (*):
Current service cost		166,534	-	166,534
Past service cost		8,624	-	8,624
Net interest expense (income)		96,771	(113,722)	(16,951)
Settlement loss (gain)		(893)	8	(885)
		271,036	(113,714)	157,322
Included in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses(gains) arising from
Demographic assumptions		(3,913)	-	(3,913)
Financial assumptions		(29,812)	2,719	(27,093)
Experience adjustment		28,921	-	28,921
- Return on plan assets excluding interest income		-	34,682	34,682
		(4,804)	37,401	32,597
Other:
Benefits paid by the plan		(298,060)	148,422	(149,638)
Contributions paid into the plan		-	(258,683)	(258,683)
Settlement gains and losses		188	-	188
Changes in the scope of consolidation		(496)	-	(496)
Effect of changes in foreign exchange rates		156	-	156
		(298,212)	(110,261)	(408,473)
Ending balance	~~W~~	2,313,168	(2,648,445)	(335,277)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

27. Defined benefit plans (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Defined benefit obligation	Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	2,219,490	(2,266,248)	(46,758)
Included in profit or loss (*):
Current service cost		164,062	-	164,062
Past service cost		(18,613)	-	(18,613)
Net interest expense (income)		107,274	(122,178)	(14,904)
Settlement loss (gain)		(1,990)	18	(1,972)
		250,733	(122,160)	128,573
Included in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses(gains) arising from
Demographic assumptions		(2,338)	-	(2,338)
Financial assumptions		141,583	2,407	143,990
Experience adjustment		(121,322)	-	(121,322)
- Return on plan assets excluding interest income		605	29,966	30,571
		18,528	32,373	50,901
Other:
Benefits paid by the plan		(143,331)	60,606	(82,725)
Contributions paid into the plan		-	(166,447)	(166,447)
Gains or losses on settlement		-	5	5
Effect of changes in foreign exchange rates		(272)	-	(272)
		(143,603)	(105,836)	(249,439)
Ending balance	~~W~~	2,345,148	(2,461,871)	(116,723)

(*) Profit or loss related to defined benefit plans is all included in the general administrative expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

27. Defined benefit plans (continued)

(c) The composition of plan assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Plan assets comprise:
Debt securities	~~W~~	42,296	38,634
Due from banks		1,729,816	2,046,507
Others		876,333	376,730
	~~W~~	2,648,445	2,461,871

(d) Actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024	Description
Discount rate	3.81%~4.93%	3.45%~4.66%	AA0 corporate bond yields
Future salary increase rate	1.94%~5.96% + Upgrade rate	1.94%~5.94% + Upgrade rate	Average for 5 years
Weighted average maturity	4.98 years~ 10.04 years	5.00 years~ 11.00 years

(e) Sensitivity analysis

As of December 31, 2025 and 2024, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2025
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(183,183)	199,684
Future salary increase rate (1%p movement)		202,468	(191,712)

		December 31, 2024
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(180,402)	204,053
Future salary increase rate (1%p movement)		211,736	(190,347)

(f) The Group's estimated contribution is ~~W~~ 161,400 million as of December 31, 2026.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

28. Provisions

(a) Provisions as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Asset retirement obligations	~~W~~	106,125	99,306
Expected loss related to litigation		144,173	114,750
Unused credit commitments		305,955	411,275
Guarantee contracts issued		111,307	104,451
Financial guarantee contracts issued		93,693	87,088
Non-financial guarantee contracts issued		17,614	17,363
Others (*1), (*2), (*3)		695,785	579,114
	~~W~~	1,363,345	1,308,896

(*1) As of December 31, 2025 and 2024, the Group recognizes a provision of ~~W~~ 305,237 million and ~~W~~ 317,857 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

(*2) As of December 31, 2024, the Group recognizes a provision of ~~W~~ 25,856 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

(*3) As of December 31, 2025 and 2024, the Group recognizes a provision of ~~W~~ 8,643 million and ~~W~~ 19,086 million, respectively, for the estimated customer compensation amount related to equity-linked products based on the Hong Kong H-Index (Hang Seng China Enterprises Index).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

28. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363
Transfer (from) to 12-month expected credit losses		48,121	(47,999)	(122)	1,420	(1,420)	-	-
Transfer (from) to lifetime expected credit losses		(13,183)	13,237	(54)	(3,336)	3,336	-	-
Transfer (from) to impaired financial asset		(767)	(972)	1,739	-	-	-	-
Provided (reversed)		(50,312)	40,278	(91,457)	(3,308)	(1,077)	(3)	(105,879)
Change in foreign exchange rate		(3,089)	(445)	-	(333)	(154)	1	(4,020)
Other (*)		(295)	-	-	6,915	4,573	(9)	11,184
Ending balance	~~W~~	209,890	92,942	3,123	82,138	11,554	1	399,648

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

28. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from) to 12-month expected credit losses		68,071	(67,931)	(140)	4,968	(4,968)	-	-
Transfer (from) to lifetime expected credit losses		(11,698)	11,723	(25)	(366)	366	-	-
Transfer (from) to impaired financial asset		(806)	(1,561)	2,367	-	-	-	-
Provided (reversed)		(40,306)	16,043	71,093	(3,783)	(1,139)	2	41,910
Change in foreign exchange rate		5,340	1,347	-	2,316	791	1	9,795
Other (*)		2,127	40	-	45,643	3,656	(397)	51,069
Ending balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363

(*) Includes the effects of new financial guarantee contracts initially measured at fair value, expirations of such contracts, and changes in discount rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

28. Provisions (continued)

(c) Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Asset retirement	Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	99,306	114,750	17,363	579,114	810,533
Provision (reversal)		6,739	26,032	404	315,971	349,146
Provision used		(3,363)	(69,713)	-	(131,149)	(204,225)
Change in foreign exchange rate		-	-	(245)	166	(79)
Other (*)		3,443	73,104	92	(68,317)	8,322
Ending balance	~~W~~	106,125	144,173	17,614	695,785	963,697

(*) During the year ended December 31, 2025, ~~W~~ 72,868 million of other provisions related to Shinhan Asset Trust Co., Ltd. were reclassified to provisions for litigation. The amount includes increases in the carrying amount of provisions from unwinding of the discount and changes in discount rates.

		December 31, 2024
		Asset retirement	Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	99,927	31,371	23,163	819,616	974,077
Provision (reversal)		957	83,862	(8,471)	293,407	369,755
Provision used		(7,282)	(483)	-	(533,232)	(540,997)
Change in foreign exchange rate		-	-	2,412	(483)	1,929
Other (*)		5,704	-	259	(194)	5,769
Ending balance	~~W~~	99,306	114,750	17,363	579,114	810,533

(*) Includes increases in provisions due to the unwinding of discount and the effects of changes in discount rates, among others.

(d) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(e) Allowance for guarantees and acceptances as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Outstanding guarantees and acceptances	~~W~~	18,642,539	15,315,381
Contingent guarantees and acceptances		4,917,473	5,068,782
ABS and ABCP purchase commitments		2,649,382	2,123,665
Endorsed bill		12,574	1,367
	~~W~~	26,221,968	22,509,195
Allowance for loss on guarantees and acceptances	~~W~~	111,307	104,451
Ratio	%	0.42	0.46

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities

(a) The details of insurance contract liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Life insurance					Non-life insurance
		Death	Health	Pension Savings	Variable	Complex	Long-term	General	Automobile	Total
Insurance contract assets	~~W~~	-	-	-	-	-	(760)	-	-	(760)
Insurance contract liabilities		20,174,773	5,081,797	19,060,216	5,984,497	-	433	168,767	820	50,471,303
Net insurance contract liabilities (assets) total		20,174,773	5,081,797	19,060,216	5,984,497	-	(327)	168,767	820	50,470,543
Reinsurance contract assets		-	-	-	-	494,226	241	108,975	-	603,442
Reinsurance contract liabilities		(24,641)	(31,737)	-	-	-	-	-	-	(56,378)
Total net reinsurance contract assets (liabilities)	~~W~~	(24,641)	(31,737)	-	-	494,226	241	108,975	-	547,064

		December 31, 2024
		Life insurance					Non-life insurance
		Death	Health	Pension Savings	Variable	Complex	Long-term	General	Automobile	Total
Insurance contract assets	~~W~~	-	-	-	-	-	(1,051)	(4,588)	-	(5,639)
Insurance contract liabilities		20,021,186	5,556,614	20,227,829	5,157,827	-	-	160,346	1,189	51,124,991
Net insurance contract liabilities (assets) total		20,021,186	5,556,614	20,227,829	5,157,827	-	(1,051)	155,758	1,189	51,119,352
Reinsurance contract assets		-	-	-	-	107,668	21	77,065	-	184,754
Reinsurance contract liabilities		(26,214)	(71,844)	-	-	-	-	(5)	-	(98,063)
Total net reinsurance contract assets (liabilities)	~~W~~	(26,214)	(71,844)	-	-	107,668	21	77,060	-	86,691

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(b) The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2025 and 2024 are as follows:

	Assumption value (%)		Basis for calculation
	December 31, 2025	December 31, 2024
Life insurance:
Lapse ratio	0.00 ~ 66.77	0.00 ~ 69.75

- The ratio of surrendered contract amounts to the retained contract amounts, calculated based on statistics, by premium payment type, product group, interest rate category, payment term (zero/low-surrender-value insurance products), and duration

- For zero/low-surrender-value insurance products, the lapse ratio for the period when there is insufficient experience statistics is calculated, using the log-linear regression model, so that it converges to 0.1% at the time of completion of premium payments.

Loss ratio	3.16 ~ 1787.70	8.00 ~ 316.00

- Other than general mortality: the ratio of accident claims to insurance premiums to on-level risk insurance premiums by risk coverage and elapsed period based on the last five years' experience statistics

- General mortality: the ratio of actual mortality rate to expected mortality rate by risk coverage and elapsed period based on the last five years' experience statistics

Operating Expense ratio	-	-

- Calculate unit costs such as performance, agent commissions, number of new/retained contracts, initial/continuing premiums, reserve funds, etc. based on a business plan (budget) incorporating future operating expense policies based on recent experience statistics.

Discount rate	2.79 ~ 4.59	2.31 ~ 4.55	- Disclosure standard interest rate term structure provided by the Financial Supervisory Service

The confidence level for the risk adjustments regarding non-financial	75.00	75.00

- The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(b) The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2025 and 2024 are as follows (continued):

	Assumption value (%)		Basis for calculation
	December 31, 2025	December 31, 2024
Non-life insurance:
Lapse ratio	-General: Not Applicable	-General: 0.00 ~ 52.76	<General> - Not applicable based on the results of the current period impact analysis, as the remaining maturity of the retained contracts is less than one year.
	-Long-term: 0.12 ~ 25.47	-Long-term: 1.60 ~ 25.47

<Long-term>

- Used the company’s entire historical experience data (Oct. 2017 - June 2025). For segments with insufficient data, pricing assumptions from product development or industry statistics from the Korea Insurance Development Institute (KIDI) were applied.

-Calculated as the ratio of lapses and surrender to the number of retained contracts.

-Categorized by payment method, product group, channel, and payment period (including zero/low-surrender value products).

Loss ratio	General: 12.43 ~ 66.91	General: 12.98 ~ 81.54	<General> - Used the last 7 years of empirical statistics (July 2018 - June 2025). - Calculated as the ratio of incurred losses to earned premiums. - Categorized by portfolio.
	Long-term: 44.62 ~ 281.80	Long-term: 36.81 ~ 422.10

<Long-term>

- Used the company’s entire historical experience data (Oct. 2017 - June 2025). For segments with insufficient data, industry statistics from the Korea Insurance Development Institute (KIDI) were applied.

- Calculated as the ratio of incurred losses to risk premiums.

- Categorized by risk coverage. Loss ratios by age were not applied due to the lack of segments with sufficient statistical reliability or significance for age-based classification.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(b) The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2025 and 2024 are as follows (continued):

	Assumption value (%)		Basis for calculation
	December 31, 2025	December 31, 2024
Operating Expense ratio	-	-

- Used empirical statistics for the most recent one-year period (July 2024 – June 2025).

-Estimated by incorporating business plan assumptions into the ratio of actual operating expenses to cost drivers.

-Estimated separately by categorizing expenses into acquisition costs, maintenance costs, and claim investigation expenses.

-Acquisition costs: Allocated based on Annualized Premium Equivalent (APE) and the number of new contracts.

-Maintenance costs: Allocated based on earned premiums and the number of in-force contracts.

-Claim investigation expenses: Allocated in proportion to incurred losses.

Discount rate	Deterministic discount rate: 2.79 ~ 4.30	Deterministic discount rate: 2.31 ~ 4.55	-Term structure of interest rates provided by the Financial Supervisory Service.
The confidence level for non-financial risks	75.00	75.00

-The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(c) Changes in the remaining coverage and incurred claim components of net insurance contract liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025
			Remaining coverage components		Incurred claim component	Total
			Excluding loss component	Loss component
Beginning balance	Insurance contract assets	~~W~~	(1,266)	-	215	(1,051)
	Insurance contract liabilities		48,154,718	993,409	1,814,915	50,963,042
	Net insurance contract liabilities		48,153,452	993,409	1,815,130	50,961,991

Insurance income	Retroactive modification method		(1,252,936)	-	-	(1,252,936)
	Fair value method		(955,369)	-	-	(955,369)
	Other		(1,054,075)	-	-	(1,054,075)
			(3,262,380)	-	-	(3,262,380)
Insurance service expenses	Incurred claims and other incurred insurance service expenses		-	-	1,829,232	1,829,232
	Changes in liabilities for incurred claims		-	-	(26,729)	(26,729)
	Losses on onerous contracts		-	4,135	-	4,135
	Amortization of insurance acquisition cash flows		422,286	-	-	422,286
	Other		(9,198)	(18,287)	-	(27,485)
			413,088	(14,152)	1,802,503	2,201,439
Investment components and insurance premium refund			(4,557,494)	-	4,557,494	-
Insurance finance income and expenses	Profit or loss		2,769,151	21,373	62,008	2,852,532
	Other comprehensive income		(1,723,260)	(25,851)	517	(1,748,594)
		~~W~~	1,045,891	(4,478)	62,525	1,103,938

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(c)
Changes in the remaining coverage and incurred claim components of net insurance contract liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2025
			Remaining coverage components		Incurred claim component	Total
			Excluding loss component	Loss component
Cash flows for the period	Insurance premium received	~~W~~	7,797,683	-	-	7,797,683
	Insurance acquisition cash flows paid		(2,062,604)	-	-	(2,062,604)
	Insurance claims and other insurance service expenses paid		(6,178)	-	(1,740,328)	(1,746,506)
	Receipt (payment) of investment components and refund of insurance premiums		-	-	(4,693,623)	(4,693,623)
			5,728,901	-	(6,433,951)	(705,050)
Other increases (decreases)			30	(160)	(3)	(133)
Ending balance	Insurance contract assets		(1,672)	-	912	(760)
	Insurance contract liabilities		47,523,160	974,619	1,802,786	50,300,565
	Net insurance contract liabilities	~~W~~	47,521,488	974,619	1,803,698	50,299,805

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(c) Changes in the remaining coverage and incurred claim components of net insurance contract liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Remaining coverage components		Incurred claim component	Total
			Excluding loss component	Loss component
Beginning balance	Insurance contract assets	~~W~~	(493)	-	49	(444)
	Insurance contract liabilities		45,517,567	884,042	1,827,957	48,229,566
	Net insurance contract liabilities		45,517,074	884,042	1,828,006	48,229,122

Insurance income	Retroactive modification method		(1,354,769)	-	-	(1,354,769)
	Fair value method		(968,200)	-	-	(968,200)
	Other		(730,549)	1,501	18	(729,030)
			(3,053,518)	1,501	18	(3,051,999)
Insurance service expenses	Incurred claims and other incurred insurance service expenses		-	-	1,646,968	1,646,968
	Changes in liabilities for incurred claims		-	-	28,182	28,182
	Losses on onerous contracts and reversals		-	67,934	-	67,934
	Amortization of insurance acquisition cash flows		360,411	-	-	360,411
	Other		(28,208)	(20,122)	-	(48,330)
			332,203	47,812	1,675,150	2,055,165
Investment components and insurance premium refund			(4,769,963)	-	4,769,963	-
Insurance finance income and expenses	Profit or loss		1,697,955	17,375	63,930	1,779,260
	Other comprehensive income		3,125,467	42,685	3,306	3,171,458
		~~W~~	4,823,422	60,060	67,236	4,950,718

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(c) Changes in the remaining coverage and incurred claim components of net insurance contract liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Remaining coverage components		Incurred claim component	Total
			Excluding loss component	Loss component
Cash flows for the period	Insurance premium received	~~W~~	6,897,049	-	-	6,897,049
	Insurance acquisition cash flows paid		(1,586,104)	-	-	(1,586,104)
	Insurance claims and other insurance service expenses paid		(6,708)	-	(1,583,846)	(1,590,554)
	Receipt (payment) of investment components and refund of insurance premiums		-	-	(4,941,397)	(4,941,397)
			5,304,237	-	(6,525,243)	(1,221,006)
Other increases (decreases)			(3)	(6)	-	(9)
Ending balance	Insurance contract assets		(1,266)	-	215	(1,051)
	Insurance contract liabilities		48,154,718	993,409	1,814,915	50,963,042
	Net insurance contract liabilities	~~W~~	48,153,452	993,409	1,815,130	50,961,991

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(d) Changes in the remaining coverage and incurred claim components of net insurance contract liabilities, applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows:

			December 31, 2025
			Remaining coverage components		Incurred claim component	Risk adjustment for non-financial risks	Total
			Excluding loss component	Loss component	Present value estimate of future cash flows
Beginning balance	Insurance contract assets	~~W~~	(6,506)	-	1,894	24	(4,588)
	Insurance contract liabilities		135,670	2,579	21,756	1,944	161,949
	Net insurance contract liabilities		129,164	2,579	23,650	1,968	157,361

Insurance income			(101,942)	-	-	-	(101,942)
Insurance service expenses	Incurred claims and other incurred insurance service expenses		537	-	83,752	2,475	86,764
	Changes in liabilities for incurred claims		-	-	8,901	(552)	8,349
	Losses on onerous contracts and reversals		742	2,693	-	-	3,435
	Amortization of insurance acquisition cash flows		21,827	-	-	-	21,827
			23,106	2,693	92,653	1,923	120,375
Investment components and insurance premium refund			(223)	-	223	-	-
Insurance finance income and expenses	Profit or loss		5,140	-	253	57	5,450
	Other comprehensive income		-	-	(27)	(6)	(33)
			5,140	-	226	51	5,417
Cash flows for the period	Insurance premium received		106,466	-	-	-	106,466
	Insurance acquisition cash flows paid		(26,637)	-	-	-	(26,637)
	Insurance claims and other insurance service expenses paid		-	-	(90,081)	-	(90,081)
	Receipt (payment) of investment components and refund of insurance premiums		-	-	(221)	-	(221)
			79,829	-	(90,302)	-	(10,473)
Other increases (decreases)			-	-	2	(2)	-
Ending balance	Insurance contract assets		-	-	-	-	-
	Insurance contract liabilities		135,074	5,272	26,452	3,940	170,738
	Net insurance contract liabilities	~~W~~	135,074	5,272	26,452	3,940	170,738

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(d) Changes in the remaining coverage and incurred claim components of net insurance contract liabilities, applying the premium allocation approach for the years ended December 31, 2025 and 2024, are as follows (continued):

			December 31, 2024
			Remaining coverage components		Incurred claim component	Risk adjustment for non-financial risks	Total
			Excluding loss component	Loss component	Present value estimate of future cash flows
Beginning balance	Insurance contract assets	~~W~~	(10,670)	3	450	7	(10,210)
	Insurance contract liabilities		88,524	4,815	10,340	987	104,666
	Net insurance contract liabilities		77,854	4,818	10,790	994	94,456

Insurance income			(64,554)	-	-	-	(64,554)
Insurance service expenses	Incurred claims and other incurred insurance service expenses		45	-	61,148	528	61,721
	Changes in liabilities for incurred claims		-	-	3,209	421	3,630
	Losses on onerous contracts		54	(2,239)	-	-	(2,185)
	Amortization of insurance acquisition cash flows		13,238	-	-	-	13,238
	Other		-	-	(9)	-	(9)
			13,337	(2,239)	64,348	949	76,395
Investment components and insurance premium refund			(2)	-	2	-	-
Insurance finance income and expenses	Profit or loss		4,363	-	162	17	4,542
	Other comprehensive income		-	-	22	6	28
			4,363	-	184	23	4,570
Cash flows for the period	Insurance premium received		109,597	-	-	-	109,597
	Insurance acquisition cash flows paid		(19,841)	-	-	-	(19,841)
	Insurance claims and other insurance service expenses paid		-	-	(45,564)	-	(45,564)
	Receipt (payment) of investment components and refund of insurance premiums		-	-	(2)	-	(2)
			89,756	-	(45,566)	-	44,190
Other increases (decreases)			8,410	-	(6,108)	2	2,304
Ending balance	Insurance contract assets		(6,506)	-	1,894	24	(4,588)
	Insurance contract liabilities		135,670	2,579	21,756	1,944	161,949
	Net insurance contract liabilities	~~W~~	129,164	2,579	23,650	1,968	157,361

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(e) Changes in the measurement components of net insurance contract liabilities to which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Other	Sub-total
Beginning balance	Insurance contract assets	~~W~~	(1,325)	203	-	-	71	71	(1,051)
	Insurance contract liabilities		39,847,061	1,346,719	4,848,662	2,876,232	2,044,368	9,769,262	50,963,042
	Net insurance contract liabilities		39,845,736	1,346,922	4,848,662	2,876,232	2,044,439	9,769,333	50,961,991
Changes related to future services	Changes in estimates adjusting the contractual service margin		927,177	(20,510)	(394,416)	123,371	(635,621)	(906,666)	1
	Changes in estimates not adjusting the contractual service margin		(34,340)	5,828	-	-	-	-	(28,512)
	Effect of initial recognition of new contracts		(1,841,928)	224,776	-	-	1,649,798	1,649,798	32,646
			(949,091)	210,094	(394,416)	123,371	1,014,177	743,132	4,135
Changes related to current service	Amortization of contractual service margin		-	-	(357,104)	(253,829)	(302,280)	(913,213)	(913,213)
	Change in risk adjustment		-	(173,450)	-	-	-	-	(173,450)
	Experience adjustment		48,316	-	-	-	-	-	48,316
			48,316	(173,450)	(357,104)	(253,829)	(302,280)	(913,213)	(1,038,347)
Changes related to past services	Adjustment of incurred claim component		(15,614)	(11,115)	-	-	-	-	(26,729)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(e) Changes in the measurement components of net insurance contract liabilities to which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2025
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Other	Sub-total
Insurance finance income and expenses	Profit or loss	~~W~~	2,452,814	55,416	146,242	90,559	107,501	344,302	2,852,532
	Other comprehensive income		(1,719,959)	(28,635)	-	-	-	-	(1,748,594)
			732,855	26,781	146,242	90,559	107,501	344,302	1,103,938
Cash flows for the period	Insurance premium received		7,797,683	-	-	-	-	-	7,797,683
	Insurance acquisition cash flows paid		(2,062,604)	-	-	-	-	-	(2,062,604)
	Insurance claims and other insurance service expenses paid		(1,746,506)	-	-	-	-	-	(1,746,506)
	Receipt (payment) of investment components and refund of insurance premiums		(4,693,623)	-	-	-	-	-	(4,693,623)
			(705,050)	-	-	-	-	-	(705,050)
Other increases (decreases)			44	(35)	-	-	(142)	(142)	(133)
Ending balance	Insurance contract assets		(1,336)	407	-	-	169	169	(760)
	Insurance contract liabilities		38,958,532	1,398,790	4,243,384	2,836,333	2,863,526	9,943,243	50,300,565
	Net insurance contract liabilities	~~W~~	38,957,196	1,399,197	4,243,384	2,836,333	2,863,695	9,943,412	50,299,805

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(e) Changes in the measurement components of net insurance contract liabilities to which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Other	Sub-total
Beginning balance	Insurance contract assets	~~W~~	(743)	124	-	-	175	175	(444)
	Insurance contract liabilities		37,213,497	1,151,534	5,772,838	2,782,796	1,308,901	9,864,535	48,229,566
	Net insurance contract liabilities		37,212,754	1,151,658	5,772,838	2,782,796	1,309,076	9,864,710	48,229,122
Changes related to future services	Changes in estimates adjusting the contractual service margin		685,902	90,882	(663,935)	257,316	(370,165)	(776,784)	-
	Changes in estimates not adjusting the contractual service margin		39,452	382	-	-	460	460	40,294
	Effect of initial recognition of new contracts		(1,395,897)	157,279	-	-	1,266,258	1,266,258	27,640
			(670,543)	248,543	(663,935)	257,316	896,553	489,934	67,934
Changes related to current service	Amortization of contractual service margin		-	-	(433,780)	(246,990)	(242,944)	(923,714)	(923,714)
	Change in risk adjustment		-	(119,568)	-	-	-	-	(119,568)
	Experience adjustment		(49,668)	-	-	-	-	-	(49,668)
			(49,668)	(119,568)	(433,780)	(246,990)	(242,944)	(923,714)	(1,092,950)
Changes related to past services	Adjustment of incurred claim component		44,341	(16,159)	-	-	-	-	28,182

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(e) Changes in the measurement components of net insurance contract liabilities to which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Other	Sub-total
Insurance finance income and expenses	Profit or loss	~~W~~	1,399,565	41,292	173,539	83,110	81,754	338,403	1,779,260
	Other comprehensive income		3,130,302	41,156	-	-	-	-	3,171,458
			4,529,867	82,448	173,539	83,110	81,754	338,403	4,950,718
Cash flows for the period	Insurance premium received		6,897,049	-	-	-	-	-	6,897,049
	Insurance acquisition cash flows paid		(1,586,104)	-	-	-	-	-	(1,586,104)
	Insurance claims and other insurance service expenses paid		(1,590,554)	-	-	-	-	-	(1,590,554)
	Receipt (payment) of investment components and refund of insurance premiums		(4,941,397)	-	-	-	-	-	(4,941,397)
			(1,221,006)	-	-	-	-	-	(1,221,006)
Other increases (decreases)			(9)	-	-	-	-	-	(9)
Ending balance	Insurance contract assets		(1,325)	203	-	-	71	71	(1,051)
	Insurance contract liabilities		39,847,061	1,346,719	4,848,662	2,876,232	2,044,368	9,769,262	50,963,042
	Net insurance contract liabilities	~~W~~	39,845,736	1,346,922	4,848,662	2,876,232	2,044,439	9,769,333	50,961,991

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(f) Details of insurance contracts initially recognized during the years ended December 31, 2025 and 2024, to which the premium allocation approach was not applied, are as follows:

			December 31, 2025
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contracts initially recognized during the period	Groups of contracts issued other than onerous contracts	~~W~~	7,203,902	2,065,657	(11,135,497)	216,140	1,649,798	-
	Groups of onerous contracts issued		742,242	104,758	(822,990)	8,636	-	32,646
		~~W~~	7,946,144	2,170,415	(11,958,487)	224,776	1,649,798	32,646

			December 31, 2024
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contracts initially recognized during the period	Groups of contracts issued other than onerous contracts	~~W~~	5,654,572	1,725,595	(8,794,395)	147,970	1,266,258	-
	Groups of onerous contracts issued		748,281	119,002	(848,952)	9,309	-	27,640
		~~W~~	6,402,853	1,844,597	(9,643,347)	157,279	1,266,258	27,640

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(g) The amount expected to be recognized in profit or loss in the future as Contractual Service Margin for insurance contracts that do not apply the premium allocation approach as of December 31, 2025 and 2024 as follows:

		December 31, 2025
		Less than1 year	1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	608,355	542,852	1,365,661	1,682,380	5,744,164	9,943,412

		December 31, 2024
		Less than 1 year	1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	613,018	527,795	1,331,128	1,664,754	5,632,638	9,769,333

(h) The composition details and fair value amounts of basic items of insurance contracts with direct participation characteristics as of December 31, 2025 and 2024 are as follows:

Classification (*)		December 31, 2025	December 31, 2024
Cash and amortized cost measurement deposits	~~W~~	371,582	294,963
Financial assets measured at FVTPL		4,004,935	3,561,126
Amortized cost loan receivables		40,245	32,489
Derivatives		429	(150)
Other		52,778	69,608
	~~W~~	4,469,969	3,958,036

(*) As of December 31, 2025 and 2024, the carrying amounts of financial assets (liabilities) related to variable insurance are ~~W~~ 6,338,236 million and ~~W~~ 5,498,129 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(i) Changes in the remaining coverage and incurred claim components of reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025
			Remaining coverage component		Incurred claim component	Total
			Excluding loss recovery component	Loss recovery component
Beginning balance	Reinsurance contract assets	~~W~~	47,331	3,806	56,552	107,689
	Reinsurance contract liabilities		(153,155)	17,187	37,910	(98,058)
	Net reinsurance contract assets (liabilities)		(105,824)	20,993	94,462	9,631

Reinsurance revenue	Incurred reinsurance claims		-	-	185,015	185,015
	Changes in liabilities for incurred claims		-	-	(34,225)	(34,225)
	Other		60	14,124	-	14,184
			60	14,124	150,790	164,974
Reinsurance service expense	Fair value method		(68,563)	-	-	(68,563)
	Other		(81,875)	-	-	(81,875)
			(150,438)	-	-	(150,438)
Recoveries of investment components and reinsurance premiums			(249,075)	-	249,075	-
Reinsurance finance income and expense	Profit or loss		9,055	(4)	1,831	10,882
	Other comprehensive income		(211,893)	13	171	(211,709)
		~~W~~	(202,838)	9	2,002	(200,827)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(i) Changes in the remaining coverage and incurred claim components of reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2025
			Remaining coverage components		Incurred claim component	Total
			Excluding loss recovery component	Loss recovery component
Cash flows for the period	Reinsurance premium paid	~~W~~	969,789	-	-	969,789
	Recoveries of reinsurance claims and other reinsurance income		-	-	(130,014)	(130,014)
	Receipts of investment components and recoveries of reinsurance premiums		21,694	-	(246,720)	(225,026)
			991,483	-	(376,734)	614,749
Other increases (decreases)			(119)	119	-	-
Ending balance	Reinsurance contract assets		433,672	3,922	56,873	494,467
	Reinsurance contract liabilities		(150,423)	31,323	62,722	(56,378)
	Net reinsurance contract assets (liabilities)	~~W~~	283,249	35,245	119,595	438,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(i) Changes in the remaining coverage and incurred claim components of reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Remaining coverage components		Incurred claim component	Total
			Excluding loss recovery component	Loss recovery component
Beginning balance	Reinsurance contract assets	~~W~~	19,436	5,055	38,323	62,814
	Reinsurance contract liabilities		(143,204)	23,112	26,930	(93,162)
	Net reinsurance contract assets (liabilities)		(123,768)	28,167	65,253	(30,348)

Reinsurance revenue	Incurred reinsurance claims		-	-	89,856	89,856
	Changes in liabilities for incurred claims		-	-	(29,334)	(29,334)
	Other		10	(7,391)	-	(7,381)
			10	(7,391)	60,522	53,141
Reinsurance service expense	Fair value method		(28,839)	-	-	(28,839)
	Other		(28,514)	-	-	(28,514)
			(57,353)	-	-	(57,353)
Recoveries of investment components and reinsurance premiums			(143,510)	-	143,510	-
Reinsurance finance income and expense	Profit or loss		(1,350)	37	1,375	62
	Other comprehensive income		(2,685)	244	350	(2,091)
		~~W~~	(4,035)	281	1,725	(2,029)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(i) Changes in the remaining coverage and incurred claim components of reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Remaining coverage components		Incurred claim component	Total
			Excluding loss recovery component	Loss recovery component
Cash flows for the period	Reinsurance premium paid	~~W~~	221,033	-	-	221,033
	Recoveries of reinsurance claims and other reinsurance income		-	-	(33,580)	(33,580)
	Receipts of investment components and recoveries of reinsurance premiums		2,348	-	(142,968)	(140,620)
			223,381	-	(176,548)	46,833
Other increases (decreases)			(549)	(64)	-	(613)
Ending balance	Reinsurance contract assets		47,331	3,806	56,552	107,689
	Reinsurance contract liabilities		(153,155)	17,187	37,910	(98,058)
	Net reinsurance contract assets (liabilities)	~~W~~	(105,824)	20,993	94,462	9,631

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(j) Changes in the remaining coverage and incurred claim components of reinsurance contract assets and liabilities applying the premium allocation approach for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025
			Remaining coverage components		Incurred claim component		Total
			Excluding loss recovery component	Loss recovery component	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	51,439	965	23,144	1,517	77,065
	Reinsurance contract liabilities		-	-	(5)	-	(5)
	Net reinsurance contract assets (liabilities)		51,439	965	23,139	1,517	77,060

Reinsurance revenue	Incurred reinsurance claims		-	-	33,682	1,753	35,435
	Changes in liabilities for incurred claims		-	-	136	(24)	112
	Other		-	1,778	-	-	1,778
			-	1,778	33,818	1,729	37,325
Reinsurance service expenses			(38,642)	-	-	-	(38,642)

Recoveries of investment components and reinsurance premiums			-	-	-	-	-

Reinsurance finance income and expenses	Profit or loss		2,984	-	114	35	3,133
	Other comprehensive income		-	-	(19)	(5)	(24)
			2,984	-	95	30	3,109
Cash flows for the period	Reinsurance premium paid		42,773	-	-	-	42,773
	Recoveries of reinsurance claims and other reinsurance income		-	-	(12,650)	-	(12,650)
	Receipts of investment components and recoveries of reinsurance premiums		-	-	-	-	-
			42,773	-	(12,650)	-	30,123
Other increases (decreases)			-	-	-	-	-
Ending balance	Reinsurance contract assets		58,554	2,743	44,402	3,276	108,975
	Reinsurance contract liabilities		-	-	-	-	-
	Net reinsurance contract assets (liabilities)	~~W~~	58,554	2,743	44,402	3,276	108,975

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(j) Changes in the remaining coverage and incurred claim components of reinsurance contract assets and liabilities applying the premium allocation approach for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Remaining coverage components		Incurred claim component		Total
			Excluding loss recovery component	Loss recovery component	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	19,971	1,220	4,244	104	25,539
	Reinsurance contract liabilities		(59)	-	(19)	-	(78)
	Net reinsurance contract assets (liabilities)		19,912	1,220	4,225	104	25,461

Reinsurance revenue	Incurred reinsurance claims		-	-	15,934	564	16,498
	Changes in liabilities for incurred claims		-	(255)	3,476	838	4,059
	Other		(120)	-	-	-	(120)
			(120)	(255)	19,410	1,402	20,437
Reinsurance service expenses			(18,052)	-	-	-	(18,052)

Recoveries of investment components and reinsurance premiums			-	-	-	-	-

Reinsurance finance income and expenses	Profit or loss		2,071	-	97	7	2,175
	Other comprehensive income		-	-	14	4	18
			2,071	-	111	11	2,193
Cash flows for the period	Reinsurance premium paid		2,128	-	-	-	2,128
	Recoveries of reinsurance claims and other reinsurance income		-	-	33,051	-	33,051
	Receipts of investment components and recoveries of reinsurance premiums		-	-	-	-	-
			2,128	-	33,051	-	35,179
Other increases (decreases)			45,500	-	(33,658)	-	11,842
Ending balance	Reinsurance contract assets		51,439	965	23,144	1,517	77,065
	Reinsurance contract liabilities		-	-	(5)	-	(5)
	Net reinsurance contract assets (liabilities)	~~W~~	51,439	965	23,139	1,517	77,060

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(k) Changes by measurement component in reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Other	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(81,178)	19,688	78,043	91,136	169,179	107,689
	Reinsurance contract liabilities		(323,273)	39,435	95,595	90,185	185,780	(98,058)
	Net reinsurance contract assets (liabilities)		(404,451)	59,123	173,638	181,321	354,959	9,631
Changes related to future services	Changes in estimates adjusting the contractual service margin		110,860	3,688	(54,909)	(45,758)	(100,667)	13,881
	Effect of initial recognition of new contracts		(268,930)	16,978	-	253,590	253,590	1,638
			(158,070)	20,666	(54,909)	207,832	152,923	15,519
Changes related to current service	Amortization of contractual service margin		-	-	(10,697)	(21,985)	(32,682)	(32,682)
	Change in risk adjustment		-	(5,065)	-	-	-	(5,065)
	Experience adjustment		70,989	-	-	-	-	70,989
			70,989	(5,065)	(10,697)	(21,985)	(32,682)	33,242
Changes related to past services	Adjustments to incurred claims component	~~W~~	(33,376)	(849)	-	-	-	(34,225)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(k) Changes by measurement component in reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2025
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Other	Sub-total
Reinsurance finance income and expenses	Profit or loss	~~W~~	(7,204)	2,252	5,176	10,658	15,834	10,882
	Other comprehensive income		(209,355)	(2,354)	-	-	-	(211,709)
			(216,559)	(102)	5,176	10,658	15,834	(200,827)
Cash flows for the period	Reinsurance premium paid		969,789	-	-	-	-	969,789
	Recoveries of reinsurance claims and other reinsurance income		(130,014)	-	-	-	-	(130,014)
	Receipts of investment components and recoveries of reinsurance premiums		(225,026)	-	-	-	-	(225,026)
			614,749	-	-	-	-	614,749
Other increases (decreases)			-	-	-	-	-	-
Ending balance	Reinsurance contract assets		188,742	26,586	57,547	221,592	279,139	494,467
	Reinsurance contract liabilities		(315,460)	47,187	55,661	156,234	211,895	(56,378)
	Net reinsurance contract assets (liabilities)	~~W~~	(126,718)	73,773	113,208	377,826	491,034	438,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(k) Changes by measurement component in reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Other	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(26,683)	18,538	15,224	55,735	70,959	62,814
	Reinsurance contract liabilities		(182,136)	28,620	24,066	36,288	60,354	(93,162)
	Net reinsurance contract assets (liabilities)		(208,819)	47,158	39,290	92,023	131,313	(30,348)
Changes related to future services	Changes in estimates adjusting the contractual service margin		(186,989)	4,806	121,614	52,954	174,568	(7,615)
	Effect of initial recognition of new contracts		(46,121)	4,672	-	42,929	42,929	1,480
			(233,110)	9,478	121,614	95,883	217,497	(6,135)
Changes related to current service	Amortization of contractual service margin		-	-	11,035	(10,844)	191	191
	Change in risk adjustment		-	(2,982)	-	-	-	(2,982)
	Experience adjustment		34,048	-	-	-	-	34,048
			34,048	(2,982)	11,035	(10,844)	191	31,257
Changes related to past services	Adjustments to incurred claims component	~~W~~	(27,816)	(1,518)	-	-	-	(29,334)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(k) Changes by measurement component in reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Other	Sub-total
Reinsurance finance income and expenses	Profit or loss	~~W~~	(7,595)	1,758	1,699	4,200	5,899	62
	Other comprehensive income		(7,320)	5,229	-	-	-	(2,091)
			(14,915)	6,987	1,699	4,200	5,899	(2,029)
Cash flows for the period	Reinsurance premium paid		221,033	-	-	-	-	221,033
	Recoveries of reinsurance claims and other reinsurance income		(33,580)	-	-	-	-	(33,580)
	Receipts of investment components and recoveries of reinsurance premiums		(140,620)	-	-	-	-	(140,620)
			46,833	-	-	-	-	46,833
Other increases (decreases)			(672)	-	-	59	59	(613)
Ending balance	Reinsurance contract assets		(81,178)	19,688	78,043	91,136	169,179	107,689
	Reinsurance contract liabilities		(323,273)	39,435	95,595	90,185	185,780	(98,058)
	Net reinsurance contract assets (liabilities)	~~W~~	(404,451)	59,123	173,638	181,321	354,959	9,631

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(l) Details of reinsurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contracts initially recognized during the period	Groups of contracts issued other than net profit contracts	~~W~~	(1,746,549)	-	1,478,971	15,475	253,467	1,364
	Groups of net profit contracts issued		(62,220)	-	60,868	1,503	123	274
		~~W~~	(1,808,769)	-	1,539,839	16,978	253,590	1,638

			December 31, 2024
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contracts initially recognized during the period	Groups of contracts issued other than net profit contracts	~~W~~	(160,095)	-	109,889	3,098	47,598	490
	Groups of net profit contracts issued		(64,074)	-	68,159	1,574	(4,669)	990
		~~W~~	(224,169)	-	178,048	4,672	42,929	1,480

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(m) The amount of contractual service margin for reinsurance contracts that do not apply the premium allocation approach as of December 31, 2025 and 2024 is expected to be recognized in profit or loss in the future as follows:

		December 31, 2025
		Less than 1 year	1~2 years	2~5 year	5~10 year	More than 10 years	Total
Reinsurance contract assets	~~W~~	(19,328)	(18,168)	(49,285)	(67,992)	(124,366)	(279,139)
Reinsurance contract liabilities		(18,802)	(16,756)	(38,942)	(43,802)	(93,593)	(211,895)
	~~W~~	(38,130)	(34,924)	(88,227)	(111,794)	(217,959)	(491,034)

		December 31, 2024
		Less than 1 year	1~2 years	2~5 year	5~10 year	More than 10 years	Total
Reinsurance contract assets	~~W~~	(12,551)	(11,363)	(29,455)	(38,460)	(77,350)	(169,179)
Reinsurance contract liabilities		(13,874)	(12,036)	(30,495)	(35,569)	(93,806)	(185,780)
	~~W~~	(26,425)	(23,399)	(59,950)	(74,029)	(171,156)	(354,959)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2025 and 2024 are as follows:

			December 31, 2025
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Expected insurance claims and other expected insurance service expenses	~~W~~	757,062	659,233	342,883	1,759,178
	Change in risk adjustment		57,884	41,931	86,153	185,968
	Amortization of contractual service margin		357,104	253,829	302,280	913,213
	Recoveries of insurance acquisition cash flows		92,192	312	329,782	422,286
	Other		(11,306)	64	(7,023)	(18,265)
			1,252,936	955,369	1,054,075	3,262,380
Premium allocation approach			23,416	-	78,526	101,942
Insurance revenue subtotal			1,276,352	955,369	1,132,601	3,364,322

Unapplied premium allocation approach	Incurred claims and other incurred insurance service expenses		761,109	643,747	424,376	1,829,232
	Changes in liabilities for incurred claims		(5,912)	(24,832)	4,015	(26,729)
	Losses on onerous contracts		(21,666)	(70,108)	95,909	4,135
	Amortization of insurance acquisition cash flows		92,191	312	329,783	422,286
	Other		(9,665)	1,670	(19,490)	(27,485)
			816,057	550,789	834,593	2,201,439
Premium allocation approach			53,111	-	67,264	120,375
Insurance service expense subtotal		~~W~~	869,168	550,789	901,857	2,321,814

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2025
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Incurred reinsurance claims	~~W~~	-	108,510	76,505	185,015
	Changes in liabilities for incurred claims		-	(32,864)	(1,361)	(34,225)
	Other		-	(207)	14,391	14,184
			-	75,439	89,535	164,974
Premium allocation approach			9,420	-	27,905	37,325
Reinsurance revenue subtotal			9,420	75,439	117,440	202,299

Unapplied premium allocation approach	Expected reinsurance claims		-	37,115	39,595	76,710
	Change in risk adjustment		-	3,552	3,177	6,729
	Amortization of contractual service margin		-	10,697	21,985	32,682
	Other		-	17,199	17,118	34,317
			-	68,563	81,875	150,438
Premium allocation approach			17,796	-	20,846	38,642
Reinsurance service expense subtotal			17,796	68,563	102,721	189,080
		~~W~~	398,808	411,456	245,463	1,055,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Expected insurance claims and other expected insurance service expenses	~~W~~	769,737	685,765	199,933	1,655,435
	Change in risk adjustment		48,040	35,437	46,946	130,423
	Amortization of contractual service margin		433,780	246,990	242,944	923,714
	Recoveries of insurance acquisition cash flows		116,454	379	243,578	360,411
	Other		(13,242)	(371)	(4,371)	(17,984)
			1,354,769	968,200	729,030	3,051,999
Premium allocation approach			64,109	-	445	64,554
Insurance revenue subtotal			1,418,878	968,200	729,475	3,116,553

Unapplied premium allocation approach	Incurred claims and other incurred insurance service expenses		775,573	652,193	219,202	1,646,968
	Changes in liabilities for incurred claims		(2,310)	26,060	4,432	28,182
	Losses on onerous contracts		42,867	4,682	20,385	67,934
	Amortization of insurance acquisition cash flows		116,636	379	243,396	360,411
	Other		(10,455)	883	(38,758)	(48,330)
			922,311	684,197	448,657	2,055,165
Premium allocation approach			75,029	-	1,366	76,395
Insurance service expense subtotal		~~W~~	997,340	684,197	450,023	2,131,560

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Insurance contract liabilities (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2025 and 2024 are as follows (continued):

			December 31, 2024
			Retroactive modification method	Fair value method	Other	Total
Unapplied premium allocation approach	Incurred reinsurance claims	~~W~~	67	68,816	20,973	89,856
	Changes in liabilities for incurred claims		58	(27,421)	(1,971)	(29,334)
	Other		53	(11,372)	3,938	(7,381)
			178	30,023	22,940	53,141
Premium allocation approach			20,437	-	-	20,437
Reinsurance revenue subtotal			20,615	30,023	22,940	73,578

Unapplied premium allocation approach	Expected reinsurance claims		-	39,319	13,689	53,008
	Change in risk adjustment		-	2,861	1,066	3,927
	Amortization of contractual service margin		-	(11,035)	10,844	(191)
	Other		-	(2,306)	2,915	609
			-	28,839	28,514	57,353
Premium allocation approach			18,052	-	-	18,052
Reinsurance service expense subtotal			18,052	28,839	28,514	75,405
		~~W~~	424,101	285,187	273,878	983,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

30. Insurance finance income and expense

Details of insurance finance income and expense for the years ended December 31, 2025 and 2024 are as follows:

				December 31, 2025
				Life insurance			Non-life insurance			Total
				General	Variable	Retirement	Long-term	General	Automobile
Insurance finance income	Insurance contracts	Effect of foreign exchange rate changes	~~W~~	20,253	-	-	-	-	-	20,253
		Other		5,483	18,122	-	-	-	-	23,605
				25,736	18,122	-	-	-	-	43,858
	Reinsurance contracts	Other		229	-	-	-	-	-	229
				25,965	18,122	-	-	-	-	44,087
Insurance finance expenses	Insurance contracts	Effect of foreign exchange rate changes		15,824	-	-	-	-	-	15,824
		Other		220	1,219,210	-	-	-	-	1,219,430
				16,044	1,219,210	-	-	-	-	1,235,254
	Reinsurance contracts	Other		17	-	-	-	11	-	28
				16,061	1,219,210	-	-	11	-	1,235,282
Total insurance finance income and expenses recognized in profit or loss				9,904	(1,201,088)	-	-	(11)	-	(1,191,195)
Insurance finance income and expenses recognized in other comprehensive income (*)				1,791,470	(42,982)	-	107	32	-	1,748,627
Reinsurance finance income and expenses recognized in other comprehensive income (*)				(211,718)	-	-	8	(23)	-	(211,733)
Total insurance finance income and expenses recognized in profit or loss and other comprehensive income			~~W~~	1,589,656	(1,244,070)	-	115	(2)	-	345,699

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

30. Insurance finance income and expense (continued)

Details of insurance finance income and expense for the years ended December 31, 2025 and 2024 are as follows (continued):

				December 31, 2024
				Life insurance			Non-life insurance			Total
				General	Variable	Retirement	Long-term	General	Automobile
Insurance finance income	Insurance contracts	Effect of foreign exchange rate changes	~~W~~	13,896	-	-	-	-	-	13,896
		Other		21,762	166,710	-	-	2	-	188,474
				35,658	166,710	-	-	2	-	202,370
	Reinsurance contracts	Other		40	-	-	-	(47)	-	(7)
				35,698	166,710	-	-	(45)	-	202,363
Insurance finance expenses	Insurance contracts	Effect of foreign exchange rate changes		48,410	-	-	-	-	-	48,410
		Other		1,176	252,216	-	-	-	-	253,392
				49,586	252,216	-	-	-	-	301,802
Total insurance finance income and expenses recognized in profit or loss				(13,888)	(85,506)	-	-	(45)	-	(99,439)
Insurance finance income and expenses recognized in other comprehensive income (*)				(3,124,198)	(47,215)	-	(47)	(26)	-	(3,171,486)
Reinsurance finance income and expenses recognized in other comprehensive income (*)				(2,098)	-	-	7	18	-	(2,073)
Total insurance finance income and expenses recognized in profit or loss and other comprehensive income			~~W~~	(3,140,184)	(132,721)	-	(40)	(53)	-	(3,272,998)

(*) Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

31. Investment contract liabilities

Details of investment contract liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Financial liabilities at amortized cost (*)	~~W~~	1,536,393	1,165,022

(*) This is retirement pension policyholder reserve.

32. Other liabilities

Other liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Lease liabilities (*)	~~W~~	790,339	890,689
Accounts payable		29,026,951	15,140,873
Accrued expenses		6,964,603	7,023,165
Dividend payable		6,352	7,997
Advance received		178,085	198,317
Unearned income		446,972	453,706
Withholding value-added tax and other taxes		844,975	1,020,113
Securities deposit received		2,576,731	2,252,424
Foreign exchange settlement pending		639,422	551,196
Domestic exchange settlement pending		4,194,954	1,806,106
Payable from trust account		9,905,174	8,174,066
Due to agencies		1,186,042	1,178,661
Deposits for subscription		82,969	61,578
Sundry liabilities		2,431,999	2,198,383
Other		57,058	54,133
Present value discount		(94,969)	(131,898)
	~~W~~	59,237,657	40,879,509

(*) As of December 31, 2025, the Group accounts for the lease liabilities as other liabilities. For the year ended December 31, 2025, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~ 74 million, cash outflows from leases are ~~W~~ 288,447 million, and interest expense on lease liabilities is ~~W~~ 20,984 million. For the year ended December 31, 2024, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~ 1,987 million, cash outflows from leases are ~~W~~ 299,061 million, and interest expense on lease liabilities is ~~W~~ 22,787 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Equity

(a) Equity as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Capital stock (*1):
Ordinary shares	~~W~~	2,695,586	2,695,586
Preferred shares		274,055	274,055
		2,969,641	2,969,641

Hybrid bond		4,749,837	4,600,121

Capital surplus:
Share premium		11,352,744	11,352,744
Others		745,814	742,224
		12,098,558	12,094,968

Capital adjustments		(1,180,080)	(807,114)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at FVOCI		(3,752,987)	(2,314,518)
Equity in other comprehensive loss of associates		(11,035)	5,701
Foreign currency translation adjustments for foreign operations		152,539	296,489
Net loss from cash flow hedges		(169,697)	3,406
Remeasurement of net defined benefit liabilities (assets)		(348,506)	(354,087)
Changes in own credit risk on financial liabilities designated under fair value option		(4,468)	(5,569)
Net finance income on insurance contract assets (liabilities)		1,801,274	532,388
Net finance income on reinsurance contract assets (liabilities)		(141,933)	11,750
		(2,474,813)	(1,824,440)

Retained earnings (*2), (*3), (*4)		41,796,129	39,020,580

Non-controlling interest (*5)		2,413,052	2,767,277
	~~W~~	60,372,324	58,821,033

(*1) Due to profit retirement, the capital is different from the total face value of issued stocks.

(*2) As of December 31, 2025 and 2024, profits reserved by the Group in accordance with Article 53 of the Financial Holding Companies Act amounted to ~~W~~ 2,969,641 million and ~~W~~ 2,865,461 million, respectively.

(*3) As of December 31, 2025 and 2024, the regulatory reserve for loan losses the Group appropriated in retained earnings are ~~W~~ 20,462 million and ~~W~~ 20,656 million, respectively.

(*4) As of December 31, 2025, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~ 20,888,870 million.

(*5) As of December 31, 2025 and 2024, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. issued are ~~W~~ 2,148,630 million and ~~W~~ 2,587,478 million, respectively, and are recognized as non-controlling interests. And, for the years ended December 31, 2025 and 2024, the amounts of dividends paid for the hybrid bonds of Shinhan Bank, Jeju Bank, Shinhan Capital Co,. Ltd. and Shinhan Life Insurance Co., Ltd. ~~W~~ 106,713 million and ~~W~~ 104,400 million, respectively, are allocated to profit attributed to non-controlling interest.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

33. Equity (continued)

(b) Capital stock

i) Capital stock of the Group as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024
Number of authorized shares		1,000,000,000		1,000,000,000
Types of stock		Ordinary shares	Preferred shares	Ordinary shares	Preferred shares
Par value per share in won	~~W~~	5,000	-	5,000	-
Number of issued ordinary shares		485,494,934		503,445,325	-
Capital stock (*)	~~W~~	2,695,586	274,055	2,695,586	274,055

(*) Due to profit retirement, the capital is different from the total face value of issued stocks.

(ii) The details of changes in the number of ordinary shares outstanding as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Beginning balance	498,859,764	512,753,119
Increase	-	6,353
Decrease	(21,702,365)	(13,899,708)
Ending balance	477,157,399	498,859,764

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2025 and 2024 are as follows:

	Issue date	Maturity date	Interest rate (%)		December 31, 2025	December 31, 2024
KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	-	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	September 17, 2020	Perpetual bond	3.12		-	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	398,833
	September 12, 2024	Perpetual bond	4.00		399,033	399,033
	February 13, 2025	Perpetual bond	3.90		398,835	-
	September 9, 2025	Perpetual bond	3.26		399,035	-
USD	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,749,837	4,600,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

33. Equity (continued)

(c) Hybrid bonds (continued)

(*) For the year ended December 31, 2025, the deduction for capital related to hybrid bonds issued is ~~W~~ 2,131 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

(d) Capital adjustments

(i) Changes in capital adjustments for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	~~W~~	(807,114)	(658,664)
Acquisition of treasury stocks		(1,250,001)	(700,000)
Disposal and retirement of treasury stocks		900,000	450,297
Redemption of hybrid bonds		(1,322)	102,143
Other transactions with owners		(21,643)	(890)
Ending balance	~~W~~	(1,180,080)	(807,114)

(ii) Details of treasury stock acquisition for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024
	The number of shares		Carrying amount	The number of shares		Carrying amount
Beginning balance	4,585,561	~~W~~	250,000	6,352	~~W~~	227
Acquisition	21,702,365		1,250,001	13,899,708		700,000
Disposal	-		-	(6,353)		(227)
Retirement (*)	(17,950,391)		(900,000)	(9,314,146)		(450,000)
Ending balance	8,337,535	~~W~~	600,001	4,585,561	~~W~~	250,000

(*) For the year ended December 31, 2025, the Group acquired treasury stocks for retirement and completed the retirement of 7,603,260 shares and 10,347,131 shares on April 29, 2025 and June 26, 2025, respectively. For the year ended December 31, 2024, the Group acquired treasury stocks for retirement and completed the retirement of 3,366,257 shares and 5,947,889 shares on March 22, 2024 and November 1, 2024, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Equity (continued)

(e) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at FVOCI	Equity in other comprehensi-ve income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expen-se) on insurance contract assets (liabilities)	Net finance Income (expen-se) on reinsura-nce contract assets (liabilities)	Remeasure- ments of the defined benefit plans	Equity in other comprehensi-ve income (expense) of associates	Gain (loss) on securities at FVOCI	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)
Change due to fair value		(2,181,955)	(24,731)	-	-	1,748,614	(211,730)	-	-	225,514	(4,163)	(448,451)
Reclassification:
Change due to impairment or disposal		(47,293)	662	-	-	-	-	-	-	-	-	(46,631)
Effect of hedge accounting		-	-	-	(27,149)	-	-	-	-	-	-	(27,149)
Hedging		(19,262)	-	59,096	(216,152)	-	-	-	-	-	-	(176,318)
Effects from changes in foreign exchange rate		-	1,107	(199,597)	-	-	-	-	-	(696)	-	(199,186)
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(181)	-	-	-	(181)
Deferred income taxes		648,218	6,226	(3,787)	70,198	(479,728)	58,047	5,505	-	(61,788)	1,511	244,402
Transfer to other account		-	-	-	-	-	-	-	-	(2,923)	3,753	830
Non-controlling interests		1,716	-	338	-	-	-	257	-	-	-	2,311
Ending balance	~~W~~	(4,081,244)	(11,044)	152,539	(169,697)	1,801,274	(141,933)	(348,506)	9	328,257	(4,468)	(2,474,813)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Equity (continued)

(e) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at FVOCI	Equity in other comprehensi-ve income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expen-se) on insurance contract assets (liabilities)	Net finance Income (expen-se) on reinsura-nce contract assets (liabilities)	Remeasure- ments of the defined benefit plans	Equity in other comprehens-ive income (expense) of associates	Gain (loss) on securities at FVOCI	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		1,465,249	16,732	-	-	(3,171,476)	(2,077)	-	-	55,179	(8,616)	(1,645,009)
Reclassification:
Change due to impairment or disposal		119,594	-	(593)	-	-	-	-	-	-	-	119,001
Effect of hedge accounting		-	-	-	(582,424)	-	-	-	-	-	-	(582,424)
Hedging		(30,371)	-	(221,221)	634,645	-	-	-	-	-	-	383,053
Effects from changes in foreign exchange rate		-	(7,668)	624,565	-	-	-	-	-	13,017	-	629,914
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(83,937)	-	-	-	(83,937)
Deferred income taxes		(407,849)	(2,393)	13,431	(13,707)	837,241	554	21,794	-	(17,609)	2,275	433,737
Transfer to other account		-	-	-	-	-	-	-	-	(7,329)	4,656	(2,673)
Non-controlling interests		(857)	-	(1,176)	-	-	-	384	-	-	-	(1,649)
Ending balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Equity (continued)

(f) Appropriation of retained earnings

The appropriation of retained earnings for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Date of appropriation:		March 26, 2026	March 26, 2025
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,472,618	4,672,650
Retirement of treasury stock		(900,070)	(450,402)
Dividend to hybrid bonds		(197,932)	(176,945)
Interim dividends		(828,228)	(820,287)
Net income		2,385,457	1,619,867
		4,931,845	4,844,883

Transfer from voluntary reserves
Loan loss reserve reversal amount		2,754	194
		4,934,599	4,845,077

Appropriation of retained earnings:
Legal reserve		-	104,180
Dividends on ordinary shares paid		417,502	267,755
Loss on redemption of hybrid bonds		1,846	524
		419,348	372,459
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,515,251	4,472,618

(*) These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Financial Group.

(g) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	~~W~~	3,969,339	3,456,487
Expected regulatory reserve for loan losses		274,226	512,852
Ending balance	~~W~~	4,243,565	3,969,339

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

33. Equity (continued)

(g) Regulatory reserve for loan losses (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,971,561	4,450,177
Provision for regulatory reserve for loan losses		(268,536)	(512,278)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	4,703,025	3,937,899
Basic and diluted earnings per share adjusted for regulatory reserve in won (*)		9,260	7,779

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

34. Dividends

(a) The interim dividends paid for the years ended December 31, 2025 and 2024 are as follows:

December 31, 2025
Record date			Amount
May 2, 2025 (1st Quarter)	Ordinary shares (~~W~~ 570 per share)	~~W~~	278,127

August 1, 2025 (2nd Quarter)	Ordinary shares (~~W~~ 570 per share)	~~W~~	276,732

November 4, 2025 (3rd Quarter)	Ordinary shares (~~W~~ 570 per share)	~~W~~	273,369
		~~W~~	828,228

December 31, 2024
Record date			Amount
March 31, 2024 (1st Quarter)	Ordinary shares (~~W~~ 540 per share)	~~W~~	275,069

June 30, 2024 (2nd Quarter)	Ordinary shares (~~W~~ 540 per share)	~~W~~	273,358

September 30, 2024 (3rd Quarter)	Ordinary shares (~~W~~ 540 per share)	~~W~~	271,860
		~~W~~	820,287

(b) Details of dividends recognized as distributions to shareholders for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Ordinary shares:
Total number of shares issued and outstanding	~~W~~	485,494,934	503,445,325
Par value per share in won		5,000	5,000
Dividend per share in won (*3)		880	540
Dividends (*1), (*2)	~~W~~	417,502	267,755
Dividend rate per share (*3)%		17.6	10.8
Record date (*4)		2026-02-20	2025-02-21

(*1) The proposed dividend is scheduled to be resolved at the general meeting of shareholders on March 26, 2026, and therefore has not been recognized as a distribution to owners during the current period.

(*2) The dividend applies to ordinary shares excluding treasury shares, with 2,723,039 treasury shares acquired between the end of the reporting period and the dividend record date being excluded.

(*3) The amount excludes interim dividends. When including quarterly dividends, the dividend per share is ~~W~~ 2,590 and ~~W~~ 2,160, for the years ended December 31, 2025 and 2024, respectively and dividend rate per share are 51.8% and 43.2%, for the years ended December 31, 2025 and 2024, respectively.

(*4) The Articles of Incorporation were amended at the regular general meeting of shareholders held on March 23, 2023, to allow the Board of Directors to determine the dividend record date by resolution. Accordingly, the record date for the 2025 annual dividend is February 20, 2026.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

34. Dividends (continued)

(c) Dividends for hybrid bond is calculated as follows for the years ended December 31, 2025 and 2024:

		December 31, 2025	December 31, 2024
Amount of hybrid bond	~~W~~	4,764,550	4,614,550
Interest rate	%	2.88 ~ 5.40	2.88 ~ 5.40
Dividends	~~W~~	197,932	176,945

35. Operating revenue

Operating revenue for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Interest income	~~W~~	27,988,801	29,209,338
Fees and commission income		4,564,323	4,295,366
Insurance income		3,364,322	3,116,553
Reinsurance income		202,299	73,578
Insurance finance income		44,087	202,363
Dividend income		209,681	239,097
Net gain on financial instruments measured at FVTPL		4,823,409	4,264,126
Gain on trading derivatives measured at FVTPL		17,568,108	22,397,247
Net gain on financial instruments designated at FVTPL		232,193	252,924
Net gain on foreign currency transaction		3,683,224	8,084,564
Net gain on disposal of securities at FVOCI		287,564	197,708
Net gain on disposal of securities at amortized cost		2	-
Reversal of credit loss allowance		107,122	4,311
Gain related to hedging derivates		607,993	753,798
Other operating income		998,832	973,306
	~~W~~	64,681,960	74,064,279

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

36. Net interest income

Net interest income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Interest income:
Cash and due from banks at amortized cost	~~W~~	781,197	780,046
Deposits at FVTPL		1,305	133
Securities at FVTPL		1,499,121	1,693,064
Securities at FVOCI		2,888,284	2,744,083
Securities at amortized cost		1,044,061	1,101,721
Loans at amortized cost		21,311,377	22,410,903
Loans at FVTPL		89,239	100,122
Insurance finance interest income		232,272	219,409
Others		141,945	159,857
		27,988,801	29,209,338
Interest expense:
Deposits		9,202,286	10,220,774
Financial liabilities designated at FVTPL		14,792	13,292
Borrowings		1,534,773	1,862,406
Debt securities issued		3,332,621	3,408,678
Insurance finance interest expense		1,885,044	1,901,536
Others		324,829	400,350
		16,294,345	17,807,036
Net interest income	~~W~~	11,694,456	11,402,302

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

37. Net fees and commission income

Net fees and commission income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Fees and commission income:
Credit placement fees	~~W~~	64,109	73,339
Commission received as electronic charge receipt		150,709	147,625
Brokerage fees		529,028	392,836
Commission received as agency		176,535	153,684
Investment banking fees		294,948	228,976
Commission received in foreign exchange activities		452,048	361,341
Trust management fees		258,331	249,586
Credit card fees		1,186,972	1,311,422
Operating lease fees (*)		651,178	651,691
Others		800,465	724,866
		4,564,323	4,295,366
Fees and commission expense:
Credit-related fee		45,155	49,924
Credit card fees		1,018,051	966,303
Others		579,906	564,265
		1,643,112	1,580,492
Net fees and commission income	~~W~~	2,921,211	2,714,874

(*) Among operating lease fees recognized for the years ended December 31, 2025 and 2024, there is no variable lease fee income which does not vary by index or rate.

38. Dividend income

Dividend income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Securities at FVTPL	~~W~~	138,353	152,990
Securities at FVOCI		71,328	86,107
	~~W~~	209,681	239,097

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

39. Net gains (losses) on financial instruments measured at fair value through profit or loss

Net gains (losses) on financial instruments measured at fair value through profit or loss for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Net gain (loss) on due from banks measured at FVTPL
Gain (loss) on valuation	~~W~~	6,465	(711)

Net gain on loans measured at FVTPL
Loss on valuation		(68,284)	(2,755)
Gain on sale		487	90,227
		(67,797)	87,472
Net gain on securities measured at FVTPL
Debt securities
Gain on valuation		204,485	663,877
Gain (loss) on sale		(10,263)	(39,354)
Other gains		687,136	803,645
		881,358	1,428,168
Equity securities
Gain on valuation		934,475	161,316
Gain on sale		495,672	485,566
		1,430,147	646,882
Other
Gain on valuation		337,239	36,688
		2,648,744	2,111,738

Net loss on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		9,972	(3,593)
Loss on disposal		(39,802)	(249,398)
		(29,830)	(252,991)
Other
Loss on valuation		(527,558)	(173,058)
Gain on disposal		12,331	2,930
		(515,227)	(170,128)
		(545,057)	(423,119)
Derivatives:
Gain on valuation		510,524	82,184
Loss on transaction		(143,514)	(646,793)
		367,010	(564,609)
	~~W~~	2,409,365	1,210,771

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

40. Net gains (losses) on financial instruments designated at fair value through profit or loss

Net gains (losses) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Financial liabilities designated at FVTPL:
Debt securities issued:
Gain (loss) on valuation	~~W~~	23,435	(6,466)
Gain on sale		11	-
		23,446	(6,466)

Compound financial instruments:
Gain (loss) on valuation		19,796	(29,162)
Loss on sale and redemption		(457,190)	(308,825)
		(437,394)	(337,987)
	~~W~~	(413,948)	(344,453)

41. Provision for credit loss allowance

Provision for credit loss allowance on financial assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Allowance provided:
Loans at amortized cost	~~W~~	(2,014,137)	(1,862,013)
Other financial assets at amortized cost		(70,035)	(113,662)
Securities at FVOCI		(25,915)	-
Unused credit line and financial guarantee		-	(41,910)
		(2,110,087)	(2,017,585)
Allowance reversed:
Securities at FVOCI	~~W~~	-	2,699
Securities at amortized cost		1,243	1,612
Unused credit line and financial guarantee		105,879	-
		107,122	4,311
	~~W~~	(2,002,965)	(2,013,274)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

42. General and administrative expenses

General and administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Employee benefits:
Salaries	~~W~~	3,522,053	3,316,503
Severance benefits:
Defined contribution		40,817	37,745
Defined benefit		143,751	114,943
		184,568	152,688
Termination benefits		279,693	235,330
		3,986,314	3,704,521

Entertainment		48,345	46,903
Depreciation		541,607	535,571
Amortization		308,321	279,095
Taxes and utility bills		316,925	272,018
Advertising		319,845	315,281
Research		27,341	23,917
Others		853,802	938,934
	~~W~~	6,402,500	6,116,240

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won, except per share data)

43. Share-based payments

(a) Performance shares granted as of December 31, 2025 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at December 31, 2025	880,880 shares	2,069,238 shares

Fair value per share in Korean won (*)	~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156, ~~W~~ 50,444 and ~~W~~ 77,757 for the expiration of exercising period from 2021 to 2025	~~W~~ 76,900

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the past one month, and the past one week from the day before the base date) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock price to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

43. Share-based payments (continued)

(b) Share-based compensation costs for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	10,979	95,163	106,142

		December 31, 2024
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	4,950	41,686	46,636

(c) Accrued expenses recognized related to share-based payment transactions as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	22,537	197,518	220,055

		December 31, 2024
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	16,396	135,356	151,752

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

44. Net other operating income and expenses

Other operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	249,842	206,643
Others:
Gain on hedged items		607,993	753,798
Reversal of allowance for guarantees and acceptances		-	8,471
Reversal of other allowance		1,086	8,022
Others		747,904	750,170
		1,356,983	1,520,461
	~~W~~	1,606,825	1,727,104
Other operating expense
Loss on disposal of assets:
Loans at amortized cost	~~W~~	161,910	97,821
Others:
Loss on hedged items		753,529	626,116
Fund contribution		559,455	526,196
Provision for payment guarantee liabilities		404	-
Provision for other debt allowances		35,164	98,344
Depreciation of operating lease assets		445,157	465,716
Others		1,977,199	1,979,135
		3,770,908	3,695,507
	~~W~~	3,932,818	3,793,328

Other operating expenses, net	~~W~~	(2,325,993)	(2,066,224)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

45. Net other non-operating income and expenses

Other non-operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Other non-operating income
Gain on disposal of assets:
Property and equipment	~~W~~	5,706	3,287
Investment property		3,621	3,427
Assets held for sale		21,181	-
Lease assets		68	1
Right-of-use assets		3,247	9,712
Gain on other disposals		340	-
		34,163	16,427

Investments in associates:
Gain on disposal		14,701	9,908
Reversal of impairment loss		-	183
		14,701	10,091
Others:
Rental income on investment property		35,725	28,708
Reversal of impairment losses on intangible asset		277	112
Gain on contribution of assets		1,670	-
Bargain purchase gain		3,077	-
Others		110,405	86,458
		151,154	115,278
		200,018	141,796

Other non-operating expense
Loss on disposal of assets:
Property and equipment		1,185	5,785
Lease assets		116	7
Right-of-use assets		6,125	804
Others		909	50
		8,335	6,646

Investments in associates:
Loss on disposal		21,460	5,193
Impairment loss		49,485	43,262
		70,945	48,455
Others:
Donations		170,706	144,212
Depreciation of investment properties		16,922	15,063
Impairment loss on property and equipment		923	1,650
Impairment loss on intangible assets		1,073	25,468
Write-off of intangible assets		1,027	1,662
Expenses on collection of special bonds		9,228	10,236
Others		236,432	294,160
		436,311	492,451
		515,591	547,552

Other non-operating expenses, net	~~W~~	(315,573)	(405,756)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

46. Income tax expense

(a) Income tax expense for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Current income tax expense	~~W~~	1,572,116	1,210,083
Temporary differences		17,638	(163,840)
Income tax recognized in other comprehensive income		254,736	424,679
Income tax expenses	~~W~~	1,844,490	1,470,922

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Profit before income taxes	~~W~~	6,929,009	6,029,092

Income taxes at statutory tax rates		1,818,897	1,581,318
Adjustments:
Non-taxable income		(20,796)	(44,370)
Non-deductible expense		23,909	19,755
Tax credit		(1,318)	(1,484)
Others		23,798	(84,297)
Income tax expense	~~W~~	1,844,490	1,470,922

Effective tax rate	%	26.62	24.40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

46. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Beginning Balance	Profit or loss	Other comprehensive income (loss)	Ending Balance (*)
Unearned income	~~W~~	(430,175)	(23,729)	-	(453,904)
Account receivable		(36,406)	(5,060)	-	(41,466)
Financial assets measured at fair value		(379,605)	76,414	585,988	282,797
Investment in associates		194,415	(18,848)	6,229	181,796
Valuation and depreciation of property and equipment, etc.		(103,931)	(959)	-	(104,890)
Derivative asset		51,184	(70,745)	82,890	63,329
Deposits		27,279	9,677	-	36,956
Accrued expenses		286,029	40,172	-	326,201
Defined benefit obligation		547,095	35,686	(8,532)	574,249
Plan assets		(583,708)	(76,062)	13,930	(645,840)
Other provisions		495,417	12,464	-	507,881
Allowance for acceptance and guarantees		35,484	12,713	-	48,197
Allowance related to asset revaluation		(47,709)	(1,999)	-	(49,708)
Allowance for expensing depreciation		(79)	61	-	(18)
Accrued contributions		57,604	(1,561)	-	56,043
Financial assets (liabilities) designated at fair value through profit of loss		(112,939)	(14,065)	-	(127,004)
Allowances		274,218	(49,538)	-	224,680
Constructive dividend		18,575	848	-	19,423
Liability under insurance contracts		10,356	(1,510)	-	8,846
Others		(701,922)	(175,446)	(425,769)	(1,303,137)
		(398,818)	(251,487)	254,736	(395,569)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		180,503	(22,015)	-	158,488
	~~W~~	(218,315)	(273,502)	254,736	(237,081)

(*) Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 1,128 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

46. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2025 and 2024 are as follows (continued):

		December 31, 2024
		Beginning Balance	Profit or loss	Other comprehensive income (loss)	Ending Balance (*1)
Unearned income	~~W~~	(432,276)	2,101	-	(430,175)
Account receivable		(21,354)	(15,052)	-	(36,406)
Financial assets measured at fair value		454,253	(408,640)	(425,218)	(379,605)
Investment in associates		188,268	8,543	(2,396)	194,415
Valuation and depreciation of property and equipment etc.		(104,078)	147	-	(103,931)
Derivative asset		152,388	(79,962)	(21,242)	51,184
Deposits		33,553	(6,274)	-	27,279
Accrued expenses		221,458	64,571	-	286,029
Defined benefit obligation		544,667	(17,567)	19,995	547,095
Plan assets		(617,983)	32,565	1,710	(583,708)
Other provisions		510,604	(15,187)	-	495,417
Allowance for acceptances and guarantees		22,017	13,467	-	35,484
Allowance related to asset revaluation		(47,709)	-	-	(47,709)
Allowance for expensing depreciation		(140)	61	-	(79)
Accrued contributions		37,669	19,935	-	57,604
Financial assets (liabilities) designated at fair value through profit of loss		(232,597)	119,658	-	(112,939)
Allowances		224,066	50,152	-	274,218
Constructive dividend		17,718	857	-	18,575
Liability under insurance contracts		11,445	(1,089)	-	10,356
Others		(1,551,513)	(2,239)	851,830	(701,922)
		(589,544)	(233,953)	424,679	(398,818)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		200,668	(20,165)	-	180,503
	~~W~~	(388,876)	(254,118)	424,679	(218,315)

(*1) Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 6,721 million due to foreign exchange rate movements.

(*2) The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

46. Income tax expense (continued)

(d) Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2025 and 2024 are as follows:

		January 1, 2025		Changes		December 31, 2025
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(3,112,803)	798,285	(2,024,457)	585,987	(5,137,260)	1,384,272
Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk		(7,566)	1,997	1,403	(301)	(6,163)	1,696
Foreign currency translation adjustments for foreign operations		296,233	257	(140,164)	(3,785)	156,069	(3,528)
Gain (loss) on cash flow hedges		11,133	(7,727)	(255,994)	82,890	(244,861)	75,163
Equity in other comprehensive income (loss) of associates		7,746	(2,044)	(22,965)	6,228	(15,219)	4,184
Remeasurements of the defined benefit liability		(482,002)	127,914	183	5,398	(481,819)	133,312
Net finance income (expense) on insurance contract		739,357	(195,219)	1,536,884	(421,681)	2,276,241	(616,900)
	~~W~~	(2,547,902)	723,463	(905,110)	254,736	(3,453,012)	978,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

		January 1, 2024		Changes		December 31, 2024
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(4,727,044)	1,223,503	1,614,241	(425,218)	(3,112,803)	798,285
Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk		(5,278)	1,393	(2,288)	604	(7,566)	1,997
Foreign currency translation adjustments for foreign operations		(105,343)	(13,174)	401,576	13,431	296,233	257
Gain (loss) on cash flow hedges		(48,623)	13,515	59,756	(21,242)	11,133	(7,727)
Equity in other comprehensive income (loss) of associates		(1,321)	352	9,067	(2,396)	7,746	(2,044)
Remeasurements of the defined benefit liability		(398,538)	106,209	(83,464)	21,705	(482,002)	127,914
Net finance income (expense) on insurance contract		3,912,910	(1,033,014)	(3,173,553)	837,795	739,357	(195,219)
	~~W~~	(1,373,237)	298,784	(1,174,665)	424,679	(2,547,902)	723,463

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

46. Income tax expense (continued)

(e) The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Temporary differences related to Shinhan EZ General Insurance Co., Ltd. (*1)	~~W~~	135,608	109,731

(*1) Shinhan EZ General Insurance Co., Ltd., a subsidiary of the Group, suffered a net loss for the current period, etc. As of the end of December 31, 2025, deferred corporate tax assets were not recognized as it was determined that the temporary difference to be deducted in excess of the temporary difference to be added and the tax loss were not feasible.

(*2) The expiration date of unused carried tax losses not recognized as deferred tax assets as of the end of the reporting period is as follows:

		Less than 1 year	1~2 years	2~3 years	More than 3 years	Total
Tax loss carried-forward	~~W~~	7,444	9,253	12,361	98,817	127,875

(f) The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Investment in subsidiaries, etc.	~~W~~	(10,643,726)	(10,203,270)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Deferred tax assets	~~W~~	1,266,026	1,375,325
Deferred tax liabilities		1,503,107	1,593,640

(h) The Group is required, under the implementation of the Global Minimum Corporate Tax Act, to pay additional taxes on the difference where the effective tax rate of each constituent entity, by jurisdiction in which it is located, falls below 15%. The Group has assessed the impact of the Global Minimum Corporate Tax Act in accordance with the relevant legislation and determined that most constituent entities either meet the transitional safe harbor provisions or have effective tax rates exceeding 15%, and therefore no significant additional tax liability is expected to arise in respect of those entities. However, additional tax has arisen in relation to a constituent entity located in Mexico as a result of the application of the Global Minimum Corporate Tax Act, and accordingly, the current income tax expense for the period ended December 31, 2025 includes current income tax expense of ~~W~~ 936 million related thereto.

Income tax expense related to the Global Minimum Corporate Tax Act is subject to estimation uncertainty due to various factors, including tax incentives granted to permanent establishments and accounting adjustments required under the legislation for the calculation of Global Minimum Tax income based on accounting profit or loss for subsequent periods. In addition, the Group has applied the temporary exception to the recognition of deferred taxes under K-IFRS No. 1012 and, accordingly, has not recognized deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act, nor has it disclosed related information.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

47. Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,971,561	4,450,177
Less:
Dividends to hybrid bond		(197,932)	(176,945)

Profit attributable to ordinary shareholders	~~W~~	4,773,629	4,273,232

Weighted average number of ordinary shares outstanding (*)		486,484,485	506,231,595

Basic and diluted earnings per share in won	~~W~~	9,812	8,441

(*) The number of ordinary shares outstanding is 485,494,934 shares, and the above weighted-average number of shares has been calculated by reflecting changes in treasury stock, including shares acquired and subsequently retired, for the years ended December 31, 2025 and 2024.

(b) The calculation details of the weighted average number of ordinary shares for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Number of shares	Accumulated number of shares
Number of ordinary shares issued	485,494,934	179,923,930,646
Number of treasury shares	(8,337,535)	(2,357,093,621)
Average number of ordinary shares	477,157,399	177,566,837,025
Days		365 days
Weighted average number of ordinary shares		486,484,485

	December 31, 2024
	Number of shares	Accumulated number of shares
Number of ordinary shares issued	503,445,325	186,347,761,912
Number of treasury shares	(4,585,561)	(1,066,997,991)
Average number of ordinary shares	498,859,764	185,280,763,921
Days		366 days
Weighted average number of ordinary shares		506,231,595

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	18,642,539	15,315,381
Contingent guarantees		4,917,473	5,068,782
ABS and ABCP purchase agreements		2,649,382	2,123,665
		26,209,394	22,507,828
Commitments to extend credit:
Loan commitments in won		95,042,772	93,064,772
Loan commitments in foreign currency		25,559,545	28,613,692
Unused credit commitments		93,230,869	90,700,766
Other agreements		6,483,867	6,601,564
		220,317,053	218,980,794
Endorsed bills:
Secured endorsed bills		12,574	1,367
Unsecured endorsed bills		10,560,935	11,937,894
		10,573,509	11,939,261
	~~W~~	257,099,956	253,427,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Commitments and contingencies (continued)

(b) Pending litigations

The Group’s pending lawsuits as a defendant as of December 31, 2025 are as follows:

Case	Number of claims		Claim amount	Description	Status
Return of unjust earning	1	~~W~~	5,027

The plaintiff, a residents’ representative council composed of apartment residents, claims that, following a final court judgment invalidating the formation of the 5th and 6th residents’ representative councils of the apartment complex, illegal acts occurred in the handling of the plaintiff’s Shinhan Bank account, including the transfer of account ownership, in connection with a change in the plaintiff’s representative at the time, thereby causing damages to the plaintiff.

					The first trial is ongoing as of December 31, 2025.
Loss claim	2		73,830	A case in which OO Bank and OO Securities filed a lawsuit for damages against employees of Shinhan Securities Co., Ltd. alleging their involvement in the illegal activities of Lime Asset Management.	The second trial is ongoing as of December 31, 2025. (*1)
Loss claim	2		36,937	A case in which OO Bank and OO Securities filed a lawsuit for damages against employees of Shinhan Securities Co., Ltd. alleging their involvement in the illegal activities of Lime Asset Management.	The first trial is ongoing as of December 31, 2025. (*2)
Loss claim regarding responsibility for construction completion in a management-type land trust	9		261,630

Lenders holding claims for principal and interest have filed lawsuits for damages against Shinhan Asset Trust Co., Ltd., regarding its failure to meet construction completion deadlines under managed land trust agreements with completion guarantees

					(*3)
Other trust-related litigations	718		640,999	Claims against Shinhan Asset Trust Co., Ltd. for defect-related damages, refund of the purchase price, and other related claims	(*4)
Others	465		390,946

Includes multiple cases: Shinhan Bank ~~W~~ 164,553 million (264 cases), Shinhan Card ~~W~~ 13,206 million (49 cases), Shinhan Securities ~~W~~ 120,534 million (28 cases), Shinhan Life ~~W~~ 10,350 million (93 cases), Shinhan Capital ~~W~~ 30,864 million (4 cases), and others.

					(*5)
	1,197	~~W~~	1,409,369

(*1) Following a partial loss in the first trial on February 14, 2025, approximately ~~W~~ 63,200 million was paid. An appeal has been filed and the case is currently pending in the second trial.

(*2) Subsequent to the end of the reporting period, a partial loss was decided in the first trial on February 5, 2026, and approximately ~~W~~ 41,500 million was paid. As of December 31, 2025 the Group has recognized litigation provisions of approximately ~~W~~ 40,100 million.

(*3) As of the end of the reporting period, there were five cases pending in the court of first instance (claim amount: ~~W~~ 169,930 million) and four cases pending in the court of second instance (claim amount: ~~W~~ 91,700 million). However, subsequent to the reporting period, all cases were concluded through withdrawal of the lawsuits following separate settlements with the plaintiffs.

(*4) These lawsuits are related to the trust business of Shinhan Asset Trust Co., Ltd. In the event of a loss, the judgment amount (principal and interest) will be paid from the trust account or can be recovered through a right of

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

indemnity against trust-related parties. Accordingly, the impact on the Group's own account is expected to be limited.

48. Commitments and contingencies (continued)

(b) Pending litigations (continued)

The Group’s pending lawsuits as a defendant as of December 31, 2025 are as follows (continued):

(*5) Subsequent to the reporting period, on February 11, 2026, the Company received an unfavorable ruling at the court of first instance in a loss claim related to its trust business (1 case, claim amount: ~~W~~ 7,005 million), and on February 12, 2026, the Company also received a partially unfavorable ruling at the court of second instance in a lawsuit claiming agreed payments filed by a petitioner (1 case, claim amount: ~~W~~ 5,000 million). As of December 31, 2025, the Group recognized provisions for litigation amounting to ~~W~~ 3,694 million and ~~W~~ 7,379 million, respectively, in relation to the above cases. The cases are currently pending on appeal and before the Supreme Court, respectively.

As of December 31, 2025, the Group has recorded ~~W~~ 144,173 million and ~~W~~ 5,732 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Commitments and contingencies (continued)

(c) As a Prime Brokerage Service (PBS) provider, Shinhan Securities Co., Ltd. entered into a total return swap (TRS) agreement, derivatives that exchange profits and losses from underlying assets such as stocks, bonds, and funds, with a fund managed by Lime Asset Management (the “Lime Fund”). Through the TRS agreement with Shinhan Securities Co., Ltd., the Lime Fund invested approximately USD 200 million in the IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund–FX Hedge (hereinafter referred to as the “IIG Fund”) between May and September 2017. In 2019, under the management instructions of Lime Asset Management, Shinhan Securities Co., Ltd. made an in-kind investment of the IIG Fund into LAM Enhanced Finance III L.P. (the “LAM III Fund”) and acquired beneficiary certificates of the LAM III Fund. The recoverable value of the LAM III Fund’s beneficiary certificates is dependent on the recoverable value of the IIG Fund previously invested in kind. In November 2019, the IIG Fund was subject to a registration cancellation and asset freeze by the U.S. Securities and Exchange Commission (SEC).

In its interim inspection report issued in February 2020, the Financial Supervisory Service (FSS) stated that Shinhan Securities Co., Ltd. was involved in concealing losses and committing fraud in connection with the Lime Fund while operating TRS agreements, and a related prosecution investigation has since been ongoing. On November 12, 2021, the Financial Services Commission (FSC) finalized institutional sanctions against Shinhan Securities Co., Ltd., including a six-month ban on the sale of new private equity funds. In addition, the former director of Prime Brokerage Services at Shinhan Securities Co., Ltd. was arrested and indicted on charges of fraud and violation of the Financial Investment Services and Capital Markets Act. The director was subsequently found guilty.

On January 22, 2021, the prosecution indicted Shinhan Securities Co., Ltd. for violations of the Financial Investment Services and Capital Markets Act arising from the actions of the former director of its Prime Brokerage Services (PBS) division. Subsequently, on March 15, 2023, the court imposed a fine of ~~W~~ 50 million on Shinhan Securities for breach of its supervisory duties.

Taking into consideration the resolutions of the Board of Directors and the results of the dispute settlement committee of the Financial Supervisory Service, Shinhan Securities Co., Ltd. has completed, or plans to carry out, compensation and liquidity support for certain products, including the Lime Trade Finance Fund.

(d) From May 2014 to November 2019, Shinhan Securities Co., Ltd. sold trust instruments related to the Gen2 project. As of December 31, 2025, redemptions for the entire outstanding balance of approximately ~~W~~ 420 billion have been suspended, and repayments have been delayed. In accordance with a resolution of the Board of Directors dated September 28, 2021, Shinhan Securities Co., Ltd. decided to compensate customers who agreed to the suspension of redemption by paying 40% of their invested principal, with the remaining balance to be settled upon recovery of the underlying investments. On August 29, 2023, the Board of Directors resolved to proceed with a private settlement under a post-settlement arrangement. Furthermore, on December 8, 2023, the Board resolved to proceed with private settlements under a post-settlement arrangement for the NH-UK Peterborough Power Plant Trust product, and on September 2, 2025, the Complaints Review Committee resolved to apply the same approach to the Lime M360 Fund and other related trust products.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Commitments and contingencies (continued)

(e) Shinhan Asset Trust Co., Ltd. is engaged in completion-guaranteed land trust projects, under which the company assumes responsibility for ensuring project completion in the event the contractor fails to do so. If Shinhan Asset Trust Co., Ltd. fails to fulfill this obligation, it is liable to compensate financial institutions for any losses incurred. For the period ended December 31, 2025, Shinhan Asset Trust Co., Ltd. had entered into agreements for a total of 16 projects (including those already completed), such as a studio apartment development in Sincheon-dong, Siheung-si, Gyeonggi Province, under a management-type land trust with a guaranteed completion clause. As of December 31, 2025, the total project financing (PF) commitment amount from financial institutions related to these projects was ~~W~~ 1,059,277 million, and the outstanding PF loan balance amounted to ~~W~~ 993,054 million.

As of December 31, 2025, the guaranteed completion deadlines for 8 project sites (including completed ones) have passed. The total project financing (PF) loan commitment limits for these sites amount to ~~W~~ 249,927 million, with loan balances of ~~W~~ 224,123 million.

Shinhan Asset Trust Co., Ltd. continuously assesses the impact of off-balance sheet commitments to ensure that they are appropriately reflected in the financial statements, if necessary.

(f) As of December 31, 2025, Shinhan Asset Trust Co., Ltd. may lend a portion of the total project cost to the trust account in relation to loan-type land trust agreements, etc., and the maximum commitment amount of PF loans (unused limit) is ~~W~~ 263,836 million. Regarding the project, Shinhan Asset Trust Co., Ltd. is not unconditionally obligated to provide trust account loans. Instead, such decisions are made after comprehensively considering factors such as the proprietary account and the cash flow plans of each trust project.

(g) As of December 31, 2025, Shinhan Securities Co., Ltd. is under investigation by the Korea Fair Trade Commission regarding alleged unfair collusion among financial institutions. In addition, Shinhan Life Insurance is expected to receive inspection results and corrective action requirements for certain matters identified during the regular examination conducted by the Financial Supervisory Service in 2023.

(h) Shinhan Bank, in accordance with the Dual Recourse Bonds Act and the covered bond issuance program agreement, separately registers and manages a cover pool to secure the repayment of covered bonds. To maintain the eligibility of the cover pool, Shinhan Bank performs a collateral maintenance ratio test on each calculation date to ensure that the adjusted total collateral amount remains at or above a specified percentage (minimum collateral ratio) of the outstanding issuance balance. In addition, from 12 months prior to the maturity of covered bonds, Shinhan Bank conducts a pre-maturity liquidity test and has agreed to pre-accumulate liquidity assets necessary for repayment at maturity upon the occurrence of certain events, such as a credit rating downgrade.

As of December 31, 2025 and 2024, the carrying amounts of covered bonds issued by Shinhan Bank are ~~W~~ 1,916,820 million and ~~W~~ 1,852,365 million, respectively. The carrying amounts of the cover pools (including residential mortgage loans and liquidity assets) established to comply with the above agreements are ~~W~~ 3,647,109 million and ~~W~~ 4,458,312 million, respectively.

(i) Shinhan Card Co., Ltd. is currently subject to an investigation by the supervisory authorities in connection with the leakage of personal information of merchant representatives that occurred between March 2022 and May 2025. The outcome of the investigation cannot be reasonably estimated as of December 31,2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

49. Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Cash and due from banks at amortized cost	~~W~~	39,758,705	40,547,054
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(966,755)	(1,655,932)
Restricted due from banks		(3,496,827)	(3,643,579)
		(4,463,582)	(5,299,511)
	~~W~~	35,295,123	35,247,543

(b) Significant non-cash activities for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Transfers from construction-in-progress to property and equipment	~~W~~	36,258	26,185
Transfers between property and equipment and investment property		4,829	77,752
Transfers between assets held for sale and property and equipment		11,880	1,039
Transfers between investment property and assets held for sale		52,138	5,551
Accounts payable for purchase of intangible assets, etc.		(92,368)	(132,270)
Transaction for right-of-use assets		226,747	578,651

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

49. Statement of cash flows (continued)

(c) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Net Derivative liabilities	Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	(140,273)	49,920,373	93,765,854	890,689	261,299	144,697,942
Changes from cash flows		148,779	5,125,412	(753,062)	(281,530)	49,985	4,289,584
Non-cash changes:
Interest expense (Amortization)		-	(100,672)	42,896	20,984	-	(36,792)
Changes in foreign currency		-	60,971	(210,960)	(7,204)	15	(157,178)
Other		(285,623)	388,750	146,694	167,400	(23,450)	393,771
Ending balance	~~W~~	(277,117)	55,394,834	92,991,422	790,339	287,849	149,187,327

		December 31, 2024
		Net Derivative liabilities	Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	358,017	56,901,352	81,561,725	613,914	254,832	139,689,840
Changes from cash flows		119,361	(8,231,239)	9,578,027	(272,634)	-	1,193,515
Non-cash changes:
Interest expense (Amortization)		-	(131,663)	(4,401)	22,787	-	(113,277)
Changes in foreign currency		-	770,798	2,178,255	28,602	-	2,977,655
Other		(617,651)	611,125	452,248	498,020	6,467	950,209
Ending balance	~~W~~	(140,273)	49,920,373	93,765,854	890,689	261,299	144,697,942

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No. 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the subsidiaries and associates, refer to 'Note 16'.

(a) Balances with the related parties as of December 31, 2025 and 2024 are as follows:

Related party	Account		December 31, 2025	December 31, 2024
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	190	154
〃	ACL		(1)	(1)
〃	Accrued income		14	23
〃	Deposits		3,855	5,559
〃	Allowance for Undrawn Commitment		1	1
Incorporated association Finance Saving Information Center	Credit card loans		1	2
〃	Deposits		4	3
Nomura-Rifa Private Real Estate Investment Trust 19	Loans		11,400	11,700
〃	ACL		(3,781)	(247)
〃	Accrued income		47	-
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3 (*)	Accrued income		-	71
Korea Finance Security Co., Ltd.	Deposits		123	131
〃	Credit card loans		7	6
Korea Credit Bureau	Deposits		1,671	24
〃	Credit card loans		907	616
〃	ACL		-	(1)
Goduck Gangil1 PFV Co., Ltd.	Deposits		-	4
SBC PFV Co., Ltd.	Loans		519,800	984,600
〃	ACL		(3,990)	(1,345)
〃	Accrued income		93	89
〃	Allowance for Undrawn Commitment		771	-
〃	Deposits		1	105
Goduck Gangil10 PFV Co., Ltd.	Deposits		340	11,899
EDNCENTRAL Co., Ltd. (*)	Loans		-	25,400
〃	ACL		-	(74)
〃	Accrued income		-	64
〃	Deposits		-	1,170
〃	Provisions		-	156
Shinhan Global Healthcare Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Gyeonggi-Neoplux Superman Fund	Account receivables		-	1,696
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		643	721
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		288	399
Neoplux No.3 Private Equity Fund	Account receivables		9,240	7,532
Wave Technology	Deposits		106	115

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(a) Balances with the related parties as of December 31, 2025 and 2024 are as follows (continued):

Related party	Account		December 31, 2025	December 31, 2024
Investments in associates (continued):
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables	~~W~~	1,485	1,402
iPIXEL Co., Ltd.	Credit card loans		10	14
〃	ACL		-	(1)
〃	Deposits		74	717
〃	Allowance for Undrawn Commitment		-	1
NewWave 6th Fund	Account receivables		791	877
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		784	852
Logisvalley Shinhan REIT Co., Ltd.	Loans		33,000	33,000
〃	ACL		(29)	(30)
〃	Accrued income		75	75
〃	Deposits		932	1,340
Shinhan-Albatross tech investment Fund	Deposits		2,331	4,339
Shinhan VC tomorrow venture fund 1	Account receivables		2,992	2,474
JS Shinhan Private Equity Fund	Accrued income		289	-
Shinhan Time 1st Investment fund	Deposits		-	64
NH-J&-IBKC Label Technology Fund	Deposits		44	59
SH K-REITs Infra Real Estate Investment Trust (FoFs)	Accrued income		5	5
Shinhan-CJ TechInnovation Fund 1st	Deposits		3,500	3,100
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Accrued income		14	12
SH Prestige High Dividend Security Feeder No.1[Equity]	Accrued income		34	14
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		50	44
Capstone REITs No.26	Loans		20,000	20,000
〃	ACL		(21)	(21)
〃	Accrued income		93	90
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.	Accrued income		146	145
Shinhan-GB FutureFlow Fund L.P.	Account receivables		-	41
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets		-	503
Shinhan AIM FoF Fund 1-A	Derivative assets		-	3,511
PineStreet Global Corporate FoF XIII-2	Derivative assets		469	104
〃	Derivative liabilities		17	-
CASCADETECH INC	Deposits		11	35
Songpa biz cluster PFV Co., Ltd.	Loans		70,272	22,424
〃	ACL		(521)	(119)
〃	Accrued income		129	26
〃	Allowance for Undrawn Commitment		-	95
STIC ALT Global II Private Equity Fund	Deposits		805	2,207
TECHFIN RATINGS Co., Ltd.	Credit card loans		28	13
〃	ACL		-	(2)
〃	Deposits		13,548	21,611
〃	Allowance for Undrawn Commitment		1	7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(a) Balances with the related parties as of December 31, 2025 and 2024 are as follows (continued):

Related party	Account		December 31, 2025	December 31, 2024
Investments in associates (continued):
Nomura-Rifa Private Real Estate Investment Trust 31	Loans	~~W~~	13,860	14,000
〃	ACL		(54)	(27)
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	14,000
〃	ACL		(99)	(75)
〃	Accrued income		152	124
Shinhan-DS Mezzanine Fund 1	Unearned revenue		88	93
Shinhan-Csquared Mezzanine Fund 1	Unearned revenue		19	19
KR Seocho Co., Ltd	Loans		11,871	11,871
〃	ACL		(228)	(213)
〃	Accrued income		1,691	573
KB Distribution Private Real Estate 3-1	Loans		-	2,000
〃	ACL		-	(4)
〃	Accrued income		-	17
Shinhan-Dev healthcare Fund I	Unearned revenue		8	-
Credila Financial Services	Loans		19,895	-
〃	ACL		(78)	-
〃	Deposits		3,196	-
Shinhan Rio Green Private Equity Fund	Account receivables		79	-
D2U 12th Fund	Deposits		400	-
Finflow	Deposits		574	-
Fireant Media and Digital Service Joint Stock Company	Deposits		4	-
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]	Accrued income		4	-
IGIS Yongsan Office General Private Real Estate Investment Trust 518	Loans		20,000	20,000
〃	ACL		(141)	(107)
〃	Accrued income		140	140
Shinhan-BNK Global Fund I	Unearned revenue		44	-
Key management personnel and their immediate relatives:	Loans		4,558	3,402
	Assets		753,419	1,185,307
	Liabilities	~~W~~	33,253	53,707

(*) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows:

Related party	Account		December 31, 2025	December 31, 2024
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	1,669	1,312
〃	Interest expense		(12)	(12)
Shinhan-Albatross tech investment Fund	Fees and commission income		514	1,047
〃	Interest expense		(7)	(12)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		174	192
Shinhan-PS Investment Fund No.1	Fees and commission income		8	20
Nomura-Rifa Private Real Estate Investment Trust 19	Interest income		574	588
〃	Reversal of (provision for) credit loss allowance		(3,533)	223
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3 (*2)	Fees and commission income		176	886
Korea Finance Security Co., Ltd.	Fees and commission income		3	4
〃	Other administrative expense		(145)	(145)
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		2,072	3,122
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		28	148
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		179	158
Korea Credit Bureau	Fees and commission income		3,803	1,753
〃	Fees and commission expense		(5,060)	(4,830)
〃	Other administrative expense		(1,093)	(91)
〃	Reversal of allowance for credit losses		1	-
〃	Interest expense		(10)	-
SBC PFV Co., Ltd.	Fees and commission income		29,145	7,839
〃	Interest income		45,135	36,957
〃	Interest expense		-	(13)
〃	Provision for credit losses		(2,645)	(679)
〃	Provision for unused commitments		(771)	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows (continued):

Related party	Account		December 31, 2025	December 31, 2024
Investments in associates (continued):
Goduck Gangil10 PFV Co., Ltd.	Interest income	~~W~~	-	30
〃	Interest expense		(78)	(295)
〃	Reversal of allowance for credit losses		-	17
Korea Omega-Shinhan Project Fund I	Fees and commission income		3,756	146
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		1	18
EDNCENTRAL Co., Ltd.	Interest income		587	615
〃	Fees and commission income		18	-
〃	Interest expense		(29)	(2)
〃	Provision for credit losses		(43)	(74)
〃	Provision for unused commitments		(32)	-
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		265	338
Future-Creation Neoplux Venture Capital Fund	Interest income		72	76
Gyeonggi-Neoplux Superman Fund	Fees and commission income		315	522
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		643	706
NewWave 6th Fund	Fees and commission income		791	877
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		288	401
Neoplux No.3 Private Equity Fund	Fees and commission income		1,707	-
Shinhan Smilegate Global PEF I (*2)	Fees and commission income		-	238
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		1,485	1,402
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		61	61
Ulmus SHC innovation investment fund	Fees and commission income		67	69
iPIXEL Co., Ltd.	Interest expense		-	(1)
〃	Reversal of allowance for credit losses		1	-
〃	Reversal of provision for unused commitments		1	-
CJL No.1 Private Equity Fund (*2)	Interest expense		-	(2)
Reverent-Shinhan Vista Fund	Fees and commission income		80	80
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		96	120
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		78	93
Shinhan-Time mezzanine blind Fund (*2)	Fees and commission income		-	300
Shinhan VC tomorrow venture fund 1	Fees and commission income		2,992	2,474
JS Shinhan Private Equity Fund	Fees and commission income		600	600
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		14	722
Shinhan-Kunicorn first Fund	Fees and commission income		261	261
Shinhan-Quantum Startup Fund	Fees and commission income		124	153
Shinhan Simone Fund Ⅰ	Fees and commission income		23	78
ShinhanFitrin 1st Technology Business Investment Association	Fees and commission income		76	82
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)
Logisvalley Shinhan REIT Co., Ltd.	Interest income		1,643	1,703
〃	Fees and commission income		150	143
〃	Interest expense		(2)	(2)
〃	Reversal of allowance for credit losses		1	-
Shinhan-Dev healthcare Fund I	Fees and commission income		67	82

50. Related parties (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

(b) Transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows (continued):

Related party	Account		December 31, 2025	December 31, 2024
Investments in associates (continued):
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income	~~W~~	120	222
Global Commerce Fund	Fees and commission income		22	38
Shinhan-HGI Social Enterprise Fund	Fees and commission income		51	47
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	Fees and commission income		57	45
IGIS-Shinhan New Technology Fund 1	Fees and commission income		36	36
Shinhan-G.N.Tech Smart Innovation Fund	Fees and commission income		260	195
SH Global Net Zero Solution Security Investment Trust (*1)	Fees and commission income		-	17
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*1)	Fees and commission income		-	4
Shinhan Global Active REIT Co., Ltd. (*1), (*3)	Interest income		-	3,982
〃	Fees and commission income		-	2,498
〃	Derivative-related income		-	8,220
〃	Interest expense		-	(4)
〃	Reversal of allowance for credit losses		-	533
DS SHINHAN Content Investment Fund 1	Fees and commission income		18	18
Shinhan Time 1st Investment fund	Fees and commission income		26	26
SHINHAN SGC ESG Fund No.1	Fees and commission income		110	115
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Fees and commission income		124	125
Shinhan-isquare Venture PEF 1	Fees and commission income		100	100
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		207	207
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Fees and commission income		216	216
NH-J&-IBKC Label Technology Fund	Interest expense		(1)	(6)
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		55	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		176	214
Shinhan M&A-ESG Investment fund	Fees and commission income		1,072	1,083
Shinhan-JW Mezzanin New Technology Fund 1st (*1)	Fees and commission income		-	7
MAN Global Strategy Bond(H)	Fees and commission income		-	5
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Fees and commission income		75	18
SH Prestige High Dividend Security Feeder No.1[Equity]	Fees and commission income		104	24
Shinhan Time Secondary Blind New Technology Investment Trust	Fees and commission income		163	200
Shinhan-openwater pre-IPO Investment Trust 1	Fees and commission income		100	100
Shinhan-CJ TechInnovation Fund 1st	Fees and commission income		200	200
〃	Interest expense		(72)	(25)
Shinhan-Eco Venture Fund 2nd	Fees and commission income		100	100
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Fees and commission income		200	200
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Fees and commission income		115	237
Shinhan HB Wellness 1st Investment Trust	Fees and commission income		77	77

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows (continued):

Related party	Account		December 31, 2025	December 31, 2024
Shinhan J&Wave Investment Fund	Fees and commission income	~~W~~	11	18
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		210	135
Shinhan-Timefolio Bio Accelerator Fund	Fees and commission income		-	310
Shinhan DS Secondary Investment Fund	Fees and commission income		303	303
Fortress-shinhan New Tech Fund No.1	Fees and commission income		6	101
Shinhan-Ulmus Sobujang hyeokshin Enterprise Investment Association No.7	Fees and commission income		94	94
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.	Fees and commission income		496	208
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		296	279
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		-	503
〃	Other expense		-	(2)
Shinhan AIM FoF Fund 1-A	Derivative-related income		-	3,331
〃	Derivative-related expense		-	(232)
〃	Other income		-	22
〃	Interest expense		-	(12)
PineStreet Global Corporate FoF XIII-2	Derivative-related income		365	96
〃	Derivative-related expense		(17)	-
Shinhan-Regent Fund Ⅰ	Fees and commission income		84	23
Shinhan-soo secondary Fund	Fees and commission income		169	247
The E&Shinhan New Growth Up Fund	Fees and commission income		160	216
CASCADETECH INC	Reversal of allowance for credit losses		-	6
TECHFIN RATINGS Co., Ltd. (*4)	Fees and commission income		4	2
〃	Interest expense		(525)	(726)
〃	Fees and commission expense		(1)	-
〃	Reversal of allowance for credit losses		2	-
〃	Reversal of provision for unused commitments		6	-
Songpa biz cluster PFV Co., Ltd.	Interest income		2,810	356
〃	Fees and commission income		1	9,178
〃	Interest expense		-	(1)
〃	Provision for credit losses		(402)	-
〃	Reversal of provision for unused commitments		95	-
STIC ALT Global II Private Equity Fund	Interest expense		(1)	(3)
Nomura-Rifa Private Real Estate Investment Trust No.31.	Interest income		749	746
〃	Provision for credit losses		(27)	(27)
Pacific Private Placement Real Estate Fund No.40	Interest income		589	825
〃	Provision for credit losses		(24)	-
Shinhan-DS Mezzanine Fund 1	Fees and commission income		270	172
Shinhan-Csquared Mezzanine Fund 1	Fees and commission income		40	20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows (continued):

Related party	Account		December 31, 2025	December 31, 2024
Shinhan Time BM sobujang Fund	Fees and commission income	~~W~~	82	110
KR Seocho Co., Ltd	Interest income		1,430	1,287
〃	Provision for credit losses		(15)	-
Shinhan Market-Frontier Fund Ⅲ	Fees and commission income		1,568	1,022
SH K-REITs Infra Real Estate Investment Trust (FoFs)	Fees and commission income		63	50
KB Distribution Private Real Estate 3-1	Interest income		83	103
〃	Reversal of (provision for) credit loss allowance		4	(4)
Capstone REITs No.26	Interest income		1,000	589
〃	Provision for credit losses		-	(21)
Wave Technology	Fees and commission expense		(300)	(300)
Credila Financial Services	Interest income		1,918	-
〃	Fees and commission income		9	-
〃	Provision for credit losses		(78)	-
〃	Interest expense		(84)	-
Shinhan Rio Green Private Equity Fund	Fees and commission income		131	-
〃	Interest expense		(31)	-
Startup Korea Vision 2024 Fund	Fees and commission income		801	-
Shinhan-soo Investment Green Wiz Fund	Fees and commission income		412	-
Shinhan-Time Premier Fund	Fees and commission income		120	-
Finflow (*4)	Other non-operating income		2,652	-
D2U 12th Fund	Interest expense		(7)	-
Fireant Media and Digital Service Joint Stock Company	Interest expense		(1)	-
〃	Fees and commission income		4	-
Meta TB ESG Private Equity Fund I	Interest expense		(9)	-
Reverent-Shinhan Root Fund	Fees and commission income		88	-
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]	Fees and commission income		11	-
IGIS Yongsan Office General Private Real Estate Investment Trust 518	Interest income		1,205	-
〃	Provision for credit losses		(34)	-
Key management personnel and their immediate relatives
	Interest income		233	133
		~~W~~	107,012	98,783

(*1) Excluded from associates due to the loss of significant influence through disposal, liquidation, or other means for the year ended December 31, 2024.

(*2) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2025.

(*3) The transaction details between the associate and its subsidiary are included during the year ended December 31, 2024.

(*4) During the year ended December 31, 2025, the Group acquired shares of Finflow through an in-kind contribution, and a disposal gain of ~~W~~ 2,652 million arising from the in-kind contribution is included in other non-operating income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Short-term employee benefits	~~W~~	21,268	21,963
Severance benefits		701	824
Share-based payment transactions (*)		24,840	12,478
	~~W~~	46,809	35,265

(*) The above share-based compensation expenses are costs related to share-based compensation arrangements that are still within the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of December 31, 2025 and 2024 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		December 31, 2025	December 31, 2024	Account
Shinhan Bank	SBC PFV Co., Ltd.	~~W~~	1,226,300	65,400	Unused credit commitment
〃	Key Management Personnel		989	2,801	Unused credit commitment
Shinhan Life Insurance Co., Ltd.	SBC PFV Co., Ltd.		171,700	-	Unused credit commitment
Shinhan Securities Co., Ltd.	SBC PFV Co., Ltd.		4,100	-	Unused credit commitment
〃	Songpa biz cluster PFV Co., Ltd.		30,000	-	Unused credit commitment
Shinhan Capital	SBC PFV Co., Ltd.		61,300	-	Unused credit commitment
Shinhan Card Co., Ltd.	BNP Paribas Cardif Life Insurance		810	846	Unused credit line
The Group	Structured entities		131,704	204,035	Purchase agreement
			6,286	31,440	Derivates agreement
		~~W~~	1,633,189	304,522

(e) Details of collaterals provided by the related parties as of December 31, 2025 and 2024 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		December 31, 2025	December 31, 2024
Shinhan Bank	Logisvalley Shinhan REIT Co., Ltd.	Collateral trust	~~W~~	39,600	39,600
	Nomura-Rifa Private Real Estate Investment Trust No.31.	Collateral trust		16,632	16,800
	SBC PFV Co., Ltd.	Collateral trust		1,440,000	960,000
	〃	Shares		7,529	-
				1,447,529	960,000
	Key Management Personnel	Properties		9,103	6,799
	〃	Deposits, etc.		1,783	1,466
	〃	Guarantee		980	2,132
				11,866	10,397
			~~W~~	1,515,627	1,026,797

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(f) Significant loans and financing transactions with related parties

i) Details of significant loan and collection transactions with related parties for the year ended December 31, 2025 and for the year ended December 31, 2024 are as follows:

			December 31, 2025
Classification	Company		Beginning	Loan	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust 19	~~W~~	11,700	-	(300)	-	11,400
	SBC PFV Co., Ltd.		984,600	1,270,300	(1,735,100)	-	519,800
	Logisvalley Shinhan REIT Co., Ltd.		33,000	-	-	-	33,000
	Nomura-Rifa Private Real Estate Investment Trust No.31.		14,000	-	(140)	-	13,860
	Pacific Private Placement Real Estate Fund No.40		14,000	-	-	-	14,000
	KR Seocho Co., Ltd		11,871	-	-	-	11,871
	Songpa biz cluster PFV Co., Ltd.		22,424	47,848	-	-	70,272
	KB Distribution Private Real Estate 3-1		2,000	-	(2,000)	-	-
	Capstone REITs No.26		20,000	-	-	-	20,000
	EDNCENTRAL Co., Ltd.		25,400	7,930	-	(33,330)	-
	Credila Financial Services		-	26,567	(6,672)	-	19,895
	IGIS Yongsan Office General Private Real Estate Investment Trust 518		20,000	-	-	-	20,000
Key Management Personnel			3,403	3,747	(2,591)	-	4,559
Total		~~W~~	1,162,398	1,356,392	(1,746,803)	(33,330)	738,657

(*) Excluded from associates due to the loss of significant influence during the year ended December 31, 2025, and the year-end balance has been reclassified under 'Others'.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(f) Significant loans and financing transactions with related parties (continued)

i) Details of significant loan and collection transactions with related parties for the year ended December 31, 2025 and for the year ended December 31, 2024 are as follows (continued):

			December 31, 2024
Classification	Company		Beginning	Loan	Collection	Others (*1)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust 19	~~W~~	11,529	-	(300)	471	11,700
	Shinhan Global Active REIT Co., Ltd. (*2)		-	165,400	(125,700)	(39,700)	-
	SBC PFV Co., Ltd.		-	1,169,700	(185,100)	-	984,600
	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-	-
	Logisvalley Shinhan REIT Co., Ltd.		33,000	34,175	(34,175)	-	33,000
	CASCADETECH INC		-	66	(66)	-	-
	Nomura-Rifa Private Real Estate Investment Trust No.31.		-	28,000	(14,000)	-	14,000
	Pacific Private Placement Real Estate Fund No.40		-	14,000	-	-	14,000
	KR Seocho Co., Ltd.		-	11,871	(7,000)	7,000	11,871
	Songpa biz cluster PFV Co., Ltd.		-	22,424	-	-	22,424
	KB Distribution Private Real Estate 3-1		-	2,000	-	-	2,000
	Capstone REITs No.26		-	20,000	-	-	20,000
	EDNCENTRAL Co., Ltd.		-	25,400	-	-	25,400
	IGIS Yongsan Office General Private Real Estate Investment Trust 518		20,000	-	-	-	20,000
Key Management Personnel			5,005	1,493	(3,095)	-	3,403
Total		~~W~~	70,634	1,494,529	(370,536)	(32,229)	1,162,398

(*1) The effect on changes in allowance for credit loss is included.

(*2) Excluded from associates due to the loss of significant influence during the year ended December 31, 2024, and the year-end balance has been reclassified under 'Others'.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

50. Related parties (continued)

(f) Significant loans and financing transactions with related parties (continued)

ii) Details of significant borrowing and repayment transactions with related parties for the year ended December 31, 2025 and for the year ended December 31, 2024 are as follows:

				December 31, 2025
Liabilities	Classification	Company		Beginning	Borrowing	Repayment	Ending
Deposits (*)	Investments in associates	NH-J&-IBKC Label Technology Fund	~~W~~	59	-	(59)	-
		Shinhan Rio Green Private Equity Fund		-	4,600	(4,600)	-
		TECHFIN RATINGS Co., Ltd.		18,000	24,500	(29,000)	13,500
		Shinhan-CJ TechInnovation Fund 1st		3,100	14,500	(14,100)	3,500
		D2U 12th Fund		-	900	(500)	400
		Meta TB ESG Private Equity Fund I		-	300	(300)	-
		Korea Credit Bureau		-	1,000	-	1,000
	Total		~~W~~	21,159	45,800	(48,559)	18,400

				December 31, 2024
Liabilities	Classification	Company		Beginning	Borrowing	Repayment	Ending
Deposits (*)	Investments in associates	NH-J&-IBKC Label Technology Fund	~~W~~	248	522	(711)	59
		TECHFIN RATINGS Co., Ltd.		-	46,000	(28,000)	18,000
		CJL No.1 Private Equity Fund		265	282	(547)	-
		Shinhan-CJ TechInnovati- on Fund 1st		-	3,100	-	3,100
	Total		~~W~~	513	49,904	(29,258)	21,159

(*) Settlement balances between related parties and payable deposits with frequent movements are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

51. Interests in unconsolidated structured entities

(a)
The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Total assets:
Asset-backed securitization	~~W~~	180,681,470	193,570,970
Structured financing		567,491,062	506,473,200
Investment fund		603,354,883	508,704,815
	~~W~~	1,351,527,415	1,208,748,985

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

51. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at FVTPL	~~W~~	4,622	746,038	-	750,660
Loan at amortized cost		2,971,101	19,410,662	150,857	22,532,620
Securities at FVTPL		4,491,692	322,481	16,428,693	21,242,866
Derivate assets		9,286	-	-	9,286
Securities at FVOCI		3,721,496	138,153	-	3,859,649
Securities at amortized cost		4,089,597	-	80	4,089,677
Other assets		12,665	101,058	2,439	116,162
	~~W~~	15,300,459	20,718,392	16,582,069	52,600,920
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	2,101	-	-	2,101
Other liabilities		315	6,481	-	6,796
	~~W~~	2,416	6,481	-	8,897

		December 31, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at FVTPL	~~W~~	11,669	600,796	-	612,465
Loan at amortized cost		2,326,196	18,660,200	93,296	21,079,692
Securities at FVTPL		4,233,165	255,936	14,902,327	19,391,428
Derivate assets		16,012	-	-	16,012
Securities at FVOCI		4,124,742	176,273	-	4,301,015
Securities at amortized cost		4,879,484	-	93	4,879,577
Other assets		13,700	73,981	28,076	115,757
	~~W~~	15,604,968	19,767,186	15,023,792	50,395,946
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	3,130	220	-	3,350
Other liabilities		510	4,295	3	4,808
	~~W~~	3,640	4,515	3	8,158

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

51. Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	15,300,459	20,718,392	16,582,069	52,600,920
ABS and ABCP purchase agreements		1,802,241	277,917	2,203,699	4,283,857
Loan commitments		256,038	1,458,320	67,807	1,782,165
Guarantees		31,450	6,000	-	37,450
Others		-	263,836	-	263,836
	~~W~~	17,390,188	22,724,465	18,853,575	58,968,228

		December 31, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	15,604,968	19,767,186	15,023,792	50,395,946
ABS and ABCP purchase agreements		1,125,400	224,184	2,246,239	3,595,823
Loan commitments		327,367	916,236	41,656	1,285,259
Guarantees		111,150	8,900	-	120,050
Others		-	383,071	-	383,071
	~~W~~	17,168,885	21,299,577	17,311,687	55,780,149

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

52. Business Combinations

(a)
General Information

On October 20, 2025, the Group acquired 100% of the equity interests in HIEP HIEP THANH INVESTMENT COMPANY LIMITED and obtained control over the entity. The identifiable assets and liabilities of HIEP HIEP THANH INVESTMENT COMPANY LIMITED as of the acquisition date include inputs and processes that have the ability to create outputs. In assessing whether the acquired set constitutes a business, the Group evaluated whether the acquired inputs and substantive processes significantly contribute to the ability to generate outputs, including other income. Based on this assessment, the acquired set meets the definition of a business.

As a result of obtaining control over HIEP HIEP THANH INVESTMENT COMPANY LIMITED, the Group became the substantive owner of The METT Office Building, thereby securing stable rental income in the Ho Chi Minh City real estate market in Vietnam and expecting capital appreciation arising from favorable real estate market conditions. In addition, as major consolidated subsidiaries of the Group occupy The METT Office Building, the Group expects the property to serve as a strategic foothold for its expansion into the Vietnamese market.

For the two-month period subsequent to the acquisition date, the Group recognized revenue of approximately

~~W~~ 2,796 million and an operating loss of approximately ~~W~~ 1,056 million through HIEP HIEP THANH INVESTMENT COMPANY LIMITED. If the acquisition had occurred on January 1, 2025, the beginning of the annual reporting period, revenue would have been approximately ~~W~~ 11,853 million and operating loss would have been approximately ~~W~~ 17,933 million. These amounts were estimated assuming that the provisional fair value adjustments recognized at the acquisition date had been applied as of January 1, 2025.

Name of the acquiree		HIEP HIEP THANH INVESTMENT COMPANY LIMITED
Acquisition date		2025-10-20
Consideration transferred	~~W~~	132,519
Fair value of identifiable assets recognized		455,413
Fair value of identifiable liabilities recognized		319,817
Bargain purchase gain recognized (*)		3,077
Operating revenue since the acquisition date		2,796

(*) The bargain purchase gain arose as the consideration transferred was determined by taking into consideration the market conditions at the transaction date, including exchange rate fluctuations, the seller’s negotiating position, and the urgency to complete the transaction. After reassessing the related fair value measurements to confirm that there were no measurement errors, the Group recognized the amount as a bargain purchase gain.

(b)
Consideration transferred

The fair values of the major components of the consideration transferred as of the acquisition date are as follows:

Amount
Cash	~~W~~	132,519

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

52. Business Combinations (continued)

(c)
Identifiable assets acquired and liabilities assumed

i) The amounts of the assets acquired and liabilities assumed as of the acquisition date are as follows:

		Amount
Property and equipment (*)	~~W~~	188,110
Investment property		207,833
Trade and other receivables		50,955
Cash and cash equivalents		8,515
Deferred tax liabilities		35,183
Trade and other payables		284,634
Identifiable net assets	~~W~~	135,596

(*) Investment property of the acquiree amounting to ~~W~~ 188,029 million was classified as property and equipment in the Group’s consolidated statement of financial position.

ii) The valuation techniques used to measure the fair value of significant assets acquired are as follows:

Assets acquired	Valuation techniques
Property and equipment and investment property

Market approach and income approach using the discounted cash flow (“DCF”) method:
Under the market approach, fair value was determined based on recent transaction cases and market data of comparable properties with similar location, use, and scale as of the acquisition date.
Under the income approach, fair value was estimated by projecting future cash flows expected to be generated from the investment property based on reasonable assumptions and discounting them using an appropriate discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In millions of won)

52. Business Combinations (continued)

(d)
Goodwill or Bargain Purchase Gain

Goodwill (or bargain purchase gain) arising from the business combination is as follows:

The bargain purchase gain was recognized as non-operating income.

		Amount
Total consideration transferred	~~W~~	132,519
Fair value of identifiable net assets acquired		135,596
Goodwill (bargain purchase gain)		(3,077)

(e)
Acquisition-related costs

The Group incurred approximately ~~W~~ 171 million of acquisition-related costs in connection with the business combination, including legal and due diligence fees.

(f)
Net cash flows from business combinations are as follows:

		Amount
Consideration paid in cash	~~W~~	132,519
Less: Cash and cash equivalents held by the subsidiary		8,515
Net cash flows from business combinations		124,004

53. Subsequent events

To enhance shareholder value, the Company resolved to acquire and retire treasury shares totaling ~~W~~ 500 billion based on a resolution of the Board of Directors on February 5, 2026.

Independent Auditors’ Report on Internal Control over Financial Reporting for Consolidation Purposes

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited the internal control over financial reporting (“ICFR”) for consolidation purposes of Shinhan Financial Group Co., Ltd. and its subsidiaries (“the Group”) as of December 31, 2025 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as of December 31, 2025, based on ICFR Design and Operation Framework.

We have also audited, in accordance with Korean Standards on Auditing (“KSAs”), the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as of December 31, 2025, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of material accounting policies and other explanatory information, and our report dated March 3, 2026 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting for consolidation purposes in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Group’s management is responsible for designing, operating and maintaining effective internal control over financial reporting for consolidation purposes and for its assessment of the effectiveness of internal control over financial reporting for consolidation purposes, included in the accompanying ‘ICFR Operating Status Report for Consolidation Purposes by CEO and IAM.’

Those charged with governance are responsible for overseeing the Group’s internal control over financial reporting for consolidation purposes.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s internal control over financial reporting for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

Our audit of internal control over financial reporting for consolidation purposes included obtaining an understanding of internal control over financial reporting for consolidation purposes, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

A company’s internal control over financial reporting for consolidation purposes is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Jung-Soo Bok.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting for consolidation purposes. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

To the Shareholders, Board of Directors, and Audit Committee of
Shinhan Financial Group Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Financial Group Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting for Consolidation Purposes ("ICFR") for the year ending December 31, 2025.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in consolidated financial statements to ensure preparation and disclosure of reliable consolidated financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Enforcement Rule of the Regulations on External Audit and Accounting – Annex 6: Standards for the Evaluating and Reporting of ICFR'.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

ICFR has inherent limitations, as prescribed in paragraph 9 of the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'. Accordingly, there is an unavoidable risk of execution risk arising in the course of operating ICFR, and ICFR may fail to prevent or detect material misstatements in the financial statements resulting from intentional fraudulent activities. The Attachment to this ICFR Operating Status Report additionally describes the results of the assessment of key control activities that have been designed and operated to address fraud risks identified in connection with fund-related processes.

(Attachment)

- Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

March 3, 2026

JIN, Okdong ( )
Chief Executive Officer

JANG, Jeonghoon ( )
Internal Accounting Manager

(Attachment) Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

The Company designs and operates its internal accounting control system in accordance with the "Framework for the Design and Operation of ICFR" to prevent and detect errors or fraudulent acts that could result in material misstatements in the consolidated financial statements.

Internal control activities performed by the Company as disclosed below are an integrated and summarized description of the major control activities directly related to preventing or detecting fund-related fraud risks, such as embezzlement, that are operated by the Company in accordance with the 'Guidelines for the Assessment and Reporting of ICFR' established and amended by the Financial Supervisory Service.

Type	Internal control activities performed by the Company	Subject Companies	Results of the Assessment of Design and Operation Effectiveness
Entity Level Control	(Attestation of compliance with the Code of Ethics) Management operates internal policies that require executives and employees to understand and attest to their obligations under the Code of Ethics, and identifies and monitors violations of the Code of Conduct or the Code of Ethics through compliance-monitoring functions, internal audit functions, and ethics and compliance programs	Shinhan Financial Group Co., Ltd., Shinhan Bank and 18 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Compliance Team, Shinhan Bank Compliance Management Department and 18 other subsidiaries, October 2025, February 2026)
	(Risk Analysis and Response) Management considers the potential significance of operational risks through risk-profile analysis, identifies the causes of each operational risk issue, and designs internal controls accordingly	Shinhan Financial Group Co., Ltd., Shinhan Bank and 18 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Risk Management Team, Shinhan Bank Risk Engineering Department and 18 other subsidiaries, October 2025, February 2026)
	(Continuous Monitoring and Operation of Mandatory Leave Policy) Management operates ongoing fraud-mitigation procedures, such as continuous monitoring and the mandatory leave policy, considering the potential for fraud arising from incentives and pressures	Shinhan Financial Group Co., Ltd., Shinhan Bank and 18 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Compliance Team, Shinhan Bank Compliance Department and 18 other subsidiaries, October 2025, February 2026)
	(Segregation of Duties) Management formalizes assigned job authorities and responsibilities in internal policies, clearly distinguishing inherent authorities from delegated responsibilities	Shinhan Financial Group Co., Ltd., Shinhan Bank and 18 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Strategic Planning Team, Shinhan Bank Compliance Management Department and 18 other subsidiaries, October 2025, February 2026)

Type	Internal control activities performed by the Company	Subject Companies	Results of the Assessment of Design and Operation Effectiveness
	(Credit Transaction Approval) The credit transaction officer, when executing a credit transaction, reconciles and verifies the consistency between the information entered into the system and the documents approved through the credit review process, and approves the transaction upon confirmation (presented on an integrated basis; control owners: department heads of Shinhan Bank Sales Promotion Department 1, Shinhan Card Finance Business 2 Department and the responsible departments of 13 other subsidiaries)	Shinhan Bank, Shinhan Card Co., Ltd. and 13 other subsiriaries	As a result of the test, no material weaknesses were identified (Shinhan Bank Sales Promotion Department 1, Shinhan Card Finance Business 2 Department and 13 other subsidiaries, October 2025, February 2026)
	(Special Credit Management) The officer responsible for managing NPLs reviews supporting documentation related to procedures such as collection, sale, restructuring, or write-offs, examines the appropriateness of the associated amounts, and grants approval accordingly (presented on an integrated basis; control owners: department heads of Shinhan Bank Corporate Credit Support Department, Shinhan Card Collection Management Department and the responsible departments of 13 other subsidiaries)	Shinhan Bank, Shinhan Card Co., Ltd. and 13 other subsiriaries	As a result of the test, no material weaknesses were identified (Shinhan Bank Corporate Credit Support Department, Shinhan Card Collection Management Department and 13 other subsidiaries, October 2025, February 2026)
	(Credit Monitoring) Officers of the credit-handling departments and the credit-supervisory departments perform monitoring over the credits under their management (presented on an integrated basis; control owners: department heads of Shinhan Bank Sales Promotion Department 1, Shinhan Card Risk Overall Management Department and the responsible departments of 11 other subsidiaries)	Shinhan Bank, Shinhan Card Co., Ltd. and 11 other subsiriaries	As a result of the test, no material weaknesses were identified (Shinhan Bank Sales Promotion Department 1, Shinhan Card Risk Overall Management Department and 11 other subsidiaries, October 2025, February 2026)
	(Segregation of Duties for Financial Instrument Transactions) The employee responsible for entering transaction details and the officer approving vouchers are segregated, and the officer authorizing transaction execution is also segregated from the officer approving vouchers (applicable transactions: securities and derivatives) (presented on an integrated basis; control owners: department heads of Shinhan Bank Settlement Department, Shinhan Card Finance Department and the responsible departments of 4 other subsidiaries)	Shinhan Bank, Shinhan Card Co., Ltd. and 4 other subsiriaries	As a result of the test, no material weaknesses were identified (Shinhan Bank Settlement Department, Shinhan Card Finance Department and 4 other subsidiaries, October 2025, February 2026)

Type	Internal control activities performed by the Company	Subject Companies	Results of the Assessment of Design and Operation Effectiveness
	(Branch Daily Closing) At the end of each business day, the branch officer grants approval after reviewing the reconciliations that verify the consistency between the system-recorded cash-on-hand balances and the physical cash held at teller counters, ATMs, and other cash-handling facilities (presented on an integrated basis; control owners: department heads of Shinhan Bank Sales Promotion Department 1, Shinhan Securities Gangnam Finance Center and the responsible departments of 8 other subsidiaries)	Shinhan Bank, Shinhan Securities Co., Ltd. and 8 other subsiriaries	As a result of the test, no material weaknesses were identified (Shinhan Bank Sales Promotion Department 1, Shinhan Securities Gangnam Finance Center and 8 other subsidiaries, October 2025, February 2026)
	(Deposit Transaction Approval) For over-the-counter deposit transactions, branch employees verify that all required information is properly completed and approve deposits, withdrawals, and transfers, while the responsible officer performs additional review and approval for transactions exceeding a specified amount (presented on an integrated basis; control owners: department heads of Shinhan Bank Sales Promotion Department 1, Jeju Bank Product Solution Part and the responsible departments of 7 other subsidiaries)	Shinhan Bank, Jeju Bank and 7 other subsiriaries	As a result of the test, no material weaknesses were identified (Shinhan Bank Sales Promotion Department 1, Jeju Bank Product Solution Part and 7 other subsidiaries, October 2025, February 2026)
	(Segregation of Duties for Insurance Operations) For tasks such as insurance underwriting, changes to key insurance policy information, and insurance claim payments, duties are segregated between employees responsible for application and data entry and officers responsible for review and approval (presented on an integrated basis; control owners: department heads of Shinhan Life Insurance Underwriting Operation Team, Shinhan EZ General Insurance Automotive Business Team, among others)	Shinhan Life Insurance Co., Ltd. and Shinhan EZ General Insurance Co., Ltd.	As a result of the test, no material weaknesses were identified (Shinhan Life Insurance Internal Accounting Management Team, Shinhan EZ General Insurance Automotive Business Team, etc., October 2025, February 2026)
	(Insurance Premium Collection) No cash payments are accepted on new policy application forms, insurance agents are not permitted to collect premiums in cash, and premiums paid by customers are automatically processed through the system (presented on an integrated basis; control owners: department heads of Shinhan Life Insurance Underwriting Planning Team, Shinhan EZ General Insurance Automotive Operation Team, among others)	Shinhan Life Insurance Co., Ltd. and Shinhan EZ General Insurance Co., Ltd.	As a result of the test, no material weaknesses were identified (Shinhan Life Insurance Underwriting Planning Team, Shinhan EZ General Insurance Automotive Operation Team, among others, October 2025, February 2026)

Type	Internal control activities performed by the Company	Subject Companies	Results of the Assessment of Design and Operation Effectiveness
	(Insurance Claim Payment) The officer responsible for insurance claim payments reviews and verifies the adequacy of the claim documents and the payment amount, grants approval, and processes the transfer accordingly (presented on an integrated basis; control owners: department heads of Shinhan Life Insurance Claims and Investigation Team, Shinhan EZ General Insurance Claims Operation Cell, among others)	Shinhan Life Insurance Co., Ltd. and Shinhan EZ General Insurance Co., Ltd.	As a result of the test, no material weaknesses were identified (Shinhan Life Insurance Claims & Investigation Team, Shinhan EZ General Insurance Claims Operation Cell, among others, October 2025, February 2026)
	(Funding and Repayment Approval) The officer responsible for funding and repayment activities reviews and verifies the issuance and funding terms, amounts, and other relevant conditions, and approves the transactions after assessing their appropriateness (presented on an integrated basis; control owners: department heads of Shinhan Financial Group Finance Management Team, Shinhan Bank Settlement Department and, and 9 other affiliated companies)	Shinhan Financial Group Co., Ltd., Shinhan Bank and 9 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Finance Management Team, Shinhan Bank Settlement Department and 9 other subsidiaries, October 2025, February 2026)
	(Segregation of Duties - Other Treasury Transactions) The employee responsible for fund disbursement are segregated from the approvers, and the employee responsible for fund disbursement are also segregated from those responsible for posting accounting vouchers (presented on an integrated basis; control owners: department heads of Shinhan Financial Group Management Support Team, Shinhan Bank Settlement Department and 10 other affiliated companies)	Shinhan Financial Group Co., Ltd., Shinhan Bank and 10 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Management Support Team, Shinhan Bank Settlement Department and 10 other subsidiaries, October 2025, February 2026)
	(Other Treasury Transaction Approval) The officer responsible for fund disbursement performs approval controls that may include the following: (i) approval of the registration or modification of counterparty information after reconciling and verifying the consistency between the counterparty information entered into the system and the relevant supporting documents; and/or (ii) approval of fund receipts, disbursements, or transfers, the officer approves the transaction after reconciling and verifying the consistency between the information stated in the payment approval document—including the amount, counterparty, and payment account—and the corresponding supporting documents (presented on an integrated basis; control owners: department heads of Shinhan Financial Group Management Support Team, Shinhan Bank Settlement Department and 10 other affiliated companies).	Shinhan Financial Group Co., Ltd., Shinhan Bank and 10 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Management Support Team, Shinhan Bank Settlement Department and 10 other subsidiaries, October 2025, February 2026)

Type	Internal control activities performed by the Company	Subject Companies	Results of the Assessment of Design and Operation Effectiveness
	(Cash and Due from Banks Management Approval) The officer responsible for fund management approves deposit subscriptions, terminations, and withdrawals after verifying key items such as the amount, interest rate, and maturity stated in supporting documents, including approval requests and transaction statements, and reviewing their appropriateness (presented on an integrated basis; control owners: department heads of the Finance Management Team of Shinhan Financial Group Co., Ltd., the Treasury Department of Shinhan Bank and 7 other affiliated companies)	Shinhan Financial Group Co., Ltd., Shinhan Bank and 7 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Finance Management Team, Shinhan Bank Treasury Department and 7 other subsidiaries, October 2025, February 2026)
	(Management of Important Physical Assets such as Corporate Seals) Important physical items—such as corporate seals and OTP devices—are stored in locations with restricted physical access. The officer responsible for managing these items verifies that approval has been obtained from the officer of the requesting department for seal use, assesses the appropriateness of the intended purpose, and then grants approval and authorizes its use (presented on an integrated basis; control owners: department heads of Shinhan Financial Group Management Support Team, Shinhan Bank Secretariat Office and 14 other affiliated companies)	Shinhan Financial Group Co., Ltd., Shinhan Bank and 14 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Management Support Team, Shinhan Bank Secretariat Office and 14 other subsidiaries, October 2025, February 2026)
	(Reconciliation of Cash and Due from Bank Balances) The officer responsible for managing cash and deposit balances reviews the reconciliation performed between the system-recorded deposit balances and the balances of each bank account, assesses their consistency, and grants approval accordingly (presented on an integrated basis; control owners: department heads of the Management Support Team of Shinhan Financial Group Management Support Team, Shinhan Bank Settlement Department and 7 other affiliated companies)	Shinhan Financial Group Co., Ltd., Shinhan Bank and 7 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group Management Support Team, Shinhan Bank Settlement Department and 7 other subsidiaries, October 2025, February 2026)
	(System Ledger Change Approval) The employee responsible for system ledger changes confirms that the change request has been approved by the officer of the requesting department and performs the requested change. The officer responsible for system ledger changes then reviews the appropriateness of the change and grants final approval (presented on an integrated basis; control owners: department heads of Shinhan Financial Group ICT Strategy and Planning Team, Shinhan Bank Tech Audit Office and 11 other affiliated companies)	Shinhan Financial Group Co., Ltd., Shinhan Bank and 11 other subsidiaries	As a result of the test, no material weaknesses were identified (Shinhan Financial Group ICT Strategy & Planning Team, Shinhan Bank Tech Audit Office and 11 other subsidiaries, October 2025, February 2026)